 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 24, 1994.

                                                  REGISTRATION NO. 33-51383
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------

                              AMENDMENT NO. 1

                                    TO
                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                ---------------

                            FIRST BANK SYSTEM, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                ---------------

       DELAWARE                      6711                      41-0255900
   (STATE OR OTHER            (PRIMARY STANDARD             (I.R.S. EMPLOYER
   JURISDICTION OF                INDUSTRIAL             IDENTIFICATION NUMBER)
   INCORPORATION OR           CLASSIFICATION CODE
    ORGANIZATION)                   NUMBER)

                                FIRST BANK PLACE
                            601 SECOND AVENUE SOUTH
                       MINNEAPOLIS, MINNESOTA 55402-4302
                                 (612) 973-1111
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ---------------

                                RICHARD A. ZONA
                                FIRST BANK PLACE
                            601 SECOND AVENUE SOUTH
                       MINNEAPOLIS, MINNESOTA 55402-4302
                                 (612) 973-1111
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:
          LEE R. MITAU, ESQ.                     R. HENRY KLEEMAN, ESQ.
           DORSEY & WHITNEY                 WILDMAN, HARROLD, ALLEN & DIXON
        220 SOUTH SIXTH STREET                   225 WEST WACKER DRIVE
  MINNEAPOLIS, MINNESOTA 55402-1498           CHICAGO, ILLINOIS 60606-1229

                                ---------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

  If any of the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

                                ---------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                            FIRST BANK SYSTEM, INC.

                             CROSS REFERENCE SHEET

                   PURSUANT TO ITEM 501(B) OF REGULATION S-K

        ITEM NO. IN FORM S-4                     LOCATION IN PROSPECTUS
        --------------------                     ----------------------

A. INFORMATION ABOUT THE TRANSACTION

  1.Forepart of Registration          Facing page of registration statement;
      Statement and Outside Front      outside front cover page of Prospectus
      Cover Page of Prospectus.......
  2.Inside Front and Outside Back     Available Information; Incorporation of
      Cover Pages of Prospectus......  Certain Documents by Reference; Table of
                                       Contents
  3.Risk Factors, Ratio of Earnings   Summary
      to Fixed Charges and Other
      Information....................
  4.Terms of the Transaction......... Summary; The Merger
  5.Pro Forma Financial Information.. Unaudited Pro Forma Combined Financial
                                       Information
  6.Material Contacts with the        The Merger
      Company Being Acquired.........
  7.Additional Information Required   *
      for Reoffering by Persons and
      Parties Deemed to Be
      Underwriters...................
  8.Interests of Named Experts and    Legal Opinions
      Counsel........................
  9.Disclosure of Commission Position *
      on Indemnification for
      Securities Act Liabilities.....

B. INFORMATION ABOUT THE REGISTRANT

 10.Information with Respect to S-3   Incorporation of Certain Documents by
      Registrants....................  Reference; Summary; Business of FBS;
                                       Description of FBS Capital Stock
 11.Incorporation of Certain          Incorporation of Certain Documents by
      Information by Reference.......  Reference
 12.Information with Respect to S-2   *
      or S-3 Registrants.............
 13.Incorporation of Certain          Incorporation of Certain Documents by
      Information by Reference.......  Reference
 14.Information with Respect to       *
      Registrants other than S-3 or
      S-2 Registrants................

C. INFORMATION ABOUT THE COMPANY BEING ACQUIRED

 15.Information with Respect to S-3   *
      Companies......................

       ITEM NO. IN FORM S-4                    LOCATION IN PROSPECTUS
       --------------------                    ----------------------
 16.Information with Respect to S-2 Incorporation of Certain Documents by or S-3 Companies.............  Reference; Summary; Business of Boulevard;
                                     Selected Financial Data of Boulevard;
                                     Management's Discussion and Analysis of
                                     Boulevard; Index to Financial Statements
                                     of Boulevard Bancorp, Inc.
 17.Information with Respect to     *
      Companies other than S-3 or
      S-2 Companies................

D. VOTING AND MANAGEMENT INFORMATION

 18.Information if Proxies,         Incorporation of Certain Documents by
      Consents or Authorizations     Reference; Information Concerning the
      are to be Solicited..........  Special Meeting; The Merger; Management
                                     and Additional Information
 19.Information if Proxies,         *
      Consents or Authorizations
      are not to be Solicited or in
      an Exchange Offer............

- --------
   *Answer is negative or item is not applicable.

                            BOULEVARD BANCORP, INC.
                           410 NORTH MICHIGAN AVENUE
                            CHICAGO, ILLINOIS 60611

                                                                   [     ], 1994

Dear Shareholder:

  You are cordially invited to attend a Special Meeting of Shareholders of
Boulevard Bancorp, Inc. ("Boulevard") to be held on [     ], 1994 at 10:00
A.M., local time, at the 410 Club, in the Wrigley Building, 410 North Michigan Avenue, Chicago, Illinois 60611.

  At the Special Meeting, you will be asked to consider and vote upon a proposed Merger Agreement and Plan of Reorganization (the "Merger Agreement") which provides for the merger (the "Merger") of BBI Acquisition Corp., a wholly owned subsidiary of First Bank System, Inc. ("FBS"), into Boulevard. After the proposed Merger described in the accompanying Proxy Statement/Prospectus becomes effective, shareholders of Boulevard will receive .8132 shares of FBS Common Stock for each share of Boulevard Common Stock owned by them. Any fractional share of FBS Common Stock resulting from the application of the exchange ratio will be paid in cash.

  The proposed Merger has been approved by the Boards of Directors of Boulevard and FBS and is subject to approval by the holders of a majority of the outstanding Boulevard Common Stock. The Merger is also subject to the approval of bank regulators.

  The Board of Directors of Boulevard believes that the Merger is in the best interest of Boulevard and its shareholders and therefore, recommends that you vote in favor of the Merger. Details of the background and reasons for the proposed Merger appear and are explained in the Proxy Statement/Prospectus. Additional information regarding Boulevard and FBS also is set forth in the Proxy Statement/Prospectus or is incorporated by reference therein from other documents. I urge you to read this material carefully.

  Boulevard's Board of Directors has received an opinion of Goldman, Sachs & Co., Boulevard's financial advisors, that the exchange ratio is fair to Boulevard's common shareholders. A copy of this opinion is included as Appendix B to this Proxy Statement/Prospectus.

  It is important that you consider carefully the terms of the proposed Merger which are described in the Proxy Statement/Prospectus. In order to insure that your vote is represented at the meeting, please indicate your choice on the enclosed proxy form, date and sign it, and return it in the enclosed envelope. You are welcome to attend the Special Meeting and vote in person even if you have previously returned the proxy card.

  Please do not send in any stock certificates at this time. If the Merger is approved, you will be sent instructions regarding the surrender of your existing stock certificates.

                                          Very truly yours,

                                          Richard T. Schroeder
                                          President and Chief Executive
                                           Officer

                            BOULEVARD BANCORP, INC.
                           410 NORTH MICHIGAN AVENUE
                            CHICAGO, ILLINOIS 60611
                                 (312) 836-6500

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                          TO BE HELD ON [     ], 1994

  NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders (the "Special Meeting") of Common Stock of Boulevard Bancorp, Inc. ("Boulevard") will be held at the 410 Club, in the Wrigley Building, 410 North Michigan Avenue, Chicago, Illinois, on [day of week], [date], 1994, at 10:00 a.m. local time. A Proxy Card and a Proxy Statement/Prospectus for the Special Meeting are enclosed.

  The Special Meeting is for the purpose of considering and acting upon:

  1. A proposal to approve and adopt the Merger Agreement and Plan of Reorganization by and among Boulevard, First Bank System, Inc. ("FBS"), and BBI Acquisition Corp. ("Newco") dated September 29, 1993 (the "Merger Agreement"), pursuant to which Boulevard would be acquired by FBS by means of a merger of Newco (a wholly-owned subsidiary of FBS) with and into Boulevard. Pursuant to the Merger Agreement, each outstanding share of Common Stock, par value $0.04 per share, of Boulevard would be converted into .8132 shares of Common Stock, par value $1.25 per share, of FBS.

  2. A proposal to adjourn the Special Meeting to a later date to permit further solicitation of proxies in the event an insufficient number of shares is present in person or by proxy at the Special Meeting to approve the Merger Agreement.

  3. Such other matters as may properly come before the Special Meeting or any adjournment thereof.

  The Board of Directors is not aware of any other business to come before the Special Meeting.

  Action may be taken on any one of the foregoing proposals at the Special Meeting on the date specified above or on any date to which the Special Meeting may be adjourned. The Board of Directors has fixed the close of business on
[         ], 1994, as the record date for determination of the shareholders entitled to vote at the Special Meeting and any adjournments thereof.

  You are requested to complete and sign the accompanying Proxy Card, which is solicited by the Board of Directors, and mail it promptly in the enclosed envelope. All proxies are important, so please complete each Proxy Card sent to you and return it in the envelope provided. No proxy will be used if you attend and vote at the Special Meeting in person.

                                          BY ORDER OF THE BOARD OF DIRECTORS

                                          Lawrence J. Schmidt
                                          Secretary

Chicago, Illinois
[     ], 1994

IMPORTANT: PLEASE RETURN EACH PROXY CARD SENT TO YOU. AN ADDRESSED ENVELOPE IS ENCLOSED FOR YOUR CONVENIENCE. NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

              SUBJECT TO COMPLETION, DATED JANUARY 24, 1994.

                                PROXY STATEMENT
                      FOR SPECIAL MEETING OF SHAREHOLDERS
                                       OF
                            BOULEVARD BANCORP, INC.
                       TO BE HELD ON [            ], 1994

                                  -----------

                                   PROSPECTUS
                                       OF
                            FIRST BANK SYSTEM, INC.
                         COMMON STOCK, $1.25 PAR VALUE

                                  -----------

  This Proxy Statement/Prospectus is being furnished by the Board of Directors of Boulevard Bancorp, Inc. ("Boulevard") in connection with the solicitation of proxies from the holders of Boulevard's outstanding common stock, par value $0.04 per share ("Boulevard Common Stock"), for use at the special meeting of
shareholders of Boulevard to be held on [         ], 1994 (the "Special
Meeting"). At the Special Meeting, Boulevard shareholders will be asked to consider and act upon a proposal to approve and adopt the Merger Agreement and Plan of Reorganization by and among Boulevard, First Bank System, Inc. ("FBS"), and BBI Acquisition Corp. ("Newco") dated September 29, 1993 (the "Merger Agreement"), pursuant to which Boulevard would be acquired by FBS by means of a merger of Newco (a wholly-owned subsidiary of FBS) with and into Boulevard. A copy of the Merger Agreement is attached hereto as Appendix A and is incorporated herein by reference.

  In the Merger, each outstanding share of Boulevard Common Stock will be converted into .8132 shares of FBS' common stock, par value $1.25 per share ("FBS Common Stock"). The outstanding shares of FBS Common Stock are, and the shares of FBS Common Stock to be issued in the Merger are expected to be, listed on the New York Stock Exchange (the "NYSE") under the symbol "FBS." The last reported sale price of FBS Common Stock on the NYSE Composite Tape on January 18, 1994, was $30.00 per share. Based on such last reported sale price, the exchange ratio resulted in a per share purchase price for the Boulevard Common Stock of $24.40. Because the number of shares of FBS Common Stock to be received for each share of Boulevard Common Stock is fixed, a change in the market price of FBS Common Stock before the Merger would affect the value of the FBS Common Stock to be received in the Merger in exchange for Boulevard Common Stock.

  Notwithstanding the foregoing, Boulevard may, at its option, abandon and terminate the Merger Agreement before it takes effect if both (i) the average closing price of FBS Common Stock on the NYSE for the 20 consecutive trading days commencing on the first business day after the Federal Reserve Board issues

                                                        (continued on next page)

                                  -----------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE  COMMISSION  OR   ANY  STATE  SECURITIES  COMMISSION   NOR  HAS  THE
  SECURITIES  AND EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION
   PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE  SHARES  OF FBS  COMMON  STOCK OFFERED  HEREBY  ARE NOT  SAVINGS  ACCOUNTS,
 DEPOSITS OR OTHER OBLIGATIONS OF ANY  BANK OR SAVINGS ASSOCIATION AND ARE NOT
  INSURED BY THE FEDERAL DEPOSIT  INSURANCE CORPORATION, BANK INSURANCE FUND,
   SAVINGS ASSOCIATION INSURANCE FUND OR ANY OTHER GOVERNMENTAL AGENCY.

       THE DATE OF THIS PROXY STATEMENT/PROSPECTUS IS            , 1994.

an order approving the Merger (the "FBS Common Average Closing Price") is less than $28.37 (85% of the closing price of FBS Common Stock on the NYSE on September 29, 1993 (the date of execution of the Merger Agreement)), and (ii) the number obtained by dividing the FBS Common Average Closing Price by the closing price of FBS Common Stock on the NYSE on September 29, 1993 is less than the number obtained by dividing the "Final Index Price" by the "Initial Index Price" and subtracting .15 from such quotient. For purposes of the foregoing, the "Initial Index Price" is the weighted average (weighted as specified in the Merger Agreement) of the closing prices on September 28, 1993 (the trading day preceding the public announcement of the Merger Agreement) of the common stocks of a group (the "Index Group") of 24 publicly traded bank holding companies. The "Final Index Price" is the weighted average (weighted as aforesaid) of the average closing prices of the respective Index Group common stocks for the 20 consecutive trading days commencing on the first business day after the Federal Reserve Board issues an order approving the Merger. For additional information regarding this and the other terms of the Merger, see the Merger Agreement and "The Merger" herein.

  Consummation of the Merger is conditioned upon, among other things, receipt of all required shareholder and regulatory approvals. If there are not sufficient votes at the time of the Special Meeting to approve and adopt the Merger Agreement, the shareholders of Boulevard may be asked to approve adjournment of the Special Meeting to permit further solicitation of proxies. See "Adjournment of Special Meeting" herein.

  Goldman, Sachs & Co. has rendered its opinion dated [           ], 1994, to
the Board of Directors of Boulevard that the exchange ratio being offered in the Merger is fair to the shareholders of Boulevard. See "The Merger--Opinion of Boulevard Financial Adviser" herein.

  THE BOARD OF DIRECTORS OF BOULEVARD UNANIMOUSLY RECOMMENDS THAT BOULEVARD SHAREHOLDERS VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND FOR ADJOURNMENT OF THE SPECIAL MEETING UNDER THE CIRCUMSTANCES DESCRIBED HEREIN.

  This Proxy Statement/Prospectus and the form of proxy for the Special Meeting are first being mailed to the shareholders of Boulevard on or about
[          ], 1994.

  This Proxy Statement/Prospectus is included as part of a Registration Statement on Form S-4 (together with all amendments and exhibits thereto, including documents and information incorporated by reference, the "Registration Statement") filed with the Securities and Exchange Commission by FBS, relating to the registration under the Securities Act of 1933, as amended, of the shares of FBS Common Stock to be issued in connection with the Merger.

                             AVAILABLE INFORMATION

  FBS and Boulevard are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information concerning FBS and Boulevard can be inspected and copied at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and 1400 Northwestern Atrium Center, 500 Madison Street, Chicago, Illinois 60661. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Reports, proxy statements and other information concerning FBS also can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

  FBS has filed a registration statement on Form S-4 (together with all amendments and exhibits thereto, including documents and information incorporated by reference, the "Registration Statement") with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), relating to the shares of FBS Common Stock to be issued upon consummation of the Merger. This Proxy Statement/Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement. Statements contained in this Proxy Statement/Prospectus as to the contents of any document are not necessarily complete, and in each instance reference is made to such document itself, each such statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  THIS PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. DOCUMENTS RELATING TO FBS (EXCLUDING EXHIBITS UNLESS SPECIFICALLY INCORPORATED THEREIN) ARE AVAILABLE WITHOUT CHARGE UPON WRITTEN OR ORAL REQUEST TO ANN E. UNDERBRINK, FIRST BANK SYSTEM, INC., FIRST BANK PLACE, 601 SECOND AVENUE SOUTH, MINNEAPOLIS, MINNESOTA 55402-4302, TELEPHONE NUMBER (612) 973-1111. DOCUMENTS RELATING TO BOULEVARD (EXCLUDING EXHIBITS UNLESS SPECIFICALLY INCORPORATED THEREIN) ARE AVAILABLE WITHOUT CHARGE UPON WRITTEN OR ORAL REQUEST TO ROBERT MADAY, BOULEVARD BANCORP, INC., 410 NORTH MICHIGAN AVENUE, CHICAGO, ILLINOIS 60611, TELEPHONE NUMBER
(312) 836-6662. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY
REQUEST SHOULD BE MADE BY [         ], 1994 [FIVE BUSINESS DAYS BEFORE THE
SPECIAL MEETING].

  The following FBS documents which have been filed by FBS with the Commission are hereby incorporated by reference in this Proxy Statement/Prospectus: (i) Annual Report on Form 10-K for the year ended December 31, 1992; (ii) Quarterly Reports on Form 10-Q for the quarters ended March 31, 1993, June 30, 1993 and September 30, 1993; (iii) Current Report on Form 8-K filed March 1, 1993 (relating to amendment of preferred stock purchase rights); (iv) Current Reports on Form 8-K filed April 16, 1993, July 16, 1993 and January 18, 1994 (relating to earnings releases); (v) Form 8 Amendments dated March 22, 1993, April 22, 1993 and May 28, 1993 (to Current Report on Form 8-K dated November 8, 1992); (vi) Current Report on Form 8-K filed May 3, 1993 (relating to amendment of debt indentures); (vii) Current Reports on Form 8-K filed July 30, 1993 and August 13, 1993 (relating to restatement of December 31, 1992 and March 31, 1993 financial statements and management's discussions to give effect to Colorado National Bankshares acquisition); (viii) Current Report on Form 8-K filed October 13, 1993 (relating to announcement of Boulevard Bancorp, Inc. merger agreement); and (ix) the description of FBS Common Stock contained in
Item 1 of the FBS Registration Statement on Form 8-A dated March 19, 1984, as amended in its entirety by that Form 8 Amendment dated February 26, 1993, and any amendment or report filed for the purpose of updating such description filed subsequent to the date of this Proxy Statement/Prospectus and prior to the termination of the offering described herein; and the description of the rights to purchase preferred stock contained in Item 1 of the FBS Registration Statement on Form 8-A dated December 21, 1988, as amended by that Form 8 Amendment dated June 11, 1990 and as amended in its entirety by that Form 8 Amendment dated February 26, 1993, and any amendment or report filed for the purpose of updating such description filed subsequent to the date of this Proxy Statement/Prospectus and prior to the termination of the offering described herein.

  The following Boulevard documents which have been filed by Boulevard with the Commission are hereby incorporated by reference in this Proxy Statement/Prospectus: (i) Annual Report on Form 10-K for the year ended December 31, 1992; (ii) Quarterly Reports on Form 10-Q for the quarters ended March 31, 1993, June 30, 1993 and September 30, 1993; (iii) Current Report on Form 8-K dated June 14, 1993 (relating to disposition of automobile loans);
(iv) Current Report on Form 8-K dated August 18, 1993 (relating to the engagement of Goldman, Sachs & Co.); and (v) Current Report on Form 8-K dated October 12, 1993 (relating to announcement of FBS merger agreement).

  All documents filed by FBS pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and before the Special Meeting shall be deemed to be incorporated herein by reference and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein or in another subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.
  ALL INFORMATION IN THIS PROXY STATEMENT/PROSPECTUS REGARDING BOULEVARD AND ITS AFFILIATES HAS BEEN FURNISHED BY BOULEVARD, AND ALL INFORMATION HEREIN REGARDING FBS AND ITS AFFILIATES HAS BEEN FURNISHED BY FBS. NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH THE SOLICITATION OF PROXIES AND OFFERING MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY FBS OR BOULEVARD. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY, OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO PURCHASE ANY SECURITIES, IN ANY JURISDICTION IN WHICH SUCH SOLICITATION OR OFFER MAY NOT LAWFULLY BE MADE. THIS PROXY STATEMENT/PROSPECTUS DOES NOT COVER ANY RESALES OF THE FBS COMMON STOCK OFFERED HEREBY TO BE RECEIVED BY SHAREHOLDERS OF BOULEVARD DEEMED TO BE "AFFILIATES" OF BOULEVARD OR FBS UPON THE CONSUMMATION OF THE MERGER. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL IMPLY THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN OR IN THE AFFAIRS OF FBS OR BOULEVARD SINCE THE DATE HEREOF.
                                ---------------
                               TABLE OF CONTENTS

                                         PAGE
                                         ----
Available Information...................   3
Incorporation of Certain Documents by
 Reference..............................   3
Summary.................................   5
 The Companies..........................   5
 The Proposed Merger....................   5
 Special Meeting of Boulevard
  Shareholders..........................   6
 Votes Required.........................   6
 Recommendation of the Boulevard Board
  of Directors..........................   7
 Interests of Certain Persons in the
  Merger................................   8
 Opinion of Boulevard Financial Adviser.  10
 Limitation on Negotiations; Option
  Granted to FBS........................  11
 Regulatory Approvals Required..........  11
 Conditions, Waiver and Amendment, and
  Termination...........................  11
 Effective Time of the Merger...........  12
 Exchange of Boulevard Stock
  Certificates..........................  12
 Certain Federal Income Tax Consequences
  to Boulevard Shareholders.............  13
 Resales of FBS Common Stock............  13
 Accounting Treatment...................  13
 No Dissenters' Rights of Appraisal.....  13
 Markets and Market Prices..............  14
 Differences in Rights of Boulevard
  Shareholders..........................  14
 Comparative Unaudited Per Share Data...  16
 Selected Historical and Pro Forma
  Financial Data........................  18
Information Concerning the Special
 Meeting................................  24
 General................................  24
 Solicitation, Voting and Revocability
  of Proxies............................  24
The Merger..............................  25
 Background of the Merger...............  25
 Reasons of Boulevard for the Merger;
  Recommendation of Boulevard Board of
  Directors.............................  27
 Reasons of FBS for the Merger..........  28
 Opinion of Boulevard Financial Adviser.  28
 Terms of the Merger; Consideration to
  be Received by Boulevard Shareholders.  33
 Effective Time of the Merger...........  35
 Exchange of Boulevard Common Stock
  Certificates..........................  35
 Conditions to Consummation of the
  Merger................................  36
 Regulatory Approvals Required..........  38
 Waiver and Amendment...................  39
 Termination............................  39
 Limitation on Negotiations.............  40
 Option Granted to FBS..................  40
 Conduct of Boulevard Business Pending
  the Merger............................  43

                                         PAGE
                                         ----
 Management and Operations of Boulevard
  Following the Merger.................   45
 Interests of Certain Persons in the
  Merger...............................   45
 Effect on Boulevard Employee Benefit
  Plans and Stock Plans................   48
 No Dissenters' Rights of Appraisal....   49
 Certain Federal Income Tax
  Consequences to Boulevard
  Shareholders.........................   49
 Stock Exchange Listing of FBS Common
  Stock................................   50
 Resale of FBS Common Stock Received by
  Boulevard Shareholders...............   50
 FBS Dividend Reinvestment and Common
  Stock Purchase Plan..................   50
 Accounting Treatment..................   50
 Expenses..............................   51
 Certain Differences in Rights of
  Boulevard Shareholders...............   51
Business of FBS........................   52
 General...............................   52
 Recent Developments...................   53
Business of Boulevard..................   54
 General...............................   54
 Recent Developments...................   55
Selected Financial Data of Boulevard...   56
Management's Discussion and Analysis of
 Boulevard.............................   57
Description of FBS Capital Stock.......   74
 General...............................   74
 Preferred Stock.......................   74
 Common Stock..........................   77
Description of Boulevard Capital Stock.   80
 General...............................   80
 Preferred Stock.......................   80
 Common Stock..........................   80
Adjournment of Special Meeting.........   81
Legal Opinions.........................   81
Experts................................   81
Independent Accountants................   81
Shareholder Proposals..................   81
Management and Additional Information..   82
Unaudited Pro Forma Combined Financial
 Information...........................  F-1
Index to Financial Statements of
 Boulevard Bancorp, Inc................  F-9
Appendix A--Merger Agreement and Plan
 of Reorganization.....................  A-1
Appendix B--Opinion of Goldman, Sachs &
 Co....................................  B-1
Appendix C--Index Group and Weighting
 Factors Pursuant to Section 8(h)(ii)
 of Merger Agreement...................  C-1

                                    SUMMARY

  The following summary is not intended to be complete and is qualified in all respects by the more detailed information included in this Proxy Statement/Prospectus, the appendices hereto and the documents incorporated herein by reference. As used in this Proxy Statement/Prospectus, the terms "FBS" and "Boulevard" refer to First Bank System, Inc. and Boulevard Bancorp, Inc., respectively, and, where the context so requires, to such corporations and their respective subsidiaries. All information concerning FBS included herein has been furnished by FBS, and all information included herein concerning Boulevard has been furnished by Boulevard.

THE COMPANIES

  FBS. FBS is a regional bank holding company headquartered in Minneapolis, Minnesota. FBS is comprised of 9 banks, 5 trust companies and several nonbank subsidiaries with more than 200 offices primarily in Minnesota, Colorado, Montana, North Dakota, South Dakota and Wisconsin. Through its subsidiaries, FBS provides commercial and agricultural finance, consumer banking, trust, capital markets, cash management, investment management, data processing, leasing, mortgage banking and brokerage services. At December 31, 1993, FBS and its consolidated subsidiaries had consolidated assets of $26.4 billion, consolidated deposits of $21.0 billion and shareholders' equity of $2.2 billion.

  For further information concerning FBS, see "Business of FBS" herein and the FBS documents incorporated by reference herein as described under "Incorporation of Certain Documents by Reference." The principal executive offices of FBS are located at First Bank Place, 601 Second Avenue South, Minneapolis, Minnesota 55402-4302 (telephone (612) 973-1111).

  Boulevard. Boulevard is a multi-bank holding company headquartered in Chicago, Illinois. Boulevard's assets include four banks and several non-bank subsidiaries. Its banking subsidiaries are Boulevard Bank National Association located in the Wrigley Building in downtown Chicago, First National Bank of Des Plaines, Citizens National Bank of Downers Grove and National Security Bank of Chicago. Through its subsidiaries, Boulevard provides commercial and consumer banking, trust, cash management, investment management and mortgage banking services. At December 31, 1993, Boulevard and its consolidated subsidiaries had consolidated assets of $1.6 billion, consolidated deposits of $1.2 billion and shareholders' equity of $113.5 million.

  For further information concerning Boulevard, see "Business of Boulevard" herein and the Boulevard documents incorporated by reference herein as described under "Incorporation of Certain Documents by Reference." The principal executive offices of Boulevard are located in Suite 370, The Wrigley Building, 410 North Michigan Avenue, Chicago, Illinois 60611 (telephone (312) 836-6500).

THE PROPOSED MERGER

  The Merger Agreement provides for the merger of BBI Acquisition Corp. ("Newco"), a newly-formed, wholly-owned subsidiary of FBS, with and into Boulevard, with Boulevard as the surviving corporation. As a result of the Merger, Boulevard will become a wholly-owned subsidiary of FBS. Upon consummation of the Merger, each outstanding share of Boulevard Common Stock will be converted into .8132 shares of FBS Common Stock, with cash to be paid in lieu of fractional shares of FBS Common Stock. See "The Merger--Terms of the Merger; Consideration to be Received by Boulevard Shareholders." Each outstanding share of FBS capital stock and Newco capital stock will remain outstanding and unchanged following the Merger. Based on the number of shares of Boulevard Common Stock actually outstanding on the record date for the Special Meeting, holders of Boulevard Common Stock would receive an aggregate of 5,920,471 shares of FBS Common Stock upon consummation of the Merger and would hold in the aggregate approximately 5% of the FBS Common Stock outstanding immediately after consummation of the Merger (based on the number of shares of FBS Common Stock outstanding at September 30, 1993). Based on the total number of shares and rights to acquire shares of Boulevard Common Stock outstanding on such record date, a maximum aggregate of 7,169,565 shares of FBS Common Stock could be issued in the Merger, or approximately 6% of the FBS Common Stock outstanding after consummation of the Merger (based on the number of shares of FBS Common Stock outstanding at September 30, 1993).

  Notwithstanding the foregoing, Boulevard may, at its option, abandon and terminate the Merger Agreement before it takes effect if both (i) the average closing price of FBS Common Stock on the NYSE for the 20 consecutive trading days commencing on the first business day after the Federal Reserve Board issues an order approving the Merger (the "FBS Common Average Closing Price") is less than $28.37 (85% of the closing price of FBS Common Stock on the NYSE on September 29, 1993 (the date of execution of the Merger Agreement)), and
(ii) the number obtained by dividing the FBS Common Average Closing Price by the closing price of FBS Common Stock on the NYSE on September 29, 1993 is less than number obtained by dividing the "Final Index Price" by the "Initial Index Price" and subtracting .15 from such quotient. For purposes of the foregoing, the "Initial Index Price" is the weighted average (weighted as specified in the Merger Agreement) of the closing prices on September 28, 1993 (the trading day preceding the public announcement of the Merger Agreement) of the common stocks of a group (the "Index Group") of 24 publicly traded bank holding companies. The "Final Index Price" is the weighted average (weighted as aforesaid) of the average closing prices of the respective Index Group common stocks for the 20 consecutive trading days commencing on the first business day after the Federal Reserve Board issues an order approving the Merger. See "The Merger--Terms of the Merger; Consideration to be Received by Boulevard Shareholders" and "-- Termination" herein.

SPECIAL MEETING OF BOULEVARD SHAREHOLDERS

  The Special Meeting of holders of Boulevard Common Stock to consider and vote upon the Merger Agreement will be held at the 410 Club, in the Wrigley Building, 410 North Michigan Avenue, Chicago, Illinois, on [day of week], [date], 1994, at 10:00 a.m. local time. Only holders of record of Boulevard
Common Stock at the close of business on [           ], 1994 (the "Record
Date"), will be entitled to notice of and to vote at the Special Meeting. At the close of business on the Record Date, there were outstanding and entitled to vote 7,280,461 shares of Boulevard Common Stock. Each share of Boulevard Common Stock is entitled to one vote on the Merger Agreement. See "Information Concerning the Boulevard Special Meeting."

VOTES REQUIRED

  Approval of the Merger Agreement requires the affirmative vote of at least a majority of all shares of Boulevard Common Stock outstanding and entitled to vote at the Special Meeting. Approval of the adjournment of the Special Meeting requires the affirmative vote of at least a majority of the votes cast, provided that a quorum is present at the Special Meeting. Approval of the Merger Agreement by FBS shareholders is not required under applicable law.

  It is expected that all of the 1,418,184 shares of Boulevard Common Stock (excluding shares subject to stock options and warrants) beneficially owned by directors and executive officers of Boulevard and their affiliates at the Record Date (approximately 19% of the total number of outstanding shares of Boulevard Common Stock at such date) will be voted for approval and adoption of the Merger Agreement and for adjournment of the Special Meeting under the circumstances described herein. In addition, Charles E. Schroeder, Chairman of the Board of Directors of Boulevard, also is President and a director of Miami Corporation, and T. Kimball Brooker, a director of Boulevard, is a director of Miami Corporation. Miami Corporation directly owned 3,621,325 shares of Boulevard Common Stock at the Record Date (49.7% of the total number of outstanding shares of Boulevard Common Stock at such date). It is anticipated that Miami Corporation will vote the shares of Boulevard Common Stock owned by it for approval and adoption of the

Merger Agreement and for adjournment of the Special Meeting under the circumstances described herein. As of the Record Date, FBS beneficially owned no shares of Boulevard Common Stock (excluding shares issuable to FBS under certain conditions as described under "The Merger--Option Granted to FBS"), and directors and executive officers of FBS beneficially owned no shares of Boulevard Common Stock. See "Information Concerning the Special Meeting-- Solicitation, Voting and Revocability of Proxies."

RECOMMENDATION OF THE BOULEVARD BOARD OF DIRECTORS

  The Board of Directors of Boulevard believes that the Merger is in the best interest of Boulevard and Boulevard shareholders and has unanimously approved the Merger Agreement. The Board of Directors of Boulevard approved the Merger Agreement after careful study and evaluation. The Board of Directors of Boulevard consulted with its legal and financial advisors as well as with management of Boulevard and FBS and carefully considered a variety of factors in evaluating the Merger, although it did not assign any relative or specific weights to the factors considered. Among the factors it considered were the following:

    (i) Boulevard's business, results of operations, prospects and financial condition, including its capital position, regulatory requirements and future growth prospects were it to remain independent.

    (ii) Economic conditions and prospects for the markets in which Boulevard operates, particularly the greater Chicago metropolitan area and the surrounding counties, in light of, among other things, intensifying competitive pressures in the financial services industry in general, and, in particular, in Boulevard's markets.

    (iii) The concentration in the Chicago metropolitan banking industry and the growing disparity in resources between larger bank holding companies and Boulevard and the effect of such disparity on Boulevard's ability to provide state-of-the-art services and products and otherwise compete in the marketplace.

    (iv) The historical market value, book value, earnings per share and dividends of Boulevard as compared to the historical market value, book value, earnings per share and dividends of FBS.

    (v) The consideration offered by FBS in the Merger Agreement, including the premium represented by the consideration offered to Boulevard shareholders in relation to the historical per share market value of Boulevard's Common Stock.

    (vi) The strategic and competitive advantages expected to result from the combination of Boulevard and FBS.

    (vii) The anticipated tax free nature of the Merger to Boulevard's shareholders receiving FBS Common Stock in exchange for shares of Boulevard Common Stock.

    (viii) The management, business, results of operations and financial condition of FBS.

    (ix) The future prospects of FBS including the prospect for a higher current trading value for FBS shares and the anticipated strength and synergies (including cost savings and efficiencies) anticipated from the combination of Boulevard and FBS.

    (x) The financial terms of other recent business combinations in the banking industry.

    (xi) The increased consolidation among banking institutions and the increased competition from larger banking institutions in the markets in which Boulevard competes.

    (xii) The price obtainable for Boulevard's shares at this time compared with the risks involved and possible price available for the shares at a later date in light of Boulevard's prospects.

    (xiii) The financial advice rendered by Goldman, Sachs & Co. to the Boulevard Board of Directors and the opinion rendered by Goldman, Sachs & Co. that the exchange ratio was fair to Boulevard's common shareholders.

  In addition, the Board of Directors considered the impact of the Merger on its depositors, employees, customers and the communities in which it operates. The Board of Directors also determined that the Merger is preferable to the other alternatives available to Boulevard, such as remaining independent and growing internally or through future acquisitions, or remaining independent for a short period of time with a view toward being acquired in the future, or engaging in a merger of equals with another party.

  In connection with its evaluation of the transaction, the Board of Directors reviewed various material including (i) historical information regarding Boulevard and FBS; (ii) Goldman, Sachs & Co.'s fairness opinion and its financial analysis of Boulevard and FBS; (iii) various analysts' reports and public documents describing FBS' business and prospects; and (iv) drafts of the Merger Agreement and related documents.

  The Boulevard Board of Directors believes that FBS is currently well managed. The Board of Directors believes that Boulevard's business will benefit substantially from the resources and experience of FBS and that the Merger will produce an entity better able to meet competitive challenges inherent in the changing banking industry. The Board of Directors further believes that its shareholders will benefit from the proposed Merger through the opportunity to obtain, in a tax free exchange, ownership of shares of a larger enterprise with greater financial resources.

  For the reasons set forth above, the Board of Directors of Boulevard unanimously recommends that Boulevard shareholders vote FOR the approval and adoption of the Merger Agreement.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

  Effective as of June 21, 1993, Boulevard entered into employment agreements with eight of its executive officers. Each such employment agreement has a term running through June 30, 1996 and provides that if Boulevard terminates the employee's employment before the end of the contract term without "Cause" (as defined in the agreements), or if the employee quits his or her employment with "Good Reason" (as defined in the agreements), Boulevard will pay to such employee (with the exception of Richard T. Schroeder), within ten days after such event, a lump sum amount equal to the present value of such employee's base salary through the end of the contract term, determined by applying a discount factor of 6% effective annual interest. In the case of Richard T. Schroeder, Boulevard will continue to pay his base salary through June 30, 1996. The employment agreements provide for the following annual base salaries for the indicated executive officers of Boulevard: Richard T. Schroeder, $266,200; Timothy G. Towle, $196,500; David K. McNulty, $189,000; George H. Cook, Jr., $172,750; and John M. Starkey, $115,950. The employment agreements also provide that in such an event, the employee will receive certain additional amounts and benefits. David K. McNulty has an agreement with FBS relating to employment terms following the Merger. See "The Merger--Interests of Certain Persons in the Merger--Employment Agreements."

  Boulevard and Richard T. Schroeder, President and Chief Executive Officer of Boulevard, have entered into an agreement (the "Supplemental Retirement Agreement") dated as of September 29, 1993, which was originally authorized by the Compensation Committee of the Board of Directors of Boulevard in March 1993, pursuant to which Boulevard has agreed to pay Mr. Schroeder (or, in the event of his death, his designee or estate) a supplemental benefit (the "Supplemental Benefit") in 120 approximately equal monthly installments beginning in the first month following the earliest of Mr. Schroeder's reaching age 60, his "total disability" (as defined in the Supplemental Retirement Agreement), or his death. The total amount of the Supplemental Benefit is to be $240,000 plus one-half of one percent thereof for each calendar month after December 31, 1993, that elapses prior to the initial monthly payment. The Supplemental Retirement Agreement provides that the portion of the Supplemental Benefit which remains unpaid from time to time shall be deemed to continue to grow during the payment period at a rate equal to the yield on United States Treasury obligations with a 120-month maturity determined as of 60 days prior to the initial monthly payment. It also provides that if Mr. Schroeder's employment is terminated by Boulevard with "Cause" (as defined in the employment agreements described in the preceding paragraph) or by Mr. Schroeder without "Good Reason" (as defined in such employment agreements), then Mr. Schroeder shall cease to be entitled to receive the Supplemental Benefit. See "The Merger--Interests of Certain Persons in the Merger--Supplemental Retirement Agreement with Richard T. Schroeder."

  Boulevard intends to pay approximately $400,000 in special bonuses among a group of approximately 50 of its employees for their special efforts in managing the business of Boulevard through consummation of the Merger. At the present time, neither the exact identity of the approximately 50 individuals, nor the amount of any specific bonus, has been finally determined, but the group will not include any of the senior executive officers of Boulevard. See "The Merger--Interests of Certain Persons in the Merger--Bonuses through Effective Date of Merger."

  The Merger Agreement requires Boulevard to redeem all of its outstanding Class D Series 1 Preferred Stock prior to the effective date of the Merger. Pursuant to its terms, the aggregate redemption price of such stock will equal $10 million plus accrued and unpaid dividends to the redemption date at a 9% per annum dividend rate. All of the outstanding Class D Series 1 Preferred Stock is owned by Miami Corporation, which also is a majority owner of the outstanding Boulevard Common Stock. In addition, Charles E. Schroeder, Chairman of the Board of Directors of Boulevard, also is President and a director of Miami Corporation, and T. Kimball Brooker, a director of Boulevard, is a director of Miami Corporation. See "The Merger--Interests of Certain Persons in the Merger--Redemption of Preferred Stock."

  The Merger Agreement also requires Boulevard to use its best efforts to obtain an agreement from Miami Corporation pursuant to which Miami Corporation will agree to use its best efforts to cause Miami Corporation and individuals, trusts, corporations and other entities affiliated with or associated with Miami Corporation to maintain, for a period of three years after the effective date of the Merger, its and their deposit and business relationships with the banking subsidiaries of Boulevard at an aggregate average daily deposit level of approximately $20 million, and it is a condition to FBS' and Newco's obligation to effect the Merger that FBS shall have entered into an agreement with Miami Corporation in form and substance satisfactory to FBS covering such matters. See "The Merger--Interests of Certain Persons in the Merger-- Redemption of Preferred Stock."

  The Merger Agreement provides that each warrant to purchase Boulevard Common Stock originally issued in connection with Boulevard's acquisition of First National Bank of Des Plaines will, in accordance with its terms, be deemed modified so as to provide that the holders thereof shall receive upon exercise shares of FBS Common Stock. See "--Terms of the Merger; Consideration to be Received by Boulevard Shareholders." It also provides that FBS may offer holders of such warrants FBS Common Stock in exchange for such warrants prior to the effective date of the Merger. As of the date hereof, warrants to purchase 990,000 shares of Boulevard Common Stock are outstanding, of which 31,000 are deemed beneficially owned by Charles E. Schroeder, Chairman of the Board of Directors of Boulevard, 9,000 are deemed beneficially owned by John E. Guth, Jr., a director of Boulevard, and 263,500 are deemed beneficially owned by Frederick F. Webster, Jr., a director of Boulevard. The exercise price of such warrants is $11.20 per share of Boulevard Common Stock. In December 1993, FBS purchased, in privately negotiated transactions with holders of such warrants, warrants to purchase a total of 18,600 shares of Boulevard Common Stock. Such warrants were purchased by FBS for a weighted average price equal to $11.26 per share of Boulevard Common Stock purchasable under such warrants (including warrants to purchase 2,600 shares of Boulevard Common Stock purchased from Frederick F. Webster III, the son of a director of Boulevard, at a per share price of $10.93). FBS may from time to time purchase or otherwise acquire additional warrants in privately negotiated transactions. See "The Merger--Interests of Certain Persons in the Merger--Warrants."

  First National Bank of Des Plaines, a banking subsidiary of Boulevard, leases 68,300 square feet for its banking operations in a 173,000 square-foot building owned by Four-Ten Partners, a limited partnership. The partners of Four-Ten Partners include Charles E. Schroeder, Chairman of the Board of Directors of

Boulevard. The remainder of this building is leased by parties not affiliated with Boulevard or the persons named above. Of the space leased by First National Bank of Des Plaines, 66,600 square feet is leased through August 2008 at a present aggregate monthly rental of $7,067, and the remainder is leased on a month-to-month basis at a monthly rental of $202. It is expected that at the effective date of the Merger, FBS will purchase this building from Four-Ten Partners for an aggregate purchase price of $6 million in cash. Four-Ten Partners purchased this building in 1984 for $11.5 million from First National Bank of Des Plaines at the time of Boulevard's acquisition of that bank. This building was appraised for Boulevard at $5.9 million in January 1992. Management of Boulevard believes that the terms of FBS' purchase of this building are no more favorable to Four-Ten Partners than would be obtained from an unaffiliated party in a "stand-alone" transaction. Following the Merger, it is anticipated that First National Bank of Des Plaines will continue to house its banking operations in this building. See "The Merger--Interests of Certain Persons in the Merger--First National Bank of Des Plaines Building."

  The Merger Agreement requires FBS to indemnify and hold harmless directors, officers and employees of Boulevard and its subsidiaries from and against certain claims and expenses arising out of or pertaining to the Merger Agreement or out of such persons' activities in their capacities as such directors, officers or employees. See "The Merger--Interests of Certain Persons in the Merger--Indemnification."

  The Merger Agreement provides that at the effective date of the Merger, all options to purchase Boulevard Common Stock which are outstanding under Boulevard's 1988 Equity Participation Plan shall, with the consent of the optionholder, be assumed by FBS and converted into options to purchase shares of FBS Common Stock. Under the Merger Agreement, such replacement options shall be fully vested and immediately exercisable. Unvested Boulevard stock options which will become vested pursuant to the foregoing provisions and their average exercise price held by certain executive officers of Boulevard are as follows:
Richard T. Schroeder, 41,500 shares at $14.22 per share; Timothy G. Towle, 30,900 shares at $14.26 per share; David K. McNulty, 28,800 shares at $14.32 per share; George H. Cook, Jr., 27,700 shares at $14.23 per share; and John M. Starkey, 17,200 shares at $14.43 per share. The Merger Agreement also provides that restricted shares of Boulevard Common Stock previously awarded under Boulevard's 1988 Equity Participation Plan which are not fully vested at the effective date of the Merger will be converted in the Merger into fully vested shares of FBS Common Stock on the same basis as other shares of Boulevard Common Stock. The vesting of certain restricted shares of Boulevard Common Stock held by eight executive officers was accelerated, with the consent of FBS, and became vested on December 20, 1993. Of the shares vested on December 20, 1993, those held by the five most highly compensated executive officers were as follows: Richard T. Schroeder, 9,853 shares; Timothy G. Towle, 9,356 shares; David K. McNulty, 9,074 shares; George H. Cook, Jr., 8,465 shares; and John M. Starkey, 4,438 shares. See "The Merger--Effect on Boulevard Employee Benefit Plans and Stock Plans."

  In December 1993, Boulevard amended its 1993 Management Incentive Compensation Plan to provide that payments be made on December 31, 1993 on the basis of the Company's unaudited annual operating results according to the plan's specifications. Prior to such amendment, payments would have been made approximately at the beginning of the second calendar quarter of 1994 subject to prior approval by the Compensation Committee of the Board of Directors of Boulevard to participants who remained employed by Boulevard at the time of such approval. Of the payments made in December 1993 under such plan, those made to the five most highly compensated executive officers were as follows:
Richard T. Schroeder, $124,449; Timothy G. Towle, $83,535; David K. McNulty, $80,325; George H. Cook, Jr., $73,420; and John M. Starkey, $39,423.

  The foregoing interests of members of management of Boulevard in the Merger may mean that such persons have personal interests in the Merger which may not be identical to the interests of nonaffiliated shareholders.

OPINION OF BOULEVARD FINANCIAL ADVISER

  Goldman, Sachs & Co. have rendered their written opinion to the Board of Directors of Boulevard to the effect that, as of the date of this Proxy Statement/Prospectus, the exchange ratio pursuant to the Merger Agreement is fair to the holders of Boulevard Common Stock.

  For information on the assumptions made, matters considered and limits on the review undertaken by Goldman, Sachs & Co., see "The Merger--Opinion of Boulevard Financial Adviser" and the opinion of Goldman, Sachs & Co. attached as Appendix B to this Proxy Statement/Prospectus.

LIMITATION ON NEGOTIATIONS; OPTION GRANTED TO FBS

  The Merger Agreement provides that Boulevard will not, and will cause its subsidiaries and Boulevard's and such subsidiaries' respective officers, directors, employees, agents or affiliates, not to, directly or indirectly, solicit, authorize or initiate submission of, any proposal, offer, tender offer or exchange offer from any person or entity (including any of its or their officers or employees) relating to any liquidation, dissolution, recapitalization, merger, consolidation or acquisition or purchase of all or a material portion of the assets of, or any equity interest in, Boulevard or any of such subsidiaries or other similar transaction or business combination involving Boulevard or any of such subsidiaries, or, unless Boulevard shall have determined, after receipt of a written opinion of counsel to Boulevard (a copy of which opinion shall be delivered to FBS), that the Board of Directors of Boulevard has an obligation to do so, (i) participate in any negotiations in connection with or in furtherance of any of the foregoing or (ii) permit any person other than FBS and its representatives to have any access to the facilities of, or furnish to any person other than FBS and its representatives any information with respect to, Boulevard or any of such subsidiaries in connection with or in furtherance of any of the foregoing. See "The Merger-- Limitation on Negotiations."

  Simultaneously with the execution of the Merger Agreement and as a condition to such execution, Boulevard granted FBS an option (the "Option") to purchase newly issued shares of Boulevard Common Stock in a number approximately equal to 19.9% of the number of shares of Boulevard Common Stock outstanding immediately before exercise of the option. The exercise price of the Option is $23.25 per share, subject to adjustment under specified circumstances. The Option is exercisable only upon the occurrence of specified events relating generally to the making by third parties of offers to acquire Boulevard and the acquisition by third parties of specified percentages of Boulevard Common Stock. To the best knowledge of Boulevard and FBS, no event giving rise to the right to exercise the Option has occurred as of the date of this Proxy Statement/Prospectus. See "The Merger--Option Granted to FBS."

  The foregoing provisions may have the effect of discouraging competing offers to acquire or merge with Boulevard.

REGULATORY APPROVALS REQUIRED

  The Merger is subject to the prior approval of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") under the Bank Holding Company Act of 1956, as amended (the "Bank Holding Company Act"). After submission and review in draft form, FBS submitted its final application to the Federal Reserve Bank of Minneapolis on December 17, 1993. The Merger also is subject to prior approval by the Illinois Commissioner of Banks and Trust Companies (the "Illinois Commissioner") under the Illinois Bank Holding Company Act of 1957, as amended (the "Illinois Act"). FBS submitted its application for approval of the Merger to the Illinois Commissioner under the Illinois Act on November 23, 1993, and the application was accepted for processing by the Illinois Commissioner on December 16, 1993. There can be no assurance that the approval by the Federal Reserve Board or the Illinois Commissioner will be obtained, or as to the date of such approval or certification. See "The Merger--Regulatory Approvals Required."

CONDITIONS, WAIVER AND AMENDMENT, AND TERMINATION

  The respective obligations of FBS and Boulevard to consummate the Merger are subject the satisfaction of certain conditions, including, among others, the receipt of all required regulatory approvals with respect to the Merger, the approval of the Merger Agreement by the requisite vote of Boulevard shareholders, and certain other conditions customary in transactions of this kind. A failure of any such conditions to be satisfied, if not waived, would prevent consummation of the Merger. See "The Merger--Conditions to Consummation of the Merger."

  Any provision of the Merger Agreement may be waived at any time by the party which is, or the shareholders of which are, entitled to the benefit thereof, provided that such waiver, if material to Boulevard or its shareholders, may be made only following due authorization by the Board of Directors of Boulevard. The Merger Agreement may be amended or modified by an agreement in writing executed on behalf of the parties thereto, provided that such amendment or modification may be made only following due authorization by the respective Boards of Directors of Boulevard, Newco and FBS, and provided further, that after a favorable vote by the shareholders of Boulevard any such action shall be taken by Boulevard only if, in the opinion of its Board of Directors, such amendment or modification will not have any material adverse effect on the benefits intended under the Merger Agreement for the shareholders of Boulevard and will not require resolicitation of proxies from such shareholders. See "The Merger--Waiver and Amendment."

  The Merger Agreement may be terminated at any time before the Merger becomes effective (i) by either FBS or Boulevard, if any of the conditions to such party's obligation to consummate the transactions contemplated in the Merger Agreement shall have become impossible to satisfy; (ii) by FBS if the information provided pursuant to Boulevard's obligation to update schedules contained in the Merger Agreement discloses matters that, in the aggregate, have or would reasonably be expected to have a material adverse effect on the business, financial condition or operations of Boulevard and its subsidiaries, taken as a whole, or on Boulevard's ability to consummate the transactions contemplated by the Merger Agreement; (iii) by either FBS or Boulevard, if the Merger Agreement and Merger are not duly approved by the shareholders of Boulevard at a meeting of shareholders (or any adjournment thereof) duly called and held for such purposes; (iv) by either FBS or Boulevard if the Merger is not effective on or before September 30, 1994 (unless the failure to consummate the Merger by such date shall be due to the action or failure to act of the party seeking to terminate the Merger Agreement in breach of such party's obligations under such agreement); (v) by either FBS or Boulevard in the event of a material breach of any covenant contained in the Merger Agreement that is not cured within 30 days after written notice of such breach is received by such other party from the party giving notice; and (vi) by mutual written consent of Boulevard, FBS and Newco.

  The Merger Agreement also may be terminated by Boulevard under certain circumstances if the average closing price of FBS Common Stock on the NYSE for the 20 consecutive trading days commencing on the first business day after the Federal Reserve Board issues an order approving the Merger is less than $28.37. See "--The Proposed Merger" above and "The Merger--Terms of the Merger; Consideration to be Received by Boulevard Shareholders" and "--Termination" herein.

EFFECTIVE TIME OF THE MERGER

  The Merger will become effective upon the filing of articles of merger relating thereto with the Secretary of State of Delaware. The effective date of the Merger will be agreed to by FBS and Boulevard, provided that in no event will the date designated by FBS as the effective date be later than 31 days following the date on which approvals of the Federal Reserve Board and any other regulatory authorities have been received and any required waiting periods with respect thereto have expired. The Merger cannot become effective until Boulevard shareholders have approved and adopted the Merger Agreement, all required regulatory approvals and actions have been obtained and taken, and a 30-day waiting period following Federal Reserve Board approval has expired. Thus, there can be no assurance as to whether or when the Merger will become effective. See "The Merger--Effective Time of the Merger," "--Conditions to Consummation of the Merger" and "--Regulatory Approvals Required."

EXCHANGE OF BOULEVARD STOCK CERTIFICATES

  Promptly following the Merger, FBS or an Exchange Agent designated by FBS will send a notice and transmittal form, with instructions, to each holder of Boulevard Common Stock of record at the time the Merger becomes effective advising such holder of the effectiveness of the Merger and of the procedure for surrendering to FBS or such Exchange Agent their certificates formerly evidencing Boulevard Common Stock in exchange for new certificates evidencing FBS Common Stock. BOULEVARD SHAREHOLDERS SHOULD NOT SEND IN THEIR STOCK CERTIFICATES UNTIL THEY RECEIVE THE NOTICE AND TRANSMITTAL FORM FROM FBS OR SUCH EXCHANGE AGENT. See "The Merger-- Exchange of Boulevard Common Stock Certificates."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES TO BOULEVARD SHAREHOLDERS

  The obligations of both FBS and Boulevard to consummate the Merger are conditioned on, among other things, the receipt of an opinion of counsel of Wildman, Harrold, Allen & Dixon, counsel to Boulevard, to the effect that for federal income tax purposes, (i) the statutory merger of Newco with and into Boulevard will constitute a reorganization within the meaning of Section 368(a)(1)(A) and Section 368(a)(2)(E) of the Internal Revenue Code of 1986, as amended (the "Code"); (ii) no gain or loss will be recognized by Boulevard as a consequence of the transactions contemplated in the Merger Agreement; (iii) no gain or loss will be recognized to the shareholders of Boulevard on the exchange of their shares of Boulevard Common Stock for shares of FBS Common Stock (disregarding for this purpose any cash received for fractional share interests to which they may be entitled); (iv) the federal income tax basis of the FBS Common Stock (including fractional share interests to which they may be entitled) received by the shareholders of Boulevard Common Stock for their shares of Boulevard Common Stock will be the same as the federal income tax basis of the Boulevard Common Stock surrendered in exchange therefor; and (v) the holding period of the FBS Common Stock received by a shareholder of Boulevard will include the period for which the Boulevard Common Stock exchanged therefor was held, provided the exchanged Boulevard Common Stock was held as a capital asset by such shareholder on the date of the exchange. Wildman, Harrold, Allen & Dixon has delivered to Boulevard an opinion of counsel to the foregoing effect, which opinion is based upon various representations and is subject to a number of assumptions. EACH BOULEVARD SHAREHOLDER IS URGED TO CONSULT HIS OR HER OWN TAX ADVISER CONCERNING THE FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER, AS WELL AS ANY APPLICABLE STATE, LOCAL, FOREIGN OR OTHER TAX CONSEQUENCES, BASED UPON SUCH SHAREHOLDER'S OWN PARTICULAR FACTS AND CIRCUMSTANCES. See "The Merger--Certain Federal Income Tax Consequences to Boulevard Shareholders."

RESALES OF FBS COMMON STOCK

  The shares of FBS Common Stock issuable to shareholders of Boulevard upon consummation of the Merger may be traded freely by those shareholders who are not "affiliates" of Boulevard or FBS. Boulevard has agreed in the Merger Agreement to use its best efforts to obtain a signed representation letter from each shareholder of Boulevard who may reasonably be deemed an "affiliate" of Boulevard within the meaning of such term as used in Rule 145 under the Securities Act to the effect that such person will not offer to sell, transfer or otherwise dispose of shares of FBS Common Stock issued to him pursuant to the Merger except in compliance with the applicable provisions of Rule 145 under the Securities Act, in a transaction that is otherwise exempt from the registration requirements under the Securities Act or in an offering registered under the Securities Act. See "The Merger--Resale of FBS Common Stock Received by Boulevard Shareholders."

ACCOUNTING TREATMENT

  FBS intends to account for the Merger using the purchase method under generally accepted accounting principles. See "The Merger--Accounting Treatment" and Unaudited Pro Forma Combined Financial Information.

NO DISSENTERS' RIGHTS OF APPRAISAL

  Pursuant to Section 262(b)(1) of the Delaware General Corporation Law, Boulevard shareholders will not have any dissenters' rights of appraisal as a result of the matters to be voted upon at the Special Meeting. See "The Merger--No Dissenters' Rights of Appraisal."

MARKETS AND MARKET PRICES

  FBS Common Stock is listed on the NYSE under the symbol "FBS" and Boulevard Common Stock is listed on the National Association of Securities Dealers, Inc. Automated Quotation System ("NASDAQ") National Market System under the symbol "BLVD." The following table sets forth the closing price per share of FBS Common Stock, the last reported sale price per share of Boulevard Common Stock and the "equivalent per share price" (as defined below) of Boulevard Common Stock as of (i) September 28, 1993, the last trading day before FBS and Boulevard announced execution of the Merger Agreement, and (ii) January 18, 1994. The "equivalent per share price" of the Boulevard Common Stock as of such dates equals the closing price per share of FBS Common Stock on such dates multiplied times .8132, which is the number of shares of FBS Common Stock to be issued in exchange for each share of Boulevard Common Stock pursuant to the Merger Agreement.

               MARKET PRICE           FBS COMMON BOULEVARD COMMON EQUIVALENT PER
               PER SHARE AT:            STOCK         STOCK        SHARE PRICE
               -------------          ---------- ---------------- --------------
      September 28, 1993.............  $32.875        $23.25          $26.73
      January 18, 1994...............  $30.00         $24.00          $24.40

FBS and Boulevard believe that Boulevard Common Stock presently trades on the basis of the value of the FBS Common Stock expected to be issued in exchange for such Boulevard Common Stock in the Merger, discounted for the time value of money and for the uncertainties associated with any transaction. Apart from the publicly-disclosed information concerning FBS which is included and incorporated by reference in this Proxy Statement/Prospectus, FBS does not know what factors account for changes in the market price of its stock.

  Boulevard shareholders are advised to obtain current market quotations for FBS Common Stock and Boulevard Common Stock. No assurance can be given as to the market prices of FBS Common Stock or Boulevard Common Stock at any time before the Merger becomes effective or as to the market price of FBS Common Stock at any time thereafter. Because the exchange ratio of FBS Common Stock for Boulevard Common Stock is fixed, it will not compensate Boulevard shareholders for decreases in the market price of FBS Common Stock which could occur before the Merger becomes effective. As a result, in the event the market price of FBS Common Stock decreases, the value of the FBS Common Stock to be received in the Merger in exchange for Boulevard Common Stock would decrease, and, in the event the market price of FBS Common Stock instead increases, the value of the FBS Common Stock to be received in the Merger in exchange for Boulevard Common Stock would increase. Boulevard shareholders should note, however, that the Merger Agreement may be terminated by Boulevard under certain circumstances if the average closing price of FBS Common Stock on the NYSE for the 20 consecutive trading days commencing on the first business day after the Federal Reserve Board issues an order approving the Merger is less than $28.37. See "--The Proposed Merger" above and "The Merger--Terms of the Merger; Consideration to be Received by Boulevard Shareholders" and "--Termination" herein.

  Following the Merger, Boulevard Common Stock will no longer exist and, as a result, will no longer be listed on the NASDAQ National Market System.

DIFFERENCES IN RIGHTS OF BOULEVARD SHAREHOLDERS

  Upon consummation of the Merger, Boulevard shareholders will become FBS shareholders. As a result, their rights as shareholders, which are now governed by Delaware corporate law and Boulevard's Certificate of Incorporation and Bylaws, will be governed by Delaware corporate law and FBS' Certificate of Incorporation and Bylaws. Because of certain differences between the provisions of Boulevard's Certificate of

Incorporation and Bylaws and FBS' Certificate of Incorporation and Bylaws, the current rights of Boulevard shareholders will change after the Merger. Material differences include:

    (i) calling of special meetings of shareholders (with holders of a majority of Boulevard's voting shares having the power to call such a meeting, and FBS shareholders not having such power);

    (ii) quorums at shareholders meetings (with a majority of voting shares required for a quorum at a Boulevard shareholders meeting, and one-third of voting shares required at a FBS shareholders meeting);

    (iii) notice requirements for shareholder nominations of directors (with FBS requiring specified prior notice of such nominations, and Boulevard not requiring such notice);

    (iv) classification of board of directors (with FBS having a classified board, and Boulevard not having one);

    (v) shareholder action by written consent in lieu of shareholder meeting (with Boulevard permitting such action, and FBS not permitting such action);

    (vi) removal of directors (with FBS shareholders having the right to remove directors only for cause, and no such restriction in the case of Boulevard);

    (vii) supermajority voting (with FBS requiring supermajority voting in order to approve certain business combinations with related persons, and Boulevard not having such a requirement); and

    (viii) shareholder rights plans (with FBS having a shareholder rights plan which may have certain anti-takeover effects, and Boulevard not having such a plan).

See "The Merger--Certain Differences in Rights of Boulevard Shareholders."

                      COMPARATIVE UNAUDITED PER SHARE DATA

  The following table presents selected comparative unaudited per share data for FBS on a historical and pro forma combined basis, and for Boulevard on a historical and pro forma equivalent basis, giving effect to the Merger using the purchase method of accounting. For the year ended December 31, 1992, the income per share data also gives effect to FBS' acquisition of Bank Shares Incorporated ("BSI"), which was consummated on December 31, 1992, using the purchase method of accounting. The information presented below is derived from the consolidated historical financial statements of FBS and Boulevard, including the related notes thereto, incorporated by reference into this Proxy Statement/Prospectus, the statement of income of BSI for the year ended December 31, 1992, and the pro forma financial information (which includes the acquisition of BSI for the year ended December 31, 1992), including the notes thereto, appearing elsewhere herein. This information should be read in conjunction with such historical and pro forma financial statements and the related notes thereto. See "Incorporation of Certain Documents by Reference" and Unaudited Pro Forma Combined Financial Information.

  The per share data included within is not necessarily indicative of the results of the future operations of the combined entity or the actual results that would have been achieved had the Merger been consummated prior to the periods indicated.

                                                               BOULEVARD
                                      FBS COMMON STOCK       COMMON STOCK
                                    -------------------- ---------------------
                                               PRO FORMA            PRO FORMA
                                    HISTORICAL COMBINED  HISTORICAL EQUIVALENT
                                    ---------- --------- ---------- ----------
BOOK VALUE (1):
 September 30, 1993................   $17.72    $17.72     $13.24     $14.41
 December 31, 1992.................    17.09     17.09      12.63      13.90
DIVIDENDS DECLARED (2):
 Nine Months Ended:
  September 30, 1993...............     0.75      0.75       0.05       0.61
 Year Ended:
  December 31, 1992................     0.88      0.88        --        0.72
INCOME BEFORE CUMULATIVE EFFECT OF
 CHANGES IN ACCOUNTING PRINCIPLES
 (3):
 Nine Months Ended:
  September 30, 1993...............     1.58      1.57       0.65       1.28
 Year Ended:
  December 31, 1992................     1.18      0.89       0.66       0.72
PRIMARY AND FULLY DILUTED NET
 INCOME (3):
 Nine Months Ended:
  September 30, 1993...............     1.58      1.57       0.65       1.28
 Year Ended:
  December 31, 1992................     2.67      2.26       0.44       1.84

                 NOTES TO COMPARATIVE UNAUDITED PER SHARE DATA

(1) The pro forma combined book values per share of FBS Common Stock are based upon the historical total common equity for FBS and Boulevard, divided by the total pro forma common shares of the combined entity assuming the issuance of FBS common stock for all the outstanding common stock, stock options and warrants of Boulevard at the exchange ratio provided for in the Merger Agreement, net of the related repurchases of existing FBS common shares equal to the number of common shares to be issued in connection with the Boulevard acquisition. The repurchase program was approved simultaneously with and as an integral part of the Boulevard merger. The pro forma equivalent book values per share of Boulevard Common Stock represent the pro forma combined amounts multiplied by the exchange ratio. See "The Merger--Consideration to be Received by Boulevard Shareholders."
(2) The pro forma combined dividends declared assume no changes in the historical dividends declared per FBS common share. The pro forma equivalent dividends per share of Boulevard Common Stock represent the cash dividends declared on a share of FBS stock multiplied by the exchange ratio. See "The Merger--Consideration to be Received by Boulevard Shareholders."
(3) The pro forma combined income before cumulative effect of changes in accounting principles and net income per share are based upon the combined historical net income for FBS, Boulevard, and BSI and its subsidiaries purchased by FBS, divided by the average pro forma common shares of the combined entity. The pro forma equivalent income before cumulative effect of changes in accounting principles and net income per share of Boulevard Common Stock represents the pro forma combined income multiplied by the exchange ratio. See "The Merger--Consideration to be Received by Boulevard Shareholders."
    The FBS results of operations for the year ended December 31, 1992 include the effect of two new accounting standards: Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions." Income before merger-related charges and cumulative effect of changes in accounting principles for the year ended December 31, 1992 was reduced by $56.6 million for increased income tax expense under SFAS No.
  109 and $1.0 million for increased employee benefit expenses under SFAS No.
  106. In addition, the net cumulative effect for prior years of adopting
  SFAS No. 109 and SFAS No. 106 resulted in a $157.3 million increase in net income in 1992.
    Also included in FBS results of operations for the year ended December
  31, 1992 are merger-related charges of $124.0 million ($81.8 million after tax) associated with the acquisitions of Western Capital Investment Corporation and BSI. These charges include a $13.6 million provision for loan losses, a $26.4 million provision for losses on other real estate, and $84.0 million in merger, integration and restructuring provisions. These provisions were made to reflect FBS' intent with respect to the disposition of problem assets and to provide for anticipated reorganization and restructuring costs.
    The FBS results of operations for the period ended September 30, 1993 include merger-related charges of $72.2 million ($50.0 million after tax) associated with the acquisition of Colorado National Bankshares, Inc. These charges include a $29.7 million provision for anticipated reorganization and restructuring costs, systems conversions, and customer communication costs and a $14.3 million write-down of premises and equipment related to redundant main office and branch facilities. Other charges, totaling $28.2 million, primarily involve severance.

                SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

  The following tables set forth certain selected historical consolidated financial information for FBS and Boulevard, and certain unaudited pro forma combined financial information giving effect to the Merger with Boulevard using the purchase method of accounting. For a description of the purchase method of accounting with respect to the Merger and the related effects on the historical financial statements of FBS, see "The Merger--Accounting Treatment." The unaudited pro forma combined income statement data and related selected financial data for the year ended December 31, 1992 also gives effect to the acquisition of BSI, which was consummated on December 31, 1992, using the purchase method of accounting. The historical income statement data included in the selected financial data for the year ended December 31, 1992, are derived from audited consolidated financial statements of FBS and Boulevard. The financial data for the nine months ended September 30, 1993 is derived from the unaudited historical financial statements of FBS and Boulevard and reflect, in the respective opinions of management of FBS and Boulevard, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such data. This information should be read in conjunction with the consolidated financial statements of FBS and Boulevard, and the related notes thereto, incorporated by reference or included elsewhere in this Proxy Statement/Prospectus, and in conjunction with the unaudited pro forma financial information, including the notes thereto, appearing elsewhere in this Proxy Statement/Prospectus. See Unaudited Pro Forma Combined Financial Information.

  The pro forma combined financial information included within is not necessarily indicative of the results of the future operations of the combined entity or the actual results that would have been achieved had the Merger been consummated prior to the periods presented.

                       HISTORICAL SELECTED FINANCIAL DATA
                            FIRST BANK SYSTEM, INC.

                                               NINE MONTHS ENDED
                                                 SEPTEMBER 30,      YEAR ENDED
                                               ------------------  DECEMBER 31,
                                                 1993      1992        1992
(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)        --------  --------  ------------
                                                  (UNAUDITED)
CONSOLIDATED INCOME STATEMENT DATA
 Interest income.............................. $1,250.8  $1,273.9    $1,681.3
 Interest expense.............................    407.5     537.7       686.2
                                               --------  --------    --------
  Net interest income.........................    843.3     736.2       995.1
 Provision for credit losses..................     98.2     130.5       183.4
                                               --------  --------    --------
 Net interest income after provision for
  credit losses...............................    745.1     605.7       811.7
 Noninterest income...........................    423.7     398.6       535.7
 Noninterest expense..........................    845.2     745.3     1,114.3
                                               --------  --------    --------
 Income before income taxes...................    323.6     259.0       233.1
 Applicable income taxes......................    121.5      87.4        78.6
                                               --------  --------    --------
 Income before cumulative effect of changes in
  accounting principles.......................    202.1     171.6       154.5
 Cumulative effect of changes in accounting
  principles..................................      --      157.3       157.3
                                               --------  --------    --------
 Net income................................... $  202.1  $  328.9    $  311.8
                                               ========  ========    ========
 Average common and common equivalent shares..    113.7     104.8       105.4
PER COMMON SHARE
 Income before cumulative effect of changes in
  accounting principles....................... $   1.58  $   1.42    $   1.18
 Net income...................................     1.58      2.92        2.67
 Dividends paid...............................    0.750     0.655       0.880
 Common shareholders' equity..................    17.72     16.89       17.09
CONSOLIDATED BALANCE SHEET DATA AT PERIOD END
 Assets....................................... $ 25,941  $ 23,960    $ 26,625
 Investment securities........................    3,794     3,145       3,912
 Loans........................................   18,568    16,154      17,076
 Deposits.....................................   20,466    18,969      21,188
 Long-term debt...............................    1,030       921         822
 Shareholders' equity.........................    2,276     2,143       2,318
SELECTED FINANCIAL DATA AT PERIOD END
 Common shareholders' equity to assets........      7.7%      7.4%        7.3%
 Total shareholders' equity to assets.........      8.8       8.9         8.7
 Tier 1 capital ratio (1).....................      9.5       9.3         9.5
 Total capital ratio (1)......................     13.9      12.8        12.6
 Allowance for credit losses.................. $    427  $    414    $    448
  Percentage of loans.........................     2.30%     2.56%       2.62%
 Nonperforming assets (2)..................... $    267  $    434    $    412
  Percentage of total assets..................     1.03%     1.81%       1.55%
SELECTED FINANCIAL DATA FOR THE PERIOD ENDED
 Return on average assets before cumulative
  effect of changes in accounting principles..     1.07%     0.98%       0.65%
 Return on average assets.....................     1.07      1.88        1.32
 Return on average common equity before
  cumulative effect of changes in accounting
  principles..................................     12.3      11.7         7.2
 Return on average common equity..............     12.3      24.2        16.4
 Net interest margin--tax-equivalent basis....     5.09      4.84        4.85
 Net interest margin without taxable-
  equivalent increments.......................     5.01      4.72        4.74

                See notes to historical selected financial data

                       HISTORICAL SELECTED FINANCIAL DATA
                            BOULEVARD BANCORP, INC.

                                                    NINE MONTHS
                                                       ENDED
                                                   SEPTEMBER 30,    YEAR ENDED
                                                   --------------  DECEMBER 31,
                                                    1993    1992       1992
(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)            ------  ------  ------------
                                                    (UNAUDITED)
CONSOLIDATED INCOME STATEMENT DATA
 Interest income.................................. $ 69.3  $ 81.6     $107.2
 Interest expense.................................   31.1    39.6       51.8
                                                   ------  ------     ------
  Net interest income.............................   38.2    42.0       55.4
 Provision for credit losses......................    1.8     4.7        5.9
                                                   ------  ------     ------
 Net interest income after provision for credit
  losses..........................................   36.4    37.3       49.5
 Noninterest income...............................   17.4    15.6       21.4
 Noninterest expense..............................   46.5    48.1       63.8
                                                   ------  ------     ------
 Income before income taxes.......................    7.3     4.8        7.1
 Applicable income taxes..........................    1.9     1.3        1.9
                                                   ------  ------     ------
 Income before cumulative effect of changes in
  accounting principles...........................    5.4     3.5        5.2
 Cumulative effect of changes in accounting
  principles......................................     --    (1.8)      (1.8)
                                                   ------  ------     ------
 Net income....................................... $  5.4  $  1.7     $  3.4
                                                   ======  ======     ======
 Average common and common equivalent shares......    8.3     8.3        8.3
PER COMMON SHARE
 Income before cumulative effect of changes in
  accounting principles........................... $ 0.65  $ 0.45     $ 0.66
 Net income.......................................   0.65    0.23       0.44
 Dividends paid...................................   0.05    0.00       0.00
 Common shareholders' equity......................  13.24   12.43      12.63
CONSOLIDATED BALANCE SHEET DATA AT PERIOD END
 Assets........................................... $1,668  $1,584     $1,564
 Investment securities............................    654     534        422
 Loans............................................    675     869        838
 Deposits.........................................  1,196   1,315      1,267
 Long-term debt...................................     14      14         14
 Shareholders' equity.............................    108     102        103
SELECTED FINANCIAL DATA AT PERIOD END
 Common shareholders' equity to assets............    5.9%    5.8%       6.0%
 Total shareholders' equity to assets.............    6.5     6.4        6.6
 Tier 1 capital ratio (1).........................   10.8     9.3        9.3
 Total capital ratio (1)..........................   12.3    11.2       10.8
 Allowance for credit losses...................... $   20  $   25     $   24
  Percentage of loans.............................   3.02%   2.90%      2.88%
 Nonperforming assets (2)......................... $   30  $   47     $   52
  Percentage of total assets......................   1.82%   2.99%      3.36%
SELECTED FINANCIAL DATA FOR THE PERIOD ENDED
 Return on average assets before cumulative effect
  of changes in accounting principles.............   0.48%   0.31%      0.34%
 Return on average assets.........................   0.48    0.16       0.22
 Return on average common equity before cumulative
  effect of changes in accounting principles......    6.6     4.2        4.8
 Return on average common equity..................    6.6     1.6        2.8
 Net interest margin--tax-equivalent basis........   3.90    4.30       4.20
 Net interest margin without taxable-equivalent
  increments......................................   3.83    4.22       4.12

                See notes to historical selected financial data

                  NOTES TO HISTORICAL SELECTED FINANCIAL DATA

(1) Capital ratios are computed based on 1992 Federal Reserve Board rules and regulations.
(2) Includes non-accrual and restructured loans, other nonperforming assets and other real estate owned.
(3) Financial results for FBS for 1993 and 1992 include merger-related charges with an after tax effect of $50.0 million and $81.8 million, respectively.

                     UNAUDITED PRO FORMA COMBINED SELECTED
      FINANCIAL DATA--FIRST BANK SYSTEM, INC. AND BOULEVARD BANCORP, INC.

                                                      NINE MONTHS
                                                         ENDED      YEAR ENDED
                                                     SEPTEMBER 30, DECEMBER 31,
                                                         1993          1992
(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)              ------------- ------------
CONSOLIDATED INCOME STATEMENT DATA
 Interest income....................................   $1,312.0      $1,918.5
 Interest expense...................................      438.0         804.3
                                                       --------      --------
  Net interest income...............................      874.0       1,114.2
 Provision for credit losses........................      100.0         225.3
                                                       --------      --------
 Net interest income after provision for credit
  losses............................................      774.0         888.9
 Noninterest income.................................      441.1         599.2
 Noninterest expense................................      892.4       1,284.7
                                                       --------      --------
 Income before income taxes.........................      322.7         203.4
 Applicable income taxes............................      122.4          72.6
                                                       --------      --------
 Income before cumulative effect of changes in
  accounting principles.............................      200.3         130.8
 Cumulative effect of changes in accounting
  principles........................................         --         155.5
                                                       --------      --------
 Net income.........................................   $  200.3      $  286.3
                                                       ========      ========
 Average common and common equivalent shares........      113.7         113.5
PER COMMON SHARE
 Income before cumulative effect of changes in
  accounting principles.............................   $   1.57      $   0.89
 Net income.........................................       1.57          2.26
 Dividends paid.....................................      0.750         0.880
 Common shareholders' equity........................      17.72         17.09
CONSOLIDATED BALANCE SHEET DATA AT PERIOD END
 Assets.............................................   $ 27,529      $ 28,114
 Investment securities..............................      4,452         4,338
 Loans..............................................     19,247        17,919
 Deposits...........................................     21,662        22,455
 Long-term debt.....................................      1,045           837
 Shareholders' equity (1)...........................      2,276         2,318
SELECTED FINANCIAL DATA AT PERIOD END
 Common shareholders' equity to assets..............        7.3%          6.9%
 Total shareholders' equity to assets...............        8.3           8.2
 Tier 1 capital ratio (2)...........................        8.6           8.5
 Total capital ratio (2)............................       12.9          11.6
 Allowance for credit losses........................   $    447      $    472
  Percentage of loans...............................       2.32%         2.63%
 Nonperforming assets (3)...........................   $    297      $    464
  Percentage of total assets........................       1.08%         1.65%
SELECTED FINANCIAL DATA FOR PERIOD ENDED:
 Return on average assets before cumulative effect
  of change in accounting principles................       0.99%         0.48%
 Return on average assets...........................       0.99          1.06
 Return on average common equity before cumulative
  effect of changes in accounting principles........       12.2           5.3
 Return on average common equity....................       12.2          13.3
 Net interest margin--tax-equivalent basis..........       4.99          4.69
 Net interest margin without taxable-equivalent
  increments........................................       4.91          4.59

       See notes to unaudited pro forma combined selected financial data

         NOTES TO UNAUDITED PRO FORMA COMBINED SELECTED FINANCIAL DATA

(1) Pursuant to the Merger Agreement, Boulevard will establish such additional accruals as may be necessary to reflect FBS' plan with respect to the conduct of its business following the Merger and to provide for anticipated reorganization and restructuring costs. Boulevard will, subject to the satisfaction or waiver of all conditions to FBS' obligation to consummate the Merger, including the receipt of all required regulatory approvals, make such adjustments in its results of operations prior to the effective date, based on information available at that time. It is currently estimated that the total amount of the reorganization and restructuring accruals to be recorded at the effective date will be approximately $20 million, which is net of tax benefits of $12 million. Such amounts are not reflected in the pro forma combined statements of income as they are not expected to have a continuing impact on FBS. In addition, certain purchase accounting adjustments to reflect existing assets at their fair values will be made at the effective date. See Notes C and D of Notes to the Unaudited Pro Forma Consolidated Financial Information.
(2) Capital ratios are computed based on 1992 Federal Reserve Board rules and regulations.
(3) Includes non-accrual and restructured loans, other nonperforming assets and other real estate owned.
(4) Historical income statement results for BSI and its subsidiaries purchased by FBS included in the unaudited pro forma combined selected financial data for the year ended December 31, 1992 (net of purchase adjustments), were as follows:

                                                         YEAR ENDED
                                                        DECEMBER 31,
                                                            1992
                                                        ------------
        Interest income................................    $141.9
        Interest expense...............................      67.1
                                                           ------
        Net interest income............................      74.8
        Provision for credit losses....................      36.0
                                                           ------
        Net interest income after provision for credit
         losses........................................      38.8
        Noninterest income.............................      42.1
        Noninterest expense............................     105.8
                                                           ------
        Income before income taxes.....................     (24.9)
        Applicable income taxes (credit)...............      (6.2)
                                                           ------
        Income before cumulative effect of changes in
         accounting principles.........................     (18.7)
        Cumulative effect of changes in accounting
         principles....................................        --
                                                           ------
        Net income.....................................    $(18.7)
                                                           ======

                   INFORMATION CONCERNING THE SPECIAL MEETING

GENERAL

  This Proxy Statement/Prospectus is being furnished to holders of Boulevard Common Stock as part of the solicitation of proxies by the Boulevard Board of
Directors for use at the Special Meeting to be held on [           ], 1994 and
at any adjournment thereof. This Proxy Statement/Prospectus, and the accompanying Proxy Card, are being first mailed to Boulevard shareholders on or
about [          ], 1994.

  The principal purpose of the Special Meeting is to consider and vote upon the proposal to approve and adopt the Merger Agreement among Boulevard, FBS and Newco dated September 29, 1993, which sets forth the terms and conditions of the Merger. Upon consummation of the Merger, each outstanding share of Boulevard Common Stock will be converted into .8132 shares of FBS Common Stock, with cash paid in lieu of fractional shares. The Merger is subject to a number of conditions, including the receipt of required regulatory and shareholder approvals.

  In addition to approval and adoption of the Merger Agreement, the shareholders of Boulevard may be asked to approve a proposal to adjourn the Special Meeting to permit further solicitation of proxies in the event there are not sufficient votes at the time of the Special Meeting to approve and adopt the Merger Agreement.

SOLICITATION, VOTING AND REVOCABILITY OF PROXIES

  The Board of Directors of Boulevard has fixed the close of business on
[      ], 1994 as the Record Date for the determination of the shareholders of
Boulevard entitled to notice of and to vote at the Special Meeting. Accordingly, only holders of record of shares of Boulevard Common Stock at the close of business on such date will be entitled to vote at the Special Meeting, with each share entitling its owner to one vote on all matters properly presented at the Special Meeting. On the Record Date, there were approximately 480 holders of record of the 7,280,461 shares of Boulevard Common Stock then outstanding. The presence, in person or by proxy, of at least a majority of the total number of outstanding shares of Boulevard Common Stock entitled to vote at the Special Meeting is necessary to constitute a quorum at the Special Meeting. Under Delaware law, the affirmative vote of at least a majority of the total number of outstanding shares of Boulevard Common Stock entitled to vote at the Special Meeting is required to approve and adopt the Merger Agreement. Approval of the adjournment of the Special Meeting requires the affirmative vote of at least a majority of the votes cast, provided that a quorum is present at the Special Meeting. If an executed proxy card is returned and the shareholder has abstained from voting on any matter, the shares represented by such proxy will be considered present at the meeting for purposes of determining a quorum and for purposes of calculating the vote, but will not be considered to have been voted in favor as to such matter. If an executed proxy card is returned by a broker holding shares in street name which indicates that the broker does not have discretionary authority as to certain shares to vote on one or more matters, such shares will be considered present at the meeting for purposes of determining a quorum, but will not be considered as represented at the meeting for purposes of calculating the vote with respect to such matter.

  It is expected that all of the 1,418,184 shares of Boulevard Common Stock (excluding shares subject to stock options and warrants) beneficially owned by directors and executive officers of Boulevard and their affiliates at the Record Date (approximately 19% of the total number of outstanding shares of Boulevard Common Stock at such date) will be voted for approval and adoption of the Merger Agreement and for adjournment of the Special Meeting under the circumstances described herein. In addition, Charles E. Schroeder, Chairman of the Board of Directors of Boulevard, also is President and a director of Miami Corporation, and T. Kimball Brooker, a director of Boulevard, is a director of Miami Corporation. Miami Corporation directly owned 3,621,325 shares of Boulevard Common Stock at the Record Date (49.7% of the total number of outstanding shares of Boulevard Common Stock at such date). It is anticipated that Miami Corporation will vote the shares of Boulevard Common Stock owned by it for approval and adoption of the

Merger Agreement and for adjournment of the Special Meeting under the circumstances described herein. As of the Record Date, FBS beneficially owned no shares of Boulevard Common Stock (excluding shares issuable to FBS under certain conditions as described under "The Merger--Option Granted to FBS"), and directors and executive officers of FBS beneficially owned no shares of Boulevard Common Stock.

  If the accompanying Proxy Card is properly executed and returned to Boulevard in time to be voted at the Special Meeting, the shares represented thereby will be voted in accordance with the instructions marked thereon. Executed but unmarked proxies will be voted for approval and adoption of the Merger Agreement and for the proposal to adjourn the Special Meeting if necessary to permit further solicitation of proxies. The Board of Directors of Boulevard does not know of any matters other than those described in the notice of the Special Meeting that are to come before the Special Meeting. If any other matters are properly brought before the Special Meeting, one or more of the persons named in the proxy card will vote the shares represented by such proxy upon such matters as determined in their best judgment.

  The presence of a shareholder at the Special Meeting will not automatically revoke such shareholder's proxy. A shareholder may, however, revoke a proxy at any time prior to its exercise by filing a written notice of revocation with, or by delivering a duly executed proxy bearing a later date to, Corporate Secretary, Boulevard Bancorp, Inc., 410 North Michigan Avenue, Chicago, Illinois 60611, or by attending the Special Meeting and voting in person.

  The cost of soliciting proxies for the Special Meeting will be borne by Boulevard. In addition to use of the mails, proxies may be solicited personally or by telephone or telegraph by directors, officers and employees of Boulevard, who will not be specially compensated for such activities. Boulevard will also request persons, firms and companies holding shares in their names or in the name of their nominees, which are beneficially owned by others, to send proxy materials to and obtain proxies from such beneficial owners. Boulevard will reimburse such persons for their reasonable expenses incurred in that connection.

                                   THE MERGER

  This section of the Proxy Statement/Prospectus describes certain aspects of the proposed Merger. To the extent that it relates to the Merger Agreement, the following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached hereto as Appendix A and is incorporated herein by reference. All shareholders are urged to read the Merger Agreement and the other appendices hereto in their entirety.

BACKGROUND OF THE MERGER

  The past several years have been a period of substantial consolidation in the banking industry in general and in the greater Chicago metropolitan area, where Boulevard competes, in particular. In light of the concentration that has occurred in the Chicago metropolitan banking industry and the entry into the area of large financial institutions, including out-of-state, regional, super-regional and international financial organizations, the Boulevard Board of Directors concluded that the growing disparity in resources between larger bank holding companies and Boulevard would make it increasingly difficult for Boulevard to be able to provide its customers with state-of-the-art services and products, consider strategic and non-strategic acquisitions and, to a lesser extent, attract and retain talented officers and employees. Consequently, at its meeting on June 18, 1993, and as part of its general strategic planning activities, the Boulevard Board of Directors decided to explore strategic alternatives for increasing shareholder value. The Board also discussed that Boulevard had, from time to time, received indications of possible interest from financial institutions, none of which led to substantive discussions.

  As a result of these considerations, the Board decided to retain an independent financial advisor to advise the Board on various strategic alternatives, including the possible sale of Boulevard and to discuss and explore possible merger candidates for Boulevard.

  Therefore, the Boulevard Board authorized the retention of Goldman, Sachs & Co. as its financial advisor to explore various strategic alternatives, including the possible sale of Boulevard. Goldman, Sachs & Co. was instructed to survey the market and to seek proposals from potential buyers and to determine whether any offered price was in the best interest of Boulevard shareholders.

  After conferring with Goldman, Sachs & Co., Boulevard directed Goldman, Sachs & Co. to prepare a confidential offering memorandum which would be furnished to potential acquirors of Boulevard. Boulevard and Goldman, Sachs & Co. also agreed to: (i) deliver the offering memorandum to various interested parties,
(ii) request an initial indication of interest including preliminary pricing information by a designated date, (iii) allow the interested party or parties to conduct due diligence and (iv) request final offers on a designated date.

  On July 23, 1993 the Boulevard Board of Directors met with Goldman, Sachs & Co. to review the merger market for banks throughout the United States as well as in Illinois and to discuss possible buyers.

  During late June and early July, 1993 an offering memorandum was prepared and distributed to over thirty institutions. On August 2, 1993, initial indications of interest were received from eight institutions. On August 5, 1993 the Executive Committee of the Boulevard Board of Directors met with Goldman, Sachs & Co. to review the initial indications of interest which had been received. After analyzing the initial indications of interest and discussing the various companies with Goldman, Sachs & Co., the Executive Committee elected to invite each of the companies expressing an initial indication of interest to send representatives to Boulevard and do due diligence with respect to a possible acquisition. Thereafter, between August 9 and September 13, 1993 those parties indicating an interest conducted due diligence in Chicago. Numerous discussions were also had during this period between interested parties and Boulevard, its management, Goldman, Sachs & Co. and Boulevard's counsel and accountants.

  The Boulevard Board of Directors met on August 20, 1993 to review the institutions conducting due diligence and consider various scenarios related to final bids from interested institutions.

  Final bids were received on September 22, 1993 from three institutions. After reviewing bids with Goldman, Sachs & Co. the Board of Boulevard determined that the bid of FBS was higher than the other bids. Thereafter, Boulevard directed Goldman, Sachs & Co. and Boulevard's counsel to proceed with the negotiation of the Merger Agreement with FBS. Over the next week, Boulevard's financial and legal advisors contacted FBS and its advisors to negotiate the terms of a definitive merger agreement and warrant agreement.

  On September 28, 1993 senior management of Boulevard traveled to Minneapolis, Minnesota to perform due diligence on FBS. Boulevard representatives examined and discussed financial and operating data about FBS, interviewed management personnel and evaluated asset and credit quality. During the period, representatives of Goldman, Sachs & Co. also traveled to Minneapolis, Minnesota to perform due diligence on FBS.

  On September 29, 1993, the Boulevard Board of Directors met with senior management of Goldman, Sachs & Co. and Boulevard's legal counsel to consider the FBS merger proposal. The FBS merger proposal was for a stock for stock tax free transaction, with a fixed exchange ratio of .8132 shares of FBS common stock for each share of Boulevard common stock. At the meeting, members of Boulevard's senior management, together with Goldman, Sachs & Co. and Boulevard's legal counsel, Wildman, Harrold, Allen & Dixon, reviewed with the Boulevard Board of Directors, among other things, the background of the proposed transaction, including the strategic rationale for the transaction, due diligence findings, financial and valuation analyses of the transaction and terms of the proposed agreements.

  After discussion of the FBS bid, the Board again discussed other alternatives available to Boulevard, including remaining independent and, after presentation and recommendations by management and receipt of an oral opinion from Goldman, Sachs & Co., that, as of September 29, 1993, the exchange ratio was fair to the holders of Boulevard Common Stock, the Boulevard Board of Directors approved the Merger and authorized execution of the Merger Agreement, including the Warrant Agreement. Goldman, Sachs & Co. has since delivered its written opinion to the Board of Directors that, as of September 29, 1993, the exchange ratio was fair to the holders of Boulevard Common Stock.

REASONS OF BOULEVARD FOR THE MERGER; RECOMMENDATION OF BOULEVARD BOARD OF DIRECTORS

  The Board of Directors of Boulevard believes that the Merger is in the best interest of Boulevard and Boulevard shareholders and has unanimously approved the Merger Agreement. The Board of Directors of Boulevard approved the Merger Agreement after careful study and evaluation. The Board of Directors of Boulevard consulted with its legal and financial advisors as well as with management of Boulevard and FBS and carefully considered a variety of factors in evaluating the Merger, although it did not assign any relative or specific weights to the factors considered. Among the factors it considered were the following:

    (i) Boulevard's business, results of operations, prospects and financial condition, including its capital position, regulatory requirements and future growth prospects were it to remain independent.

    (ii) Economic conditions and prospects for the markets in which Boulevard operates, particularly the greater Chicago metropolitan area and the surrounding counties, in light of, among other things, intensifying competitive pressures in the financial services industry in general, and, in particular, in Boulevard's markets.

    (iii) The concentration in the Chicago metropolitan banking industry and the growing disparity in resources between larger bank holding companies and Boulevard and the effect of such disparity on Boulevard's ability to provide state-of-the-art services and products and otherwise compete in the marketplace.

    (iv) The historical market value, book value, earnings per share and dividends of Boulevard as compared to the historical market value, book value, earnings per share and dividends of FBS.

    (v) The consideration offered by FBS in the Merger Agreement, including the premium represented by the consideration offered to Boulevard shareholders in relation to the historical per share market value of Boulevard's Common Stock.

    (vi) The strategic and competitive advantages expected to result from the combination of Boulevard and FBS.

    (vii) The anticipated tax free nature of the Merger to Boulevard's shareholders receiving FBS Common Stock in exchange for shares of Boulevard Common Stock.

    (viii) The management, business, results of operations and financial condition of FBS.

    (ix) The future prospects of FBS including the prospect for a higher current trading value for FBS shares and the anticipated strength and synergies (including cost savings and efficiencies) anticipated from the combination of Boulevard and FBS.

    (x) The financial terms of other recent business combinations in the banking industry.

    (xi) The increased consolidation among banking institutions and the increased competition from larger banking institutions in the markets in which Boulevard competes.

    (xii) The price obtainable for Boulevard's shares at this time compared with the risks involved and possible price available for the shares at a later date in light of Boulevard's prospects.

    (xiii) The financial advice rendered by Goldman, Sachs & Co. to the Boulevard Board of Directors and the opinion rendered by Goldman, Sachs & Co. that the exchange ratio was fair to Boulevard's common shareholders.

  In addition, the Board of Directors considered the impact of the Merger on its depositors, employees, customers and the communities in which it operates. The Board of Directors also determined that the Merger is preferable to the other alternatives available to Boulevard, such as remaining independent and growing internally or through future acquisitions, or remaining independent for a short period of time with a view toward being acquired in the future, or engaging in a merger of equals with another party.

  In connection with its evaluation of the transaction, the Board of Directors reviewed various material including (i) historical information regarding Boulevard and FBS; (ii) Goldman, Sachs & Co.'s fairness opinion and its financial analysis of Boulevard and FBS; (iii) various analysts' reports and public documents describing FBS' business and prospects; and (iv) drafts of the Merger Agreement and related documents.

  The Boulevard Board of Directors believes that FBS is currently well managed. The Board of Directors believes that Boulevard's business will benefit substantially from the resources and experience of FBS and that the Merger will produce an entity better able to meet competitive challenges inherent in the changing banking industry. The Board of Directors further believes that its shareholders will benefit from the proposed Merger through the opportunity to obtain, in a tax free exchange, ownership of shares of a larger enterprise with greater financial resources.

  For the reasons set forth above, the Board of Directors of Boulevard unanimously recommends that Boulevard shareholders vote FOR the approval and adoption of the Merger Agreement.

REASONS OF FBS FOR THE MERGER

  FBS' acquisition of Boulevard will provide FBS with entry into the Chicago metropolitan market, which FBS believes has favorable growth and demographic characteristics, and is expected to result in significant cost savings in Boulevard's operations. See "--Management and Operations of Boulevard Following the Merger." FBS believes that Boulevard's focus on lending to small and middle market businesses complements FBS' business lending strategies and that Boulevard's recent emphasis on marketing consumer financial products and services creates opportunities for FBS' consumer-oriented products and services.

OPINION OF BOULEVARD FINANCIAL ADVISER

  The Board of Directors of Boulevard retained Goldman, Sachs & Co. to advise it as to the fairness to the holders of Boulevard Common Stock of the exchange ratio of .8132 shares of FBS Common Stock to be received for each share of Boulevard Common Stock (the "Exchange Ratio") pursuant to the Merger Agreement.

  Goldman, Sachs & Co., as part of their investment banking business, are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. The Board of Directors of Boulevard selected Goldman, Sachs & Co. on the basis of their ability to evaluate the fairness of the Exchange Ratio to be received pursuant to the Merger Agreement, their qualifications, their previous experience and their reputation in the banking and investment banking communities.

  Goldman, Sachs & Co. have delivered their written opinions to the Board of Directors of Boulevard to the effect that, as of September 29, 1993 (the "September Opinion") and the date of this Proxy Statement/Prospectus, the Exchange Ratio pursuant to the Merger Agreement is fair to the holders of Boulevard Common Stock.

  The full text of the opinion of Goldman, Sachs & Co., dated the date of this Proxy Statement/Prospectus, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Appendix B to this Proxy Statement/Prospectus. Boulevard shareholders are urged to read such opinion in its entirety. The summary of the opinion of Goldman, Sachs & Co. set forth in this Proxy Statement/Prospectus is qualified in its entirety by reference to the full text of such opinion. Goldman, Sachs & Co.'s opinion is addressed only to the Board of Directors of Boulevard, is directed only to the Exchange Ratio and does not constitute a recommendation to any Boulevard shareholder as to how such shareholder should vote at the Special Meeting. The September Opinion was substantially identical to the opinion attached hereto.

  In connection with the September Opinion, Goldman, Sachs & Co., among other things, (a) reviewed the Merger Agreement, the Warrant Agreement dated September 29, 1993, between FBS and Boulevard (the "Warrant Agreement"), certain publicly available information concerning Boulevard and FBS, certain other communications from Boulevard and FBS to their respective stockholders, and certain internal financial analyses and forecasts for Boulevard and FBS prepared by their respective managements; (b) held discussions with members of the senior management of Boulevard and FBS regarding the past and current business operations, financial condition and future prospects of their respective companies; (c) reviewed with members of senior management of Boulevard the results of Boulevard's due diligence examination of FBS, and held discussions with the independent auditors of each of Boulevard and FBS regarding the financial and accounting affairs of Boulevard and FBS; and (d) reviewed the reported price and trading activity of shares of Boulevard Common Stock and shares of FBS Common Stock, compared certain financial and stock market information for Boulevard and FBS with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the banking industry specifically and in other industries generally and performed such other studies and analyses as they considered appropriate.

  Goldman, Sachs & Co. relied without independent verification upon the accuracy and completeness of all of the financial and other information reviewed by them for purposes of their opinion. In that regard, Goldman, Sachs & Co. assumed, with Boulevard's consent, that the financial and operating forecasts, including, without limitation, projected cost savings and operating synergies resulting from the Merger and projections regarding under performing and non-performing assets and net charge-offs have been reasonably prepared on a basis reflecting the best currently available judgments and estimates of Boulevard and FBS and will be realized in the amounts and at the times contemplated thereby. In addition, Goldman, Sachs & Co. assumed, with Boulevard's consent, that allowances for losses with respect to loan portfolios for each of Boulevard and FBS are in the aggregate adequate to cover all such losses. Goldman, Sachs & Co. did not review individual credit files nor did they make an independent evaluation or appraisal of the assets and liabilities of Boulevard or FBS or any of their respective subsidiaries, and Goldman, Sachs & Co. have not been furnished with any such evaluation or appraisal.

  Set forth below is a summary of selected analyses performed by Goldman, Sachs & Co. in reaching their opinions.

SUMMARY OF PROPOSALS

  Goldman, Sachs & Co. summarized the sale process, including the parties contacted and the preliminary level of interest expressed by each such party, including the exchange ratios, the value of the aggregate consideration offered based on the share price for the bidder's shares, the premiums of the offer value over market value, and the resulting multiples of 1994 estimated earnings per share ("EPS") and tangible book value of Boulevard.

  Goldman, Sachs & Co. also compared the significant terms of the FBS proposal to that of other bidders submitting final proposals, including the value of the consideration offered. This analysis showed, among other things, that the value of the FBS proposal, based upon the average closing share price of FBS Common Stock for the five days immediately prior to the execution of the Merger Agreement, was $25.25 per share of Boulevard Common Stock, which was higher than the value per share offered by the other final bidders.

COMPARISON OF FBS WITH OTHER BIDDERS

  Goldman, Sachs & Co. compared selected historical stock market, earnings and dividend data and financial ratios for FBS to the corresponding data and ratios for other bidders that submitted final proposals to merge with Boulevard (FBS and such other bidders are referred to collectively herein as the "Bidder Group"). Such data and ratios included: tangible common equity to tangible assets; non-performing assets to loans plus other real estate owned; loan loss reserves to non-performing loans; 1993 estimated and 1994 estimated price to earnings multiples based on Institutional Brokerage Estimate System ("IBES") median estimates as of September 9, 1993; price to book value; dividend payout ratios; dividend yields; latest twelve months ("LTM") return on average assets; LTM return on average equity; efficiency ratio (non-interest expense divided by net interest income plus non-interest income); and certain asset quality ratios. Such data and ratios were based on data at or for the twelve months ended June 30, 1993 and were pro forma for material pending acquisitions. This analysis showed that the Bidder Group had a mean tangible common equity to tangible asset ratio of 6.0% and a median of 6.1% as compared to a 6.3% ratio for FBS; a mean non-performing assets to loans plus other real estate owned ratio of 2.04% and a median of 1.91% as compared with a 1.96% ratio for FBS; a mean loan loss reserves to non-performing loans ratio of 155.5% and a median of 158.3% as compared to 172.7% for FBS; a mean 1993 estimated price to earnings multiple of 10.3 and a median of 10.7 as compared with 11.8 for FBS; a mean 1994 estimated price to earnings multiple of 9.5 and a median of 9.5 as compared with 10.0 for FBS; a mean price to book value multiple of 1.7 and a median of 1.7 as compared with 1.8 for FBS; a mean dividend payout of 31.1% and a median of 33.4% as compared to 37.7% for FBS; a mean dividend yield of 3.1% and a median of 2.9% as compared with 3.2% for FBS; a mean LTM return on average assets of 1.12% and a median of 1.16% as compared with 1.29% for FBS; a mean LTM return on average equity of 16.61% and a median of 16.72% as compared with 15.10% for FBS; and a mean efficiency ratio (non-interest expense divided by net interest income plus non-interest income) of 63.7% and a median of 63.7% as compared with 61.9% for FBS.

  In addition, Goldman, Sachs & Co. analyzed certain pro forma effects resulting from the proposals submitted by the Bidder Group from the perspective of such bidders and Boulevard, including pick-up/dilution in 1993 estimated EPS and projected pick-up/dilution in 1994 estimated EPS based on IBES median estimates as of September 9, 1993, the percentage change in the ratio of tangible common equity to tangible assets, and the break even expense savings in Boulevard's non-interest expense necessary for the acquisition to be anti-dilutive to such bidder in 1994. Goldman, Sachs & Co. also calculated the net present value at September 23, 1993 of $24 and $27 worth of the stock of each member of the Bidder Group based on the present value of five years of dividends earned on such stock and the then value of such stock at the end of five years (i.e., at September 23, 1998). In performing this calculation, Goldman, Sachs & Co. assumed three different earnings growth rates (10%, 12% and 15%), terminal price to earnings multiples ranging from 8x to 13x, a dividend pay-out of 35%, that dividends would be reinvested at a 4% after-tax rate and a 12% discount rate for equity.

STOCK PRICE HISTORY

  Goldman, Sachs & Co. examined the history of the stock trading price and volume for the Boulevard Common Stock and the relationship between movements of such stock prices to prices in the S&P 56 Financial and the Comparable Group (as defined below).

COMPARISON WITH SELECTED COMPANIES

  Goldman, Sachs & Co. compared selected financial ratios for Boulevard to the corresponding ratios for certain other peer financial institutions of Boulevard (the "Comparable Group"). Such ratios included: tangible common equity to tangible assets; non-performing assets to loans plus other real estate owned; loan loss reserves to non-performing loans; price to earnings based on estimates of future earnings; and price to book value. This analysis showed that the Comparable Group had a mean tangible common equity to tangible asset ratio of 7.85% and a median of 6.93% as compared to a 5.67% ratio for Boulevard; a mean non-performing assets to loans plus other real estate owned ratio of 1.8% and a median of 1.9% as compared to a 4.6% ratio for Boulevard; a mean loan loss reserves to non-performing loans ratio of 136.9% and a median of 132.1% as compared to 117.6% for Boulevard; a mean 1993 estimated price-to-earnings multiple (based on IBES median estimates as of September 16, 1993) of 14.8 and a median of 14.6 as compared to 24.5 for Boulevard; a mean 1994 estimated price-to-earnings multiple (based on IBES median estimates as of September 16, 1993) of 13.4 and a median of 13.1 as compared to 16.4 for Boulevard; and a mean price to book value multiple of 1.6 and a median of 1.6 as compared to 1.8 for Boulevard.

ANALYSIS OF SELECTED MERGER TRANSACTIONS

  Goldman, Sachs & Co. reviewed selected bank mergers involving acquisitions over $100 million announced in 1992 and 1993 for the U.S. as a whole and for the Midwest region in particular since 1991.

  Goldman, Sachs & Co. calculated the percentage premiums of the offer value over market value of the acquired company, the price/LTM EPS multiple and the price/tangible book value multiple in each such merger. The calculations for the transactions involving mergers over $100 million in 1993 in the U.S. as a whole yielded a range of percentage premiums of offer values over market values of 8% to 57% with a median of 32%; a price/LTM EPS multiple range of 7.2x to 39.9x with a median multiple of 16.3x; and a price/tangible book multiple range of 1.2x to 2.7x with a median multiple of 2.3x. The calculations for the transactions involving mergers over $100 million in 1992 in the U.S. as a whole yielded a range of percentage premiums of offer values over market values of
(54)% to 87% with a median of 40%; a price/LTM EPS multiple range of 9.0x to 33.1x with a median multiple of 17.7x; and a price/tangible book multiple range of 0.9x to 3.2x with a median multiple of 2.0x. For the Midwest region, the calculations yielded a range of percentage premiums of offer values over market values of 3% to 108% with a median of 37%; a price/LTM EPS multiple range of 9.3x to 18.2x with a median multiple of 16.2x; and a price/tangible book multiple range of 1.3x to 3.0x with a median multiple of 2.05x. The percentage premium of the offer value over market value represented by the Exchange Ratio was 14.5% based on the market price of Boulevard Common Stock on September 29, 1993, 22.4% based on the market price of Boulevard Common Stock one day before the announcement that Boulevard had retained Goldman, Sachs & Co. as their financial advisor in connection with the possible sale of Boulevard, and 50% based on the average stock price one month before July 29, 1993 (on July 29, 1993, Boulevard declared a dividend increase and, after this date, Boulevard's trading volume increased substantially). The transaction has a price/tangible book value multiple of 2.14x and a price/LTM EPS multiple of 30.3x.

  No company or transaction used in the above analyses as a comparison is identical to Boulevard, FBS or the contemplated transaction. Accordingly, an analysis of the results of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies to which they are being compared.

NET PRESENT VALUE ANALYSIS

  Goldman, Sachs & Co. calculated the present value of a share of Boulevard Common Stock at September 29, 1993 by adding the present value of five years of dividends per share and the then value of a share of Boulevard Common Stock at the end of five years (i.e., at September 29, 1998). In performing this calculation, Goldman, Sachs & Co. applied three different income growth rates to management's 1994 projected income (5%, 10% and 15%), three different discount rates for equity (10%, 12.5% and 15%), terminal price to earnings multiples ranging from 10x to 16x and a dividend pay-out ratio over the five years of 35%. On the basis of such varying assumptions, Goldman, Sachs & Co. calculated a present value per share of Boulevard Common Stock on a stand-alone basis ranging from $10.45 per share to $27.23 per share.

PRO FORMA MERGER ANALYSIS

  Goldman, Sachs & Co. analyzed certain pro forma effects resulting from the Merger from the perspective of FBS, including pick-up/dilution in 1993 estimated EPS and projected pick-up/dilution in 1994 estimated EPS, the percentage change in the ratio of tangible common equity to tangible assets, and the break even expense savings in Boulevard's non-interest expense necessary for the Merger to be anti-dilutive to FBS in 1994. In conducting this analysis Goldman, Sachs & Co. assumed, based on data provided to it by FBS, cost savings to FBS of 40%. Goldman, Sachs & Co. further assumed positive goodwill amortized over 20 years and negative goodwill amortized over 10 years, opportunity cost of cash of 6% and a tax rate of 34%. This analysis, based on the assumptions described above and assuming per share purchase prices for Boulevard Common Stock ranging from $22 to $30, showed (assuming cost savings resulting from the Merger being phased in at 10% in 1993 and 100% in 1994) potential pick-up in 1993 estimated EPS ranging from 0.9% to 2.4% and potential pick-up in 1994 estimated EPS ranging from 5.3% to 3.2%.

  In connection with their written opinion dated as of the date of this Proxy Statement/Prospectus, Goldman, Sachs & Co. also reviewed this Proxy Statement/Prospectus, performed procedures to update certain of their analyses and reviewed the assumptions on which such analyses were based and the factors considered in connection therewith.

  Although the summary set forth above does not purport to be a complete description of the analyses performed by Goldman, Sachs & Co., the material analyses performed by Goldman, Sachs & Co. in rendering their opinions have been summarized above. However, the preparation of a fairness opinion is not necessarily susceptible to partial analysis or summary description. Goldman, Sachs & Co. believe that their analyses and the summary set forth above must be considered as a whole and that selecting portions of their analyses, without considering all analyses, or selecting part or all of the above summary, without considering all factors and analyses, would create an incomplete view of the processes underlying the analyses set forth in the Goldman, Sachs & Co. opinions. In addition, Goldman, Sachs & Co. may have given various analyses more or less weight than other analyses, but no analysis was given materially more weight than any other analysis. Also, Goldman, Sachs & Co. may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be Goldman, Sachs & Co.'s view of the actual value of Boulevard or the combined company. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis.

  In performing their analyses, Goldman, Sachs & Co. made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Boulevard and FBS. The analyses performed by Goldman, Sachs & Co. are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of Goldman, Sachs & Co.'s analysis of the fairness of the Exchange Ratio to Boulevard's stockholders. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at the present time or at any time in the future. In addition, as described above, Goldman, Sachs & Co.'s opinion to the Boulevard Board of Directors was one of many factors taken into consideration by that Board in making its determination to approve the Merger Agreement.

  Pursuant to a letter agreement dated June 23, 1993 (the "Engagement Letter"), Boulevard has paid Goldman, Sachs & Co. for its services a fee of $100,000, which will be applied against any transaction fee which may become payable pursuant to the Engagement Letter. The Engagement Letter also provides that if a sale of Boulevard is accomplished in one or a series of transactions, Boulevard will pay Goldman, Sachs & Co. a transaction fee in cash equal to 1.1% of the aggregate consideration paid in such transactions. If any portion of the aggregate consideration is paid in the form of securities, the value of such securities, for purposes of calculating the fees payable to Goldman, Sachs & Co., will be determined by the average of the last sales prices for such securities on the five trading days ending five days prior to the consummation of the transaction. Fees under the Engagement Letter are payable to Goldman, Sachs & Co. upon consummation of each transaction. Boulevard has also agreed to pay Goldman, Sachs & Co. for their reasonable out-of-pocket expenses and to indemnify Goldman, Sachs & Co. against certain liabilities.

  Goldman, Sachs & Co. have also performed various investment banking services for FBS from time to time, including having acted as co-managing underwriter of a public offering of the Series 1989A and Series 1989B cumulative preferred stock of FBS in 1989. In connection with such services, Goldman, Sachs & Co. received customary compensation.

TERMS OF THE MERGER; CONSIDERATION TO BE RECEIVED BY BOULEVARD SHAREHOLDERS

  At the time the Merger becomes effective, Newco, a newly-formed, wholly-owned subsidiary of FBS, will merge with and into Boulevard, with Boulevard as the surviving corporation. As a result of the Merger, Boulevard will become a wholly-owned subsidiary of FBS. The certificate of incorporation and bylaws of Newco as in effect immediately prior to the Merger will be the certificate of incorporation and bylaws of the surviving corporation until further amended as provided therein and in accordance with law; provided, that upon the effectiveness of the Merger, the name of the surviving corporation will be changed to "Boulevard Bancorp, Inc." When the Merger becomes effective, each issued and outstanding share of Boulevard Common Stock will be converted into .8132 shares of FBS Common Stock. See "Description of FBS Capital Stock." At such time, (i) each outstanding option to purchase shares of Boulevard Common Stock issued pursuant to Boulevard's 1988 Equity Participation Plan, whether vested or unvested, will, with the consent of the holders thereof, be converted into options to purchase FBS Common Stock and will become fully vested (see "-- Effect on Boulevard Employee Benefit Plans and Stock Plans"); (ii) each outstanding restricted share of Boulevard Common Stock issued pursuant to Boulevard's 1988 Equity Participation Plan, whether vested or unvested, will be converted into fully vested shares of FBS Common Stock on the same basis as other shares of Boulevard Common Stock (see "--Effect on Boulevard Employee Benefit Plans and Stock Plans"); and (iii) each warrant to purchase Boulevard Common Stock originally issued in connection with Boulevard's acquisition of First National Bank of Des Plaines will, in accordance with its terms, be deemed modified so as to provide that the holders thereof shall receive upon exercise shares of FBS Common Stock. The Merger Agreement requires Boulevard to redeem its outstanding Class D Series 1 Preferred Stock prior to the effective date of the Merger at par plus accrued and unpaid dividends. See "--Conduct of Boulevard Pending the Merger," "--Interests of Certain Persons in the Merger-- Redemption of Preferred Stock" and "Description of Boulevard Capital Stock-- Preferred Stock."

  Because the exchange ratio of FBS Common Stock for Boulevard Common Stock is fixed, it will not compensate Boulevard shareholders for decreases in the market price of FBS Common Stock which could occur before the Merger becomes effective. As a result, in the event the market price of FBS Common Stock decreases, the value of the FBS Common Stock to be received in the Merger in exchange for Boulevard Common Stock would decrease, and, in the event the market price of FBS Common Stock instead increases, the value of the FBS Common Stock to be received in the Merger in exchange for Boulevard Common Stock would increase. The market prices of FBS Common Stock and Boulevard Common Stock as of a recent date are set forth herein under "Summary--Markets and Market Prices," and Boulevard shareholders are advised to obtain recent market quotations for FBS Common Stock and Boulevard Common Stock. No assurance can be given as to the market prices of FBS Common Stock or Boulevard Common Stock on the date the Merger becomes effective or as to the market price of FBS Common Stock thereafter.

  Notwithstanding the foregoing, the Merger Agreement may be abandoned and terminated by Boulevard prior to the effective date of the Merger, whether before or after any shareholder action, in the event of a "Significant Decline" (as defined below) in the average closing price of FBS Common Stock (the "FBS Common Average Closing Price") as reported on the NYSE for the 20 consecutive trading days commencing on the first business day following the date the Federal Reserve Board issues an order approving consummation of the Merger (the "20-Day Calculation Period"). A "Significant Decline" shall be deemed to have occurred if (i) the FBS Common Average Closing Price is less than 85% of the closing price for FBS Common Stock on the date of execution of the Merger Agreement (i.e., September 29, 1993) as reported on the NYSE, and (ii) the number obtained by dividing the FBS Common Average Closing Price by the closing price of FBS Common Stock as reported on the NYSE on the date of execution of the Merger Agreement is less than the number obtained by dividing the "Final Index Price" (as defined below) by the "Initial Index Price" (as defined below) and subtracting .15 from such quotient. The closing price for FBS Common Stock as reported on the NYSE on September 29, 1993 was $33.375 per share, and 85% of such amount is $28.37 per share. For purposes of the foregoing provisions:

    (i) The term "Index Group" means all of those 24 companies listed on Appendix C to this Proxy Statement/Prospectus, the common stock of which is publicly traded and as to which there is no pending publicly announced proposal at any time during the 20-Day Calculation Period for such company to be acquired or to acquire another company in exchange for its stock. In the event that any such company or companies are so removed from the Index Group, the weights attributed to the remaining companies shall be adjusted proportionately.

    (ii) The term "Initial Index Price" means the weighted average (weighted in accordance with the factors listed on Appendix C to this Proxy Statement/Prospectus) of the closing prices on the trading day immediately preceding the public announcement of the Merger Agreement of the companies comprising the Index Group.

    (iii) The "Final Price" of any company belonging to the Index Group shall mean the average of the daily closing sale prices of a share of common stock of such company, as reported in the consolidated transaction reporting system for the market or exchange on which such common stock is principally traded, during the 20-Day Calculation Period.

    (iv) The term "Final Index Price" means the weighted average (weighted in accordance with the factors listed on Appendix C to this Proxy
  Statement/Prospectus) of the Final Prices for all of the companies comprising the Index Group.

    (v) If FBS or any company belonging to the Index Group declares a stock dividend or effects a reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of the Merger Agreement and the end of the 20-Day Calculation Period, the closing prices for the common stock of such company shall be appropriately adjusted for the purposes of the definitions above so as to be comparable to the price on the date of the Merger Agreement.

  The Merger Agreement provides that if, prior to the effective date of the Merger, (i) FBS shall declare a stock dividend or stock distribution upon or subdivide, split up, reclassify, recapitalize or combine FBS Common Stock or declare a dividend, or make a distribution on FBS Common Stock in any security convertible into FBS Common Stock, or (ii) FBS shall take any other action having a similar effect, then appropriate adjustment or adjustments will be made in the exchange rate of FBS Common Stock for Boulevard Common Stock.

  No certificate for fractional shares of FBS Common Stock will be issued by FBS in connection with the conversion contemplated by the Merger, but in lieu thereof, any holder of Boulevard Common Stock shall, upon surrender of the certificate or certificates representing such Boulevard Common Stock, be paid cash without interest by FBS for such fractional share on the basis of the closing price of the FBS Common Stock on the NYSE on the third day immediately preceding the effective date of the Merger during which shares of FBS Common Stock are traded on the NYSE as reported in The Wall Street Journal.

  Shares of FBS capital stock and Newco capital stock issued and outstanding at the time the Merger becomes effective will remain issued and outstanding thereafter and will not be affected by the Merger.

EFFECTIVE TIME OF THE MERGER

  The Merger will become effective upon the filing of articles of merger relating thereto with the Secretary of State of Delaware. The effective date of the Merger will be agreed to by FBS and Boulevard, provided that in no event will the date designated by FBS as the effective date be later than 31 days following the date on which approvals of the Federal Reserve Board and any other regulatory authorities have been received and any required waiting periods with respect thereto have expired. The Merger cannot become effective until Boulevard shareholders have approved and adopted the Merger Agreement, all required regulatory approvals and actions have been obtained and taken, and a 30-day waiting period following Federal Reserve Board approval has expired. See "--Regulatory Approvals Required." Thus, there can be no assurance as to whether or when the Merger will become effective.

EXCHANGE OF BOULEVARD COMMON STOCK CERTIFICATES

  As soon as practicable after the Merger becomes effective, FBS or an Exchange Agent designated by FBS will send a notice and transmittal form to each holder of Boulevard Common Stock of record at the time the Merger becomes effective advising such holder of the effectiveness of the Merger and of the procedure for surrendering to FBS or such Exchange Agent their certificates formerly evidencing Boulevard Common Stock in exchange for new certificates evidencing FBS Common Stock. Upon surrender to FBS or such Exchange Agent of one or more certificates formerly evidencing Boulevard Common Stock, together with a properly completed and signed letter of transmittal, there will be issued and mailed to the holder thereof a new certificate or certificates representing the number of whole shares of FBS Common Stock to which such holder is entitled under the Merger Agreement and, where applicable, a check for the amount of cash payable in lieu of a fractional share of FBS Common Stock. BOULEVARD SHAREHOLDERS SHOULD NOT SEND IN THEIR STOCK CERTIFICATES UNTIL THEY RECEIVE THE LETTER OF TRANSMITTAL FORM AND INSTRUCTIONS FROM FBS OR SUCH EXCHANGE AGENT.

  After the Merger becomes effective, each certificate formerly representing Boulevard Common Stock will be deemed for all purposes to evidence the ownership of the number of shares of FBS Common Stock into which such shares have been converted pursuant to the Merger Agreement, except that, until surrender of such certificates, the holder thereof will not be entitled to receive any dividend or other payment or distribution payable to holders of FBS Common Stock Common. Upon such surrender (or, in lieu of surrender, other provisions reasonably satisfactory to FBS as are made as set forth in the next following paragraph), there will be paid to the person entitled thereto the aggregate amount of dividends or other payments or distributions (in each case without interest) which became payable after the effective date of the Merger, to the extent not previously paid to such person, on the whole shares of FBS Common Stock represented by the certificates issued upon such surrender and exchange or in accordance with such other provisions, as the case may be. For a period of 60 days following the effective date of the Merger, former shareholders of Boulevard will be entitled to vote at any meeting of FBS shareholders the number of whole shares of FBS Common Stock into which their respective shares of Boulevard Common Stock are converted, regardless of whether such holders have exchanged their certificates representing such Boulevard Common Stock for certificates representing FBS Common Stock. After the effective date of the Merger, the holders of certificates formerly representing shares of Boulevard Common Stock will cease to have rights with respect to such shares and, except as aforesaid, their sole rights will be to exchange such certificates for shares of FBS Common Stock in accordance with the Merger Agreement.

  If any Boulevard shareholder is unable to produce his or her Boulevard stock certificate for surrender as described above, such shareholder may instead deliver to FBS (i) evidence to the reasonable satisfaction of FBS that such certificate has been lost, wrongfully taken or destroyed, (ii) such security or indemnity as reasonably may be requested by FBS to save it harmless, and (iii) evidence to the reasonable satisfaction of FBS that such person is the owner of the shares theretofore represented by such certificate and is entitled to receive shares of FBS Common Stock pursuant to the Merger Agreement. Upon the delivery of such items, FBS, in the absence of actual notice to it that any shares theretofore represented by such certificate have been acquired by a bona fide purchaser, will deliver to such person the certificate or certificates representing shares of FBS Common Stock (and any fractional share payment) which such person would have been entitled to receive upon surrender of such lost, wrongfully taken or destroyed certificate representing shares of Boulevard Common Stock.

CONDITIONS TO CONSUMMATION OF THE MERGER

  The Merger will occur only if the Merger Agreement is approved and adopted by the requisite vote of Boulevard shareholders. In addition, consummation of the Merger is subject to the satisfaction of certain other conditions, unless waived (to the extent such waiver is permitted by law). A failure of any of such conditions to be satisfied, if not waived, would prevent consummation of the Merger.

  The obligations of both FBS and Boulevard to effect the Merger are subject to the satisfaction of the following conditions at or prior to the effective date of the Merger, among others: (i) the parties to the Merger Agreement shall have received all necessary approvals of governmental agencies and authorities of the transactions contemplated by the Merger Agreement, each of such approvals shall remain in full force and effect at the effective date of the Merger, and at such effective date, (a) no such party shall be subject to any order, decree or injunction of a court or governmental agency of competent jurisdiction which enjoins or prohibits the consummation of the Merger and (b) no statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any governmental authority which prohibits or makes illegal consummation of the Merger; (ii) the registration statement of which this Proxy Statement/Prospectus is a part shall have become effective by an order of the Commission, the shares of FBS Common Stock to be exchanged in the Merger shall have been qualified or exempted under all applicable state securities laws, there shall have been no stop order issued or threatened by the Commission that suspends or would suspend the effectiveness of such registration statement, and no proceeding by the Commission shall have been commenced, pending or overtly threatened for such purpose; (iii) the shares of FBS Common Stock to be issued to the holders of Boulevard Common Stock shall be listed for trading on the NYSE; and (iv) Wildman, Harrold, Allen & Dixon, counsel to Boulevard, shall have issued its written opinion, dated as of the effective date of the Merger, satisfactory to Boulevard, substantially to the effect that for federal income tax purposes, (a) the statutory merger of Newco with and into Boulevard will constitute a reorganization within the meaning of
Section 368(a)(1)(A) and Section 368(a)(2)(E) of the Code, (b) no gain or loss will be recognized by Boulevard as a consequence of the transactions contemplated in the Merger Agreement, (c) no gain or loss will be recognized to the shareholders of Boulevard on the exchange of their shares of Boulevard Common Stock for shares of FBS Common Stock (disregarding for this purpose any cash received for fractional share interests to which they may be entitled),
(d) the federal income tax basis of the FBS Common Stock (including fractional share interests to which they may be entitled) received by the shareholders of Boulevard Common Stock for their shares of Boulevard Common Stock will be the same as the federal income tax basis of the Boulevard Common Stock surrendered in exchange therefor, and (e) the holding period of the FBS Common Stock received by a shareholder of Boulevard will include the period for which the Boulevard Common Stock exchanged therefor was held, provided the exchanged Boulevard Common Stock was held as a capital asset by such shareholder on the date of the exchange; and there shall exist as of, at or immediately prior to, such effective date, no facts or circumstances which would render such opinion inapplicable in any respect to the transactions to be consummated under the Merger Agreement.

  The obligations of Boulevard to effect the Merger are subject to the satisfaction of the following conditions at or prior to the effective date of the Merger, among others: (i) there shall not have been any change in the consolidated financial condition, aggregate net assets, shareholders' equity, business, or operating results of FBS and its subsidiaries, taken as a whole, from June 30, 1993 to such effective date that has had or would reasonably be expected to have a material adverse effect on the business, financial condition or operations of FBS and its subsidiaries, taken as a whole, or on its ability to consummate the transactions contemplated by the Merger Agreement; (ii) all representations by FBS and Newco contained in the Merger Agreement shall be true in all material respects at, or as of, such effective date as though such representations were made at and as of said date, except for changes contemplated by the Merger Agreement and except for representations as of a specified time other than such effective date, which shall be true in all material respects at such specified time; (iii) Boulevard shall have received an opinion letter dated as of such effective date addressed to Boulevard from Michael J. O'Rourke, Esq., Executive Vice President and General Counsel of FBS, to the effect set forth in the Merger Agreement; (iv) FBS and Newco shall have performed, in all material respects, all agreements and conditions required by the Merger Agreement to be performed and satisfied by it at or prior to such effective date; (v) Boulevard shall have received opinions from Goldman, Sachs & Co. dated as of the date of the Merger Agreement and as of the date of this Proxy Statement/Prospectus to the effect that, in the opinion of such firm, the terms of the Merger Agreement are fair to the holders of Boulevard Common Stock, and the latter opinion shall be in effect as of the date the Merger Agreement is approved by Boulevard's shareholders; (vi) FBS shall have furnished Boulevard a certificate, signed by the Chairman or President or an Executive Vice President and by the Secretary or Assistant Secretary of FBS and dated as of such effective date certifying as to the form of and adoption of the resolution of the Board of Directors of FBS approving the Merger Agreement and the Merger, and to the effect that the conditions described in (i), (ii), and (iv) above have been fully satisfied as to it; and
(vii) as of such effective date, no suit, action or proceeding shall be pending or overtly threatened before any court or other governmental agency by the federal or state government in which it is sought to restrain or prohibit consummation of the Merger, and no other third party suit, action or proceeding shall be pending or overtly threatened and no liability or claim shall have been asserted against FBS, Newco or any of its subsidiaries which Boulevard shall in good faith determine, with advice of counsel, (a) has a reasonable likelihood of being successfully prosecuted and (b) if successfully prosecuted, would materially and adversely affect the benefits under the Merger Agreement intended for Boulevard and its shareholders.

  The obligations of FBS and Newco to effect the Merger are subject to the satisfaction of the following conditions at or prior to the effective date of the Merger, among others: (i) there shall not have been any change in the consolidated financial condition, aggregate net assets, shareholders' equity, business or operating results of Boulevard and its subsidiaries, taken as a whole, from June 30, 1993 to the effective date of the Merger that has had or would reasonably be expected to have a material adverse effect on the business, financial condition or operations of Boulevard and its subsidiaries, taken as a whole, or on its ability to consummate the transactions contemplated by the Merger Agreement; (ii) Boulevard shall not have paid cash dividends from June 30, 1993 to such effective date except as permitted under the Merger Agreement (see "--Conduct of Boulevard Business Pending the Merger" below); (iii) all representations by Boulevard contained in the Merger Agreement shall be true in all material respects at, or as of, such effective date as though such representations were made at and as of said date, except for changes contemplated by the Merger Agreement and except for representations as of a specified time other than such effective date, which shall be true in all material respects at such specified time; (iv) FBS shall have received an opinion letter dated as of such effective date addressed to FBS from Wildman, Harrold, Allen & Dixon, counsel to Boulevard, to the effect set forth in the Merger Agreement; (v) Boulevard shall have performed, in all material respects, all agreements and conditions required by the Merger Agreement to be performed and satisfied by it at or prior to such effective date; (vi) Boulevard shall have furnished FBS a certificate, signed by the Chairman or President or its Chief Financial Officer and by the Secretary or Assistant Secretary of Boulevard and dated as of such effective date as to the form of and adoption of the resolution of the Board of Directors of Boulevard approving the Merger Agreement and the Merger, and to the effect that the conditions described in
(i), (iii) and (v) above have been fully satisfied as to it; (vii) FBS shall have entered into an agreement with Miami Corporation in form and substance satisfactory to FBS requiring Miami Corporation and individuals, trusts, corporations and other entities affiliated or associated with Miami Corporation to maintain certain levels of deposits with the banking subsidiaries of Boulevard (see "--Conduct of Boulevard Business Pending the Merger" and "-- Interests of Certain Persons in the Merger--Miami Corporation Deposit Arrangement" below); (viii) there shall not be threatened, instituted or pending any action or proceeding before any court or governmental authority or agency, domestic or foreign, (a) challenging or seeking to make illegal, or to delay or otherwise directly or indirectly to restrain or prohibit, the consummation of the transactions contemplated by the Merger Agreement or seeking to obtain material damages in connection with the transactions contemplated thereby, (b) seeking to prohibit direct or indirect ownership or operation by FBS of all or a material portion of the business or assets of Boulevard or any of its subsidiaries or of FBS or any of its subsidiaries, or to compel FBS or any of its subsidiaries or Boulevard or any of its subsidiaries to dispose of or to hold separately all or a material portion of the business or assets of FBS or any of its subsidiaries or of Boulevard or any of its subsidiaries, as a result of the transactions contemplated by the Merger Agreement, or (c) seeking to require direct or indirect divestiture by FBS of any of its business or assets or of Boulevard's or its subsidiaries' business or assets, but only insofar as any action or proceeding threatened, instituted or pending by a party other than a governmental or quasi-governmental authority or agency shall have a reasonable likelihood of success on the merits with respect thereto; and (ix) there shall not be any action taken, or any statute, rule, regulation, judgment, order or injunction proposed, enacted, entered, enforced, promulgated, issued or deemed applicable to the transactions contemplated by the Merger Agreement by any federal, state or other court, government or governmental authority or agency, which would reasonably be expected to result, directly or indirectly, in any of the consequences referred to in (viii) above.

REGULATORY APPROVALS REQUIRED

  Under the Merger Agreement, the obligations of both FBS and Boulevard to consummate the Merger are conditioned upon the receipt of all required regulatory approvals (without certain restrictions or limitations) and the lapse of all required regulatory waiting periods. See "--Conditions to Consummation of the Merger." There can be no assurance that any applicable regulatory authority will approve or take other required action with respect to the Merger or as to the date of such regulatory approval or other action. FBS and Boulevard are not aware of any governmental approvals or actions that are required in order to consummate the Merger except as described below. Should such other approval or action be required, it is contemplated that FBS and Boulevard would seek such approval or action. There can be no assurance as to whether or when any such other approval or action, if required, could be obtained.

  Federal Reserve Board. The Merger is subject to the prior approval of the Federal Reserve Board under Section 3(a)(3) of the Bank Holding Company Act. Under the Bank Holding Company Act, the Federal Reserve Board is required, in approving a transaction such as the Merger, to take into consideration the financial and managerial resources and future prospects of the existing and proposed institutions and the convenience and needs of the communities to be served. The Bank Holding Company Act prohibits the Federal Reserve Board from approving the Merger if it would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States. The Bank Holding Company Act also prohibits the Federal Reserve Board from approving the Merger if its effect in any section of the country may be substantially to lessen competition or tend to create a monopoly, or if it would in any other manner result in a restraint of trade, unless the Federal Reserve Board finds that the anti-competitive effects of the Merger are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. In addition, under the Community Reinvestment Act of 1977, as amended, the Federal Reserve Board must take into account the record of performance of the existing institutions in meeting the needs of the entire community, including low- and moderate-income neighborhoods, served by such institutions. Additionally, the acquisition of Boulevard Common Stock by FBS pursuant to the Option issued to FBS by Boulevard at the time the parties entered into the Merger Agreement would be subject to approval by the Federal Reserve Board under Section 3(a)(3) of the Bank Holding Company Act. See "-- Option Granted to FBS." Under the Bank Holding Company Act, the Merger cannot be consummated until the 30th day following the date of Federal Reserve Board approval, during which time the United States Department of Justice may challenge the Merger on antitrust grounds. The commencement of an antitrust action would stay the effectiveness of the Federal Reserve Board's approval unless a court specifically ordered otherwise.

  State of Illinois. As an "out of state bank holding company" proposing to acquire control of an Illinois bank holding company, FBS is required to obtain prior approval of the Merger by the Illinois Commissioner of Banks and Trust Companies (the "Illinois Commissioner") under the Illinois Bank Holding Company Act of 1957, as amended (the "Illinois Act"). The application for such approval is required to contain information satisfactory to the Illinois Commissioner to the effect, among other things, that (i) the acquisition will promote the safety and soundness of the institution to be acquired; (ii) that the banks already controlled by the applicant meet the convenience and needs of the communities served by them in accordance with the Community Reinvestment Act of 1977, and that the applicant intends adequately to meet the convenience and needs of the communities served by the Illinois bank holding company proposed to be acquired in accordance with such Act; and (iii) addressing the issue of how the transaction will bring net new benefits to Illinois. The Illinois Commissioner may act on such an application with or without a public hearing, in his or her sole discretion, and may make approval of such an application subject to specified conditions or restrictions. Additionally, the acquisition of Boulevard Common Stock pursuant to the Option would be subject to approval by the Illinois Commissioner.

  Current Status of Regulatory Approvals. After submission and review in draft form, FBS submitted its final application to the Federal Reserve Bank of Minneapolis on December 17, 1993. FBS submitted its application for approval of the Merger to the Illinois Commissioner under the Illinois Act on November 23, 1993, and the application was accepted for processing by the Illinois Commissioner on December 16, 1993.

WAIVER AND AMENDMENT

  Any provision of the Merger Agreement may be waived at any time by the party which is, or the shareholders of which are, entitled to the benefit thereof, provided that such waiver, if material to Boulevard or its shareholders, may be made only following due authorization by the Board of Directors of Boulevard. The Merger Agreement may be amended or modified by an agreement in writing executed on behalf of the parties thereto, provided that such amendment or modification may be made only following due authorization by the respective Boards of Directors of Boulevard, Newco and FBS, and provided further, that after a favorable vote by the shareholders of Boulevard any such action shall be taken by Boulevard only if, in the opinion of its Board of Directors, such amendment or modification will not have any material adverse effect on the benefits intended under the Merger Agreement for the shareholders of Boulevard and will not require resolicitation of proxies from such shareholders.

TERMINATION

  The Merger Agreement may be terminated at any time before the Merger becomes effective (i) by either FBS or Boulevard, if any of the conditions to such party's obligation to consummate the transactions contemplated in the Merger Agreement shall have become impossible to satisfy; (ii) by FBS if the information provided pursuant to Boulevard's obligation to update schedules contained in the Merger Agreement discloses matters that, in the aggregate, have or would reasonably be expected to have a material adverse effect on the business, financial condition or operations of Boulevard and its subsidiaries, taken as a whole, or on Boulevard's ability to consummate the transactions contemplated by the Merger Agreement; (iii) by either FBS or Boulevard, if the Merger Agreement and Merger are not duly approved by the shareholders of Boulevard at a meeting of shareholders (or any adjournment thereof) duly called and held for such purposes; (iv) by either FBS or Boulevard if the Merger is not effective on or before September 30, 1994 (unless the failure to consummate the Merger by such date shall be due to the action or failure to act of the party seeking to terminate the Merger Agreement in breach of such party's obligations under such agreement); (v) by either FBS or Boulevard in the event of a material breach of any covenant contained in the Merger Agreement that is not cured within 30 days after written notice of such breach is received by such other party from the party giving notice; and (vi) by mutual written consent of Boulevard, FBS and Newco. The Merger Agreement also may be terminated by Boulevard under certain circumstances if the average closing price of FBS Common Stock on the NYSE for the 20 consecutive trading days commencing on the first business day after the Federal Reserve Board issues an order approving the Merger is less than $28.37. See "--Terms of the Merger; Consideration to be Received by Boulevard Shareholders" above.

  In the event of termination of the Merger Agreement caused otherwise than by a willful breach thereof by any of the parties thereto, none of FBS, Newco or Boulevard will have any liability to any other party under the Merger Agreement of any nature whatever, including without limitation any liability for damages, except for FBS' obligations related to the printing of this Proxy Statement/Prospectus (see "--Expenses" below); provided, however, that the duties of FBS and Newco with respect to confidential information as set forth in the Merger Agreement will survive any such termination. In the event of such a termination without willful breach, FBS, Newco and Boulevard each will pay its own fees and expenses incident to the negotiation, preparation and execution of the Merger Agreement, the Special Meeting and actions of the parties and all other acts incidental to, contemplated by or in pursuance of the transactions contemplated by the Merger Agreement, including fees and expenses of their respective counsel, accountants and other experts and advisors. If termination of the Merger Agreement is judicially determined to have been caused by willful breach thereof, then, in addition to other remedies at law or equity for such breach, the party found to have willfully breached the Merger Agreement will indemnify the other parties for their respective costs, fees and expenses of their counsel, accountants and other experts and advisors as well as fees and expenses incident to negotiation, preparation and execution of the Merger Agreement and related documentation and the Special Meeting and consents.

LIMITATION ON NEGOTIATIONS

  The Merger Agreement provides that Boulevard will not, and will cause its subsidiaries and Boulevard's and such subsidiaries' respective officers, directors, employees, agents or affiliates, not to, directly or indirectly, solicit, authorize or initiate submission of, any proposal, offer, tender offer or exchange offer from any person or entity (including any of its or their officers or employees) relating to any liquidation, dissolution, recapitalization, merger, consolidation or acquisition or purchase of all or a material portion of the assets of, or any equity interest in, Boulevard or any of such subsidiaries or other similar transaction or business combination involving Boulevard or any of such subsidiaries, or, unless Boulevard shall have determined, after receipt of a written opinion of counsel to Boulevard (a copy of which opinion shall be delivered to FBS), that the Board of Directors of Boulevard has an obligation to do so, (i) participate in any negotiations in connection with or in furtherance of any of the foregoing or (ii) permit any person other than FBS and its representatives to have any access to the facilities of, or furnish to any person other than FBS and its representatives any information with respect to, Boulevard or any of such subsidiaries in connection with or in furtherance of any of the foregoing. The Merger Agreement also requires Boulevard promptly to notify FBS if any such proposal or offer, or any inquiry from or contact with any person with respect thereto, is made and promptly to provide FBS with such information regarding such proposal, offer, inquiry or contact as FBS may request. The foregoing provisions of the Merger Agreement may have the effect of discouraging competing offers to acquire or merge with Boulevard.

OPTION GRANTED TO FBS

  Simultaneously with the execution of the Merger Agreement and as a condition to such execution, Boulevard and FBS executed a Warrant Agreement dated September 29, 1993 (the "Warrant Agreement"). The Warrant Agreement has been filed as an exhibit to the registration statement of which this Proxy Statement/Prospectus is a part. The following description of the Warrant Agreement does not purport to be complete and is qualified in its entirety by reference to the Warrant Agreement, which is incorporated herein in its entirety. Exercise of the Option granted by the Warrant Agreement is subject to the prior approval of the Federal Reserve Board under the Bank Holding Company Act and of the Illinois Commissioner under the Illinois Act. See "--Regulatory Approvals Required."

  Under the Warrant Agreement, Boulevard granted FBS the Option to purchase newly issued shares of Boulevard Common Stock in a number approximately equal to 19.9% of the number of shares of Boulevard Common Stock outstanding immediately before exercise of the option. The exercise price of the Option is $23.25 per share, subject to adjustment under specified circumstances (such exercise price, as so adjusted, being referred to herein as the "Option Price"). The Option is exercisable only if both an "Initial Triggering Event" and a "Subsequent Triggering Event" occur prior to the occurrence of an "Exercise Termination Event," as such terms are defined below.

  The Warrant Agreement defines the term "Initial Triggering Event" to include any of the following events or transactions:

    (i) Boulevard or any of its subsidiaries, without having received the prior written consent of FBS, enters into an agreement to engage in an "Acquisition Transaction" (as defined below) with any person other than FBS or a subsidiary of FBS, or the Boulevard Board of Directors recommends that Boulevard shareholders approve or accept any Acquisition Transaction other than as contemplated by the Merger Agreement;

    (ii) Any person other than FBS or a subsidiary of FBS acquires beneficial ownership (as defined under Section 13(d) of the Exchange Act) or the right to acquire beneficial ownership of 20% or more of the outstanding shares of Boulevard Common Stock;

    (iii) Any person other than FBS or a subsidiary of FBS makes a bona fide proposal to Boulevard or its shareholders by public announcement or written communication that is or becomes the subject of public disclosure to engage in an Acquisition Transaction;

    (iv) After a proposal is made by a third party to Boulevard or its shareholders to engage in an Acquisition Transaction, Boulevard breaches any covenant or obligation contained in the Merger Agreement and such breach would entitle FBS to terminate the Merger Agreement and is not cured within a specified time period;

    (v) Any person other than FBS or a subsidiary of FBS, other than in connection with a transaction to which FBS has given its prior written consent, files an application or notice with the Federal Reserve Board or other federal or state bank regulatory authority, which is accepted for processing, for approval to engage in an Acquisition Transaction;

    (vi) The shareholders of Boulevard shall not have approved the Merger at the meeting held for that purpose or any adjournment thereof; or

    (vii) The Merger Agreement shall have been terminated by Boulevard due to the failure of Goldman, Sachs & Co. to deliver its opinions to Boulevard, dated the date of the Merger Agreement and the date of this Proxy Statement/Prospectus, to the effect that the terms of the Merger Agreement are fair to the holders of the Boulevard Common Stock.

As used in the Warrant Agreement, the term "Acquisition Transaction" means (a) a merger or consolidation, or any similar transaction, involving Boulevard or any "significant subsidiary" (as defined in accounting rules under the Exchange
Act) of Boulevard, (b) a purchase, lease or other acquisition of all or substantially all of the assets of Boulevard or any such significant subsidiary or (c) a purchase or other acquisition (including by merger, consolidation, share exchange or otherwise) of securities representing 20% or more of the voting power of Boulevard or any such significant subsidiary.

  The Warrant Agreement defines the term "Subsequent Triggering Event" to include any of the following events or transactions: (i) The acquisition by any person (other than FBS) of beneficial ownership of 30% or more of the then outstanding Boulevard Common Stock; (ii) Boulevard or any of its subsidiaries, without having received the prior written consent of FBS, enters into an agreement to engage in an Acquisition Transaction with any person other than FBS or a subsidiary of FBS, or the Boulevard Board of Directors recommends that Boulevard shareholders approve or accept any Acquisition Transaction other than as contemplated by the Merger Agreement; provided, that for purposes of the definition of "Subsequent Triggering Event," the percentage referred to in clause (c) of the definition of "Acquisition Transaction" above shall be 30% rather than 20%; or (iii) the shareholders of Boulevard shall not have approved the Merger at the meeting held for that purpose or any adjournment thereof; or
(iv) the Merger Agreement shall have been terminated by Boulevard due to the failure of Goldman, Sachs & Co. to deliver its opinions to Boulevard, dated the date of the Merger Agreement and the date of this Proxy Statement/Prospectus, to the effect that the terms of the Merger Agreement are fair to the holders of the Boulevard Common Stock.

  The Warrant Agreement defines the term "Exercise Termination Event" to mean any of (i) the time the Merger becomes effective, (ii) termination of the Merger Agreement in accordance with its provisions, if such termination occurs prior to the occurrence of an Initial Triggering Event or (iii) the passage of 18 months after termination of the Merger Agreement, if such termination follows the occurrence of an Initial Triggering Event.

  If the Option becomes exercisable, it may be exercised in whole or in part upon written notice from FBS within 30 days following the applicable Subsequent Triggering Event, subject to extension of such period in order to obtain required regulatory approvals and comply with applicable regulatory waiting periods and to avoid liability under Section 16(b) of the Exchange Act. The Option Price is subject to adjustment if Boulevard issues or agrees to issue shares of Boulevard Common Stock (other than pursuant to specified options, rights or plans) at a price less than the then current Option Price, and the Option Price and the number of shares issuable under the Option are subject to adjustment in the event of specified changes in the capital stock of Boulevard.

  Upon the occurrence of a Subsequent Triggering Event that occurs prior to an Exercise Termination Event, FBS will have the right for 30 days (subject to extension as described in the Warrant Agreement) to demand that Boulevard register the shares of Boulevard Common Stock issuable pursuant to the Option under the Securities Act, subject to specified conditions and limitations. The Warrant Agreement provides that Boulevard will bear the costs of such demand registration.

  Upon the occurrence of an event described in the next sentence, FBS will have the right for 30 days (subject to extension as described in the Warrant Agreement) to require Boulevard to repurchase the Option, or shares of Boulevard Common Stock acquired by FBS upon exercise of the Option, at a specified price, subject to specified conditions and limitations. This right becomes exercisable if any person (whether by merger, consolidation, tender offer, exchange offer or otherwise) acquires securities representing 50% or more of the voting power of Boulevard prior to an Exercise Termination Event in a merger or consolidation transaction that does not, or series of transactions that do not, permit FBS to exercise the Option or sell the shares subject thereto and participate in such transaction on a basis equivalent to that of holders of Boulevard Common Stock generally. The repurchase price of the Option would equal the amount by which the "Purchase Price," as defined in the Warrant Agreement, exceeds the Option Price, multiplied times the number of shares covered by the Option. The repurchase price of shares acquired by FBS upon exercise of the Option would equal such "Purchase Price" multiplied times the number of shares held. The Warrant Agreement defines the term "Purchase Price" to mean the highest price per share of Boulevard Common Stock paid by the person whose acquisition gives rise to the repurchase right during the two-year period preceding FBS' exercise of such right.

  The Warrant Agreement provides that neither FBS nor Boulevard may assign any of its rights or obligations thereunder or under the Option without the written consent of the other party, except that if a Subsequent Triggering Event occurs prior to an Exercise Termination Event, FBS may, subject to limitations contained in the Warrant Agreement, assign its rights and obligations under the Warrant Agreement in whole or in part within 30 days following such Subsequent Triggering Event (subject to extension as described in the Warrant Agreement); provided, that until 30 days after the Federal Reserve Board approves an application by FBS under the Bank Holding Company Act to acquire shares subject to the Option, FBS may not assign its rights under the Option except in (i) a widely dispersed public distribution, (ii) a private placement in which no one party acquires the right to purchase more than two percent of the voting shares of Boulevard, (iii) an assignment to a single party (e.g., a broker or investment banker) for the purpose of conducting a widely dispersed public distribution on FBS' behalf, or (iv) any other manner approved by the Federal Reserve Board.

  The foregoing provisions of the Warrant Agreement may have the effect of discouraging competing offers to acquire or merge with Boulevard. To the best knowledge of Boulevard and FBS, no event giving rise to the right to exercise the Option has occurred as of the date of this Proxy Statement/Prospectus.

CONDUCT OF BOULEVARD BUSINESS PENDING THE MERGER

  The Merger Agreement provides that from the date thereof until the earlier of the effective date of the Merger or the termination of the Merger Agreement, except as disclosed on a schedule to the Merger Agreement or with the prior written consent of FBS, among other things:

    (i) Beginning on the date of the Merger Agreement and for each succeeding calendar quarter thereafter prior to the calendar quarter in which the Merger becomes effective, Boulevard (a) will not declare or pay any dividends or make any distributions on shares of Boulevard Common Stock, except dividends which shall not exceed $0.05 per share in cash per calendar quarter, and (b) will not declare or pay any dividends or make any distributions in any amount on Boulevard Common Stock in the calendar quarter in which the Merger becomes effective and in which the shareholders of Boulevard are entitled to receive regular quarterly dividends on the shares of FBS Common Stock into which the shares of Boulevard Common Stock have been converted (subject to specified exceptions).

    (ii) The business of Boulevard and each of its subsidiaries shall be conducted only in, and neither Boulevard nor any of such subsidiaries shall take any action except in the ordinary course, on an arms-length basis and in accordance, in all material respects, with all applicable laws, rules and regulations and past practices.

    (iii) Neither Boulevard nor any of its subsidiaries shall, directly or indirectly, (a) issue or sell any additional shares of, or any options, warrants, conversion privileges or rights of any kind to acquire any shares of any of its capital stock, except (1) for the sale by Boulevard of Boulevard Common Stock pursuant to the exercise of outstanding warrants or options, (2) for the issuance by Boulevard of Boulevard Common Stock in connection with the Boulevard Savings and Investment Plan or the Boulevard Dividend Reinvestment Plan, or (3) as a result of its obligations pursuant to fiduciary accounts to sell issued and outstanding shares of Boulevard Common; (b) sell, assign, transfer, mortgage, pledge or encumber any of its assets (including, without limitation, transfers to any employees, shareholders or affiliates of Boulevard or any of its subsidiaries), except in specified circumstances; (c) amend or propose to amend its Certificate or Articles of Incorporation or Bylaws; (d) split, combine or reclassify any outstanding shares of capital stock of Boulevard or any of its subsidiaries, or declare, set aside or pay any dividend or other distribution payable in cash, property or otherwise with respect to shares of capital stock of Boulevard or any of such subsidiaries, except for payment of regular quarterly dividends by Boulevard on the Boulevard Common Stock as permitted by (i) above; (e) redeem, purchase or acquire or offer to acquire, directly or indirectly, any shares of capital stock of Boulevard or any of its subsidiaries or other securities of Boulevard or of any of such subsidiaries, except (1) for any shares of Boulevard Common Stock purchased by Boulevard in connection with the Boulevard Savings and Investment Plan or the Boulevard Dividend Reinvestment Plan or (2) the redemption of Boulevard's outstanding Class D Series 1 Preferred Stock by Boulevard; (f) acquire (by merger, exchange, consolidation, acquisition of stock or assets or otherwise) any corporation, partnership, joint venture or other business organization or division or material assets thereof; (g) except in connection with any liability or obligation incurred for the purpose of redeeming Boulevard's outstanding Class D Series 1 Preferred Stock, borrow any amount or incur or become subject to any material liability, except liabilities incurred in the ordinary course of business, but in no event will Boulevard or any of its subsidiaries enter into any long-term borrowings with a term of greater than one year, except for certificates of deposit and interest rate swaps, in each case with terms not to exceed five years; (h) make any single or group of related material capital expenditures or commitment therefor; (i) discharge or satisfy any material lien or encumbrance on the properties or assets of Boulevard or any of its subsidiaries or pay any material liability, except in the ordinary course of business; (j) cancel any material debt or claims or waive any rights of material value, except in the ordinary course of business; or (k) enter into or propose to enter into, or modify or propose to modify, any agreement, arrangement or understanding with respect to any of the matters set forth in this paragraph (iii); provided, however, notwithstanding anything herein to the contrary, the Boulevard's subsidiaries which are banks may be merged into a single entity, and one of such banks may, with the OCC's consent, open a branch facility in Des Plaines, Illinois.

    (iv) Neither Boulevard nor any of its subsidiaries shall, directly or indirectly, enter into or modify any employment, severance or similar agreements or arrangements with, or grant any bonuses, wage, salary or compensation increases, or severance or termination pay to, any director, officer, employee, group of employees or consultant, other than bonuses, increases or severance arrangements consistent with past practices.

    (v) Neither Boulevard nor any of its subsidiaries shall adopt or amend any bonus, profit sharing, stock option, pension, retirement, deferred compensation, or other employee benefit plan, trust, fund, contract or arrangement for the benefit or welfare of any employees, except as required by law or the Merger Agreement.

    (vi) Each of Boulevard and its subsidiaries shall use reasonable efforts to cause its current insurance policies not to be canceled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies providing coverage substantially equal to the coverage under the canceled, terminated or lapsed policies are in full force and effect.

    (vii) Neither Boulevard nor any of its subsidiaries shall enter into any settlement or similar agreement with respect to, or take any other significant action with respect to the conduct of, any action, suit, proceeding, order or investigation to which Boulevard or any of such subsidiaries is a party or becomes a party after the date of the Merger Agreement, without prior consultation with FBS; provided that no such consultation shall be required for settlement of any action, suit or proceeding involving less than $100,000.

    (viii) Each of Boulevard and its subsidiaries shall use commercially reasonable efforts to preserve intact in all material respects the business organization and the goodwill of each of Boulevard and such subsidiaries and to keep available the services of its officers and employees as a group and preserve intact material agreements, and shall confer on a regular and frequent basis with representatives of FBS, as reasonably requested by FBS, to report on operational matters and the general status of ongoing operations.

    (ix) Neither Boulevard nor any of its subsidiaries shall take any action with respect to investment securities held or controlled by any of them inconsistent with past practices or alter its investment portfolio duration policy as heretofore in effect without prior consultation with FBS.

    (x) With respect to properties leased by Boulevard or any of its subsidiaries, neither Boulevard nor any of such subsidiaries shall renew, exercise an option to extend, cancel or surrender any lease of real property nor allow any such lease to lapse without the consent of FBS (other than leases with remaining terms of six months or less).

    (xi) Boulevard will not change its or its subsidiaries' methods of accounting in effect as of December 31, 1992, except as required by changes in generally accepted accounting principles as concurred in by Price Waterhouse, or change any of its methods of reporting income and deductions for federal income tax purposes from those employed in the preparation of Boulevard's federal income tax returns for the taxable year ending December 31, 1992, except as required by changes in law.

  Pursuant to the Merger Agreement, Boulevard also is required to take certain affirmative actions at or before the time the Merger becomes effective. These include certain specified actions with respect to its stock plans, see "-- Effect on Boulevard Employee Benefit Plans and Stock Option Plans," and its outstanding Class D Series 1 Preferred Stock, see "Description of Boulevard Capital Stock--Preferred Stock." The Merger Agreement also prevents Boulevard from negotiating for an acquisition of Boulevard by any other party, subject to specified exceptions, see "--Limitations on Negotiations," and from taking any action which would disqualify the Merger as a "reorganization" that would be tax-free to shareholders of Boulevard pursuant to Section 368(a) of the Code, see "--Certain Federal Income Tax Consequences to Boulevard Shareholders." In addition, the Merger Agreement provides that at the request of FBS after consultation with Boulevard, on the day before the Merger takes effect, each banking subsidiary of Boulevard will establish such additional accruals and reserves as may be necessary (i) to conform the accounting and credit loss reserve practices and methods of each banking subsidiary of Boulevard to those of FBS (as such practices and methods are to be applied to each such banking subsidiary from and after the effective date of the Merger) and to FBS' plans with respect to the conduct of each such banking subsidiary's business following the Merger and (ii) to provide for the costs and expenses relating to the consummation by Boulevard of the Merger and the other transactions contemplated to occur in connection therewith.

  The Merger Agreement also requires Boulevard to use its best efforts to obtain an agreement from Miami Corporation pursuant to which Miami Corporation will agree to use its best efforts to cause Miami Corporation and individuals, trusts, corporations and other entities affiliated with or associated with Miami Corporation to maintain, for a period of three years after the effective date of the Merger, its and their deposit and business relationships with the banking subsidiaries of Boulevard at an aggregate average daily deposit level of approximately $20 million. See "--Interests of Certain Persons in the Merger" below.

MANAGEMENT AND OPERATIONS OF BOULEVARD FOLLOWING THE MERGER

  After the Merger, it is expected that Boulevard, as the surviving corporation and a wholly-owned subsidiary of FBS, will continue in existence as the holding company for FBS' Illinois banking operations. FBS anticipates that significant cost savings will result from Boulevard's inclusion in the FBS enterprise. These cost savings are expected to result from personnel reductions, branch and operational consolidations, and general reductions in corporate and administrative support functions. FBS expects that the cost savings will range from 30% to 40% of Boulevard's non-interest expenses, which are approximately $61.3 million annually. The operating cost savings are expected to be achieved in various amounts during the periods following the Merger and not ratably over, or at the beginning or end of, such periods. It is also expected that the annualized level of cost savings achieved at the beginning of each twelve-month period will be less than the annualized level of cost savings achieved in the latter part of such twelve-month period. During the first twelve months after the Merger, FBS expects to realize aggregate cost savings of between $12 million and $20 million. By the end of the second twelve months, the aggregate cumulative cost savings are expected to range from $18 million of $25 million. There can be no assurance that the expected cost savings will be realized or that they will be realized in the periods discussed above. Immediately after consummation of the Merger, FBS expects to begin converting, under a master services agreement, certain "back-office" administrative and support functions of Boulevard's banking subsidiaries and to begin the process of revising such subsidiaries' documentation (loans, accounts and other products) and data processing capability to allow the offering of products offered by other FBS affiliates.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

  Employment Agreements. Effective as of June 21, 1993, Boulevard entered into employment agreements with eight of its executive officers. Each such employment agreement has a term running through June 30, 1996 and provides that if Boulevard terminates the employee's employment before the end of the contract term without "Cause" (as defined in the agreements), or if the employee quits his or her employment with "Good Reason" (as defined in the agreements), Boulevard will pay to such employee (with the exception of Richard
T. Schroeder), within ten days after such event, a lump sum amount equal to the present value of such employee's base salary through the end of the contract term, determined by applying a discount factor of 6% effective annual interest. In the case of Richard T. Schroeder, Boulevard will continue to pay his base salary through June 30, 1996. The employment agreements provide for the following annual base salaries for the indicated executive officers of
Boulevard: Richard T. Schroeder, $266,200; Timothy G. Towle, $196,500; David K. McNulty, $189,000; George H. Cook, Jr., $172,750; and John M. Starkey, $115,950. The employment agreements also provide that in such an event, the employee will receive from Boulevard any accrued but unpaid bonus for the prior calendar year; a pro rata portion of the bonus that would have been received by the employee for the current year, based on number of months employed; continuation of benefits for the remainder of the contract term under specified insurance and medical benefit programs of Boulevard; continuation of specified fringe benefits (such as use of a company car, mobile telephone, financial planning allowance and club memberships) for the remainder of the contract term; amounts equal to the matching contributions Boulevard would have made to its 401(k) plan for the employee's account for the remainder of the contract term; and customary outplacement services. One of the executive officers who is a party to an employment agreement (who is not one of the five executive officers named above) has entered into an agreement with Boulevard whereby the officer received a lump sum payment of $115,000 in 1993. If, following the Merger, the officer should become entitled to payments under the employment agreement upon termination of employment of Boulevard (or its successor) without "Cause" or by the officer for "Good Reason," such payments would be reduced by $115,000. David K. McNulty has an agreement with FBS relating to employment terms following the Merger. Pursuant to such agreement, if Mr. McNulty chooses to terminate employment during the 30-day period following the one year anniversary of the Merger, he will be entitled to the payments and benefits to which he would be entitled upon termination of employment by Boulevard (or its successor) without "Cause" or by him for "Good Reason" pursuant to the terms of the Boulevard employment agreement. Additionally, with respect to the base salary and bonus portions of such payments, such payments would be calculated based on a termination date of the date of the Merger.

  Supplemental Retirement Agreement with Richard T. Schroeder. Boulevard and Richard T. Schroeder, President and Chief Executive Officer of Boulevard, have entered into an agreement (the "Supplemental Retirement Agreement") dated as of September 29, 1993, which was originally authorized by the Compensation Committee of the Board of Directors of Boulevard in March 1993, pursuant to which Boulevard has agreed to pay Mr. Schroeder (or, in the event of his death, his designee or estate) a supplemental benefit (the "Supplemental Benefit") in 120 approximately equal monthly installments beginning in the first month following the earliest of Mr. Schroeder's reaching age 60, his "total disability" (as defined in the Supplemental Retirement Agreement), or his death. The total amount of the Supplemental Benefit is to be $240,000 plus one-half of one percent thereof for each calendar month after December 31, 1993, that elapses prior to the initial monthly payment. The Supplemental Retirement Agreement provides that the portion of the Supplemental Benefit which remains unpaid from time to time shall be deemed to continue to grow during the payment period at a rate equal to the yield on United States Treasury obligations with a 120-month maturity determined as of 60 days prior to the initial monthly payment. It also provides that if Mr. Schroeder's employment is terminated by Boulevard with "Cause" (as defined in the employment agreements described above under "--Employment Agreements") or by Mr. Schroeder without "Good Reason" (as defined in such employment agreements), then Mr. Schroeder shall cease to be entitled to receive the Supplemental Benefit.

  Bonuses through Effective Date of Merger. Boulevard intends to pay approximately $400,000 in special bonuses among a group of approximately 50 of its employees for their special efforts in managing the business of Boulevard through consummation of the Merger. At the present time, neither the exact identity of the approximately 50 individuals, nor the amount of any specific bonus, has been finally determined, but the group will not include any of the senior executive officers of Boulevard.

  Redemption of Preferred Stock. The Merger Agreement requires Boulevard to redeem all of its outstanding Class D Series 1 Preferred Stock prior to the effective date of the Merger. Pursuant to its terms, the aggregate redemption price of such stock will equal $10 million plus accrued and unpaid dividends to the redemption date at a 9% per annum dividend rate. See "Description of Boulevard Capital Stock--Preferred Stock." All of the outstanding Class D Series 1 Preferred Stock is owned by Miami Corporation, which also is a majority owner of the outstanding Boulevard Common Stock. See "Information Concerning the Special Meeting--Solicitation, Voting and Revocability of Proxies." In addition, Charles E. Schroeder, Chairman of the Board of Directors of Boulevard, also is President and a director of Miami Corporation, and T. Kimball Brooker, a director of Boulevard, is a director of Miami Corporation.

  Miami Corporation Deposit Arrangement. The Merger Agreement requires Boulevard to use its best efforts to obtain an agreement from Miami Corporation pursuant to which Miami Corporation will agree to use its best efforts to cause Miami Corporation and individuals, trusts, corporations and other entities affiliated with or associated with Miami Corporation to maintain, for a period of three years after the effective date of the Merger, its and their deposit and business relationships with the banking subsidiaries of Boulevard at an aggregate average daily deposit level of approximately $20 million, and it is a condition to FBS' and Newco's obligation to effect the Merger that FBS shall have entered into an agreement with Miami Corporation in form and substance satisfactory to FBS covering such matters. See "--Conditions to Consummation of the Merger." For information concerning Miami Corporation's relationship to Boulevard, see "--Redemption of Preferred Stock" above.

  Warrants. The Merger Agreement provides that each warrant to purchase Boulevard Common Stock originally issued in connection with Boulevard's acquisition of First National Bank of Des Plaines will, in accordance with its terms, be deemed modified so as provide that the holders thereof shall receive upon exercise shares of FBS Common Stock. See "--Terms of the Merger; Consideration to be Received by Boulevard Shareholders." It also provides that FBS may offer holders of such warrants FBS Common Stock in exchange for such warrants prior to the effective date of the Merger. As of the date hereof, warrants to purchase 990,000 shares of Boulevard Common Stock are outstanding, of which 31,000 are deemed beneficially owned by Charles E. Schroeder, Chairman of the Board of Directors of Boulevard, 9,000 are deemed beneficially owned by John E. Guth, Jr., a director of Boulevard, and 263,500 are deemed beneficially owned by Frederick F. Webster, Jr., a director of Boulevard. The exercise price of such warrants is $11.20 per share of Boulevard Common Stock. In December 1993, FBS purchased, in privately negotiated transactions with holders of such warrants, warrants to purchase a total of 18,600 shares of Boulevard Common Stock. Such warrants were purchased by FBS for a weighted average price equal to $11.26 per share of Boulevard Common Stock purchasable under such warrants (including warrants to purchase 2,600 shares of Boulevard Common Stock purchased from Frederick F. Webster III, the son of a director of Boulevard, at a per share price of $10.93). FBS may from time to time purchase or otherwise acquire additional warrants in privately negotiated transactions. The Merger Agreement also requires FBS to register under the Securities Act the FBS Common Stock which becomes issuable upon exercise of the warrants and to keep such registration in effect so long as any such warrants remain outstanding and unexercised.

  First National Bank of Des Plaines Building. First National Bank of Des Plaines, a banking subsidiary of Boulevard, leases 68,300 square feet for its banking operations in a 173,000 square-foot building owned by Four-Ten Partners, a limited partnership. The partners of Four-Ten Partners include Charles E. Schroeder, Chairman of the Board of Directors of Boulevard. The remainder of this building is leased by parties not affiliated with Boulevard or the persons named above. Of the space leased by First National Bank of Des Plaines, 66,600 square feet is leased through August 2008 at a present aggregate monthly rental of $7,067, and the remainder is leased on a month-to-month basis at a monthly rental of $202. It is expected that at the effective date of the Merger, FBS will purchase this building from Four-Ten Partners for an aggregate purchase price of $6 million in cash. Four-Ten Partners purchased this building in 1984 for $11.5 million from First National Bank of Des Plaines at the time of Boulevard's acquisition of that bank. This building was appraised for Boulevard at $5.9 million in January 1992. Management of Boulevard believes that the terms of FBS' purchase of this building are no more favorable to Four-Ten Partners than would be obtained from an unaffiliated party in a "stand-alone" transaction. Following the Merger, it is anticipated that First National Bank of Des Plaines will continue to house its banking operations in this building.

  Indemnification. The Merger Agreement provides that in the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, administrative or criminal (each a "Proceeding") asserted or arising before or after the effective date of the Merger in which any person who is or has been a director, officer or employee of Boulevard or any of its subsidiaries (each an "Indemnified Party") is, or is threatened to be, made a party, based in whole or in part on, or arising in whole or in part out of, or pertaining to the Merger Agreement, or any of the transactions contemplated thereby, or by reason of the fact that such Indemnified Party was a director, officer or employee, fiduciary or agent of Boulevard at any time on or before such effective date (collectively, the "Transactions and Events"), the parties to the Merger Agreement shall cooperate and use their best efforts to defend against and respond to any such Proceeding. It further provides that FBS shall indemnify and hold harmless, to the fullest extent permitted by Delaware law, each Indemnified Party against any and all losses, claims, damages, liabilities, costs, expenses (including reasonable attorneys' fees and expenses), judgments and fines, and amounts paid in settlement, in connection with any threatened or actual Proceeding based, in whole or in part, or arising in whole or in part, out of or pertaining to the Transactions and Events (but only to the extent permitted by Delaware law) and, without limiting the foregoing, in the event of any such threatened or actual Proceeding (whether asserted or arising before or after the Effective Date), FBS shall pay expenses in advance of the final disposition of any Proceeding to each Indemnified Party to the fullest extent permitted by applicable law, and shall use its best efforts to assist in the vigorous defense of any such Proceeding; provided that FBS shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld). The Merger Agreement also requires FBS to insure that all rights to indemnification and all limitations of liability existing in favor of the Indemnified Parties as provided in Boulevard's Certificate of Incorporation and Bylaws, or similar governing documents of any of its subsidiaries, as in effect as of the date of the Merger Agreement with respect to claims or liabilities arising from facts or events existing or occurring prior to the effective date of the Merger shall survive the Merger and shall continue in full force and effect, without any amendment thereto, for a period of not less than six years from such Effective Date; provided, however, that all rights to indemnification in respect of any claim asserted or made within such period shall continue until the final disposition of such claim.

  In addition to the foregoing, certain Boulevard stock plans, in which executive officers of Boulevard also participate, will be affected by the Merger. See "--Effect on Boulevard Employee Benefit Plans and Stock Plans" below.

  The foregoing interests of members of management of Boulevard in the Merger may mean that such persons have personal interests in the Merger which may not be identical to the interests of nonaffiliated shareholders.

EFFECT ON BOULEVARD EMPLOYEE BENEFIT PLANS AND STOCK PLANS

  After the Merger becomes effective, the current employee benefit plans of Boulevard will continue in force until amended or terminated in accordance with their terms. Subject to the foregoing, Boulevard and FBS will have the right, after the Merger becomes effective, to continue, amend or terminate any such plans.

  Stock Options. The Merger Agreement provides that at the effective date of the Merger, all options to purchase Boulevard Common Stock which are outstanding under Boulevard's 1988 Equity Participation Plan shall, with the consent of the optionholder, be assumed by FBS and converted into options to purchase that number of shares of FBS Common Stock equal to the number of shares of Boulevard Common Stock subject to such unexercised options immediately prior to the effective date multiplied by the exchange rate in the Merger of FBS Common Stock for Boulevard Common Stock (.8132). The exercise price of such options for shares of FBS Common Stock will be the exercise price applicable to the options for shares of Boulevard Common Stock divided by such exchange rate. The other terms and conditions of such options shall be the same as those presently in effect, except that the replacement options shall be (i) fully vested and immediately exercisable, and (ii) convertible into replacement options to purchase securities or receive property of each successor to FBS in the event of a merger or other reorganization of FBS as the holders of FBS Common Stock exchanged their stock for securities or property of the successor(s) to FBS, and converting the exercise price(s) by the exchange rate(s) received by the holders of FBS Common Stock. Any such options not so assumed with the consent of the optionholder will be terminated. Unvested Boulevard stock options which will become vested pursuant to the foregoing provisions and their average exercise price held by certain executive officers of Boulevard are as follows: Richard T. Schroeder, 41,500 shares at $14.22 per share; Timothy G. Towle, 30,900 shares at $14.26 per share; David K. McNulty, 28,800 shares at $14.32 per share; George H. Cook, Jr., 27,700 shares at $14.23 per share; and John M. Starkey, 17,200 shares at $14.43 per share. The Merger Agreement also requires FBS to register under the Securities Act the FBS Common Stock which becomes issuable upon exercise of the replacement options and to keep such registration in effect so long as any such options remain outstanding and unexercised.

  Restricted Stock. The Merger Agreement provides that restricted shares of Boulevard Common Stock previously awarded under Boulevard's 1988 Equity Participation Plan which are not fully vested at the effective date of the Merger will be converted in the Merger into fully vested shares of FBS Common Stock on the same basis as other shares of Boulevard Common Stock. The vesting of certain restricted shares of Boulevard Common Stock held by eight executive officers was accelerated, with the consent of FBS, and became vested on December 20, 1993. Of the shares vested on December 20, 1993, those held by the five most highly compensated executive officers were as follows: Richard T. Schroeder, 9,853 shares; Timothy G. Towle, 9,356 shares; David K. McNulty, 9,074 shares; George H. Cook, Jr., 8,465 shares; and John M. Starkey, 4,438 shares.

  Incentive Compensation Plan. In December 1993, Boulevard amended its 1993 Management Incentive Compensation Plan to provide that payments be made on December 31, 1993 on the basis of the Company's unaudited annual operating results according to the plan's specifications. Prior to such amendment, payments would have been made approximately at the beginning of the second calendar quarter of 1994 subject to prior approval by the Compensation Committee of the Board of Directors of Boulevard to participants who remained employed by Boulevard at the time of such approval. Of the payments made in December 1993 under such plan, those made to the five most highly compensated executive officers were as follows: Richard T. Schroeder, $124,449; Timothy G. Towle, $83,535; David K. McNulty, $80,325; George H. Cook, Jr., $73,420; and John M. Starkey, $39,423.

NO DISSENTERS' RIGHTS OF APPRAISAL

  Pursuant to Section 262(b)(1) of the Delaware General Corporation Law, Boulevard shareholders will not have any dissenters' rights of appraisal as a result of the matters to be voted upon at the Special Meeting.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES TO BOULEVARD SHAREHOLDERS

  The following is a summary description of certain federal income tax consequences of the Merger; it is not intended to be a complete description of the federal income tax consequences of the Merger. The following discussion does not cover all aspects of federal income taxation that may be relevant to a particular Boulevard shareholder in light of his or her individual circumstances or to certain Boulevard shareholders subject to special treatment under the federal income tax laws (for example, life insurance companies, tax-exempt organizations and foreign corporations and individuals who are not citizens or residents of the United States) and does not discuss any aspects of state, local or foreign taxation. This discussion is based upon laws, regulations, rulings and decisions now in effect and on proposed regulations, all of which are subject to change (possibly with retroactive effect) by legislation, administrative action or judicial decision. No ruling has been or will be requested from the Internal Revenue Service (the "Service") on any tax matters relating to the tax consequences of the Merger. EACH BOULEVARD SHAREHOLDER IS ADVISED TO CONSULT WITH HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE MERGER TO SUCH SHAREHOLDER.

  Boulevard will rely upon the opinion of Wildman, Harrold, Allen & Dixon, its counsel, as to the following federal income tax consequences of the Merger to Boulevard shareholders. The opinion of Wildman, Harrold, Allen & Dixon is based on current law, assuming the Merger takes place as described in the Merger Agreement. Unlike a ruling from the Service, an opinion of counsel is not binding on the Service and there can be no assurance that the Service will not take a position contrary to one or more of the positions reflected herein or that the positions herein will be upheld by the courts if challenged by the Service.

  In the opinion of Wildman, Harrold, Allen & Dixon, for federal income tax purposes, under the assumptions set forth above, the Merger will qualify as a "reorganization" under section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). FBS and Boulevard have agreed in the Merger Agreement not to take any action which would disqualify the Merger as a "reorganization" under section 368(a) of the Code.

  If the Merger qualifies as a reorganization under section 368(a) of the Code, the following would, in the opinion of Wildman, Harrold, Allen & Dixon, be the material federal income tax consequences of the Merger:

(i) no gain or loss will be recognized by Boulevard by reason of the Merger;
(ii) a Boulevard shareholder will recognize no gain or loss for federal income tax purposes to the extent FBS Common Stock is received in the Merger solely in exchange for Boulevard Common Stock; (iii) the tax basis in the FBS Common Stock received by the shareholder will be the same as the tax basis in the Boulevard Common Stock surrendered in exchange therefor; and (iv) the holding period for the FBS Common Stock received in exchange for Boulevard Common Stock will include the period during which the Boulevard shareholder held the Boulevard Common Stock surrendered in the exchange, provided that the Boulevard Common Stock is held as a capital asset at the effective date of the Merger. If Boulevard Common Stock is held as a capital asset at the effective date of the Merger, the receipt of cash in lieu of a fractional share will result in capital gain or loss measured by the difference, if any, between the amount of cash received for such fractional share and the shareholder's basis in the fractional share.

STOCK EXCHANGE LISTING OF FBS COMMON STOCK

  It is anticipated that FBS will file a listing application with the NYSE covering the shares of FBS Common Stock which are issuable upon consummation of the Merger and that such application will be approved subject to notice of issuance at or before the time the Merger becomes effective. It is a condition to the obligations of Boulevard and FBS to consummate the Merger that such shares have been listed for trading on the NYSE.

RESALE OF FBS COMMON STOCK RECEIVED BY BOULEVARD SHAREHOLDERS

  The shares of FBS Common Stock issuable to shareholders of Boulevard upon consummation of the Merger have been registered under the Securities Act. Such shares may be traded freely without restriction by those shareholders who are not deemed to be "affiliates" of Boulevard or FBS, as that term is defined in the rules under the Securities Act.

  Shares of FBS Common Stock received by those shareholders of Boulevard who are deemed to be "affiliates" of Boulevard at the time of the Boulevard Special Meeting may be resold without registration under the Securities Act as provided for by Rule 145 under the Securities Act or as otherwise permitted under the Securities Act. Boulevard has agreed in the Merger Agreement to use its best efforts to obtain a signed representation letter from each shareholder of Boulevard who may reasonably be deemed an "affiliate" of Boulevard within the meaning of such term is used in Rule 145 under the Securities Act to the effect that such person will not offer to sell, transfer or otherwise dispose of shares of FBS Common Stock issued to such person pursuant to the Merger except in compliance with the applicable provisions of Rule 145 under the Securities Act, in a transaction that is otherwise exempt from the registration requirements under the Securities Act or in an offering registered under the Securities Act. This Proxy Statement/Prospectus does not cover any resales of FBS Common Stock received by persons who are deemed to be "affiliates" of Boulevard.

FBS DIVIDEND REINVESTMENT AND COMMON STOCK PURCHASE PLAN

  FBS provides eligible shareholders with a simple and convenient method of investing cash dividends and optional cash payments at 100% of the average price (as defined) in additional shares of FBS Common Stock without payment of any brokerage commission or service charge pursuant to its Automatic Dividend Reinvestment and Common Stock Purchase Plan. The plan includes certain dollar limitations on participation and provides for eligible shareholders to elect dividend reinvestment on only a part of the shares registered in the name of a participant (while continuing to receive cash dividends on remaining shares). It is anticipated that the plan will continue after the Merger becomes effective and that shareholders of Boulevard who receive FBS Common Stock in the Merger will have the right to participate therein.

ACCOUNTING TREATMENT

  The Merger will be accounted for by FBS under the purchase method of accounting in accordance with Accounting Principles Board Opinion No. 16, "Business Combinations," as amended. Under this method of accounting, the purchase price will be allocated to assets acquired and liabilities assumed based on their estimated values on the date the Merger becomes effective. Income of the combined company will not include income or loss of Boulevard prior to the date that the Merger becomes effective.

  The pro forma financial information presented in this Proxy
Statement/Prospectus has been prepared using the purchase method of accounting to account for the Merger. See "Summary--Selected Historical and Pro Forma Financial Data" and Unaudited Pro Forma Combined Financial Information.

EXPENSES

  The Merger Agreement provides that FBS and/or Newco will assume and pay all expenses incident to the obtaining of the requisite regulatory consents and approvals for the Merger, including, without limitation, (i) all legal and other expenses and taxes incurred by Newco incident to the consummation of the Merger, (ii) all legal and other expenses incurred by FBS incident to the preparation and filing of the applications to the Federal Reserve Board, and other requests for regulatory consents and approvals with the appropriate bank regulatory agencies as set forth in or contemplated by the Merger Agreement, and (iii) all legal and other expenses, if any, incurred in connection with the registration of FBS Common Stock under federal and state securities laws. The Merger Agreement also provides that FBS will pay the expenses of reproducing this Proxy Statement/Prospectus. Pursuant to the Merger Agreement, the expenses to be assumed and paid by FBS and/or Newco shall not include (a) any legal or other expenses incurred by Boulevard in the negotiation of the Merger, (b) the examination or review of documents by Boulevard or its agents for Boulevard's own benefit, in connection with is own corporate proceedings or (c) payments to Goldman, Sachs & Co. for services rendered on Boulevard's behalf. The Merger Agreement also provides that Boulevard shall be responsible for its legal and accounting fees associated with this Proxy Statement/Prospectus, including the expenses and fees of Goldman, Sachs & Co. with respect to any opinion expressed with respect to the fairness of the exchange rate of FBS Common Stock for Boulevard Common Stock to the holders of Boulevard Common. Notwithstanding the foregoing, however, if termination of the Merger Agreement is judicially determined to have been caused by willful breach thereof, then, in addition to other remedies at law or equity for such breach, the party so found to have willfully breached the Merger Agreement will indemnify the other parties for their respective costs, fees and expenses of their counsel, accountants and other experts and advisors as well as fees and expenses incident to negotiation, preparation and execution of the Merger Agreement and related documentation and the Special Meeting and consents. See "--Termination" above.

CERTAIN DIFFERENCES IN RIGHTS OF BOULEVARD SHAREHOLDERS

  The rights of Boulevard shareholders are governed by the Certificate of Incorporation of Boulevard, as amended (the "Boulevard Certificate of Incorporation"), the bylaws of Boulevard (the "Boulevard Bylaws") and the laws of the State of Delaware. The rights of FBS shareholders are governed by the Restated Certificate of Incorporation of FBS, as amended (the "FBS Certificate of Incorporation"), the bylaws of FBS (the "FBS Bylaws") and the laws of the State of Delaware. After the Merger becomes effective, the rights of Boulevard shareholders who become FBS shareholders will be governed by the FBS Certificate of Incorporation, the FBS Bylaws and the laws of the State of Delaware. In many respects, the rights of Boulevard shareholders and FBS shareholders are similar. See "Description of FBS Capital Stock" and "Description of Boulevard Capital Stock." While it is not practical to describe all changes in the rights of Boulevard shareholders that will result from the differences between the Boulevard Certificate of Incorporation and Bylaws and the FBS Certificate of Incorporation and Bylaws, the following is a summary of all material differences.

  Special Meetings of Shareholders. The Boulevard Bylaws provide that special meetings of shareholders may be called by the Chairman of the Board or the President and shall be called by the Secretary at the request of a majority of the Board of Directors or at the written request of shareholders owning at least 50% of Boulevard's issued and outstanding voting shares. The FBS Bylaws provide that special meetings of shareholders may be called only by the Board of Directors or the chief executive officer.

  Quorum at Shareholders Meetings. The Boulevard Bylaws provide that a majority of Boulevard's issued and outstanding voting shares shall constitute a quorum at any meeting of Boulevard shareholders. The FBS Bylaws provide that one-third of FBS' issued and outstanding voting shares shall constitute a quorum at any meeting of FBS shareholders.

  Notice of Director Nominations. The FBS Bylaws require FBS shareholders to give notice of director nominations not less than 90 days prior to the annual meeting of shareholders and not less than seven days after the date that a notice for a special meeting of shareholders for the election of directors is given. The Boulevard Certificate of Incorporation and Bylaws do not contain a similar provision.

  Classification of Board of Directors. The FBS Certificate of Incorporation and Bylaws provide for the classification of the FBS Board of Directors into three classes of approximately equal sizes. Directors in each class serve a term of three years, with directors in only one class standing for election in any given year. The Boulevard Certificate of Incorporation and Bylaws do not provide for a classified board.

  Shareholder Action by Written Consent. The Boulevard Bylaws provide that shareholders may take action by written consent signed by holders of at least that number of shares the votes of which would be required to take such action at a shareholders meeting. The FBS Certificate of Incorporation provides that no shareholder action may be taken by means of a written consent in lieu of a shareholders meeting.

  Removal of Directors. The FBS Certificate of Incorporation provides that shareholders may remove directors only for cause. The Boulevard Certificate of Incorporation and Bylaws do not contain a similar provision.

  Supermajority Voting. The FBS Certificate of Incorporation requires that certain "Business Combinations" (as defined) involving a "Related Person" (as defined) be approved by affirmative vote of at least 80% of the outstanding FBS voting shares, unless certain "fair price" requirements are met or the transaction is approved by the "Continuing Directors" (as defined). It also requires supermajority shareholder voting at the 80% level in order to amend certain provisions relating to fair price requirements and director numbers and classification. The Boulevard Certificate of Incorporation and Bylaws do not contain similar provisions.

  Shareholder Rights Plan. FBS has adopted a shareholder rights plan which may have certain anti-takeover effects. See "Description of FBS Capital Stock-- Common Stock--Preferred Stock Purchase Rights" herein for a description of this plan. Boulevard has not adopted a similar plan.

  General. The foregoing discussion of certain similarities and material differences between the rights of Boulevard shareholders and the rights of FBS shareholders under their respective Certificates of Incorporation and Bylaws is only a summary of certain provisions and does not purport to be a complete description of such similarities and differences, and is qualified in its entirety by reference to the Delaware General Corporation Law, the common law thereunder and the full text of the respective Certificates of Incorporation and Bylaws. Such Certificates of Incorporation and Bylaws are filed or incorporated by reference as exhibits to the Registration Statement of which this Proxy Statement/Prospectus is a part.

                                BUSINESS OF FBS

GENERAL

  FBS is a regional bank holding company headquartered in Minneapolis, Minnesota. FBS is comprised of 9 banks, 5 trust companies and several nonbank subsidiaries with more than 200 offices primarily in Minnesota, Colorado, Montana, North Dakota, South Dakota and Wisconsin. Through its subsidiaries, FBS provides commercial and agricultural finance, consumer banking, trust, capital markets, cash management, investment management, data processing, leasing, mortgage banking and brokerage services. At December 31, 1993, FBS and its consolidated subsidiaries had consolidated assets of $26.4 billion, consolidated deposits of $21.0 billion and shareholders' equity of $2.2 billion.

  The subsidiary banks of FBS engage in general commercial banking business, principally in domestic markets, and provide banking and ancillary services to individuals, businesses, institutional organizations, governmental entities and other financial institutions. The largest subsidiary bank, First Bank National Association ("FBNA"), had assets of $15.7 billion at December 31, 1993.

  FBS is a legal entity separate and distinct from its banking and non-banking affiliates. The principal sources of FBS' income are dividends, interest and fees from FBNA and the other banking and non-banking affiliates. The bank subsidiaries of FBS, including FBNA (the "Banks"), are subject to certain restrictions imposed by federal law on any extensions of credit to, and certain other transactions with, FBS and certain other affiliates, and on investments in stock or other securities thereof. Such restrictions prevent FBS and such other affiliates from borrowing from the Banks unless the loans are secured by various types of collateral. Further, such secured loans, other transactions and investments by any of the Banks are generally limited in amount as to FBS and as to each of such other affiliates to 10% of such Bank's capital and surplus and as to FBS and all of such other affiliates to an aggregate of 20% of such Bank's capital and surplus. In addition, payment of dividends to FBS by the subsidiary banks is subject to ongoing review by banking regulators and is subject to various statutory limitations and in certain circumstances requires approval by banking regulatory authorities.

  FBS was incorporated under Delaware law in 1929 and has functioned as a multi-bank holding company since that time. Its principal executive offices are located at First Bank Place, 601 Second Avenue South, Minneapolis, Minnesota 55402-4302 (telephone (612) 973-1111). For further information concerning FBS, see the FBS documents incorporated by reference herein as described under "Incorporation of Certain Documents by Reference."

RECENT DEVELOPMENTS

  FBS reported fourth quarter 1993 earnings of $95.9 million, an increase of $113 million from the fourth quarter 1992 loss of $17.1 million. On a per share basis, earnings were $.81 in the fourth quarter of 1993 compared to a loss of $.23 in the fourth quarter of 1992.

  Reported net income for the year 1993 totaled $298 million, including after-tax merger-related charges of $50 million recorded in the second quarter in connection with the acquisition of Colorado National Bankshares, Inc. Reported net income for 1992 was $311.8 million, which included net income of $157.3 million related to the cumulative effect of changes in accounting principles and charges on an after-tax basis of $81.8 million related to the acquisition of Western Capital Investment Corporation and Bank Shares Incorporated. Earnings per share were $2.39 in 1993 and $2.67 in 1992.

  Excluding merger-related charges and the cumulative effect of accounting changes, earnings of $95.9 million ($.81 per share) for the fourth quarter of 1993 were $31.2 million or 48.2% higher than the fourth quarter 1992 earnings of $64.7 million ($.54 per share) and earnings for the year 1993 of $348 million ($2.83 per share) were $111.7 million or 47.3% higher than the prior year's earnings of $236.3 million ($1.96 per share).

  The improvement in the fourth quarter 1993 earnings over the same period in 1992 resulted principally from an increase in net interest income on a taxable-equivalent basis of $30 million or 11.4% and a decrease in the provision for credit losses of $25.9 million or 49.0%. The 1992 provision included merger-related charges of $13.6 million. Also contributing to the strong results for the fourth quarter of 1993 was continuing progress on achieving cost savings from the integration of recent acquisitions. Compared with noninterest expense for the fourth quarter of 1992, excluding 1992 merger-related charges, noninterest expense for the quarter declined $3.3 million or 1.3%.

  The improvement in the 1993 annual earnings was due to the same factors. Net interest income on a taxable-equivalent basis increased $132.8 million, or 13% over 1992, the provision for credit losses decreased $58.2 million, or 31.7% from the 1992 provision (1992 included $13.6 million of merger-related charges) and 1993 noninterest expenses declined $13.8 million or 1.2%.

  Return on average assets was 1.45% in the fourth quarter of 1993 compared with a negative .28% in the fourth quarter of 1992. Excluding the merger-related charges, the 1992 fourth quarter return would have been 1.07%. For the year 1993, the return on average assets was 1.17%, compared to 1.32% for 1992.

  Nonperforming assets dropped to $226 million at the end of 1993, a decline of $186.1 million or 45.2% from the end of 1992 and a decrease of $40.8 million or 15.3% from the third quarter of 1993. The ratio of the allowance for credit losses to nonperforming loans continues to indicate strong reserve coverage, increasing to 269% at the end of 1993 from 179% at the end of 1992 and 233% at the end of the third quarter of 1993.

                             BUSINESS OF BOULEVARD

GENERAL

  Boulevard was incorporated in Delaware in 1981 and is conducting business as a bank holding company registered under the Bank Holding Company Act of 1956. At December 31, 1993 Boulevard and its consolidated subsidiaries had consolidated assets of $1.6 billion, consolidated deposits of $1.2 billion and shareholders' equity of $113.5 million. Boulevard presently owns four commercial banks as well as certain non-bank subsidiaries. Boulevard's banking operations provide a full range of retail and commercial banking and trust services to customers primarily within the greater Chicago metropolitan area.

  Boulevard's four subsidiary banks are Boulevard Bank National Association ("Boulevard Bank"), First National Bank of Des Plaines ("First Des Plaines"), Citizens National Bank of Downers Grove ("Citizens Bank") and National Security Bank of Chicago ("National Security").

  Boulevard Bank and its predecessors, National Boulevard Bank of Chicago and Boulevard Bridge Bank, have conducted operations in the Wrigley Building on Chicago's North Michigan Avenue since 1921. The principal offices of both Boulevard and Boulevard Bank continue to be in the Wrigley Building.

  First Des Plaines commenced business in 1913. First Des Plaines is headquartered in downtown Des Plaines, a suburban community of approximately 53,400 people located near O"Hare International Airport.

  National Security and its predecessor commenced business in 1906. National Security is headquartered in the West Town area of Chicago.

  Citizens Bank commenced business in 1940. Citizens Bank is headquartered in downtown Downers Grove, a suburban community of approximately 46,600 located west of Chicago in DuPage County.

  The banks offer a broad range of financial services to customers located in the greater Chicago metropolitan area. The banks furnish services in all areas of commercial banking, including demand, savings and time deposits, real estate, commercial and consumer loans, collection, exchange and safe deposit facilities, and other services tailored for individual and corporate customers. The banks' trust departments provide services as executor, administrator, trustee, conservator, guardian, custodian and agent, and a wide variety of services for employee benefit plans.

  Boulevard's principal non-bank subsidiary is Boulevard Technical Services ("BTS"). In 1990 BTS began providing centralized accounting, auditing, data processing, human resources and operations services to Boulevard and its banking subsidiaries.

  Boulevard is a legal entity separate and distinct from its banking and non-banking subsidiaries. Dividends and management fees received from the subsidiaries are Boulevard's principal source of income.

  Boulevard's executive offices are located in Suite 370, The Wrigley Building, 410 North Michigan Avenue, Chicago, Illinois 60611, telephone (312) 836-6500. For further information concerning Boulevard, see the Boulevard documents incorporated by reference herein as described under "Incorporation of Certain Documents by Reference."

RECENT DEVELOPMENTs

  Boulevard reported net income for the fourth quarter of 1993 of $1.9 million, or $.23 per share, representing an increase of 17% when compared to $1.6 million in the same period of 1992. Net income for the year ended December 31, 1993 totaled $7.3 million, or $.88 per share. This represents a 40% increase from $5.2 million for the year ended December 31, 1992, before the cumulative effect of an accounting change, or a 33% increase on a per share basis.

  In comparing 1993 results to the prior year, Boulevard reduced its provision for possible loan losses and noninterest expenses were again lower, indicating continued improvement in asset quality and cost control. The results include the various expenses incurred in connection with the pending merger with FBS. Boulevard experienced growth in noninterest income, which rose 16% before security gains. These results were partially offset by a decrease in net interest income from a year ago, primarily due to an overall decline in the yield on earning assets as the mix of assets shifted to securities from loans. In addition, Boulevard recognized certain State tax benefits associated with previous years' tax losses and reduced its deferred tax asset valuation allowance.

  Return on average assets was .47% for the fourth quarter of 1993 compared with .42% for the fourth quarter of 1992. For the year 1993, the return on average assets was .48%, compared to .22% for 1992.

   Nonperforming assets, comprised of nonaccruing and restructured loans and other real estate, totaled $31.2 million at December 31, 1993, down 41% from $52.5 million a year ago and up slightly from $30.3 million at September 30, 1993.

                      SELECTED FINANCIAL DATA OF BOULEVARD

  The following table sets forth selected financial data for Boulevard for the nine months ended
September 30, 1993 and 1992 and for each of the five years in the period ended December 31, 1992. Such data should be read in conjunction with the consolidated interim financial statements and notes thereto and the consolidated annual financial statements and notes thereto of Boulevard included elsewhere or incorporated by reference herein. Results of operations for the interim periods are not necessarily indicative of that which may be expected for the entire year.

                                NINE MONTHS
(dollars in thousands,      ENDED SEPTEMBER 30,              FOR THE YEARS ENDED DECEMBER 31,
except per share amounts)  ---------------------  ---------------------------------------------------------
                              1993       1992        1992        1991        1990        1989       1988
                           ---------- ----------  ----------  ----------  ----------  ---------- ----------
Interest income..........  $   69,268 $   81,599  $  107,230  $  127,701  $  152,014  $  155,563 $  134,859
Interest expense.........      31,094     39,572      51,820      72,788      90,490      91,419     75,075
                           ---------- ----------  ----------  ----------  ----------  ---------- ----------
Net interest income......      38,174     42,027      55,410      54,913      61,524      64,144     59,784
Provision for possible
 loan losses.............       1,810      4,668       5,948      15,624      60,655      10,570      4,248
Other operating income...      17,455     15,604      21,444      19,618      14,391      13,472     14,541
Other operating expenses.      46,507     48,060      63,842      64,344      57,502      55,705     51,592
                           ---------- ----------  ----------  ----------  ----------  ---------- ----------
Income (loss) before
 income taxes............       7,312      4,903       7,064      (5,437)    (42,242)     11,341     18,485
Income taxes (benefit)...       1,927      1,332       1,845      (3,140)    (18,097)      2,627      5,019
                           ---------- ----------  ----------  ----------  ----------  ---------- ----------
Income (loss) before
 accounting change.......       5,385      3,571       5,219      (2,297)    (24,145)      8,714     13,466
Cumulative effect of
 accounting change.......         --      (1,826)     (1,826)        --          --          --         --
                           ---------- ----------  ----------  ----------  ----------  ---------- ----------
Net income (loss)........  $    5,385 $    1,745  $    3,393  $   (2,297) $  (24,145) $    8,714 $   13,466
                           ========== ==========  ==========  ==========  ==========  ========== ==========
Per Common Share Data:
 Net income (loss).......  $     0.65 $     0.23  $     0.44  $    (0.28) $    (3.38) $     1.20 $     1.79
 Cash dividend declared..        0.05        --          --          --         0.36        0.48       0.45
 Book value..............       13.24      12.43       12.63       12.33       12.58       15.81      15.07
Weighted average common
 and common equivalent
 shares outstanding......   8,331,996  8,259,995   8,263,106   7,870,680   7,077,431   8,096,156  8,063,805
Consolidated Average
 Balance Sheet Data:
 Total assets............  $1,496,781 $1,494,863  $1,511,101  $1,544,562  $1,649,933  $1,602,308 $1,519,600
 Net loans...............     731,217    880,018     867,375   1,014,764   1,153,139   1,164,985  1,060,887
 Total deposits..........   1,202,003  1,271,000   1,275,984   1,322,616   1,428,371   1,383,847  1,304,565
 Long-term debt..........      14,214     14,113      14,026      13,902      12,857      15,869     17,604
 Non-redeemable preferred
  stock and common
  shareholders' equity...     105,757     99,834     100,479     100,367     112,375     114,345    104,487
Return on average total
 assets based on net
 income..................       0.48%      0.16%       0.22%     (0.15)%     (1.46)%       0.54%      0.89%
Return on average common
 shareholders' equity
 based on net income.....       6.58%      1.59%       2.76%     (3.31)%    (21.49)%       7.58%     12.81%
Average common
 shareholders' equity to
 average total assets....       6.40%      6.01%       5.99%       5.96%       6.81%       7.13%      6.86%
Tier 1 Capital to total
 risk-based assets at
 period end..............      10.75%      9.29%       9.29%       8.68%       6.40%         N/A        N/A
Total Capital to total
 risk-based assets at
 period end..............      12.27%     11.23%      10.76%      10.60%       8.70%         N/A        N/A
Leverage ratio (Tier 1
 capital to total average
 quarterly assets).......       6.53%      6.48%       6.25%       6.19%       5.20%         N/A        N/A
Non-performing loans to
 total loans at period-
 end.....................       2.44%      3.06%       4.14%       4.15%       3.88%       1.47%      1.03%
Allowance for possible
 loan losses to total
 loans at period-end.....       3.02%      2.90%       2.88%       3.14%       3.21%       1.31%      1.22%
Net charge-offs to
 average total loans.....       0.75%      0.97%       1.24%       2.21%       3.33%       0.76%      0.17%
Net interest margin......       3.90%      4.30%       4.20%       4.17%       4.36%       4.68%      4.63%

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF BOULEVARD

  The following discussion and analysis provides information regarding Boulevard's financial condition and results of operations for the three month and nine month periods ended September 30, 1993 and 1992, and for the years ended December 31, 1992, 1991 and 1990. This discussion should be read in conjunction with the consolidated interim financial statements and notes thereto and the consolidated annual financial statements and notes thereto of Boulevard included elsewhere, or incorporated by reference, in this Proxy Statement/Prospectus. Results of operations for the interim periods are not necessarily indicative of that which may be expected for the entire year. Ratios for the three month and nine month periods are presented on an annualized basis.

EARNINGS ANALYSIS

 Net Income

  Net income for the quarter ended September 30, 1993 was $2.0 million compared with $1.5 million for the same period of the previous year, an increase of 29.8%. Earnings per share was 24 cents this quarter, compared to 19 cents for the same period of 1992.

  Net income for the nine months ended September 30, 1993 was $5.4 million, or 65 cents per share. Income before the cumulative effect of an accounting change increased 50.8% from $3.6 million, or 45 cents per share for the nine months ended September 30, 1992. For the first nine months of 1992, Boulevard reported net income, including the cumulative effect of the January 1, 1992 adoption of Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes," of $1.7 million, or 23 cents per share.

  The improvement in earnings for the three months ended September 30, 1993 compared to the same period of 1992 was attributable to a lower provision for possible loan losses ($300,000 compared to a $994,000 or a 69.8% decrease), a $562,000 or 11.5% increase in other operating income reflecting increased revenues from deposit account services, as well as a $668,000 (4.2%) decrease in other operating expenses.

  The improvement in other operating expenses is comprised of a decrease in salaries and employee benefits offset by fees for certain document processing services. In addition, expenses related to other real estate decreased by $616,000 offset in part by $243,000 in expenses related to the pending acquisition by FBS. All other operating expenses in aggregate decreased $344,000 compared to third quarter 1992. The positive comparison of operating income and expense was offset by a decrease of $1.6 million (11.2%) in net interest income.

  Comparing earnings for the nine months ended September 30, 1993 and 1992, the provision for possible loan losses was $2.9 million or 61.2% lower reflecting improved asset quality. Other operating income increased $1.9 million or 11.9%. Security gains decreased by $1.6 million offset by an increase of a like amount from the sale of consumer and residential real estate mortgage loans. Gains on sale of assets was $627,000 compared to a loss of $227,000 for the same period during 1992. Investment advisory fees for mutual funds contributed $247,000 to operating income during the nine months of 1993. A $1.0 million decrease in expenses related to other real estate and $588,000 decrease in legal expense contributed significantly to a $1.6 million (3.2%) decrease in operating expenses. Increases in the cost of document processing services ($650,000) and FDIC premiums ($219,000) were offset by decreases in employee related costs, lower core deposit amortization and reduced corporate insurance premiums. Similar to the three month comparison, net interest income decreased 9.2% or $3.9 million reflecting the decline in the net interest margin as loan demand remained soft and the interest earning asset mix has shifted to an increasing concentration in securities.

  Return on assets was .48% during the first nine months of 1993 compared to .16% for the first nine months of 1992. Return on common equity was 6.58% during the first nine months of 1993 compared to 1.59% during the same period of last year.

  For 1992, Boulevard reported net income of $3.4 million, or $.44 per share, after a charge of $1.8 million, or $.22 per share, for the cumulative effect of a change in the method of accounting for income taxes, compared to a net loss of $2.3 million, or $.28 per share for 1991. Income before income taxes increased to

$7.1 million for 1992 from a loss of $5.4 million for 1991. The principal factors in the improvement in 1992 over 1991 were a decrease in the provision for possible loan losses of $9.7 million, an increase in other operating income of $1.8 million and a decrease in expenses related to other real estate of $2.6 million, reflecting the improvement in the level of non-performing assets and Boulevard's focus on non-credit revenue.

  In 1991, Boulevard's net loss decreased $21.8 million (90%) to $2.3 million, from a net loss of $24.1 million for the previous year. The principal reason for this decrease was a lower provision for loan losses ($45.0 million) and higher other operating income ($5.2 million) which were offset in part by higher operating expenses ($6.8 million) and lower net interest income ($6.6 million).

 Net Interest Income

  Net interest income, or the difference between interest earned on interest earning assets such as loans and securities and interest paid on sources of funds such as deposits and borrowings, is a significant component of Boulevard's earnings. Net interest income is affected by changes in both the balances of and interest rates on interest earning assets and interest bearing liabilities and the amount of interest earning assets funded with non-interest bearing deposits.

  Net interest income has declined $3.9 million to $38.2 million during the nine months ended September 30, 1993 as compared to the same period of 1992. Boulevard's net interest spread (the difference between average interest rate earned and average interest rate paid) decreased to 3.43% during the first nine months of 1993 from 3.75% during the nine months ended September 30, 1992. This decline reflects a reduction in loans, which yield at higher interest rates, and the redeployment of those funds to securities, which have lower yields. Specifically, the average yield on loans outstanding for the first nine months of 1993 was 8.41%, while average yields on securities was 5.42% for the same period. Comparable average yields for the nine months ended September 30, 1992 were 9.05% and 7.13% for loans and securities, respectively. Average loans as a percentage of total average interest earning assets decreased to 54.9% during the first nine months of 1993 from 66.1% during the first nine months of 1992. As of September 30, 1993, securities made up 55.6% of interest earning assets compared to 38.8% as of December 31, 1992.

  The following table sets forth the changes in interest income and interest expense attributable to volume and rate variances comparing fiscal 1992 to 1991 and 1991 to 1990. Change due to volume is calculated by multiplying the annual change in volume by the prior year's rate. The rate variance is calculated by multiplying the annual change in rate by the prior year's volume. Changes which are not solely due to change in volume or rate are allocated to volume and rate changes on the basis of the absolute amount of volume and rate changes.

                           YEAR ENDED DECEMBER 31,       YEAR ENDED DECEMBER 31,
(dollars in thousands)    ----------------------------  ----------------------------
                                1992 OVER 1991                1991 OVER 1990
                          ----------------------------  ----------------------------
                           VOLUME     RATE     TOTAL     VOLUME     RATE     TOTAL
                          --------  --------  --------  --------  --------  --------
Interest-Earning Assets:
 Investment securities*.  $ 10,616  $ (5,671) $  4,945  $  4,586  $   (705) $  3,881
 Interest-bearing time
  deposits in other
  banks.................      (188)     (189)     (377)   (1,030)     (204)   (1,234)
 Other short-term
  investments...........      (481)     (861)   (1,342)   (1,577)   (1,813)   (3,390)
 Loans*.................   (13,820)  (10,636)  (24,456)  (14,417)  (10,395)  (24,812)
                          --------  --------  --------  --------  --------  --------
  Total.................    (3,873)  (17,357)  (21,230)  (12,438)  (13,117)  (25,555)
Interest-Bearing
 Liabilities:
 Savings and interest-
  bearing demand
  deposits..............       893    (8,838)   (7,945)      560    (2,592)   (2,032)
 Other time deposits....    (2,962)   (8,457)  (11,419)   (7,182)   (8,222)  (15,404)
 Short-term borrowings..       814    (2,451)   (1,637)      990    (1,344)     (354)
 Long-term borrowings...        16        17        33       139       (51)       88
                          --------  --------  --------  --------  --------  --------
  Total.................    (1,239)  (19,729)  (20,968)   (5,493)  (12,209)  (17,702)
                          --------  --------  --------  --------  --------  --------
  Net Interest Income
   Change...............  $ (2,634) $  2,372  $   (262) $ (6,945) $   (908) $ (7,853)
                          ========  ========  ========  ========  ========  ========

- --------
  *Interest income includes taxable-equivalent adjustments used to adjust interest on tax-exempt assets to a fully taxable basis.

  Net interest income decreased moderately by $262,000 in 1992 as a result of decreases in interest-earning assets and interest-bearing liabilities and decreases in interest rates. Both interest-earning assets and interest-bearing liabilities declined 1.2%. The average rate on interest-earning assets decreased from 9.51% to 8.05% and the average rate on interest-bearing liabilities decreased from 6.08% to 4.38%. In response to the falling rate environment throughout 1992, management has effectively managed the levels and maturity characteristics of Boulevard's interest bearing assets and liabilities. Through specific hedging strategies, lending practices and deposit origination programs, Boulevard has limited its exposure to falling rates while remaining focused on its strategic markets.

  The decrease in net interest income in 1991 was due to decreases in both volume and interest rates. Average earning assets decreased $120.5 million in 1991 and average interest-bearing liabilities decreased $73.9 million. The average rates on interest-earning assets decreased from 10.46% to 9.51% and the average rates on interest-bearing liabilities decreased from 7.12% to 6.08%.

  The net interest margin (net interest income on a fully taxable equivalent basis divided by total interest earning assets) decreased to 3.90% during the first nine months of 1993 from 4.30% for the first nine months of 1992. The changing composition of interest earning assets toward the lower yielding securities has had a negative effect on the net interest margin partially offset by a decrease in the funding cost of interest bearing liabilities. During comparable nine month periods for 1993 and 1992 the average cost of funding sources decreased 85 basis points to 3.12%.

  In order to minimize exposure to interest rate volatility Boulevard utilizes interest rate swap agreements ("Swaps"). By using Swaps to hedge certain assets and liabilities, Boulevard has reduced the effect of changes in interest rates on net interest income. Swaps have increased net interest income $3.1 million for the nine months ended September 30, 1993 compared to $1.9 million for the same period during 1992.

  The net interest margin decreased from 4.36% in 1990 to 4.17% in 1991 and then increased to 4.20% in 1992. The net interest spread (the difference between the average interest rate earned and the average interest rate paid) increased from 3.34% in 1990 to 3.43% in 1991 and to 3.67% in 1992. Despite decreases in loans, typically the assets with the highest yields, as a percentage of total interest-earning assets to 64% in 1992 from 74% in 1991 and 78% in 1990, the net interest spread has increased over this same period. Interest-bearing liabilities funded 86% of interest-earning assets in 1990, and 88% in 1991 and 1992. The positive variance between 1992 and 1991 in net interest spread and margin are in part attributable to the decrease in non-earning assets of $16.9 million during 1992. Decreases in non-performing loans and other real estate of $4.1 million and $5.6 million, respectively, during 1992 contributed to this decline with a corresponding positive effect on net interest spread and margin.

  The following table reflects the components of net interest income, setting forth, for the periods indicated: (i) average assets, liabilities and shareholders' equity, (ii) interest income earned on interest-earning assets, interest expense paid on interest-bearing liabilities, and net interest income,
(iii) average rates earned on interest-earning assets and average rates paid on interest-bearing liabilities, (iv) net interest spread, and (v) net interest margin.

                                                   YEARS ENDED DECEMBER 31,
(dollars in thousands)   -------------------------------------------------------------------------------
                                   1992                       1991                       1990
                         -------------------------  -------------------------  -------------------------
                          AVERAGE                    AVERAGE                    AVERAGE
                          BALANCE   INTEREST RATE    BALANCE   INTEREST RATE    BALANCE   INTEREST RATE
                         ---------- -------- -----  ---------- -------- -----  ---------- -------- -----
ASSETS
Interest-Earning
 Assets:
 U.S. Treasury and
  federal agency
  securities...........  $  405,300 $ 26,998  6.66% $  252,710 $ 21,153  8.37% $  174,499 $ 15,101  8.65%
 State, county and
  municipal securities
  (1)..................      11,987    1,157  9.65      18,270    1,856 10.16      28,259    2,851 10.09
 Other securities......      18,506    1,423  7.69      18,921    1,624  8.58      33,403    2,800  8.38
                         ---------- --------        ---------- --------        ---------- --------
 Total investment
  securities...........     435,793   29,578  6.79     289,901   24,633  8.50     236,161   20,752  8.79
 Interest-bearing time
  deposits in other
  banks................         --       --              4,946      377  7.62      18,090    1,611  8.91
 Other short-term
  investments..........      42,695    1,518  3.56      52,813    2,860  5.42      75,515    6,250  8.28
 Net loans (1)(2)(3)...     867,375   77,237  8.90   1,014,764  101,693 10.02   1,153,139  126,505 10.97
                         ---------- --------        ---------- --------        ---------- --------
 Total interest-earning
  assets...............   1,345,863  108,333  8.05   1,362,424  129,563  9.51   1,482,905  155,118 10.46
                                    --------                   --------                   --------
Other Assets:
 Cash and due from
  banks................      69,187                     71,067                     85,272
 Premises and
  equipment, net.......      23,703                     25,395                     26,673
 Other assets..........      72,348                     85,676                     55,083
                         ----------                 ----------                 ----------
 Total assets..........  $1,511,101                 $1,544,562                 $1,649,933
                         ==========                 ==========                 ==========
LIABILITIES AND SHAREHOLDERS'
 EQUITY
Interest-Bearing
 Liabilities:
 Savings and interest
  bearing demand
  deposits.............  $  465,681 $ 14,638  3.14% $  447,356 $ 22,583  5.05% $  437,218 $ 24,615  5.63%
 Other time deposits
  (3)..................     598,643   31,342  5.24     645,790   42,761  6.62     744,765   58,165  7.81
                         ---------- --------        ---------- --------        ---------- --------
 Total interest-bearing
  deposits.............   1,064,324   45,980  4.32   1,093,146   65,344  5.98   1,181,983   82,780  7.00
 Short-term borrowings.     104,388    3,969  3.80      89,658    5,606  6.25      75,720    5,960  7.87
 Long-term borrowings..      14,026    1,871 13.34      13,902    1,838 13.22      12,857    1,750 13.61
                         ---------- --------        ---------- --------        ---------- --------
 Total interest-bearing
  liabilities..........   1,182,738   51,820  4.38   1,196,706   72,788  6.08   1,270,560   90,490  7.12
                                    -------- -----             -------- -----             -------- -----
Net Interest Spread....                       3.67%                      3.43%                      3.34%
                                             =====                      =====                      =====
Other Liabilities and
 Shareholders' Equity:
 Demand deposits.......     211,660                    229,470                    246,388
 Other liabilities.....      16,224                     18,019                     20,610
 Shareholders' equity..     100,479                    100,367                    112,375
                         ----------                 ----------                 ----------
 Total liabilities and
  shareholders' equity.  $1,511,101                 $1,544,562                 $1,649,933
                         ==========                 ==========                 ==========
Net Interest Income....             $ 56,513                   $ 56,775                   $ 64,628
                                    ========                   ========                   ========
Net Interest Margin:
 Total interest income/
  average earnings
  assets...............                       8.05%                      9.51%                     10.46%
 Total interest
  expense/ average
  earning assets.......                       3.85                       5.34                       6.10
                                             -----                      -----                      -----
Net interest margin....                       4.20%                      4.17%                      4.36%
                                             =====                      =====                      =====

- --------
(1) Interest includes taxable-equivalent adjustments of $1,103 in 1992, $1,862 in 1991 and $3,104 in 1990 used to adjust interest on tax-exempt assets to a fully taxable basis.
(2) Net loans include non-accrual loans but are after deducting unearned income and allowance for possible loan losses.

(3) Interest includes the effects of interest rate swap contracts accounted for as hedges. The effect of these hedging strategies was to increase net interest income $2,200 in 1992, $563 in 1991 and $130 in 1990.

PROVISION FOR POSSIBLE LOAN LOSSES

  A provision for possible loan losses is charged against income based on the size and quality of the loan portfolio measured against prevailing economic conditions.

  On a quarterly basis, management reviews the adequacy of the allowance for possible loan losses. During this process, management considers numerous factors, including the overall level of the allowance for possible loan losses, the levels and quality of non-performing loans including non-accrual loans, management's collection strategies, and the overall inherent risk of loss considered to exist in the loan portfolio. Through this analysis, management identifies those loans which it believes will most likely result in some loss to Boulevard and a portion of the allowance is specifically allocated to those problem credits. Additionally, a portion of the allowance is allocated to the major categories of loans based upon the perceived risk within each category. The remaining portion of the allowance for possible loan losses is categorized as unallocated.

  Boulevard's provision for loan losses decreased to $1.8 million during the first nine months of 1993 from $4.7 million during the first nine months of 1992, while the allowance for possible loan losses as a percentage of total loans as of period end increased to 3.02% as of September 30, 1993 from 2.88% as of December 31, 1992 and 2.90% as of September 30, 1992. Net charge-offs decreased to $5.1 million during the nine months ended September 30, 1993 from $8.8 million during the nine months ended September 30, 1992. A significant component of net charge-offs for 1993 was a third quarter charge of $4.3 million related to a single credit.

  The provision for loan losses has decreased in the last two years from $60.7 million in 1990 to $15.6 million in 1991 and to $5.9 million in 1992. These decreases relate to the decline in net loan charge-offs from $39.0 million to $23.2 million to $11.1 million in these same periods and to the lower levels of non-performing loans which decreased from $44.7 million to $38.8 million to $34.7 million at December 31, 1990, 1991 and 1992, respectively.

  The high level of loan loss provision in 1990 was due to a decrease in the allowance for possible loan losses because of $39.0 million in net charge-offs for the year. The increased provision also provided for increasing risk levels associated with the overall portfolio, including the increase in non-performing loans at December 31, 1990 to $44.7 million from $17.5 million the year before.

  The following table shows activity affecting the allowance for possible loan losses:

                                          YEARS ENDED DECEMBER 31,
(dollars in thousands)      ----------------------------------------------------
                              1992      1991       1990       1989       1988
                            -------- ---------- ---------- ---------- ----------
Average Loans Outstanding.  $894,799 $1,047,638 $1,171,247 $1,179,630 $1,073,503
                            ======== ========== ========== ========== ==========
Allowance for Possible
 Loan Losses:
 Balance at beginning of
  year....................  $ 29,333 $   36,913 $   15,575 $   13,930 $   11,374
 Loans charged off:
  Commercial, industrial
   and financial..........     7,093     18,017     18,119      7,392      1,006
  Real estate-construc-
   tion...................     4,045      4,651     13,513        --         --
  Real estate-mortgage....     1,687      4,465      3,017         37        751
  Consumer................     2,526      4,363      5,053      3,259      1,136
                            -------- ---------- ---------- ---------- ----------
   Total charge-offs......    15,351     31,496     39,702     10,688      2,893
                            -------- ---------- ---------- ---------- ----------

                                        YEARS ENDED DECEMBER 31,
(dollars in thousands)    --------------------------------------------------------
                            1992       1991        1990        1989        1988
                          --------  ----------  ----------  ----------  ----------
Recoveries:
 Commercial, industrial
  and financial.........     1,797       6,470         345       1,564         951
 Real estate-construc-
  tion..................        58          29         --          --          --
 Real estate-mortgage...       927         467           2         --           38
 Consumer...............     1,439       1,326         359         199         117
                          --------  ----------  ----------  ----------  ----------
   Total recoveries.....     4,221       8,292         706       1,763       1,106
                          --------  ----------  ----------  ----------  ----------
Net loans charged off...    11,130      23,204      38,996       8,925       1,787
Provision for loan loss-
 es.....................     5,948      15,624      60,655      10,570       4,248
Allowance applicable to
 loans sold.............       --          --         (321)        --          --
Acquisition of subsidi-
 ary....................       --          --          --          --           95
                          --------  ----------  ----------  ----------  ----------
Balance at the end of
 year...................  $ 24,151  $   29,333  $   36,913  $   15,575  $   13,930
                          ========  ==========  ==========  ==========  ==========
Net Charge-Offs as a
 Percentage of Average
 Loans..................      1.24%       2.21%       3.33%       0.76%       0.17%
                          ========  ==========  ==========  ==========  ==========
Allowance for Possible
 Loan Losses as a
 Percentage of Total
 Loans at Period End....      2.88%       3.14%       3.21%       1.31%       1.22%
                          ========  ==========  ==========  ==========  ==========
Allowance for Loan
 Losses as a Percentage
 of Non-Performing Loans
 at Period End..........     69.60%      75.55%      82.57%      88.94%     118.50%
                          ========  ==========  ==========  ==========  ==========

  The allowance for possible loan losses as a percentage of non-performing loans increased to 123.66% as of September 30, 1993 from 69.60% as of December 31, 1992 and from 94.64% as of September 30, 1992.

  The allowance for possible loan losses as a percentage of total loans as of December 31, 1992 was 2.88%, down from 3.14% as of year-end 1991. This decrease reflects the lower level of the allowance partially offset by the decline in loans and is consistent with the decline in the level of non-performing loans. The allowance as a percentage of non-performing loans declined to 69.6% at December 31, 1992, continuing a trend from previous years. In reviewing this decline, it is important to note that for many of the remaining non-performing loans management does not expect any future losses.

  The allocation of the allowance for possible loan losses, by major categories of loans at the dates indicated, is summarized in the following table:

                                                     DECEMBER 31,
(dollars in thousands)   ---------------------------------------------------------------------
                             1992          1991          1990          1989          1988
                         ------------- ------------- ------------- ------------- -------------
                         AMOUNT   %*   AMOUNT   %*   AMOUNT   %*   AMOUNT   %*   AMOUNT   %*
                         ------- ----- ------- ----- ------- ----- ------- ----- ------- -----
Commercial, industrial
 and financial.......... $ 9,826  34.9 $10,101  33.1 $16,812  44.0 $ 8,130  46.9 $ 5,778  48.5
Real estate-
 construction...........   2,734   4.0   4,598   6.8   5,350   6.8   3,031   5.3   1,217   2.7
Real estate-mortgage....   4,072  37.9   7,691  40.4   7,811  34.0     757  27.7     866  24.0
Consumer................   3,307  23.2   2,038  19.7   1,981  15.2   2,274  20.1   1,943  24.8
Not allocated...........   4,212   N/A   4,905   N/A   4,959   N/A   1,383   N/A   4,126   N/A
                         ------- ----- ------- ----- ------- ----- ------- ----- ------- -----
 Total.................. $24,151 100.0 $29,333 100.0 $36,913 100.0 $15,575 100.0 $13,930 100.0
                         ======= ===== ======= ===== ======= ===== ======= ===== ======= =====

- --------
*Percentage of loans in each category to total loans.

  Commercial real estate loans represented approximately 29% and 40% of 1991 and 1990 charge-offs, respectively, and approximately 51% and 50% of December 31, 1991 and 1990, non-performing loans, respectively, which is well in excess of commercial real estate's 27% and 25% share of Boulevard's loan portfolio. This disproportionate increase in real estate credit difficulties reflected a considerable weakening of local area commercial real estate values and a slow-down in overall real estate activity.

  During 1990, management responded to the worsening economic environment by increasing the provision each quarter ($1.9 million, $11.8 million, $16.8 million and $30.0 million, for the first through fourth quarters, respectively) and devoting more resources to credit evaluation procedures. As part of the deliberations for the fourth quarter's $30.0 million provision, management performed an extensive review of the portfolio utilizing experienced personnel not directly involved with the loans and re-evaluated its various collection strategies. Management also considered the results of recently obtained appraisals which reflected the harsh decline in the real estate market during the year and the results of examinations by regulatory authorities. In addition to the allocations to specific loans, the allocation to the major categories of loans as of December 31, 1990 was substantially more than the amounts allocated at December 31, 1989 because of the perceived increased level of risk within each category. Finally, because of the uncertainties facing the national economy and the potential effects on Boulevard's customers, management determined that the unallocated portion of the allowance for loan losses at December 31, 1990 should be at $5.0 million compared to $1.4 million at the prior year-end. In 1992 and 1991, management continued its extensive reviews of the loan portfolio and because of the continuing uncertainties facing the national economy and the potential effects on Boulevard's customers, management determined that the unallocated portion of the allowance for possible loan losses should be maintained at the level of $4.2 million and $4.9 million at December 31, 1992 and 1991, respectively.

OTHER OPERATING INCOME

  Total other operating income during the first nine months of 1993 increased 11.9% to $17.5 million from $15.6 million during the first nine months of 1992. Service charge income increased $807,000 or 18.8% reflecting the results of management's increased emphasis on noncredit revenue sources. Security gains decreased $1.6 million to $786,000 during the first nine months of 1993 as compared to the same period last year; there were no sales of securities during the third quarter of 1993. All securities sold during 1993 ($67.6 million) were classified as available-for-sale as of December 31, 1992. Boulevard utilizes securities available-for-sale primarily to provide liquidity.

  Other income increased $2.2 million during the first nine months of 1993 to $6.0 million from $3.7 million during the corresponding period of 1992. Included for 1993 are increases of $2.4 million in income from the sale and securitization of consumer loans as well as residential real estate mortgage loan sales and originations. Additionally, gains on the disposal of other real estate ($447,000) and sale of document processing equipment ($180,000) were recorded during the nine months ended September 30, 1993. The loss on sale of assets for the nine months ended September 30, 1992 ($227,000) resulted primarily from the sale of real estate received in satisfaction of debt.

  As shown in the following table, other operating income increased 36% from $14.4 million in 1990 to $19.6 million in 1991, and increased 9.3% in 1992 to $21.4 million.

                                                          YEARS ENDED DECEMBER
                                                                   31,
      (dollars in thousands)                             -----------------------
                                                          1992    1991    1990
                                                         ------- ------- -------
      Trust department income........................... $ 6,906 $ 6,376 $ 5,695
      Service charges...................................   5,875   5,526   5,210
      Security gains....................................   2,922   4,622      36
      Other income......................................   5,741   3,094   3,450
                                                         ------- ------- -------
       Total............................................ $21,444 $19,618 $14,391
                                                         ======= ======= =======

  In 1992, a significant portion of the increase in other operating income is due to other income of $1.1 million from the termination of two agreements relating to previous securitizations of consumer loans and to gains of $1.9 million from sales of residential real estate mortgage loans. The increases in other income, trust department income and service charges were partially offset by a decrease in security gains of $1.7 million, to $2.9 million. In 1991, $169.6 million in investment securities were sold resulting in security gains of $4.6 million. Although it is Boulevard's general policy to hold investment securities to maturity, these sales were made as part of Boulevard's overall management of interest rate risk as well as to improve capital ratios. The increase in other operating income of $5.2 million in 1991 was primarily due to the $4.6 million increase in security gains and by increases in trust department income and service charges, offset by a decrease in other income.

OTHER OPERATING EXPENSES

  Other operating expenses decreased 3.2% to $46.5 million during the first nine months of 1993 from $48.1 million for the same period during 1992.

  Salaries and benefits decreased to $20.8 million during the first nine months of 1993 or 1.3% from $21.1 million for the same period during 1992. This net decrease includes a reduction of salaries of 7.4%, related to a decrease in the number of employees due to cost control efforts, as well as the outsourcing of certain document processing services. These reductions were offset by an increase in benefits, principally pension, retiree medical and incentive compensation costs. The effects of the cost control and outsourcing efforts are more dramatic when analyzing salaries and wages during the third quarter of 1993, compared to 1992, evidencing a 10.4% reduction.

  Boulevard has adopted Statement of Financial Accounting Standards ("SFAS") No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," effective January 1, 1993 and is amortizing the accumulated postretirement obligation at that date, approximately $3.6 million, over 20 years. Expense recorded for the first nine months of 1993 amounted to $346,000.

  Other expenses for the first nine months of 1993 decreased $1.5 million (7.6%) to $18.4 million from $19.9 million during 1992. Lower costs associated with other real estate, corporate insurance, legal expenses, and a decrease in the amortization expense for core deposit intangibles served to more than offset an increase in FDIC insurance premiums and the service fees for certain document processing activities.

  Excluding the effects of expenses related to other real estate, other operating expenses decreased 2.7% during the first nine months of 1993 compared to the same period last year.

  Boulevard's other operating expenses of $63.8 million in 1992 represented a $500,000 (.8%) decrease over the $64.3 million expense for 1991. Such expenses increased $6.8 million (12%) to $64.3 million in 1991, from $57.5 million in 1990. In 1992, salaries and employee benefits increased $414,000 or 1.5% as a result of increases in employee medical insurance and incentive compensation offset by a reduction in pension expenses. Decreases in occupancy and equipment expenses were relatively moderate in 1992. The decrease in other expenses was primarily due to a reduction in expenses related to other real estate of $2.6 million partially offset by increases in other items which included an increase in data processing expenses of $487,000 reflecting the first full year of amortization of software acquired in conjunction with the data processing services agreement entered into in 1990.

  Excluding the effects of expenses related to other real estate, total other operating expenses increased 3.5% in 1992. In 1991, other expense increased $8.2 million (43%) to $27.0 million and was offset in part by modest decreases in salaries and employee benefits (which in 1991 included no incentive compensation), net occupancy expense and equipment expense. The $8.2 million increase in other expense was primarily due to a $5.6 million increase in expenses related to the carrying cost and writedown of other real estate. Other categories of expense with substantial increases were data processing ($1.5 million), FDIC insurance ($1.1 million) and legal expense ($1.0 million). The increase in FDIC insurance is the result of the increase in insurance premium rates.

  The following table shows other operating expense information for the periods indicated:

                                                         YEARS ENDED DECEMBER
                                                                  31,
      (dollars in thousands)                            -----------------------
                                                         1992    1991    1990
                                                        ------- ------- -------
      Salary and employee benefits..................... $28,133 $27,719 $28,089
      Net occupancy expense............................   6,058   6,090   6,206
      Equipment expense................................   3,337   3,526   4,361
      Other expense....................................  26,314  27,009  18,846
                                                        ------- ------- -------
       Total........................................... $68,842 $64,344 $57,502
                                                        ======= ======= =======

INCOME TAXES

  Boulevard recorded income tax expense of $1.9 million and $1.3 million for the nine months ended September 30, 1993 and 1992, respectively. The income taxes on a taxable-equivalent basis were 32.8% for 1993 and 37.9% for 1992.

  Boulevard recorded income tax expense (benefit) of $1.8 million, ($3.1 million) and ($18.1 million) for the years ended December 31, 1992, 1991 and 1990, respectively. Income taxes as a percent of loss before income taxes were 42.8% in 1990 and 57.8% in 1991 primarily because of the losses in 1990 and 1991 and the carryback of a portion of these losses to years when the tax rate was 46%. For 1992, income taxes as a percent of income before income taxes was 26.1%. Income tax expense or benefit on a taxable equivalent basis was 36.1%, 35.8% and 38.3% in 1992, 1991 and 1990, respectively.

  Boulevard adopted Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," effective January 1, 1992. Boulevard has net deferred tax assets of $9.1 million as of December 31, 1992, after deducting a $500,000 valuation allowance. Management determined the level of the valuation allowance taking into consideration expected future earnings, the timing of reversal of temporary differences and carryback availability. Earnings are expected to improve in the coming years as non-performing assets and the provision for possible loan losses continue to decline and net interest income and other operating income increase.

BALANCE SHEET ANALYSIS

  Total assets as of September 30, 1993 were $1.7 billion, up $103.6 million, or 6.6%, from year-end 1992. Earning assets increased 7.5% during the first nine months of 1993 and represented 89.2% of total assets as of September 30, 1993 compared to 88.4% as of December 31, 1992. Interest bearing liabilities increased 3.9% during the first nine months of 1993 and were 83.6% of earning assets as of September 30, 1993 and were 86.6% as of December 31, 1992.

  As a result of continued slow general economic conditions and weak loan demand, the balance sheet reflects decreases in loans and increases in securities. Total assets at December 31, 1992 were $1,564 million, up only $22 million or 1.4% from year-end 1991. Average earning assets decreased 1.2% in 1992 and represented 89.1% of average total assets for 1992.

SECURITIES

  Securities increased $290.5 million or 54.2% to $826.2 million as of September 30, 1993 from $535.7 million as of December 31, 1992. As of September 30, 1993 there are $81.1 million in securities held for investment for which settlement is scheduled as of various dates to November 1, 1993. The corresponding liability for these purchases is included in other liabilities.

  Boulevard's securities portfolio is designed to provide liquidity, as well as to supplement earnings and is also used to manage interest rate risk. As of December 31, 1992, management determined that $114.1 million in U.S. government agency mortgage-backed securities were not intended to be held to maturity and were therefore classified as available-for-sale and carried at the lower of their aggregate cost or market. These securities have expected maturities of within one year for $12.6 million and after one year through five years for $101.5 million with weighted average yields of 7.79% and 7.14%, respectively. Securities available-for-sale are intended to meet Boulevard's liquidity needs and changes in interest rate risk of other economic factors. As of September 30, 1993 securities available-for-sale amounted to $172.0 million. Purchases and sales of these securities during the first nine months of 1993 totalled $185.5 million and $67.6 million, respectively.

  Boulevard's general investment policy has been to invest in short-term (one to five year maturity) highly-rated government and municipal obligations and to hold those securities until maturity.

  The book values and market values of investment securities were as follows:

                                                            DECEMBER 31,
      (dollars in thousands)                         --------------------------
                                                       1992     1991     1990
                                                     -------- -------- --------
      Book Value:
       U.S. Treasury and federal agencies........... $386,030 $339,821 $260,250
       Obligations of states and political
        subdivisions................................    7,375   14,215   21,962
       Other........................................   28,142   11,265   31,232
                                                     -------- -------- --------
        Total book value............................ $421,547 $365,301 $313,444
                                                     ======== ======== ========
        Total Market Value.......................... $422,233 $374,348 $318,014
                                                     ======== ======== ========

  Included in U.S. Treasury and federal agencies securities are mortgage-backed securities which amounted to $187.4 million, $224.6 million, and $127.2 million for 1992, 1991 and 1990, respectively.

  Beginning in 1990 Boulevard increased its investment in high quality mortgage-backed securities with expected maturities beyond the traditional one to five year maturity. These mortgage backed securities represented all of the $51.9 million increase in investment securities from December 31, 1990 to December 31, 1991. In 1992 Boulevard continued to buy mortgage-backed securities increasing total holdings to $301.5 million at December 31, 1992, with $114.1 million classified as "securities available-for-sale." However, the 1992 purchases were comprised of shorter term securities of two to five year maturities and purchases of floating rate mortgage-backed securities. In addition, Boulevard sold $111.3 million of the longer term fixed rate mortgage-backed securities as described under Operating Income.

  The Tax Reform Act of 1986 had the effect of reducing for banks the tax benefits derived from income received from tax-free investments acquired after August 7, 1986. Therefore, tax-free investments have decreased as a percentage of the total investment portfolio.

  The following table sets forth the maturities of investment securities owned as of December 31, 1992:

                                                       MATURING
(dollars in thousands)                ------------------------------------------
                                                        AFTER
                                               AFTER   5 YEARS
                                               1 YEAR  THROUGH
                                      WITHIN  THROUGH    10     AFTER
                                      1 YEAR  5 YEARS   YEARS  10 YEARS  TOTAL
                                      ------- -------- ------- -------- --------
U.S. Treasury and federal agencies*.  $34,772 $203,200 $36,952 $111,106 $386,030
Obligations of state and political
 subdivisions.......................    2,705    3,267   1,363       40    7,375
Other...............................       25   19,419   2,297    6,401   28,142
                                      ------- -------- ------- -------- --------
 Total..............................  $37,502 $225,886 $40,612 $117,547 $421,547
                                      ======= ======== ======= ======== ========

- --------
*Includes mortgage-backed securities.

  The weighted average yield for each range of maturities of investment is shown below as of December 31, 1992. Yields on tax-exempt securities are computed on a taxable-equivalent basis.

                                                           MATURING
(dollars in thousands)                         --------------------------------
                                                       AFTER   AFTER
                                                      1 YEAR  5 YEARS
                                               WITHIN THROUGH THROUGH   AFTER
                                               1 YEAR 5 YEARS 10 YEARS 10 YEARS
                                               ------ ------- -------- --------
U.S. Treasury and federal agencies*...........  6.32%  5.31%    6.19%    5.73%
Obligations of states and political
 subdivisions.................................  6.31%  6.26%    6.27%    9.18%
Other.........................................  5.50%  5.67%    5.53%    7.44%

- --------
  *Includes mortgage-backed securities.

LOANS

  Loans decreased $163.8 million, or 19.5%, to $674.6 million during the first nine months of 1993. The decrease in loans is primarily the result of the sale and securitization of $106.1 million in consumer loans and the continuing trend of weak loan demand which is a product of the uncertainty in general economic conditions. Additionally, $84.0 million in residential real estate mortgage loans were sold at a gain of $961,000. These loans were essentially all new origination which were sold into the secondary market. Boulevard retained servicing rights for these loans, as a source of noncredit revenue.

  As of September 30, 1993, loans available-for-sale, which are carried at the lower of aggregate cost or market, include $19.2 million in residential real estate mortgage loans. The market value of these loans exceeded cost as of September 30, 1993.

  The following table shows the classification of loans, net of unearned discount:

                                                DECEMBER 31,
(dollars in thousands)       --------------------------------------------------
                               1992     1991      1990       1989       1988
                             -------- -------- ---------- ---------- ----------
Commercial, industrial and
 financial.................. $292,815 $309,438 $  506,749 $  558,756 $  553,102
Real estate construction....   33,402   63,768     78,748     62,751     30,462
Real estate mortgage........  317,812  377,584    390,937    330,876    274,239
Consumer....................  194,397  183,847    174,552    240,115    282,741
                             -------- -------- ---------- ---------- ----------
 Total Loans................ $838,426 $934,637 $1,150,986 $1,192,498 $1,140,544
                             ======== ======== ========== ========== ==========

  Loans decreased 10.3% as of December 31, 1992 from a year earlier and decreased 18.8% as of December 31, 1991 from year-end 1990. The decrease in all categories of loans in 1992 except consumer reflects the uncertainty in general economic conditions which greatly reduced loan demand and management's plan to reduce non-performing loans and improve asset quality. The 1992 decrease of $96.2 million represents transfers of $8.1 million in loans to other real estate, the acquisition of consumer loans of $16.6 million, the sale of residential real estate mortgage loans of $84.6 million, and an excess of collections and charge-offs on loans over new loans made as the remainder.

  Boulevard's strategic direction is to emphasize lending to middle-market companies located in the greater Chicago metropolitan area. The majority of the commercial loans are secured. Floor plan and leasing lines of credit are offered. Consumer loans are primarily installment loans which are made for the purchase of automobiles and are made both directly to the banks' customers and acquired indirectly through a number of local automobile dealers. Real estate mortgages are both residential and non-residential and are made primarily against property in the greater Chicago metropolitan area.

  Boulevard has no significant loans to customers engaged in farming or oil and gas exploration and has no loans to companies domiciled outside the United States. Letters of credit are issued under the same credit analysis procedures applicable to loans and totalled $23.2 million as of December 31, 1992.

  The following is a summary of maturities of certain loan categories at December 31, 1992:

                                                         DUE
                                                        AFTER
                                               DUE IN   1 YEAR    DUE
                                               1 YEAR  THROUGH   AFTER
                                              OR LESS  5 YEARS  5 YEARS  TOTAL
(dollars in thousands)                        -------- -------- ------- --------
Commercial, industrial and financial......... $149,410 $ 96,305 $47,100 $292,815
Real estate construction.....................   20,495   12,907      --   33,402
                                              -------- -------- ------- --------
 Total....................................... $169,905 $109,212 $47,100 $326,217
                                              ======== ======== ======= ========

  At December 31, 1992, $116.3 million in commercial, industrial and financial loans and real estate construction loans due after one year had floating or adjustable interest rates, and $40.1 million had fixed interest rates. Substantially all floating or adjustable interest rates vary immediately with the prime rate, and no material amount of floating or adjustable rate loans had any restrictions on the amount of interest rate adjustments.

NON-PERFORMING ASSETS

  Non-performing assets, which include non-accrual loans, restructured loans and other real estate, declined $7.2 million during the third quarter of 1993 and $15.1 million during the first half of 1993 (a total of $22.1 million) to $30.4 million as of September 30, 1993 from $52.5 million as of December 31, 1992.

  In July 1991, Boulevard announced a program for the accelerated disposition of approximately $50 million of non-performing assets (loans and other real estate). As of December 31, 1992 the program was essentially complete. Approximately $10.8 million of such assets remained in most instances pending resolution of litigation which would allow for the sale of the asset. As a result of this program, estimated losses of $7.1 million (including future non-interest carrying costs) were charged to income during 1991. Of the $7.1 million, $2.9 million was included in the provision for loan losses and $4.2 million applicable to other real estate was included in other operating expenses. As a result of the program and other collection efforts, the level of non-performing assets at December 31, 1992 declined $40.2 million to $52.5 million from the high of $92.7 million at June 30, 1991. Management continues the strategy of disposition of non-performing assets, however, a formal program no longer exists.

  Non-performing loans, consisting of non-accrual loans and restructured loans, were $16.4 million, or 2.44% of loans, as of September 30, 1993, as compared to $34.7 million, or 4.14%, as of December 31, 1992 and $26.6 million, or 3.06%, as of September 30, 1992.

  Loans are placed on a non-accrual basis generally when principal or interest is past due for 90 days or when full collection of scheduled payments is doubtful. Loans past due by 90 days or more which are adequately secured and in the process of collection are continued on an accrual basis.

  As a result of the decrease in non-accrual loans from 1990 to 1992 Boulevard has decreased its allowance for possible loan losses as a percentage of total loans from 3.21% at December 31, 1990 to 3.14% and 2.88% at December 31, 1991 and 1992, respectively. Substantially all of the $34.7 million of non-accrual loans at December 31, 1992 are past due and not performing.

  The following table shows Bouelvard's non-performing assets and accruing loans past due 90 days or more at the dates indicated:

                                                 DECEMBER 31,
(dollars in thousands)              -------------------------------------------
                                     1992     1991     1990     1989     1988
                                    -------  -------  -------  -------  -------
Loans on a non-accrual basis......  $34,698  $38,824  $44,703  $17,466  $11,755
Restructured loans................       --       --       --       45       --
                                    -------  -------  -------  -------  -------
Total non-performing loans........   34,698   38,824   44,703   17,511   11,755
Other real estate.................   17,798   23,385   23,920    1,497    2,368
                                    -------  -------  -------  -------  -------
Total non-performing assets.......  $52,496  $62,209  $68,623  $19,008  $14,123
                                    =======  =======  =======  =======  =======
Non-performing loans to total
 loans as period-end..............     4.14%    4.15%    3.88%    1.47%    1.03%
Non-performing assets to total
 loans and other real estate at
 period end.......................     6.13%    6.49%    5.84%    1.59%    1.24%
Accruing loans past due 90 days or
 more.............................  $ 2,506  $ 5,311  $11,930  $ 5,573  $ 3,140
                                    =======  =======  =======  =======  =======

  The following table shows loans and non-performing loans by major categories of loans at December 31, 1992:

                                                                NON-PERFORMING
                                                                LOANS
      (dollars in thousands)                                    ----------------
                                                                        PERCENT
                                                        LOANS   AMOUNT  OF LOANS
                                                       -------- ------- --------
      Commercial, industrial and financial............ $292,815 $18,818   6.43%
      Real estate--construction.......................   33,402   6,597  19.75%
      Real estate--mortgage...........................  317,812   8,770   2.76%
      Consumer........................................  194,397     513    .26%
                                                       -------- -------
       Total.......................................... $838,426 $34,698   4.14%
                                                       ======== =======

  Other real estate, which is real property received in satisfaction of loans or recorded as an insubstance foreclosure, was $13.8 million as of September 30, 1993, compared to $17.8 million as of year end 1992. It is estimated that the proceeds from the sale of such remaining property will at least equal their carrying values.

  Other real estate was $17.8 million (net of a $1.1 million allowance) at December 31, 1992, compared to $23.4 million at year-end 1991.

FOREIGN OUTSTANDINGS

  At December 31, 1992, 1991 and 1990 Boulevard had only minor foreign outstandings in the form of non-interest bearing deposits in Canadian and British banks.

DEPOSITS

  Total deposits decreased $71.5 million (5.6%) from $1.3 billion as of December 31, 1992 to $1.2 billion as of September 30, 1993. Non-interest bearing deposits decreased $28.9 million and interest bearing deposits decreased $42.6 million. The decrease in interest bearing deposits results from decreases in savings deposits of $1.3 million and time deposits of $51.5 million offset by increases in NOW and money market deposits of $10.2 million. The decrease in time deposits consists primarily of decreases in deposits of less than $100,000 of $42.2 million. Time deposits include brokered deposits, which totalled $135.4 million or 11.3% of total deposits as of September 30, 1993, up $37.0 million from $98.4 million or 7.8% of total deposits of December 31, 1992.

  Total average deposits decreased 7.4% from $1,428 million in 1990 to $1,323 million in 1991 and decreased 3.6% to $1,276 million in 1992. The decrease in time deposits to $645.8 million in 1991 from $744.8 million in 1990 was the result of a decrease in deposits of $100,000 or more offset in part by an increase in deposits of less than $100,000.

  The following table sets forth the classification of average deposits for the indicated periods:

                                                    YEARS ENDED DECEMBER 31,
      (dollars in thousands)                    --------------------------------
                                                   1992       1991       1990
                                                ---------- ---------- ----------
      Non-interest bearing demand deposits..... $  211,660 $  229,470 $  246,388
      Interest bearing demand deposits.........    289,487    291,199    285,063
      Savings deposits.........................    176,194    156,157    152,155
      Time deposits............................    598,643    645,790    744,765
                                                ---------- ---------- ----------
       Total*.................................. $1,275,984 $1,322,616 $1,428,371
                                                ========== ========== ==========

- --------
*Includes deposits maintained by Miami Corporation and related entities.

  Boulevard's principal source of funds is deposits generated from targeted customer segments within Boulevard's market area. Large deposits, generally considered in excess of $100,000, are primarily from those customers who have other commercial relationships with Boulevard's subsidiary banks. These deposits typically bear a higher interest rate than savings and interest bearing demand deposits or other time deposits. The customers having other commercial relationships with Boulevard's subsidiary banks have historically proved to be a reliable, stable source of funds. During 1991, Boulevard began acquiring brokered deposits. At December 31, 1991 they amounted to $75 million or 5.7% of total deposits and at December 31, 1992 were $98 million or 7.8% of total deposits.

  The following table set forth the maturity of time deposits of $100,000 or more at December 31, 1992:

                                                           CERTIFICATES
      (dollars in thousands)                                OF DEPOSIT   OTHER
                                                           ------------ -------
      Maturing within 3 months............................   $112,048   $61,701
      After 3 but within 6 months.........................     13,470
      After 6 but within 12 months........................     18,659
      After 12 months.....................................     73,705
                                                             --------   -------
       Total..............................................   $217,882   $61,701
                                                             ========   =======

BORROWED FUNDS

  Total borrowed funds increased to $250.4 million (55.0%) as of September 30, 1993 compared to $161.6 million as of December 31, 1992. While fed funds purchased and notes payable declined $12.5 million (53.1%) and $4.0 million (40.0%), respectively, securities sold under agreements to repurchase increased 86.8% to $216.9 million from December 31, 1992. Management has leveraged the capital base to grow the level of interest earning assets. This strategy has mitigated the decline in net interest income resulting from the decreasing concentration of higher yielding loans in the interest earning asset base.

  The following table sets forth certain information with regard to other short term borrowings:

                                                     YEAR ENDED DECEMBER 31,
(dollars in thousands)                              ---------------------------
                                                      1992      1991     1990
                                                    --------  --------  -------
Federal Funds Purchased and Securities Sold
 Under Repurchase Agreements:
 Average balance during the year................... $ 85,157  $ 68,228  $50,605
 Average interest rate during year.................     3.66%     6.10%    7.90%
 Year-end balance.................................. $139,660  $ 55,209  $30,041
 Average interest rate at December 31..............     3.65%     4.20%    5.89%
 Highest month-end balance......................... $139,660  $106,019  $62,266
Total Other Short-Term Borrowings:
 Average balance during the year................... $ 97,126  $ 83,254  $63,200
 Average interest rate during year.................     3.58%     6.06%    7.85%
Year-end balance................................... $151,595  $ 71,138  $52,449
Average interest rate at December 31...............     3.51%     4.23%    6.41%
Highest month-end balance.......................... $151,596  $127,255  $75,811

CAPITAL AND REGULATORY ISSUES

  Common shareholders' equity increased to $98.3 million, or $13.24 per share as of September 30, 1993 from $93.2 million or $12.63 per share as of December 31, 1992. On October 22, 1993 Boulevard declared its second consecutive, quarterly cash dividend of 5 cents per share on common stock. The dividend is payable December 17, 1993 to shareholders of record on November 26, 1993. Boulevard's dividend had been suspended during October 1990 in view of performance problems related to asset quality. In light of the strengthened balance sheet, improved asset quality and reduction of capital constraints due to improved performance, the dividend was reinstated in the third quarter of 1993.

  The regulatory authorities' leverage ratio guidelines are based on Tier 1 capital to total average assets and their risk-based capital guidelines consider both balance sheet and off-balance sheet credit risk. At September 30, 1993 and December 31, 1992 and 1991 the leverage and risk based capital ratios of Boulevard and each of its subsidiary banks exceeded the regulatory minimums. The consolidated ratios for Boulevard were as follows:

                                                           RISK-BASED
                                                          CAPITAL RATIO
                                                          --------------LEVERAGE
                                                          TIER 1 TOTAL   RATIO
                                                          ------ ---------------
      September 30, 1993.................................  10.8%  12.3%   6.5%
      December 31, 1992..................................   9.3%  10.8%   6.3%
      Regulatory minimum.................................   4.0%   8.0%   4.0%
      December 31, 1991..................................   8.7%  10.6%   6.2%
      Regulatory minimum.................................   3.6%   7.3%   4.0%

  The December 31, 1992 ratios for Boulevard's subsidiary banks were as follows:

                                                           RISK-BASED
                                                          CAPITAL RATIO
                                                          --------------LEVERAGE
                                                          TIER 1 TOTAL   RATIO
                                                          ------ ---------------
      Boulevard Bank.....................................  10.0%  11.3%   6.5%
      First National of Des Plaines......................   9.9%  11.1%   6.4%
      Citizens of Downers Grove..........................  10.0%  11.1%   6.5%
      National Security Bank.............................   9.5%  10.7%   6.6%
      Regulatory minimums................................   4.0%   8.0%   4.0%

  In January and February 1991, the Federal Reserve Bank of Chicago (the "Fed") conducted an examination of Boulevard and the Office of the Comptroller of the Currency (the "OCC") conducted an examination of Boulevard Bank. As a result of the examinations, agreements were entered into between the Fed and Boulevard and between the OCC and Boulevard Bank regarding various aspects of their respective operations. Effective May 12, 1992, the OCC unconditionally terminated its agreement with Boulevard Bank. Effective March 8, 1993, Boulevard's agreement with the Fed was replaced with a new less restrictive agreement which only required Boulevard to notify the Fed in writing fifteen days in advance of declaring any dividends or increasing its borrowing. On August 3, 1993 the agreement between Boulevard and the Fed was unconditionally terminated.

  As a result of an examination of the First National Bank of Des Plaines ("First Des Plaines") by the OCC, First Des Plaines and the OCC entered into an agreement in September 1991. The agreement required First Des Plaines to implement or revise a number of plans, programs and procedures. During April of 1993 the OCC unconditionally terminated the agreement with First Des Plaines.

  The Federal Deposit Insurance Corporation ("FDIC") Improvement Act of 1991 ("FDICIA"), enacted in December 1991, significantly expanded the regulatory and enforcement powers of federal banking regulators, in particular the FDIC. A major feature of FDICIA is the comprehensive directions it gives to federal banking regulators to promptly direct or require the correction of problems at inadequately capitalized banks in the manner that is least costly to the federal deposit insurance funds. FDICIA establishes five tiers of capital measurement for regulatory purposes and directs banking regulators to take increasingly strong corrective steps, based on the capital tier of any subject bank, to cause such bank to achieve and maintain capital inadequacy. FDICIA directs federal banking regulatory agencies to issue new safety and soundness standards governing operational and managerial activities of banks and their holding companies, particularly in regard to internal control, loan documentation, credit underwriting, interest rate exposure, asset growth and compensation. Such agencies are also required to revise their current risk level capital standards applicable to banks and their holding companies to ensure that they adequately treat, among other things, interest rate risk, credit concentration risk and risk of non-traditional activities. Additionally, standards relating to the maximum percentage of classified assets, minimum earnings and minimum ratios of market value to book value for publicly traded shares are to be issued by the regulators.

  FDICIA contains a number of other provisions that will affect depository institutions, including the creating of additional reporting and independent auditing requirements, review of accounting standards, and supplemental disclosures and limits on the ability to acquire brokered deposits. Many regulations have yet to be finalized and it is difficult to predict what their effects will be. It is, however, anticipated that FDICIA will result in increased costs for the banking industry, including Boulevard, due to higher FDIC insurance assessments and additional operating and reporting requirements.

  Boulevard is continually assessing the provisions of FDICIA and other regulatory developments to ensure compliance therewith.

ASSET AND LIABILITY MANAGEMENT

  Asset and liability management is a process that involves the development and implementation of strategies to maximize net interest margin while minimizing the risk associated with changing interest rates. The Asset-Liability Management Committee has responsibility to manage this process within the policy constraints of maintaining appropriate levels of capital adequacy, liquidity and credit quality. Management believes it has been reasonably effective in maintaining Boulevard's net interest margin during period of fluctuating interest rates.

  The following table set forth certain information relating to Boulevard's rate-sensitive assets and liabilities and off-balance sheet items, which have been classified according to their repricing dates, at December 31, 1992.

(dollars in thousands)                              ONE
                                                  THROUGH    AFTER
                                         WITHIN     FIVE     FIVE
                                        ONE YEAR   YEARS     YEARS      TOTAL
                                        --------  -------- ---------  ---------
Interest-Earning Assets:
 Investment securities................. $240,870  $174,447 $   6,230  $ 421,547
 Securities available-for-sale.........   51,582    62,540              114,122
 Federal funds sold....................   32,350                         32,350
 Net loans.............................  529,512   226,555    58,208    814,275
                                        --------  -------- ---------  ---------
  Total................................  854,314   463,542    64,438  1,382,294
                                        --------  -------- ---------  ---------
Non-interest-bearing deposits..........   21,855    87,428   136,793    246,076
Interest-bearing deposits..............  555,778   295,334   169,933  1,021,045
Borrowings and debt....................  161,876    11,729     2,103    175,708
                                        --------  -------- ---------  ---------
  Total................................  739,509   394,491   308,829  1,442,829
                                        --------  -------- ---------  ---------
Net interest-bearing gaps..............  114,805    69,051  (244,391)   (60,535)
Effect of off-balance sheet items...... (105,000)  105,000
                                        --------  -------- ---------  ---------
Net gap position....................... $  9,805  $174,051 $(244,391) $ (60,535)
                                        ========  ======== =========  =========
Cumulative gap position................ $  9,805  $183,856 $ (60,535)
                                        ========  ======== =========

  For purposes of this table, variable rate assets are included in the period in which interest rates are first scheduled to adjust. Fixed rate loans and mortgage-backed securities are included in the periods of anticipated repayment based on management's estimates of prepayments. The table also includes off-balance sheet items (interest rate swap agreements), which in effect convert fixed rate liabilities in the more than one year category into a variable rate or short-term liability in the under one year category. In addition, only a portion of Boulevard's savings and interest bearing demand accounts, which generally are subject to immediate withdrawal, are deemed to mature or reprice within one year based on prior retention of such deposits in changing interest rate environments.

  In evaluating Boulevard's exposure to interest rate risk, certain shortcomings inherent in the method of analysis presented in the table must be considered. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Additionally, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Certain assets, such as adjustable-rate mortgages or mortgage-backed securities, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. The analysis shown in the table could be substantially changed by external factors such as loan prepayments or by factors controllable by Boulevard, such as asset sales, or by a combination of the two factors.

  The gap position shown is as of one day only and significant changes can occur in the position as a result of market forces and management decisions.

  With a $9.8 million excess of assets over liabilities subject to short-term interest rate change within one year, an increase in interest rates would increase net interest income whereas a decrease in interest rates would result in a decrease in net interest income.

LIQUIDITY

  Liquidity is the ability to meet financial obligations when due. Historically, Boulevard has maintained a relatively stable base of demand, savings, money market and certificates of deposit under $100,000 during periods of rising and declining interest rates. However, deregulation and fluctuating interest rates resulted in a significant movement of funds from savings and non-interest bearing demand deposits into time certificates of deposit, money market deposits and NOW accounts. More recently, time deposits have become less attractive to potential depositors due to low rates and little optimism for near term improvement. As such, downward pressure on all deposit categories is evident as customers are finding better returns through alternative investments. Over the years adjustments in asset mix and maturity structure have been made to accommodate the changes in the liability composition. As a result, funds were available for the decreases in deposits during 1991, 1992 and the nine months of 1993, while maintaining an adequate level of investment securities, federal funds sold and securities available-for-sale.

  As of September 30, 1993, liquidity, as measured by federal funds sold, cash and amounts due from banks, investment securities with maturities of one year or less, and securities available-for-sale, totalled approximately $289.0 million, or 24.3% of total deposits.

  At December, 31, 1992, liquidity totalled approximately $266.1 million, or 21.0% of total deposits.

RECENTLY ISSUED ACCOUNTING STANDARDS

  During May 1993, the Financial Accounting Standards Board ("FASB") issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." The Statement requires that impaired loans, as defined, be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. This Statement applies to financial statements for fiscal years beginning after December 15, 1994.

  During May 1993, the FASB issued SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. The Statement requires classification of debt and equity securities into three categories: held-to-maturity, available-for-sale, or trading. The Statement expands the use of fair value accounting for available-for-sale securities, but retains the use of the amortized cost method for investment in debt securities where the company has the positive intent and ability to hold to maturity. Unrealized holding gains and losses for trading securities shall be included in earnings. Unrealized holding gains and losses for available-for-sale securities shall be excluded from earnings and reported as a net amount in a separate component of shareholders' equity. This Statement is effective for fiscal years beginning after December 15, 1993. It is to be initially applied as of the beginning of the fiscal year and cannot be applied retroactively. However, the Statement may be adopted as of December 31, 1993.

  The method, timing and impact of adopting the foregoing Statements has not been determined.

                        DESCRIPTION OF FBS CAPITAL STOCK

  The following description of the capital stock of FBS does not purport to be complete and is subject, in all respects, to applicable Delaware law and to the provisions of the certificate of incorporation of FBS. The following description is qualified by reference to the FBS Certificate of Incorporation, the certificate of designation for each series of preferred stock of FBS, and the agreements and documents referred to below under "--Common Stock--Preferred Stock Purchase Rights" and "--Periodic Stock Purchase Rights and Risk Event Warrants," copies of which are incorporated by reference as exhibits to the Registration Statement of which this Proxy Statement/Prospectus is a part.

GENERAL

  The authorized capital stock of FBS consists of 150,000,000 shares of FBS Common Stock, par value $1.25 per share, and 10,000,000 shares of preferred stock, par value $1.00 per share ("preferred stock of FBS"). Under the FBS Certificate of Incorporation, the Board of Directors of FBS or a duly authorized committee thereof has the power, without further action by the shareholders unless action is required by applicable laws or regulations or by the terms of outstanding preferred stock of FBS, to provide for the issuance of preferred stock in one or more series and to fix the voting rights, designations, preferences, and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, by adopting a resolution or resolutions creating and designating such series. As of September 30, 1993, there were 7,158,100 shares of preferred stock of FBS outstanding, having an aggregate liquidation preference of $268,500,000, and 1,012,750 shares of preferred stock of FBS reserved for issuance. At September 30, 1993, 113,233,763 shares of FBS Common Stock were issued and outstanding, 7,317,095 shares were reserved for issuance under the FBS employee plans and dividend reinvestment plan, 3,952,000 shares were reserved for issuance upon conversion of the Series 1991A Convertible Preferred Stock described below, and 15,000,000 shares were reserved for issuance upon exercise of the Periodic Stock Purchase Rights and Risk Event Warrants described below.

PREFERRED STOCK

  General. FBS presently has three series of preferred stock issued and outstanding and two series of preferred stock authorized for future issuance. The Series 1989A Preferred Stock, Series 1989B Preferred Stock and Series 1991A Convertible Preferred Stock, which are issued and outstanding, and the Series 1990A Preferred Stock, which is authorized for future issuance as described below, rank on a parity with one another. The Series A Junior Participating Preferred Stock (the "Junior Preferred Stock"), which is authorized for future issuance as described below, ranks junior to the other five series of preferred stock.

  Series 1989A Preferred Stock. In April 1989, FBS issued in a public offering 3,560,000 shares of its Series 1989A Preferred Stock. 3,560,000 of such shares remained outstanding at September 30, 1993. Such shares bear a dividend rate of 10.5% per annum of the liquidation preference per share. The shares of Series 1989A Preferred Stock are not convertible, are not subject to any sinking fund provisions and have no preemptive rights. Such shares provide for a liquidation preference of $25 per share plus accrued and unpaid dividends, and are subject to redemption, upon at least 30 days' notice, at the option of FBS at any time after April 1, 1994 at a redemption price equal to $26.313 per share, declining to $25 per share after April 1, 1999, plus in each case accrued and unpaid dividends; provided, however, that the shares of Series 1989A Preferred Stock are not redeemable in part in the event that full cumulative dividends have not been paid. Holders of Series 1989A Preferred Stock do not have any voting rights, except as described under "-- Preferred Stock Voting Rights" below.

  Series 1989B Preferred Stock. In April 1989, FBS issued in a public offering 1,500,000 shares of its Series 1989B Preferred Stock. 1,405,000 of such shares remained outstanding at September 30, 1993. Such shares bear a dividend rate which is adjusted quarterly based on the interest rate on certain U.S. Treasury obligations and cannot exceed 14% nor be less than 7% per annum. The shares of Series 1989B Preferred Stock are not convertible, are not subject to any sinking fund provisions and have no preemptive rights. Such shares provide for a liquidation preference of $50 per share plus accrued and unpaid dividends, and are subject to redemption, upon at least 30 days' notice, at the option of FBS at any time after April 1, 1994 at a redemption price equal to $51.50 per share, declining to $50 per share after March 31, 1999, plus in each case accrued and unpaid dividends; provided, however, that the shares of Series 1989B Preferred Stock are not redeemable in part in the event that full cumulative dividends have not been paid. Holders of Series 1989B Preferred Stock do not have any voting rights, except as described under "--Preferred Stock Voting Rights" below.

  Series 1990A Preferred Stock. In connection with the sale by FBS of 12,600,000 shares of FBS Common Stock and accompanying periodic stock purchase rights and risk event warrants in a private placement in July 1990, FBS may under certain circumstances be obligated to issue up to 12,750 shares of Series 1990A Preferred Stock. See "--Common Stock--Periodic Stock Purchase Rights and Risk Event Warrants" below. The shares of Series 1990A Preferred Stock would, if issued, provide for a liquidation preference of $100,000 per share, and the dividend rate would be adjusted quarterly and would be determined at the time of issuance. If, at the time of any annual meeting of shareholders for the election of directors, the amount of accrued but unpaid dividends on the Series 1990A Preferred Stock were equal to at least six quarterly dividends on such series, then the number of directors of FBS would be increased by one and the holders of such series, voting separately as a series, would be entitled to elect one additional director who would continue to serve the full term for which he or she would have been elected, notwithstanding the declaration or payment of any dividends on such series of preferred stock. Holders of Series 1990A Preferred Stock would not have any other voting rights, except as description under "--Preferred Stock Voting Rights" below.

  Series 1991A Convertible Preferred Stock. In November 1991, FBS issued in a public offering 2,290,000 shares of its Series 1991A Convertible Preferred Stock. 2,193,100 of such shares remained outstanding at September 30, 1993. Such shares bear a dividend rate of 7.125% per annum of the liquidation preference per share. The shares of Series 1991A Convertible Preferred Stock are convertible at the option of the holder at any time at the rate of 1.7256 shares of FBS Common Stock for each such share, which is equivalent to a conversion price of $28.975 per share of FBS Common Stock. The conversion rate is subject to adjustment upon the occurrence of specified events. The shares of Series 1991A Convertible Preferred Stock are not subject to any sinking fund provisions and have no preemptive rights. Such shares provide for a liquidation preference of $50 per share plus accrued and unpaid dividends, and are subject to redemption upon at least 30 days' notice, at the option of FBS at any time on or after January 1, 1996 at a redemption price equal to $52.1375 per share, declining to $50 per share on or after January 1, 2002, plus in each case accrued and unpaid dividends; provided, however, that the shares of Series 1991A Convertible Preferred Stock are not redeemable in part in the event that full cumulative dividends have not been paid. Holders of Series 1991A Convertible Preferred Stock do not have any voting rights, except as described under "--Preferred Stock Voting Rights" below.

  Junior Preferred Stock. FBS has issued preferred stock purchase rights to holders of FBS Common Stock entitling such holders, under specified conditions, to purchase Junior Preferred Stock of FBS. See "--Common Stock--Preferred Stock Purchase Rights" below. If issued, each share of Junior Preferred Stock would have a minimum liquidation preference of $100 per share plus accrued and unpaid dividends and would be entitled to an aggregate payment equal to the liquidation payment made on 100 shares of FBS Common Stock. In addition, each share of Junior Preferred Stock would have a minimum preferential quarterly dividend payment of $1.00 per share but would be entitled to an aggregate payment equal to the dividends declared on 100 shares of FBS Common Stock. The shares of Junior Preferred Stock would not be entitled to the benefit of any sinking fund and would not be redeemable. Each share of Junior Preferred Stock would have 100 votes, voting together with the FBS Common Stock.

  Preferred Stock Voting Rights. The following voting provisions apply to all series of the preferred stock at FBS other than the Junior Preferred Stock. The voting rights of the Junior Preferred Stock, and certain additional voting rights of the Series 1990A Preferred Stock, are described above under "--Series 1990A Preferred Stock" and "--Junior Preferred Stock."

  If, at the time of any annual meeting of shareholders for the election of directors, the amount of accrued but unpaid dividends on any preferred stock of FBS is equal to at least six quarterly dividends on such series of preferred stock of FBS, the number of the directors of FBS will be increased by two and the holders of all outstanding series of preferred stock of FBS (excluding the Series 1990A Preferred Stock), voting as a single class without regard to series, will be entitled to elect such additional two directors until all dividends in default on all preferred stock of FBS have been paid or declared and set apart for payment.

  The affirmative vote or consent of the holders of at least two-thirds of the outstanding shares of any series of the preferred stock of FBS, voting as a class, will be required for any amendment of the FBS Certificate of Incorporation (including any certificate of designation or any similar document relating to any series of preferred stock of FBS) which will adversely affect the powers, preferences, privileges or rights of such series of preferred stock. The affirmative vote or consent of the holders of any least two-thirds of the outstanding shares of any series of preferred stock of FBS, voting as a single class without regard to series, will be required to issue, authorize, or increase the authorized amount of, or issue or authorize any obligation or security convertible into or evidencing a right to purchase, any additional class or series of stock ranking prior to such series of preferred stock as to dividends or upon liquidation.

  Additional Provisions. The rights of holders of FBS Common Stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. Any such issuance may adversely affect the interests of holders of the FBS Common Stock by limiting the control which such holders may exert by exercise of their voting rights, by subordinating their rights in liquidation to the rights of the holders of the preferred stock of FBS, and otherwise. In addition, the issuance of preferred stock of FBS may, in some circumstances, deter or discourage takeover attempts and other changes in control of FBS, including takeovers and changes in control which some holders of the FBS Common Stock may deem to be in their best interests and in the best interests of FBS, by making it more difficult for a person who has gained a substantial equity interest in FBS to obtain voting control or to exercise control effectively. FBS has no current plans or agreements with respect to the issuance of any shares of preferred stock except as described above with respect to the Series 1990A Preferred Stock.

  The FBS Certificate of Incorporation requires the affirmative vote of the holders of 80% of the Voting Stock (as defined therein) of FBS to approve certain mergers, consolidations, reclassifications, dispositions of assets or liquidation, involving or proposed by certain significant shareholders, unless certain price and procedural requirements are met or unless the transaction is approved by the Continuing Directors as defined therein. In addition, the FBS Certificate of Incorporation provides for classification of the Board of Directors into three separate classes and authorizes action by the shareholders of FBS only pursuant to a meeting and not by a written consent. The Bylaws of FBS provide that special meetings of shareholders may be called only by the Board of Directors or the chief executive officer. The overall effect of these provisions may be to delay or prevent attempts by other corporations or groups to acquire control of FBS without negotiation with the Board of Directors.

COMMON STOCK

  General. Each share of FBS Common Stock is entitled to such dividends as may from time to time be declared by the Board of Directors from any funds legally available for dividends. FBS may not declare any cash dividends on, or make any payment on account of the purchase, redemption or other retirement of, FBS Common Stock unless full dividends (including accumulated dividends, if applicable) have been paid or declared or set apart for payment upon all outstanding shares of the preferred stock of FBS and FBS is not in default or in arrears with respect to any sinking or other analogous fund or other agreement for the purchase, redemption or other retirement of any shares of preferred stock of FBS. Holders of FBS Common Stock are entitled to one vote per share. Shareholders do not have the right to cumulate their votes in the election of directors. FBS Common Stock has no conversion rights and the holders of FBS Common Stock have no preemptive or other rights to subscribe for additional securities of FBS. In the event of liquidation of FBS, after the payment or provision for payment of all debts and liabilities and subject to the rights of the holders of preferred stock of FBS which may be outstanding, the holders of FBS Common Stock will be entitled to share ratably in the remaining assets of FBS. Shares of FBS Common Stock are fully paid and nonassessable. The shares of FBS Common Stock are listed on the NYSE.

  Preferred Stock Purchase Rights. On December 21, 1988, the Board of Directors of FBS declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of FBS Common Stock. The dividend was paid on January 4, 1989 ("the "Record Date") to the FBS shareholders of record on that date. Each holder of shares of FBS Common Stock issued upon consummation of the Merger will receive one Right for each share of FBS Common Stock.

  Each Right initially entitles the registered holder to purchase from FBS one one-hundredth of a share of Junior Preferred Stock of FBS at a price of $80.00, subject to adjustment (the "Purchase Price"). The Rights are not and will not be exercisable or represented by separate certificates until 10 days following the earlier of a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") have acquired beneficial ownership of 20% or more of the outstanding shares of FBS Common Stock or have commenced or announced an intention to make a tender offer or exchange offer for 20% of more of such outstanding shares of FBS Common Stock (the earlier of such dates being called the "Distribution Date"). In the event that any person or group of affiliated or associated persons becomes the beneficial owner of 20% or more of the outstanding shares of FBS Common Stock, each Right (other than any Right held by a person or group of affiliated or associated persons beneficially owning 20% or more of the outstanding shares of FBS Common Stock, which Rights will thereafter be void) will thereafter entitle the holder to receive upon exercise that number of shares of FBS Common Stock having a market value of twice the Purchase Price. In addition, in such event, the Board of Directors of FBS will thereafter be entitled to exchange the outstanding Rights (other than any Right held by an Acquiring Person, which Right shall thereafter be void), in whole or in part, for shares of FBS Common Stock or Junior Preferred Stock at an exchange ratio of one share of FBS Common Stock, or one one-hundredth share of Junior Preferred Stock, per Right.

  In the event that FBS is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, each Right will thereafter entitle the holder to receive upon exercise that number of shares of common stock of the acquiring company having a market value of twice the Purchase Price.

  Prior to the Distribution Date, the Rights cannot be transferred apart from FBS Common Stock and are represented solely by the FBS Common Stock certificates. As soon as practicable following the

Distribution Date, separate certificates representing the Rights will be mailed to holders of record of shares of FBS Common Stock as of such date, and the Rights could then begin to trade separately from FBS Common Stock.

  The Rights do not have any voting rights and are not entitled to dividends. The terms of the Rights may be amended without the consent of the holders, provided that, after a person becomes an Acquiring Person, such amendment may not adversely affect the interests of the holders.

  The terms of the Junior Preferred Stock issuable upon exercise of Rights are described above under "--Preferred Stock--Junior Preferred Stock."

  The Rights are not exercisable until the Distribution Date. The Rights will expire on January 4, 1999, unless, before that date, all of the Rights are either redeemed by FBS at a price of $.01 per Right prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 20% or more of the outstanding shares of FBS Common Stock, or are exchanged by FBS for shares of FBS Common Stock or Junior Preferred Stock as described above.

  The Rights may have certain anti-takeover effects. The Rights may cause substantial dilution to an Acquiring Person if it attempts to merge with, or engage in certain other transactions with, FBS. The Rights should not, however, interfere with any merger or other business combination approved by the Board of Directors of FBS prior to the occurrence of the Distribution Date because the Rights may be redeemed prior to such time.

  The complete terms of the Rights are set forth in a Rights Agreement, dated as of December 21, 1988, as amended, between FBS and First Chicago Trust Company of New York (formerly Morgan Shareholder Services Trust Company), as Rights Agent (the "Rights Agreement"). The description of the Rights set forth herein does not purport to be complete and is qualified in its entirety by reference to the complete Rights Agreement, a copy of which is incorporated by reference as an exhibit to the Registration Statement of which this Proxy Statement/Prospectus is a part.

  Periodic Stock Purchase Rights and Risk Event Warrants. On May 30, 1990, FBS entered into (i) a Stock Purchase Agreement, dated as of May 30, 1990 (the "Stock Purchase Agreement"), by and among Corporate Partners, L.P. ("Corporate Partners"), Corporate Offshore Partners, L.P. ("Offshore" and, together with Corporate Partners, the "Partnerships"), The State Board of Administration of Florida ("State Board") solely in its capacity as a managed account and not in its individual capacity (State Board and the Partnerships being referred to herein collectively as the "Purchasers"), Corporate Advisors, L.P. and FBS and
(ii) a Stock Purchase Agreement, dated as of May 30, 1990 (the "Florida Stock Purchase Agreement"), by and between State Board in its individual capacity and FBS. Pursuant to the Stock Purchase Agreement, FBS sold (a) to Corporate Partners 8,856,241 shares of FBS Common Stock, ten Periodic Stock Purchase Rights (each a "PSPR") and one Risk Event Warrant, (b) to Offshore 643,976 shares of FBS Common Stock, ten PSPRs and one Risk Event Warrant, and (c) to State Board 939,783 shares of FBS Common Stock, ten PSPRs and one Risk Event Warrant. Pursuant to the Florida Stock Purchase Agreement, FBS sold to State Board 2,160,000 shares of FBS Common Stock, ten PSPRs and one Risk Event Warrant. Effective as of May 30, 1990, FBS and First Chicago Trust Company of New York entered into Amendment No. 1 to the Rights Agreement to exclude the acquisition of shares of FBS Common Stock by the Purchasers and State Board pursuant to the Stock Purchase Agreement and the Florida Stock Purchase Agreement, respectively, and the transactions contemplated thereby and certain other transactions from the operation of the Rights Agreement. See "--Preferred Stock Purchase Rights" above.

  The Stock Purchase Agreement and the Florida Stock Purchase Agreement contain transfer restrictions with respect to the shares of FBS Common Stock acquired thereunder and standstill provisions limiting further acquisitions of FBS Common Stock by the Purchasers and State Board. The Stock Purchase Agreement and the Florida Stock Purchase Agreement also grant each of the Purchasers and State Board the right to purchase its pro rata share of any Voting Securities (as defined) sold by FBS for cash, subject to certain exceptions. Pursuant to the Stock Purchase Agreement, the Purchasers have designated one person to act as a non-voting observer of the Board of Directors of FBS.

  Each PSPR issued to the Purchasers and State Board relates to a specific twelve-month period commencing with the twelve-month period following closing of the transactions contemplated under the Stock Purchase Agreement and the Florida Stock Purchase Agreement. Each PSPR shall become exercisable in the event that a Dividend Shortfall (as defined) exists for the specific twelve-month period to which such PSPR relates. A Dividend Shortfall will be deemed to exist to the extent that FBS has not paid a cash dividend equal to $0.205 per share of FBS Common Stock for each quarter within such twelve-month period. The PSPRs will be exercisable for that number of shares of FBS Common Stock or (subject to the prior approval of the Federal Reserve Board) depositary shares representing one one-thousandth of a share of Series 1990A Preferred Stock ("Depositary Shares") such that the holders of PSPRs will receive value equal to the Dividend Shortfall. Once a PSPR has become exercisable, it will remain exercisable for a one-year period at an exercise price of $1.25 per share of FBS Common Stock or $1.00 per Depositary Share. If a PSPR were to become exercisable and were not redeemed by FBS as described below, the issuance of Depositary Shares or FBS Common Stock upon exercise of a PSPR could adversely affect the market price of the FBS Common Stock. If the PSPRs were to be exercised for FBS Common Stock, there could be substantial dilution of the FBS Common Stock.

  Each Risk Event Warrant shall become exercisable in the event of certain defined change of control events with respect to FBS where the value received by holders of the FBS Common Stock is less than $13.875 per share, or in certain circumstances in the event the FBS Common Stock is valued at less than $13.875 per share on the tenth anniversary of the closing of the transactions contemplated under the Stock Purchase Agreement. The Risk Event Warrants will be exercisable for that number of shares of FBS Common Stock at an exercise price of $1.25 per share or, in certain circumstances (subject to the prior approval of the Federal Reserve Board), Depositary Shares such that the holders of Risk Event Warrants will receive value equal to such shortfall. If the Risk Event Warrants were to become exercisable and were not redeemed by FBS as described below, the issuance of Depositary Shares or FBS Common Stock upon exercise of a Risk Event Warrant could adversely affect the market price of the FBS Common Stock. If the Risk Event Warrants were to be exercised for FBS Common Stock, there could be substantial dilution of the FBS Common Stock. In the event of a change in control at a time when the market price of the FBS Common Stock is less than $13.875 per share, the Risk Event Warrants may have the effect of reducing the price per share to be received by the holders of the FBS Common Stock.

  In the event of the exercise of a Risk Event Warrant upon the occurrence of certain change of control events, FBS may, at its option (subject to the prior approval of the Federal Reserve Board), elect to have such Risk Event Warrant become exercisable for other securities of FBS acceptable to the holder of such Risk Event Warrant in lieu of the shares of FBS Common Stock for which such Risk Event Warrant would otherwise become exercisable. In addition, FBS has the right (subject to the prior approval of the Federal Reserve Board) to redeem any PSPR at a price equal to the Dividend Shortfall and any Risk Event Warrant at a price equal to the Value Shortfall (as defined) or the Termination Shortfall Amount (as defined), as applicable, after such PSPR or Risk Event Warrant, as the case may be, shall have become exercisable. FBS also has entered into a registration rights agreement with the Purchasers and with State Board pursuant to which the Purchasers and State Board, respectively, are granted certain rights to cause FBS to register with the Commission the FBS Common Stock acquired pursuant to the Stock Purchase Agreement and the Florida Stock Purchase Agreement and the securities acquired upon exercise of the PSPRs and the Risk Event Warrants.

  The foregoing is a summary of the transactions contemplated by the Stock Purchase Agreement and the Florida Stock Purchase Agreement and related documents and is qualified in its entirety by the more detailed information contained in such agreements and documents, copies of which are incorporated by reference as exhibits to the Registration Statement of which this Proxy Statement/Prospectus is a part.

                     DESCRIPTION OF BOULEVARD CAPITAL STOCK

  The following description of the capital stock of Boulevard does not purport to be complete and is subject, in all respects, to applicable Delaware law and to the provisions of the certificate of incorporation of Boulevard. The following description is qualified by reference to the Boulevard Certificate of Incorporation, a copy of which is filed as an exhibit to the Registration Statement of which this Proxy Statement/Prospectus is a part.

GENERAL

  The authorized capital stock of Boulevard consists of 20,000,000 shares of Boulevard Common Stock, par value $0.04 per share; 2,000 shares of Class A Preferred Stock, par value $100 per share; 20,000 shares of Class B Preferred Stock, par value $100 per share; 500 shares of Class C Preferred Stock, par value $100 per share; and 400,000 shares of Class D Preferred Stock, par value $100 per share. Under the Boulevard Certificate of Incorporation, the Board of Directors of Boulevard has the power, subject to limitations prescribed by law and without further action by the shareholders, to fix the designations, rights, preferences, and limitations of each such class of preferred stock and to authorize its issuance. As of September 30, 1993, there were 100,000 shares of Class D Series 1 Preferred Stock issued and outstanding with an aggregate liquidation preference of $10,000,000. At September 30, 1993, 7,195,961 shares of Boulevard Common Stock were issued and outstanding and a total of 1,689,246 shares of Boulevard Common Stock were reserved for issuance upon exercise of outstanding stock options and warrants, for future awards under the 1988 Equity Participation Plan and for activity in Boulevard's dividend reinvestment plan.

PREFERRED STOCK

  The outstanding Class D Series 1 Preferred Stock bears dividends at the rate of $9.00 per annum on a cumulative basis, payable quarterly. The shares of Class D Series 1 Preferred Stock are not convertible, are not subject to any sinking fund provisions and have no preemptive rights. Such shares provide for a liquidation preference of $100 per share plus accrued and unpaid dividends and are subject to redemption, upon at least 30 days' notice, at the option of Boulevard at a redemption price equal to $100 per share plus accrued and unpaid dividends. Holders of Class D Series 1 Preferred Stock do not have any voting rights except as otherwise required by law.

  The Merger Agreement requires Boulevard to redeem the Class D Series 1 Preferred Stock pursuant to its terms prior to the effective date of the Merger. All of the Class D Series 1 Preferred Stock is presently owned by Miami Corporation, the majority shareholder of Boulevard. See "The Merger--Interests of Certain Persons in the Merger."

COMMON STOCK

  Each share of Boulevard Common Stock is entitled to such dividends as may from time to time be declared by the Board of Directors from any funds legally available for dividends. Boulevard cannot pay any dividend whatsoever, nor make any other distribution (either in cash or property) on or in respect of, nor expend any moneys or property for the redemption, retirement, purchase or other acquisition of Boulevard Common Stock or any other class of stock, unless all dividends on all outstanding shares of Class D Series 1 Preferred Stock for all past dividend periods have been paid in full. Shareholders do not have the right to cumulate their votes in the election of directors. Boulevard Common Stock has no conversion rights and the holders of Boulevard Common Stock have no preemptive or other rights to subscribe for additional securities of Boulevard. In the event of liquidation of Boulevard, after the payment or provision for payment of all debts and liabilities and subject to the rights of the holders of any preferred stock of Boulevard which may be outstanding, the holders of Boulevard Common Stock will be entitled to share ratably in the remaining assets of Boulevard. Shares of Boulevard Common Stock are fully paid and nonassessable. The shares of Boulevard Common Stock are listed on the NASDAQ National Market System.

                         ADJOURNMENT OF SPECIAL MEETING

  In the event that there are not sufficient votes to approve and adopt the Merger Agreement at the time of the Special Meeting, such proposal could not be approved unless the Special Meeting were adjourned in order to permit further solicitation of proxies from Boulevard shareholders. In order to allow proxies that have been received by Boulevard at the time of the Special Meeting to be voted for such adjournment, if necessary, Boulevard is submitting the question of adjournment under such circumstances to its shareholders as a separate matter for their consideration. If it is necessary to adjourn the Special Meeting and the adjournment is for a period of less than 30 days, no notice of the time and place of the adjourned meeting is required to be given to shareholders other than an announcement of such time and place at the Special Meeting. A majority of the shares represented and voting at the Special Meeting is required to approve any such adjournment, provided that a quorum is present. THE BOARD OF DIRECTORS OF BOULEVARD RECOMMENDS THAT BOULEVARD SHAREHOLDERS VOTE FOR THE PROPOSAL TO ADJOURN THE SPECIAL MEETING IF NECESSARY TO PERMIT FURTHER SOLICITATION OF PROXIES.

                                 LEGAL OPINIONS

  The validity of the securities offered hereby has been passed upon for FBS by Dorsey & Whitney, Minneapolis, Minnesota. The Dorsey & Whitney firm and certain of its members are indebted to and have other banking and trust relationships with certain banking subsidiaries of FBS.

  The opinion of counsel described under "The Merger--Certain Federal Income Tax Consequences" has been rendered by Wildman, Harrold, Allen & Dixon, counsel to Boulevard.

                                    EXPERTS

  The supplemental consolidated financial statements of FBS appearing in FBS' Current Report on Form 8-K dated July 29, 1993 for the year ended December 31, 1992 have been audited by Ernst & Young, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference, which, as to the years 1991 and 1990, are based in part on the report of Deloitte & Touche, independent auditors, whose report is incorporated herein. Such supplemental consolidated financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

  The consolidated financial statements of Boulevard appearing in the Annual Report on Form 10-K of Boulevard for the year ended December 31, 1992 have been audited by Price Waterhouse, independent accountants, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                            INDEPENDENT ACCOUNTANTS

  Representatives of Price Waterhouse, Boulevard's independent accountants, are expected to be present at the Special Meeting. They may be afforded the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions.

                             SHAREHOLDER PROPOSALS

  If the Merger is not consummated, Boulevard is expected to retain its December 31 fiscal year end. In such event, in order to be eligible for inclusion in Boulevard's proxy solicitation materials for its 1994 annual meeting of shareholders, any shareholder proposal to be considered at such meeting must be received by Boulevard's Corporate Secretary at Boulevard's main office, 410 North Michigan Avenue, Chicago, Illinois 60611, no later than December 1, 1993. Any such proposal shall be subject to the requirements of the proxy rules adopted under the Exchange Act.

                     MANAGEMENT AND ADDITIONAL INFORMATION

  Certain information relating to the management, executive compensation, various benefit plans (including stock plans), voting securities and the principal holders thereof, certain relationships and related transactions and other related matters as to FBS and Boulevard is set forth in or incorporated by reference in the respective Annual Reports on Form 10-K for the year ended December 31, 1992 of FBS and Boulevard, which are incorporated by reference in this Proxy Statement/Prospectus. See "Incorporation of Certain Documents by Reference." FBS and Boulevard shareholders who wish to obtain copies of these documents may contact FBS or Boulevard, as applicable, at its address or telephone number set forth under "Incorporation of Certain Documents by Reference."

               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

  The following Unaudited Pro Forma Combined Balance Sheet as of September 30, 1993 combines the historical consolidated balance sheet of FBS and subsidiaries and Boulevard and subsidiaries as if the Merger had been effective on September 30, 1993, after giving effect to certain adjustments described in the attached Notes to Pro Forma Combined Financial Statements. The unaudited Pro Forma Combined Statements of Income for the nine months ended September 30, 1993 present the combined results of operations of FBS and Boulevard as if the Merger had been effective at the beginning of the period, after giving effect to certain adjustments described in the attached Notes to Pro Forma Combined Financial Statements. The unaudited Pro Forma Combined Statement of Income for the year ended December 31, 1992 presents the combined results of operations of FBS, Boulevard and Bank Shares Incorporated ("BSI") and its subsidiaries purchased by FBS (acquisition of BSI consummated by FBS on December 31, 1992 using the purchase method of accounting) as if the mergers had been effective at the beginning of the year, after giving effect to certain adjustments described in the attached Notes to Pro Forma Combined Financial Statements.

  The Boulevard acquisition has been reflected using the purchase method of accounting. Under this method of accounting, the purchase price will be allocated to assets acquired and liabilities assumed based on their estimated fair values at the closing of the transaction. Purchase accounting adjustments included in these unaudited pro forma combined financial statements may change as additional information becomes available.

  The pro forma combined financial information included within is not necessarily indicative of the results of the future operations of the combined entity or the actual results that would have been achieved had the acquisition been consummated prior to the periods indicated.

                                     INDEX

                                                               PAGE
                                                               ----
Pro Forma Combined Balance Sheet at September 30,
 1993...................................                       F-2
Pro Forma Combined Statements of Income:
  Nine Months Ended September 30,
   1993...............................................         F-3
  Year ended December 31,
   1992....................................................... F-4
Notes to Pro Forma Combined Financial
 Statements.........................................           F-5

                            FIRST BANK SYSTEM, INC.

                        PRO FORMA COMBINED BALANCE SHEET

                     ACQUISITION OF BOULEVARD BANCORP, INC.

                               SEPTEMBER 30, 1993

                             (DOLLARS IN MILLIONS)

                                    FBS                 PURCHASE       PRO FORMA
                                CONSOLIDATED BOULEVARD ADJUSTMENTS     COMBINED
                                ------------ --------- -----------     ---------
ASSETS
Cash and due from banks.......    $ 1,773     $   80      $ (16)(D)(F)  $ 1,837
Federal funds sold............         47          6        (53)(F)           0
Securities purchased under
 agreements to resell.........        362        --        (149)(F)         213
Interest-bearing deposits with
 banks........................          1        --                           1
Trading account securities....        140        --                         140
Securities held for sale......         72        172                        244
Investment securities.........      3,794        654          4 (B)       4,452
Loans.........................     18,568        674          5 (B)      19,247
Allowance for loan losses.....        427         20                        447
                                  -------     ------      -----         -------
 Net loans....................     18,141        654          5          18,800
Bank premises and equipment...        393         23         (6)(D)         410
Interest receivable...........        143         10                        153
Customers' liability on
 acceptances..................        167        --                         167
Other assets..................        908         69        135 (C)(E)    1,112
                                  -------     ------      -----         -------
   Total assets...............    $25,941     $1,668      $ (80)        $27,529
                                  =======     ======      =====         =======
LIABILITIES AND SHAREHOLDERS'
 EQUITY
Deposits
 Domestic:
  Noninterest-bearing.........    $ 6,882     $  217                    $ 7,099
  Interest-bearing............     13,542        979                     14,521
                                  -------     ------      -----         -------
   Total deposits in domestic
    offices...................     20,424      1,196                     21,620
 Foreign interest-bearing.....         42        --                          42
                                  -------     ------      -----         -------
   Total deposits.............     20,466      1,196                     21,662
Federal funds purchased.......        602         11                        613
Securities sold under
 agreements to repurchase.....        373        217                        590
Other short-term funds
 borrowed.....................        332         23                        355
Long-term debt................      1,030         14      $   1 (B)       1,045
Acceptances outstanding.......        167        --                         167
Other liabilities.............        695         99         27 (C)         821
                                  -------     ------      -----         -------
   Total liabilities..........     23,665      1,560         28          25,253
Shareholders' Equity
 Preferred stock..............        269         10        (10)(F)         269
 Common stock.................        144          1          6 (F)         151
 Capital surplus..............        676         41        154 (F)         871
 Retained earnings............      1,236         56        (56)(F)       1,236
 Less: Treasury stock.........        (49)       --        (202)(F)        (251)
                                  -------     ------      -----         -------
   Total shareholders' equity.      2,276        108       (108)          2,276
                                  -------     ------      -----         -------
   Total liabilities and
    shareholders' equity......    $25,941     $1,668      $ (80)        $27,529
                                  =======     ======      =====         =======

      See Notes to the Unaudited Pro Forma Combined Financial Statements.

                            FIRST BANK SYSTEM, INC.

                     ACQUISITION OF BOULEVARD BANCORP, INC.

                     PRO FORMA COMBINED STATEMENT OF INCOME
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1993
                                  (UNAUDITED)

(IN MILLIONS, EXCEPT PER SHARE       FBS                 PURCHASE     PRO FORMA
DATA)                            CONSOLIDATED BOULEVARD ADJUSTMENTS   COMBINED
- ------------------------------   ------------ --------- -----------  -----------
INTEREST INCOME
Loans..........................     $1,046.0    $45.6      $(2.0)(B)    $1,089.6
Investment securities:
 Taxable.......................        171.3     22.8       (1.6)(B)       192.5
 Exempt from federal income
  taxes........................          9.9      0.4                       10.3
Trading account................          3.5      --                         3.5
Federal funds sold and resale
 agreements....................         18.0      0.5       (4.5)(F)        14.0
Deposits with banks............          2.1      --                         2.1
                                    --------    -----      -----        --------
  Total interest income........      1,250.8     69.3       (8.1)        1,312.0
INTEREST EXPENSE
Deposits.......................        329.7     25.8                      355.5
Federal funds purchased and
 repurchase agreements.........         24.2      --                        24.2
Other short-term funds
 borrowed......................         14.1      3.9                       18.0
Long-term debt.................         39.5      1.4       (0.6)(B)        40.3
                                    --------    -----      -----        --------
  Total interest expense.......        407.5     31.1       (0.6)          438.0
                                    --------    -----      -----        --------
Net interest income............        843.3     38.2       (7.5)          874.0
Provision for credit losses....         98.2      1.8                      100.0
                                    --------    -----      -----        --------
Net interest income after
 provision for credit losses...        745.1     36.4       (7.5)          774.0
NONINTEREST INCOME
Trust fees.....................        108.6      5.6                      114.2
Service charges on deposit
 accounts......................         86.9      5.1                       92.0
Credit card fees...............         99.6      --                        99.6
Insurance commissions..........         15.6      --                        15.6
Trading account profits and
 commissions...................          7.9      --                         7.9
Investment securities gains....          0.3      0.8                        1.1
Other..........................        104.8      5.9                      110.7
                                    --------    -----      -----        --------
  Total noninterest income.....        423.7     17.4                      441.1
NONINTEREST EXPENSE
Salaries.......................        294.1     15.3                      309.4
Employee benefits..............         66.7      5.5                       72.2
Net occupancy..................         70.6      4.7       (3.5)(D)        71.8
Furniture and equipment........         53.5      2.6       (1.1)(D)        55.0
FDIC insurance.................         34.9      2.4                       37.3
Professional services..........         26.0      2.0                       28.0
Merger, integration and
 restructuring.................         72.2      --                        72.2
Other..........................        227.2     14.0        5.3 (E)       246.5
                                    --------    -----      -----        --------
  Total noninterest expense....        845.2     46.5        0.7           892.4
                                    --------    -----      -----        --------
Income before income taxes.....        323.6      7.3       (8.2)          322.7
Applicable income taxes
 (credit)......................        121.5      1.9       (1.0)(G)       122.4
                                    --------    -----      -----        --------
Income before cumulative effect
 of changes in accounting
 principles....................        202.1      5.4       (7.2)          200.3
Cumulative effect of changes in
 accounting principles.........          --       --         --              --
                                    --------    -----      -----        --------
Net income.....................     $  202.1    $ 5.4      $(7.2)       $  200.3
                                    --------    =====      =====        --------
Net income applicable to common
 equity........................     $  179.8                            $  178.0
                                    ========                            ========
EARNINGS PER COMMON SHARE
Average common and common
 equivalent shares.............  113,677,049                    (A)  113,677,049
Primary and fully diluted
 income before cumulative
 effect of changes in
 accounting principles.........        $1.58                               $1.57
Primary and fully diluted net
 income........................         1.58                                1.57

         See Notes to unaudited Pro Forma Combined Financial Statements

                            FIRST BANK SYSTEM, INC.

                     ACQUISITION OF BOULEVARD BANCORP, INC.

  PRO FORMA COMBINED STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 1992
                                  (UNAUDITED)

(IN MILLIONS, EXCEPT          FBS               PURCHASE               PURCHASE      PRO FORMA
SHARE DATA)               CONSOLIDATED  BSI    ADJUSTMENTS  BOULEVARD ADJUSTMENTS    COMBINED
- --------------------      ------------ ------  -----------  --------- -----------   -----------
INTEREST INCOME
Loans...................     $1,418.8  $ 76.3                 $76.5      $(2.6)(B)     $1,569.0
Investment securities:
 Taxable................        186.4    64.2     $(1.6)(B)    28.4       (2.3)(B)        275.1
 Exempt from federal
  income taxes..........         12.0     1.5                   0.8                        14.3
Trading account.........          6.4     0.2                   --                          6.6
Federal funds sold and
 resale agreements......         46.2     1.3                   1.5       (7.0)(F)         42.0
Deposits with banks.....         11.5     --                    --                         11.5
                             --------  ------     -----       -----     ------         --------
 Total interest income..      1,681.3   143.5      (1.6)      107.2     (11.9)          1,918.5
INTEREST EXPENSE
Deposits................        568.7    58.4                  46.0                       673.1
Federal funds purchased
 and repurchase
 agreements.............         37.1     7.6                   --                         44.7
Other short-term funds
 borrowed...............         14.3     1.0                   4.0                        19.3
Long-term debt..........         66.1     0.1                   1.8       (0.8)(B)         67.2
                             --------  ------     -----       -----     ------         --------
 Total interest expense.        686.2    67.1       0.0        51.8       (0.8)           804.3
                             --------  ------     -----       -----     ------         --------
Net interest income.....        995.1    76.4      (1.6)       55.4      (11.1)         1,114.2
Provision for credit            183.4    36.0                   5.9                       225.3
 losses.................     --------  ------     -----       -----     ------         --------
Net interest income
 after provision for
 credit losses..........        811.7    40.4      (1.6)       49.5      (11.1)           888.9
NONINTEREST INCOME
Trust fees..............        127.8     5.3                   6.9                       140.0
Service charges on
 deposit accounts.......        108.4     9.7                   5.9                       124.0
Credit card fees........        116.9     0.1                   --                        117.0
Insurance commissions...         27.3     1.6                   --                         28.9
Trading account profits
 and commissions........         10.5     4.3                   --                         14.8
Investment securities
 gains..................          1.9     3.7                   2.9                         8.5
Other...................        142.9    15.1       2.3 (D)     5.7                       166.0
                             --------  ------     -----       -----     ------         --------
 Total noninterest
  income................        535.7    39.8       2.3        21.4                       599.2
NONINTEREST EXPENSE
Salaries................        388.7    31.6                  22.1                       442.4
Employee benefits.......         85.5     5.9                   6.1                        97.5
Net occupancy...........         87.9     8.9      (0.2)(D)     6.1       (4.7)(D)         98.0
Furniture and equipment.         67.2     2.5                   3.3       (1.5)(D)         71.5
FDIC insurance..........         42.2     4.0                   2.9                        49.1
Professional services...         38.7     3.5                   3.7                        45.9
Other...................        404.1    40.7       8.9 (E)    19.6        7.0 (E)        480.3
                             --------  ------     -----       -----     ------         --------
 Total noninterest            1,114.3    97.1       8.7        63.8        0.8          1,284.7
  expense...............     --------  ------     -----       -----     ------         --------
Income (loss) before
 income taxes...........        233.1   (16.9)     (8.0)        7.1      (11.9)           203.4
Applicable income taxes          78.6    (4.7)     (1.5)(G)     1.9       (1.7)(G)         72.6
 (credit)...............     --------  ------     -----       -----     ------         --------
Income (loss) before
 cumulative effect of
 changes in accounting
 principles.............        154.5   (12.2)     (6.5)        5.2      (10.2)           130.8
Cumulative effect of
 changes in accounting          157.3     --        --         (1.8)                      155.5
 principles.............     --------  ------     -----       -----     ------            -----
Net income (loss).......     $  311.8  $(12.2)    $(6.5)      $ 3.4     $(10.2)        $  286.3
                             ========  ======     =====       =====     ======         ========
Net income applicable to     $  281.6                                                  $  256.1
 common quality.........     ========                                                  ========
EARNINGS PER COMMON
 SHARE
Average common and
 common equivalent
 shares.................  105,361,022                                          (A)  113,524,287
Primary and fully
 diluted income before
 cumulative effect of
 changes in accounting
 principles.............        $1.18                                                     $0.89
Primary and fully
 diluted net income.....         2.67                                                      2.26

         See Notes to unaudited Pro Forma Combined Financial Statements

                NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS

NOTE A: BASIS OF PRESENTATION

  On September 29, 1993, First Bank System, Inc. ("FBS") signed a definitive agreement to acquire Boulevard Bancorp, Inc. ("Boulevard"), a $1.7 billion bank holding company. The value of the FBS common stock to be issued in connection with the merger and the fair value of Boulevard's stock options and warrants to be converted into FBS stock options and warrants, respectively, is approximately $202.3 million based on the average market price of FBS common stock five days prior to the agreement on the terms of the merger. In conjunction with the merger, FBS also announced that it would buy back existing common shares equal to the number of shares issued at the time of closing on the Boulevard transaction.

  The merger with Boulevard will be accounted for by FBS under the purchase method of accounting in accordance with APB No. 16 and, accordingly, this method has been applied in the unaudited pro forma combined financial statements. Under this method of accounting, the purchase price will be allocated to assets acquired and liabilities assumed based on their estimated fair value at the closing of the transaction. Estimates of the fair value of Boulevard's assets and liabilities have been combined with the historical consolidated balance sheet of FBS. Purchase accounting, reorganization and restructuring costs adjustments included in these unaudited pro forma combined financial statements may change as additional information becomes available.

  On December 31, 1992, FBS consummated the acquisition of Bank Shares Incorporated ("BSI") by issuing approximately 8.2 million shares of common stock in exchange for the common stock of BSI. The acquisition of BSI was accounted for by FBS under the purchase method of accounting in accordance with APB No. 16. The unaudited Pro Forma Combined Statement of Income for the year ended December 31, 1992 includes the results of BSI in accordance with the disclosure requirements of APB No. 16. The financial results of BSI included in the Pro Forma Combined Statement of Income for the year ended December 31, 1992 do not include the operating results of the subsidiaries that were repurchased by certain BSI shareholders. The total assets acquired and liabilities assumed at the time of acquisition were $2.1 billion and $1.9 billion, respectively.

  The unaudited Pro Forma Combined Balance Sheet is based on the unaudited consolidated balance sheets of FBS and subsidiaries and Boulevard and subsidiaries as of September 30, 1993. The unaudited Pro Forma Combined Statement of Income is based primarily on the unaudited consolidated statements of income of FBS and subsidiaries and Boulevard and subsidiaries for the nine months ended September 30, 1993. The unaudited Pro Forma Combined Statement of Income for the year ended December 31, 1992 is based on the unaudited consolidated financial statements of FBS and subsidiaries, Boulevard and subsidiaries, and BSI and its subsidiaries purchased by FBS.

  The FBS results of operations for the year ended December 31, 1992 include the effect of two new accounting standards: Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions." Income before merger-related charges and cumulative effect of changes in accounting principles for the year ended December 31, 1992 was reduced by $56.6 million as a result of increased income tax expense under SFAS No. 109 and $1.0 million for increased employee benefit expenses under SFAS No. 106. In addition, the net cumulative effect for prior years of adopting SFAS No. 109 and SFAS No. 106 resulted in a $157.3 million increase in net income in 1992.

  Also included in FBS results of operations for the year ended December 31, 1992 are merger-related charges of $124.0 million ($81.8 million after tax) associated with the acquisitions of Western Capital Investment Corporation and BSI. These charges include a $13.6 million provision for loan losses, a $26.4 million provision for losses on other real estate, and $84.0 million in merger, integration and restructuring provisions. The provisions were made to reflect FBS' intent with respect to the disposition of problem assets and to provide for anticipated reorganization and restructuring costs.

  The FBS results of operations for the period ended September 30, 1993 include merger-related charges of $72.2 million ($50.0 million after tax) associated with the acquisition of Colorado National Bankshares, Inc. These charges include a $29.7 million provision for anticipated reorganization and restructuring costs, systems conversions, and customer communication costs and a $14.3 million write-down of premises and equipment related to redundant main office and branch facilities. Other charges, totaling $28.2 million, primarily involve severance.

  Management estimates that as a result of the effects of purchase accounting in the Boulevard merger, the combined company's results of operations will reflect charges of approximately $11.1 million for the fiscal year subsequent to the merger.

  FBS expects to achieve operating cost savings primarily through reductions in staff, the consolidation and elimination of certain office facilities, and the consolidation of certain data processing and other back office operations. The operating cost savings are expected to be achieved in various amounts at various times during the years subsequent to the closing and not ratably over, or at the beginning or end of, such periods. No adjustment has been included in the unaudited pro forma combined financial statements for the anticipated operating cost savings.

  Certain amounts in the historical financial statements of Boulevard have been reclassified in the unaudited pro forma combined financial statements to conform to FBS' historical financial statement presentation.

NOTE B: INVESTMENT SECURITIES, LOANS AND LONG-TERM DEBT

  BSI's securities were recorded at their estimated fair value at the consummation of the acquisition, resulting in a $6.5 million premium from their previously recorded values. The amortization of the premium has been included in the unaudited Pro Forma Combined Statement of Income for the year ended December 31, 1992 based on the estimated average life of the portfolio of four years.

  Boulevard's securities have been valued at their estimated fair value, resulting in an estimated $4.2 million premium from their recorded values. The amortization of the premium has been included in the unaudited Pro Forma Combined Statements of Income based on the approximate average life of the portfolio as of December 31, 1992 of two years.

  Boulevard's loans have been valued at their estimated fair value, resulting in an estimated $5.2 million premium from their recorded values. The amortization of the premium has been included in the unaudited Pro Forma Combined Statements of Income based on the approximate average life of the portfolio as of December 31, 1992 of two years.

  Boulevard's long-term debt has been valued at its estimated fair value resulting in a $1.4 million premium from its recorded values. The amortization of the premium has been included in the unaudited Pro Forma Combined Statement of Income based on the debt's maturity date of October 31, 1994.

NOTE C: REORGANIZATION AND RESTRUCTURING ACCRUALS

  Pursuant to the merger agreement, Boulevard will establish such additional accruals as may be necessary to reflect FBS' plans with respect to the conduct of its business following the merger and to provide for anticipated reorganization and restructuring costs. Boulevard will, subject to the satisfaction or waiver of all conditions to FBS' obligation to consummate the merger, including the receipt of regulatory approval, make such adjustments in its results of operations prior to the effective date, based on information available at that time.

  For purposes of the unaudited Pro Forma Combined Balance Sheet, accruals of $20 million have been reflected in the Pro Forma Combined Balance Sheet, representing severance, conversion costs, and certain other merger-related costs. These adjustments have not been included in the Pro Forma Combined Statements of Income, as they are not expected to have a continuing impact on FBS.

NOTE D: PREMISES AND EQUIPMENT

  In connection with the merger with Boulevard, it is expected that FBS will purchase a 173,000 square foot building in suburban Chicago which houses a branch facility for one of Boulevard's subsidiaries. At or subsequent to the time of closing, FBS will purchase the building from cash on hand at its fair value of $6 million. The unaudited Pro Forma Combined Statements of Income include adjustments to record operating and depreciation expenses for the building for the respective periods shown. Premises and equipment have also been adjusted to their estimated fair value based on preliminary valuations and other review procedures. A reserve of $12 million results from these valuations and from anticipated expenses to be incurred in the closing of duplicate facilities. This reserve will be recorded at or immediately prior to the closing and has not been included in the unaudited Pro Forma Combined Statements of Income, as it is not expected to have continuing impact on FBS. Occupancy expense has been reduced to reflect the amortization of the fair value adjustment to premises and equipment and the effect of closing duplicate facilities.

  As part of the merger agreement with BSI, FBS acquired a building in downtown Minneapolis which houses the data processing and operations center for BSI by assuming an existing $20 million mortgage. The unaudited Pro Forma Combined Statement of Income for the year ended December 31, 1992 includes an adjustment to record rental income and operating and depreciation expenses related to the building for that period. In addition, premises and equipment were recorded at their estimated fair value. A reserve of $18 million for this valuation and for anticipated expenses to be incurred in the closing of duplicate facilities was recorded. Occupancy expense has been adjusted to reflect the amortization of the fair value adjustments to premises and equipment and the effect of closing duplicate facilities.

NOTE E: OTHER ASSETS

  Amortization expense related to goodwill and the core deposit intangible resulting from the BSI acquisition has been included in the unaudited Pro Forma Combined Statement of Income for the year ended December 31, 1992. The expense was calculated based on the core deposit intangible of $34 million, which will be amortized over the estimated lives of the deposits of approximately 10 years, and goodwill of $69 million, which will be amortized over 25 years.

  As explained in Note A, purchase accounting adjustments for the Boulevard Merger may change as additional information becomes available. When the final allocation of the purchase price for Boulevard is made based on the fair values assigned at the date of closing, intangible assets consisting of goodwill and core deposit intangibles will be recorded for the excess purchase price. Based on current estimates, the amount of aggregate intangible assets has been calculated as described below.

      (IN MILLIONS)
      -------------
      Purchase price...............................................       $202
      Common equity of Boulevard at September 30, 1993............. $ 98
      Increase (decrease) to Boulevard's common equity as a result of estimated fair value purchase adjustments:
        Mark-to-market on investment securities....................    4
        Mark-to-market on loans....................................    5
        Mark-to-market on long-term debt...........................   (1)
        Elimination of Boulevard's goodwill........................   (6)
        Record liability for post-retirement benefits..............   (3)
        Net increase in income tax liability.......................   (2)
      Increase (decrease) to Boulevard's common equity as a result of reorganization and restructuring costs:
        Premises and equipment valuation...........................  (12)
        Severance and conversion reserve...........................  (20)
        Net decrease in income tax liability.......................   12
                                                                    ----  ----
      Net equity balance...........................................         75
                                                                          ----
      Intangible assets............................................       $127
                                                                          ====

   NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS (UNAUDITED)--(CONCLUDED) Amortization expense relating to the Boulevard merger has been included in the unaudited Pro Forma Combined Statements of Income for the nine months ended September 30, 1993 and the year ended December 31, 1992, and was calculated based on the intangible asset balance using the straight-line method over an average estimated period of benefit for goodwill and core deposit intangibles of 15 years. The final allocation of intangible assets between goodwill and core deposits, as well as the methods of amortization, has not been determined. Subsequent changes to the purchase adjustments, as well as the final allocation of the intangible assets between goodwill and core deposits will result in an adjustment to goodwill, which will have a corresponding impact on amortization expense. Accordingly, pro forma combined income for the nine month period ended September 30, 1993 and the year ended December 31, 1992, would also change, as well as the related pro forma combined earnings per share amounts.

NOTE F: STOCKHOLDERS' EQUITY

  Prior to the closing, Boulevard will redeem all of its outstanding preferred stock at its redemption price of $10 million.

  FBS will issue common shares for all the outstanding common stock of Boulevard and convert Boulevard's outstanding stock options and warrants into FBS stock options and warrants, respectively. The price per share of $31.05 represents the average stock price for the five days prior to FBS and Boulevard reaching an agreement on the terms of the acquisition. Common stock in the unaudited Pro Forma Combined Balance Sheet has been increased by the par value of the FBS stock to be issued of $7.3 million, and additional paid-in capital has been increased by $195.1 million, the difference between the market value and the par value of the common stock to be issued. As part of the purchase accounting adjustments, retained earnings of Boulevard have been eliminated.

  FBS has announced its intention to repurchase common shares equal to the number of shares to be issued in connection with the Boulevard acquisition. The repurchase of these shares will take place between October 1993 and up to 90 days following the closing of the Boulevard acquisition. Accordingly, treasury stock has been increased by $202 million as it is anticipated the aggregate cost of these purchases will be approximately equal to the purchase price of the Boulevard acquisition. FBS will fund these purchases with the proceeds from the sale of federal funds sold and securities sold under agreements to repurchase. The unaudited Pro Forma Combined Statements of Income include an adjustment to reflect the reduction in interest income due to the sale of securities.

NOTE G: INCOME TAX PROVISIONS

  The income tax provision for adjustments related to the Boulevard and BSI acquisitions reflected in the unaudited Pro Forma Combined Statements of Income have been computed at FBS' effective combined federal and state marginal tax rate.

            INDEX TO FINANCIAL STATEMENTS OF BOULEVARD BANCORP, INC.

                                                                            PAGE
                                                                            ----

                      AUDITED ANNUAL FINANCIAL STATEMENTS

Consolidated Balance Sheets at December 31, 1992 and 1991.................  F-10
Consolidated Statements of Operations for Years Ended December 31, 1992,
 1991 and 1990............................................................  F-11
Consolidated Statements of Changes in Shareholders' Equity for Years Ended
 December 31, 1992, 1991 and 1990.........................................  F-12
Consolidated Statements of Cash Flows for Years Ended December 31, 1992,
 1991 and 1990............................................................  F-13
Notes to Consolidated Financial Statements................................  F-14
Report of Independent Accountants.........................................  F-31

                     UNAUDITED INTERIM FINANCIAL STATEMENTS

Consolidated Balance Sheets at September 30, 1993 and December 31, 1992
 (unaudited)..............................................................  F-32
Consolidated Statements of Operations for the Three Months and Nine Months
 Ended September 30, 1993 and 1992 (unaudited)............................  F-33
Consolidated Statements of Cash Flows for the Nine Months Ended September
 30, 1993 and 1992 (unaudited)............................................  F-34
Notes to Consolidated Financial Statements (unaudited)....................  F-35

                            BOULEVARD BANCORP, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                             DECEMBER 31,
                                                         ----------------------
                                                            1992        1991
                                                         ----------  ----------
                                                           ($ IN THOUSANDS,
                                                           EXCEPT PER SHARE
                                                                 DATA)
ASSETS
Cash and due from banks................................  $   82,102  $   77,096
Investment securities (market value $422,233 and
 $374,348 at December 31, 1992 and 1991, respectively).     421,547     365,301
Securities held for sale (market value $115,245).......     114,122
Federal funds sold.....................................      32,350      86,175
Loans (net of unearned discount of $16,551 and $19,535
 at December 31, 1992 and 1991, respectively)..........     838,426     934,637
Less--Allowance for possible loan losses...............      24,151      29,333
                                                         ----------  ----------
   Net loans...........................................     814,275     905,304
Premises and equipment, net............................      22,664      24,394
Other real estate......................................      17,798      23,385
Other assets...........................................      59,149      60,089
                                                         ----------  ----------
    Total assets.......................................  $1,564,007  $1,541,744
                                                         ==========  ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
  Non-interest bearing deposits........................  $  246,076  $  225,504
  Interest bearing deposits............................   1,021,045   1,080,487
                                                         ----------  ----------
    Total deposits.....................................   1,267,121   1,305,991
Notes payable..........................................      10,000       7,000
Other short-term borrowings............................     151,595      71,138
Other liabilities......................................      17,940      43,263
Subordinated debentures................................      11,203      10,766
Other long-term debt...................................       2,910       3,170
                                                         ----------  ----------
    Total liabilities..................................   1,460,769   1,441,328
                                                         ----------  ----------
Non-redeemable preferred stock--$100 par value:
  Class D--400,000 shares authorized Series 1--100,000
   shares issued and outstanding.......................      10,000      10,000
Common stock--$.04 par value; 20,000,000 shares
 authorized and 7,137,389 and 7,071,907 shares issued
 and outstanding at December 31, 1992 and 1991,
 respectively..........................................         285         283
Additional paid-in capital.............................      40,972      40,085
Retained earnings......................................      52,541      50,048
Unearned compensation applicable to stock awards.......        (560)
                                                         ----------  ----------
    Total non-redeemable preferred stock and common
     shareholders' equity..............................     103,238     100,416
                                                         ----------  ----------
    Total liabilities and shareholders' equity.........  $1,564,007  $1,541,744
                                                         ==========  ==========

        The accompanying notes are an integral part of these statements.

                            BOULEVARD BANCORP, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                  YEARS ENDED DECEMBER 31,
                                                -------------------------------
                                                  1992       1991       1990
                                                ---------  ---------  ---------
                                                 ($ IN THOUSANDS, EXCEPT PER
                                                         SHARE DATA)
Interest Income:
  Interest and fees on loans..................  $  76,497  $ 100,427  $ 124,329
  Interest on time deposits in other banks....                   377      1,611
  Interest on investment securities:
    Taxable...................................     28,421     22,777     17,901
    Exempt from federal income tax............        794      1,260      1,923
  Income on federal funds sold................      1,518      2,860      6,250
                                                ---------  ---------  ---------
      Total interest income...................    107,230    127,701    152,014
                                                ---------  ---------  ---------
Interest Expense:
  Interest on deposits........................     45,980     65,344     82,780
  Interest on short-term borrowings...........      3,969      5,606      5,960
  Interest on long-term debt..................      1,871      1,838      1,750
                                                ---------  ---------  ---------
      Total interest expense..................     51,820     72,788     90,490
                                                ---------  ---------  ---------
Net interest income...........................     55,410     54,913     61,524
Provision for possible loan losses............      5,948     15,624     60,655
                                                ---------  ---------  ---------
Net interest income after provision for
 possible loan losses.........................     49,462     39,289        869
                                                ---------  ---------  ---------
Other Operating Income:
  Trust department income.....................      6,906      6,376      5,695
  Service charges on deposit accounts.........      5,875      5,526      5,210
  Security gains..............................      2,922      4,622         36
  Other income................................      5,741      3,094      3,450
                                                ---------  ---------  ---------
      Total other operating income............     21,444     19,618     14,391
                                                ---------  ---------  ---------
Other Operating Expenses:
  Salaries and employee benefits..............     28,133     27,719     28,089
  Net occupancy expense.......................      6,058      6,090      6,206
  Equipment expenses..........................      3,337      3,526      4,361
  Other expenses..............................     26,314     27,009     18,846
                                                ---------  ---------  ---------
      Total other operating expenses..........     63,842     64,344     57,502
                                                ---------  ---------  ---------
Income (loss) before income taxes.............      7,064     (5,437)   (42,242)
Income taxes (benefit)........................      1,845     (3,140)   (18,097)
                                                ---------  ---------  ---------
Income (loss) before cumulative effect of
 accounting change............................      5,219     (2,297)   (24,145)
Cumulative effect of change in method of
 accounting for income taxes..................     (1,826)
                                                ---------  ---------  ---------
Net income (loss).............................  $   3,393  $  (2,297) $ (24,145)
                                                =========  =========  =========
Per Common Share Data:
  Income (loss) before cumulative effect of
   accounting change..........................  $    0.66  $   (0.28) $   (3.38)
  Cumulative effect of change in method of
   accounting for income taxes................      (0.22)
                                                ---------  ---------  ---------
  Net income (loss)...........................  $    0.44  $   (0.28) $   (3.38)
                                                =========  =========  =========
Average number of common and common equivalent
 shares outstanding...........................  8,263,106  7,870,680  7,077,431

        The accompanying notes are an integral part of these statements.

                            BOULEVARD BANCORP, INC.

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                             UNEARNED
                             NON-                                          COMPENSATION
                          REDEEMABLE        ADDITIONAL                      APPLICABLE
                          PREFERRED  COMMON  PAID-IN   RETAINED  TREASURY    TO STOCK
                            STOCK    STOCK   CAPITAL   EARNINGS   STOCK       AWARDS
                          ---------- ------ ---------- --------  --------  ------------
                                               ($ IN THOUSANDS)
Balance at December 31,
 1989...................   $   --     $270   $35,946   $ 81,162  $(1,660)     $ --
Net loss................                                (24,145)
Issuance of Common Stock
 on exercise of
 warrants...............                 7     2,040     (1,736)   3,586
Purchase of Treasury
 Stock..................                                          (1,926)
Cash dividends on Common
 Stock..................                                 (2,411)
                           -------    ----   -------   --------  -------      -----
Balance at December 31,
 1990...................       --      277    37,986     52,870      --         --
Net loss................                                 (2,297)
Issuance of Common Stock
 on:
  Exercise of warrants..                 6     2,071
  Award of Common Stock
   under 1988 Equity
   Participation Plan...                          28
Issuance of Class D
 Preferred Stock, Series
 1......................    10,000
Cash dividends on Class
 D Preferred Stock,
 Series 1...............                                   (525)
                           -------    ----   -------   --------  -------      -----
Balance at December 31,
 1991...................    10,000     283    40,085     50,048      --         --
Net income..............                                  3,393
Issuance of Common Stock
 on:
  Exercise of 1984
   Warrants.............                          95
  Award of Common Stock
   under 1988 Equity
   Participation Plan...                 2       774                           (776)
  Dividend Reinvestment
   Plan.................                          18
Amortization of Unearned
 Compensation...........                                                        216
Cash dividends on Class
 D Preferred Stock,
 Series 1...............                                   (900)
                           -------    ----   -------   --------  -------      -----
Balance at December 31,
 1992...................   $10,000    $285   $40,972   $ 52,541  $   --       $(560)
                           =======    ====   =======   ========  =======      =====

        The accompanying notes are an integral part of these statements.

                            BOULEVARD BANCORP, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                     YEARS ENDED DECEMBER 31,
                                                    ----------------------------
                                                      1992      1991      1990
                                                    --------  --------  --------
                                                         ($ IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)...............................  $  3,393  $ (2,297) $(24,145)
  Adjustments to reconcile net income (loss) to
   net cash:
    Provision for possible loan losses............     5,948    15,624    60,655
    Depreciation and amortization.................     4,532     4,562     5,100
    Decrease in interest receivable...............     1,475     4,894     2,571
    Decrease in interest payable..................    (1,787)   (1,687)     (981)
    Provision for (benefit of) deferred income
     taxes........................................     1,117     1,340    (8,824)
    Gain on sale of loans.........................    (1,907)
    Loss (gain) on other real estate..............     1,884     4,467       (49)
    Gain on sale of investment securities.........    (2,922)   (4,622)      (36)
    Cumulative effect of accounting change........     1,826
    Other--net....................................    (1,101)   (3,267)   (9,579)
                                                    --------  --------  --------
      Net cash flows provided by operating
       activities.................................    12,458    19,014    24,712
                                                    --------  --------  --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Net decrease in interest-bearing time deposits
   in other banks.................................              10,927    29,094
  Net decrease (increase) in federal funds sold...    53,825   (54,875)   68,900
  Purchases of investment securities..............  (437,007) (397,624) (148,902)
  Proceeds from maturity of investment securities.   128,106   145,632    84,749
  Proceeds from sale of investment securities.....   114,261   174,243     4,036
  Acquisition of loans previously sold............   (16,566)
  Proceeds from sale of loans.....................    86,514              53,512
  Net decrease (increase) in loans................     8,731   180,138   (77,008)
  Additions to premises and equipment.............    (1,165)   (1,318)   (4,954)
  Proceeds from sale of other real estate.........    12,404     9,527       699
                                                    --------  --------  --------
      Net cash flows (used) provided by investing
       activities.................................   (50,897)   66,650    10,126
                                                    --------  --------  --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net increase (decrease) in non-interest bearing
   deposits.......................................    20,572   (36,556)  (16,012)
  Net decrease in interest bearing deposits.......   (59,442)  (79,997)  (26,088)
  Proceeds from issuance of notes payable.........     3,000     9,000     3,000
  Principal payments on notes payable.............             (13,230)   (2,000)
  Net increase (decrease) in other short term
   borrowings.....................................    80,457    18,689   (12,851)
  Principal payments on other long term debt......      (260)     (240)      (76)
  Issuance of preferred stock.....................              10,000
  Issuance of common stock........................        18     1,838     3,663
  Purchase of treasury stock......................                        (1,926)
  Dividends paid:
    Preferred stock...............................      (900)     (525)
    Common stock..................................                        (2,411)
                                                    --------  --------  --------
      Net cash flows provided (used) by financing
       activities.................................    43,445   (91,021)  (54,701)
                                                    --------  --------  --------
NET INCREASE (DECREASE) IN CASH AND DUE FROM
 BANKS............................................     5,006    (5,357)  (19,863)
Cash and due from banks at beginning of year......    77,096    82,453   102,316
                                                    --------  --------  --------
Cash and due from banks at end of year............  $ 82,102  $ 77,096  $ 82,453
                                                    ========  ========  ========
Supplemental disclosures of cash flow information:
  Interest paid...................................  $ 53,075  $ 74,475  $ 91,471
  Income taxes paid...............................  $    515  $    390  $    526

        The accompanying notes are an integral part of these statements.

                            BOULEVARD BANCORP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Boulevard Bancorp, Inc. (the "Company") and its majority owned subsidiaries follow generally accepted accounting principles including, where applicable, prevailing practices in the banking industry. The Company's principal subsidiaries are Boulevard Bank National Association ("Boulevard Bank"), First National Bank of Des Plaines ("First Bank"), National Security Bank of Chicago ("National Security"), Citizens National Bank of Downers Grove ("Citizens Bank") (collectively, the "Banks") and Boulevard Technical Services, Inc. ("BTS"), an operations subsidiary. Miami Corporation owns a majority of the Company's Common Stock.

 Basis of Presentation

  The Company's financial statements are presented on a consolidated basis and include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated. Certain reclassifications, which had no effect on the Company's financial position or results of operations, have been made to the 1991 and 1990 financial statements to conform to the 1992 presentation.

 Investment Securities

  Securities are classified as investment securities when the Company has the ability and the intent to hold them until maturity. Investment securities are stated at cost, adjusted for the amortization of premium and accretion of discount on the effective yield method. Gain or loss on the sale of investment securities is based on the adjusted cost of the specific security sold.

 Securities Held for Sale

  Securities held for sale comprise securities for which management determined as of December 31, 1992 it did not intend to hold to maturity. These securities are stated at the lower of aggregate cost or market value.

 Loans

  Loans are stated at their principal amount, net of unearned discount. Certain loan origination fees are deferred and recognized over the life of the related loans under the interest method as an adjustment to the loan's interest income. These deferred fees have been offset against loans in the accompanying balance sheets.

  Loans are placed on a nonaccrual basis generally when the principal or interest is past due for ninety days or when full collection of scheduled payments is doubtful. Nonaccrual loans are returned to an accrual status when a loan is brought current and, in the opinion of management, the financial position of the borrower indicates that there no longer is any reasonable doubt as to the timely payment of principal or interest by the borrower. Restructured loans represent those loans on which the original terms have been modified to grant specific concessions to financially troubled borrowers.

 Interest Rate Swaps

  Interest rate swaps are used for hedging purposes within the Company's overall strategy for managing assets and liabilities and related interest rate risk. Net accrued settlements of these agreements are recognized as adjustments to the yield of the hedged items over the term of the swap agreements.

 Allowance for Possible Loan Losses

  The allowance for possible loan losses is based upon management's evaluation of the loan portfolio giving consideration to general economic conditions of the Banks' market areas, the nature and volume of the loan portfolio and the Banks' historical loss experience.

                            BOULEVARD BANCORP, INC.

 Premises and Equipment

  Premises and equipment are carried at cost less accumulated amortization and depreciation. Amortization and depreciation are computed on straight line and accelerated methods over the estimated useful lives of the premises and equipment.

 Other Real Estate

  Real estate acquired in satisfaction of loans or substantively repossessed from an accounting perspective (insubstance foreclosure) are recorded at the lower of cost or appraised value at the date transferred to other real estate. Write-downs as of the acquisition date are charged to the allowance for possible loan losses. Subsequent write-downs required on the basis of later evaluations and the net expenses incurred from maintaining such properties are included in other expenses. Gains and losses on sale of other real estate are included in other income.

 Income Taxes

  Under the deferred method of accounting for income taxes, which was used in 1991 and prior years, deferred income taxes were recognized for income and expense items that are reported differently for financial reporting purposes than for income tax purposes using tax rates applicable for the year in which the items arose.

  Investment tax credits resulting from acquisition of qualified assets have been deferred and are being amortized over the estimated useful lives of the acquired assets.

 Statement of Cash Flows

  The Company defines cash and cash equivalents as cash and due from banks.

2. ACCOUNTING CHANGE

  In February, 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." The Company adopted the provisions of the new standard effective January 1, 1992 and has separately reported the cumulative effect of the change in accounting for income taxes in the amount of $1.8 million, or $0.22 per share, in the Consolidated Statement of Operations for the year ended December 31, 1992. As a result of applying SFAS No. 109 in 1992, income before income taxes for the 1992 year was decreased $221,000 due to the effects of adjustments for prior purchase business combinations. As permitted by the Statement, prior year financial statements have not been restated to reflect the change in accounting method.

  SFAS No. 109 requires a change from the deferred method of accounting for income taxes to the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109 the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

3. PLEDGED ASSETS

  Investment securities and securities held for sale carried at approximately $206.6 million and $112.4 million at December 31, 1992 and 1991, respectively, were pledged to secure certain deposits and for other purposes as permitted or required by law.

  Deposits required to be maintained at the Federal Reserve Bank averaged approximately $15.6 million in 1992 and $23.3 million in 1991.

                            BOULEVARD BANCORP, INC.

4. INVESTMENT SECURITIES

  The amortized cost and estimated market values of investment securities are as follows:

                                                   GROSS      GROSS    ESTIMATED
                                       AMORTIZED UNREALIZED UNREALIZED  MARKET
                                         COST      GAINS      LOSSES     VALUE
                                       --------- ---------- ---------- ---------
                                                   ($ IN THOUSANDS)
      December 31, 1992
      U.S. Treasury securities and
       obligations of U.S. government
       corporations and agencies.....  $198,654    $1,752     $1,437   $198,969
      Obligations of state and
       political subdivisions........     7,375       526         95      7,806
      U.S. government agency
       mortgage-backed securities....   187,376       692        592    187,476
      Other..........................    28,142        61        221     27,982
                                       --------    ------     ------   --------
          Totals.....................  $421,547    $3,031     $2,345   $422,233
                                       ========    ======     ======   ========

                                                   GROSS      GROSS    ESTIMATED
                                       AMORTIZED UNREALIZED UNREALIZED  MARKET
                                         COST      GAINS      LOSSES     VALUE
                                       --------- ---------- ---------- ---------
                                                   ($ IN THOUSANDS)
      December 31, 1991
      U.S. Treasury securities and
       obligations of U.S. government
       corporations and agencies.....  $115,230    $2,839      $11     $118,058
      Obligations of state and
       political subdivisions........    14,215       511       40       14,686
      U.S. government agency
       mortgage-backed securities....   224,591     5,163        3      229,751
      Other..........................    11,265       610       22       11,853
                                       --------    ------      ---     --------
          Totals.....................  $365,301    $9,123      $76     $374,348
                                       ========    ======      ===     ========

  The amortized cost and estimated market value of investment securities at December 31, 1992, by contractual maturity, are in the following table. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties.

                                                                       ESTIMATED
                                                             AMORTIZED  MARKET
                                                               COST      VALUE
                                                             --------- ---------
                                                              ($ IN THOUSANDS)
      Due in one year or less............................... $ 34,309  $ 34,836
      Due after one year through five years.................  189,878   189,720
      Due after five years through ten years................    3,751     3,753
      Due after ten years...................................    6,233     6,448
                                                             --------  --------
                                                              234,171   234,757
      Mortgage-backed securities............................  187,376   187,476
                                                             --------  --------
          Totals............................................ $421,547  $422,233
                                                             ========  ========

                            BOULEVARD BANCORP, INC.

  Realized gross gains and losses were as follows:

                                                     YEARS ENDED DECEMBER 31,
                                                     ----------------------------
                                                       1992      1991     1990
                                                     --------- --------- --------
                                                         ($ IN THOUSANDS)
      Gross realized gains.......................... $   2,953 $   4,629 $   50
      Gross realized losses.........................        31         7     14

5. SECURITIES HELD FOR SALE

  Securities held for sale are comprised of $114.1 million in U.S. government agency mortgage-backed securities stated at the lower of aggregate cost or market value at December 31, 1992. The estimated market value was $115.2 million with gross unrealized gains and losses of $1.4 million and $299,000, respectively, as of December 31, 1992.

6. LOANS

  Loans classified by type are summarized as follows:

                                                                DECEMBER 31,
                                                              -----------------
                                                                1992     1991
                                                              -------- --------
                                                              ($ IN THOUSANDS)
      Real estate--
        Mortgage............................................. $317,854 $377,684
        Development and construction.........................   33,402   63,768
      Commercial, industrial and financial...................  292,865  309,534
      Consumer...............................................  210,856  203,186
                                                              -------- --------
          Total..............................................  854,977  954,172
      Less unearned discount.................................   16,551   19,535
                                                              -------- --------
          Total loans........................................ $838,426 $934,637
                                                              ======== ========

  The following table shows the principal balance and the effect on interest income of nonaccrual and restructured loans:

                                                             DECEMBER 31,
                                                        -----------------------
                                                         1992    1991    1990
                                                        ------- ------- -------
                                                           ($ IN THOUSANDS)
      Principal amount at end of period................ $34,698 $38,824 $44,703
      Gross amount of interest which would have been
       recorded at original rate.......................   2,435   5,600   5,702
      Interest that was reflected in income............     879   2,166   3,202

  At December 31, 1992, the Company was not committed to lend additional amounts on these loans.

  The Banks' lending activities are concentrated in the greater Chicago metropolitan area. Real estate mortgage loans of $317.9 million at December 31, 1992 are composed of $178.0 million of loans secured by 1 to 4 family residential real estate and $139.9 million of loans secured by commercial and other real estate. There was no significant exposure to any one industry as of December 31, 1992.

                            BOULEVARD BANCORP, INC.

7. ALLOWANCE FOR POSSIBLE LOAN LOSSES

  The following table summarizes the changes in the allowance for possible loan losses:

                                                       YEARS ENDED DECEMBER
                                                                31,
                                                      -------------------------
                                                       1992     1991     1990
                                                      -------  -------  -------
                                                         ($ IN THOUSANDS)
      Balance at beginning of year................... $29,333  $36,913  $15,575
      Add (deduct):
        Allowance applicable to loans sold...........                      (321)
        Provision for possible loan losses...........   5,948   15,624   60,655
        Loans charged-off............................ (15,351) (31,496) (39,702)
        Recoveries...................................   4,221    8,292      706
                                                      -------  -------  -------
          Net loan charge-offs....................... (11,130) (23,204) (38,996)
                                                      -------  -------  -------
      Balance at end of year......................... $24,151  $29,333  $36,913
                                                      =======  =======  =======

8. PREMISES AND EQUIPMENT

  The cost, accumulated amortization and depreciation and net book value of premises and equipment are summarized as follows:

                                                                 DECEMBER 31,
                                                                ---------------
                                                                 1992    1991
                                                                ------- -------
                                                                     ($ IN
                                                                  THOUSANDS)
      Land....................................................  $ 2,131 $ 2,131
      Buildings and leasehold improvements....................   24,162  22,783
      Furniture and equipment.................................   20,838  21,390
      Capital leases..........................................    2,110   2,110
                                                                ------- -------
          Total...............................................   49,241  48,414
      Less accumulated amortization and depreciation..........   26,577  24,020
                                                                ------- -------
      Net book value..........................................  $22,664 $24,394
                                                                ======= =======

  Amortization and depreciation expense was $2.9 million, $3.0 million and $3.4 million in 1992, 1991 and 1990, respectively.

9. LEASE COMMITMENTS

  The facilities in which the Company and certain subsidiaries are located are leased under operating leases, with various expiration dates through 2009. The lease agreements provide for a minimum rental plus, in certain cases, additional rental based on increases in building operating expenses and certain economic indicators.

  The amount of net rental expense on these leases is shown below:

                                                         YEARS ENDED DECEMBER
                                                                 31,
                                                         ----------------------
                                                          1992    1991    1990
                                                         ------  ------  ------
                                                           ($ IN THOUSANDS)
      Minimum rentals................................... $2,778  $2,779  $3,239
      Rental adjustment.................................    762     560     324
      Sublease income...................................   (136)    (54)    (40)
                                                         ------  ------  ------
          Net rental expense............................ $3,404  $3,285  $3,523
                                                         ======  ======  ======

                            BOULEVARD BANCORP, INC.

  First Bank leases its principal banking facility. The lease has the attributes normally associated with purchased property and is, therefore, capitalized and included in premises and equipment. The property is amortized on a straight line basis over the term of the lease and the amortization is included in depreciation expense.

  In 1990, the Company entered into an agreement to receive data processing services. The cost of software acquired under this agreement has been recorded as a capital lease and is included in other assets.

  The obligations under the capital leases are included in other long-term debt.

  Future minimum lease payments under capital leases and operating leases at December 31, 1992 are as follows:

                                                               CAPITAL OPERATING
                                                               LEASES   LEASES
                                                               ------- ---------
                                                               ($ IN THOUSANDS)
      1993.................................................... $   774  $ 2,412
      1994....................................................     774    2,454
      1995....................................................     662    2,518
      1996....................................................     439    2,547
      1997....................................................     439    2,561
      Later years.............................................  19,989   24,102
                                                               -------  -------
      Total minimum lease payments............................  23,077  $36,594
                                                                        =======
      Less: Executory costs...................................   8,738
      Interest................................................  11,429
                                                               -------
      Present value of net minimum lease payments............. $ 2,910
                                                               =======

10. NOTES PAYABLE

  Notes payable totaling $10.0 million at December 31, 1992 are unsecured, payable on demand to Miami Corporation and bear interest at the prime rate.

11. OTHER SHORT-TERM BORROWINGS

  Other short-term borrowings are summarized as follows:

                                                                DECEMBER 31,
                                                              ----------------
                                                                1992    1991
                                                              -------- -------
                                                              ($ IN THOUSANDS)
      Federal funds purchased and securities sold under
       agreements to repurchase.............................. $139,660 $55,209
      Other..................................................   11,935  15,929
                                                              -------- -------
          Total.............................................. $151,595 $71,138
                                                              ======== =======

12. SUBORDINATED DEBENTURES

  The 8% Subordinated Debentures are unsecured and are due October 31, 1994. They are carried at their principal amount of $12.4 million less unamortized discount, based on an imputed interest rate of 14%, of $1.2 million at December 31, 1992. They were issued August 31, 1984, in connection with the acquisition of First Bank.

                            BOULEVARD BANCORP, INC.

13. NON-REDEEMABLE PREFERRED STOCK

  The Class D Preferred Stock, Series 1 was established at 100,000 shares in February 1991. This series of preferred stock bears cumulative annual dividends at a rate of 9% per year and is callable at any time by the Company at par value plus unpaid accrued dividends. On March 1, 1991, the Company issued this series of preferred stock to Miami Corporation for $10.0 million. The preferences for all authorized but unissued shares of preferred stock will be established as the shares are issued.

14. WARRANTS AND EQUITY PARTICIPATION AND DIVIDEND REINVESTMENT PLANS

 1984 Warrants

  The 1984 Warrants to purchase 1,172,000 shares of common stock were issued on August 31, 1984 in conjunction with the issuance of the 8% Subordinated Debentures. Subsequent to issuance, the 1984 Warrants and Debentures are separately transferable. The 1984 Warrants became exercisable on November 1, 1989 and are exercisable through October 31, 1994 to purchase shares of the Company's Common Stock at the price of $11.20 per share, subject to certain anti-dilution provisions. Warrants to purchase 9,500 shares were exercised in 1992 and warrants to purchase 1,106,000 and 1,115,500 shares were outstanding and exercisable at December 31, 1992 and 1991, respectively.

 1988 Equity Participation Plan

  The 1988 Equity Participation Plan provides for awards to key officers and employees of the Company and its subsidiaries up to a maximum of 600,000 shares of the Company's Common Stock in the form of stock and stock equivalent awards, stock options, stock appreciation rights and stock depreciation rights.

  Stock options were granted from 1988 through 1991 which are exercisable after three years of service, except in the case of death or permanent disability, and expire ten years after the date of grant. The exercise price of the options is the fair market value of the stock on the date of grant. The following table summarizes activity in stock options under the 1988 Equity Participation Plan for 1992:

                                                                 OPTION PRICE
                                                        SHARES     PER SHARE
                                                        ------- ---------------
      December 31, 1991 Balance........................ 538,100 $12 1/4-$24 5/8
      Canceled.........................................  70,950  12 1/4- 22 1/4
                                                        -------
      December 31, 1992 Balance........................ 467,150 $12 1/4-$24 5/8
                                                        =======

  During 1992, options for 67,025 shares at exercise prices of $22 1/4 to $24 5/8 became exercisable and 3,800 of these shares at an exercise price of $22 1/4 were canceled. At December 31, 1992 options for 112,500 shares at exercise prices of $20 3/8 to $24 5/8 were exercisable. The 70,950 shares canceled were returned to the pool and are available for future awards.

  Stock awards are granted under the 1988 Equity Participation Plan with vesting requirements based on service, except in the case of death, permanent disability, or an acceleration of the vesting date based on increases in the market value of the stock. A certificate for the shares of Common Stock is issued in the name of the recipient of the grant, but the certificate is held in custody by the Company for the employee's account until the shares are vested. Subject to the foregoing, the employee has the rights and privileges of a Common Stockholder, including the right to receive dividends and the right to vote the shares.

  In 1992, 54,577 shares of Common Stock were issued as stock awards. The vesting date is January 10, 1995 for 8,000 shares, May 11, 1995 for 1,000 shares and March 20, 2002 for 45,577 shares. The fair market

                            BOULEVARD BANCORP, INC.

value of the Common Stock on the dates of the awards was $13 1/4 for the 8,000 shares, $14 1/2 for the 1,000 shares and $14 3/8 for the 45,577 shares. The vesting date for the 45,577 shares may be accelerated if the market value of the Common Stock equals or exceeds $18.00 per share before March 20, 2002. The earliest the shares can vest is March 20, 1994 for 15,191 shares, March 20, 1995 for 15,195 shares and March 20, 1996 for 15,191 shares.

  A 1991 stock award for 2,000 shares vested on December 31, 1992. The market value on the date of grant was $12 3/4 per share.

  The value of the stock awards on the date of grant is considered compensation to be earned over the vesting period. Aggregate compensation applicable to stock awards is amortized to expense ($216,000 for 1992) from the date of grant to the earliest expected vesting date. Unearned compensation was $560,000 at December 31, 1992 and is shown as a reduction of shareholders' equity in the consolidated balance sheet.

  Shares available for future awards totaled 76,073 and 59,700 at December 31, 1992 and 1991, respectively.

 Dividend Reinvestment and Stock Purchase Plan

  In 1992, the Company established a Dividend Reinvestment and Stock Purchase Plan ("DRIP") which provides that registered shareholders may acquire additional shares of common stock by reinvesting their dividends or by making optional cash purchases of $50 to $5,000 per month. The Company has registered with the Securities and Exchange Commission 100,000 shares of the Company's Common Stock for issuance under the DRIP. The purchase price of the shares is the average market price of the shares for the last 10 trading days before the investment date less a 5% discount. The Company has reserved the right to suspend, terminate or amend the DRIP at any time including changing the amount of the discount and the amount of the monthly cash purchases permitted. During 1992, 1,405 shares were issued and at December 31, 1992, 98,595 shares were reserved for issuance under the DRIP.

  At December 31, 1992 and 1991, 1,747,818 shares and 1,713,300 shares, respectively, of Common Stock were reserved for issuance upon exercise of the 1984 Warrants, exercise of outstanding stock options and awards under the 1988 Equity Participation Plan and activity in the DRIP.

15. SAVINGS AND INVESTMENT AND PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS

  The Company has a contributory Savings and Investment Plan ("401(k) Plan") which covers all salaried employees of the Company and its subsidiaries who qualify as to age and length of service. Contributions by the Company and its subsidiaries to the 401(k) Plan are based on the amount contributed by the employees. This expense totaled $645,000, $566,000, and $487,000 in 1992, 1991 and 1990, respectively.

  The Company has a noncontributory pension plan ("Pension") which covers all salaried employees of the Company and its subsidiaries who qualify as to age and length of service. Benefits payable upon retirement (normally age 65) are generally based on years of service and average compensation as defined in the Plan. The Company's pension expense (credit) was ($71,000), $257,000, and $64,000 in 1992, 1991 and 1990, respectively.

                            BOULEVARD BANCORP, INC.

  The following table sets forth the Pension's funded status and amounts recognized in the Company's balance sheet:

                                                               DECEMBER 31,
                                                             ------------------
                                                               1992      1991
                                                             --------  --------
                                                             ($ IN THOUSANDS)
      Actuarial present value of benefit obligations:
        Accumulated benefit obligation, including vested
         benefits of $15,743 and $13,438, respectively.....  $(16,139) $(13,715)
                                                             ========  ========
        Projected benefit obligation for service rendered
         to date...........................................   (18,884) $(16,192)
      Plan assets at fair value, primarily listed stocks...    19,694    19,460
                                                             --------  --------
      Projected benefit obligation less than plan assets...       810     3,268
      Unrecognized net gain from past experience different
       from that assumed and effects of changes in
       assumptions.........................................    (2,976)   (4,775)
      Prior service cost not yet recognized in net periodic
       pension cost........................................     1,179       473
      Unrecognized net obligation being recognized over
       14.3 years..........................................      (271)     (303)
                                                             --------  --------
      Accrued pension cost included in other liabilities...  $ (1,258) $ (1,337)
                                                             ========  ========

  Net pension cost includes the following components:

                                                     YEARS ENDED DECEMBER
                                                              31,
                                                    -------------------------
                                                     1992     1991     1990
                                                    -------  -------  -------
                                                       ($ IN THOUSANDS)
      Service cost--benefits earned during the
       period...................................... $   764  $   669  $   872
      Interest cost on projected benefit
       obligation..................................   1,317    1,398    1,524
      Actual return on plan assets.................  (1,795)  (4,491)    (725)
      Net amortization and deferral................    (357)   2,681   (1,166)
      Curtailment benefit..........................                      (441)
                                                    -------  -------  -------
      Net periodic pension cost (benefit).......... $   (71) $   257  $    64
                                                    =======  =======  =======

  A discount rate of 8.25% and a rate of increase in future compensation level of 5.0% were used in determining the actuarial present value of the projected benefit obligation in 1992 and 1991. The expected long term rate of return on assets was 10%, net of expenses, in 1992, 1991 and 1990.

  In December 1990, FASB issued SFAS No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions." This Statement requires the accrual of the expected cost of these benefits during the years that the employee renders the necessary service. The costs are calculated in a manner similar to the approach followed for pension expense which involves the use of actuarial assumptions regarding employee population and estimated timing and amount of future benefit costs. Through December 31, 1992 retirees were eligible for certain medical and life insurance benefits, which under present accounting practices, using the pay-as-you-go method, cost the Company $214,000 and $165,000 for the years 1992 and 1991, respectively. Effective January 1, 1993, these benefits are no longer provided to future retirees. Existing retirees will continue to receive these benefits as in the past. The accumulated postretirement benefit obligation as of January 1, 1993 has been estimated to be approximately $3.6 million, with an annual net periodic cost of approximately $460,000. The Company has adopted this statement effective January 1, 1993 and is amortizing the accumulated postretirement obligation over 20 years.

                            BOULEVARD BANCORP, INC.

16. INCOME TAXES

  The components of income tax expense (benefit) are as follows:

                                                      YEARS ENDED DECEMBER
                                                               31,
                                                     -------------------------
                                                      1992    1991      1990
                                                     ------  -------  --------
                                                        ($ IN THOUSANDS)
Current:
  Federal........................................... $1,012  $(3,071) $ (7,959)
  State.............................................   (284)  (1,409)   (1,314)
                                                     ------  -------  --------
    Total current...................................    728   (4,480)   (9,273)
                                                     ------  -------  --------
Deferred:
  Federal...........................................    967    1,041    (8,153)
  State.............................................    150      299      (671)
                                                     ------  -------  --------
    Total deferred..................................  1,117    1,340    (8,824)
                                                     ------  -------  --------
    Total provision (benefit)....................... $1,845  $(3,140) $(18,097)
                                                     ======  =======  ========

  A reconciliation between the reported income tax provision and the amount computed by multiplying income before income taxes by the applicable statutory Federal income tax rate is as follows:

                                                       YEARS ENDED DECEMBER
                                                                31,
                                                      -------------------------
                                                       1992    1991      1990
                                                      ------  -------  --------
                                                         ($ IN THOUSANDS)
Computed expected tax expense (benefit) at statutory
 rate of 34%........................................  $2,403  $(1,849) $(14,362)
Increase (decrease) in tax resulting from:
  Tax exempt municipal income.......................    (676)  (1,001)   (1,832)
  State income tax, net of Federal income tax
   benefit..........................................     (88)    (733)   (1,310)
  Refund of prior years' tax at rates in excess of
   34%..............................................     --      (582)   (1,849)
  Net amortization of purchase accounting
   adjustments......................................     135      298       348
  Other--net........................................      71      727       908
                                                      ------  -------  --------
Actual tax provision (benefit)......................  $1,845  $(3,140) $(18,097)
                                                      ======  =======  ========

  The tax effect of temporary differences that comprise the Company's deferred tax assets and deferred tax liabilities are as follows:

                                                                  DECEMBER 31,
                                                                      1992
                                                                ----------------
                                                                ($ IN THOUSANDS)
      Gross deferred tax assets:
        Allowance for possible loan losses.....................     $ 9,375
        Accrued operating expenses.............................       3,401
        Deferred loan fees.....................................       1,267
        Other..................................................         405
                                                                    -------
          Total gross deferred tax assets......................      14,448
      Less valuation allowance.................................        (500)
                                                                    -------
          Subtotal.............................................      13,948
      Gross deferred tax liabilities:
        Adjustments for purchased business combinations........      (1,335)
        Capitalized expenses...................................        (579)
        Discount on subordinated debentures....................        (460)
        Other..................................................      (2,480)
                                                                    -------
          Total gross deferred tax liabilities.................      (4,854)
                                                                    -------
      Net deferred tax assets..................................     $ 9,094
                                                                    =======

                            BOULEVARD BANCORP, INC.

  The valuation allowance for deferred tax assets as of January 1, 1992 was $500,000 and did not change during 1992.

  For 1991 and 1990, deferred income tax expense resulted from the following tax effects of timing differences in the recognition of income and expense for income tax and financial reporting purposes:

                                                                YEARS ENDED
                                                               DECEMBER 31,
                                                              ----------------
                                                               1991     1990
                                                              -------  -------
                                                                   ($ IN
                                                                THOUSANDS)
      Tax loan loss deduction over (under) book provision.... $ 3,590  $(8,697)
      Deferred loan fees.....................................      54     (103)
      Loan sales.............................................    (638)    (190)
      Book operating expenses under (over) tax deduction.....  (1,681)     136
      Direct lease financing.................................    (576)      (2)
      Other--net.............................................     591       32
                                                              -------  -------
          Total.............................................. $ 1,340  $(8,824)
                                                              =======  =======

  Current and deferred amounts for 1991 have been reclassified to reflect amounts reported in the tax returns as filed. Such reclassifications do not affect the total provision.

17. COMMITMENTS AND CONTINGENT LIABILITIES

  In the normal course of business, there are outstanding various commitments and contingent liabilities, such as guarantees and commitments to extend credit which are not reflected in the financial statements. There are also legal proceedings pending against the banks in the ordinary course of business. In the opinion of management, after consultation with legal counsel, liabilities arising from these proceedings, if any, would not have a material adverse effect on the Company's financial position.

  On March 14, 1991, the seven former shareholders of Northwest Financial Corporation, parent company of National Security, filed suit in the United States District Court for the Northern District of Illinois seeking rescission and damages in connection with its acquisition by the Company. On June 21, 1991, the District Court ruled in the Company's favor by granting the Company's request for summary judgment. On July 16, 1991, the plaintiffs filed an appeal of the judgment and on August 12, 1992 the United States Court of Appeals for the Seventh Circuit ruled in the Company's favor. The plaintiffs filed a petition for rehearing with the Court of Appeals which was denied.

  The Company has an agreement to receive data processing services which requires minimum annual payments of $1.9 million in 1993 and 1994 and $1.3 million in 1995 for a total of $5.1 million.

18. RELATED PARTY TRANSACTIONS

  Loans are made, in the normal course of business, to directors, executive officers and principal holders of equity securities of the Company and its subsidiaries and to associates of such persons. The terms of these loans, including interest rates and collateral, are similar to those prevailing for comparable transactions with unrelated parties and do not involve more than a normal risk of collectibility. The aggregate amount of these loans was $13.2 million and $14.8 million at December 31, 1992 and 1991, respectively. During 1992, new loans of $8.8 million were granted to these parties and repayments of $7.1 million were received. Other changes were a net decrease of $3.3 million. At December 31, 1992, none of these loans were included in nonaccrual, restructured or 90 days past due loans.

                            BOULEVARD BANCORP, INC.

  Average noninterest-bearing deposits of Miami Corporation and entities related to it on deposit in the Banks were approximately 7.0%, 8.3% and 4.9% of average total non-interest-bearing deposits during the years ended December 31, 1992, 1991 and 1990, respectively. Average interest-bearing deposits of Miami Corporation and entities related to it on deposit in the Banks were approximately 5.5%, 5.4% and 3.9% of the total average interest-bearing deposits during the years ended December 31, 1992, 1991 and 1990, respectively. The Company estimates that the net income attributable to non-interest-bearing deposits of Miami Corporation and related entities was approximately $700,000, $1.0 million and $700,000 for 1992, 1991 and 1990, respectively.

  At December 31, 1992, directors, executive officers and principal holders of equity securities of the Company and its subsidiaries and associates of such persons held $4.6 million of Subordinated Debentures and 1984 Warrants to purchase 379,000 shares of Common Stock.

  First Bank leases its principal banking facility from a partnership in which one director of the Company is a general partner and in which various members of the family that owns Miami Corporation are directly or indirectly limited partners.

19. BOULEVARD BANCORP, INC. (PARENT COMPANY ONLY) FINANCIAL INFORMATION

                                 BALANCE SHEETS

                                                               DECEMBER 31,
                                                             ------------------
                                                               1992      1991
                                                             --------  --------
                                                             ($ IN THOUSANDS)
      ASSETS
      Cash.................................................. $  1,718  $    265
      Interest bearing time deposit.........................      339     1,419
      Investment in subsidiaries............................  112,343   104,048
      Loans and advances to subsidiaries....................   10,061    12,488
      Other assets..........................................    2,417     2,160
                                                             --------  --------
          Total assets...................................... $126,878  $120,380
                                                             ========  ========
      LIABILITIES AND SHAREHOLDERS' EQUITY
      Notes payable......................................... $ 10,000  $  7,000
      8% subordinated debentures............................   11,203    10,766
      Other.................................................    2,437     2,198
                                                             --------  --------
          Total liabilities.................................   23,640    19,964
                                                             --------  --------
      Non-redeemable preferred stock........................   10,000    10,000
      Common stock..........................................      285       283
      Additional paid-in capital............................   40,972    40,085
      Retained earnings.....................................   52,541    50,048
      Unearned compensation on stock awards.................     (560)
                                                             --------  --------
          Total shareholders' equity........................  103,238   100,416
                                                             --------  --------
          Total liabilities and shareholders' equity........ $126,878  $120,380
                                                             ========  ========

                            BOULEVARD BANCORP, INC.

                            STATEMENTS OF OPERATIONS

                                                       YEARS ENDED DECEMBER
                                                                31,
                                                      -------------------------
                                                       1992    1991      1990
                                                      ------  -------  --------
                                                         ($ IN THOUSANDS)
OPERATING INCOME
Dividends from subsidiaries.........................  $  500  $ 1,325  $  6,700
Interest on time deposits and loans.................     229      506       609
Management fee......................................   1,507    1,321
Other...............................................               48
                                                      ------  -------  --------
    Total operating income..........................   2,236    3,200     7,309
                                                      ------  -------  --------
OPERATING EXPENSES
Interest expense....................................   1,990    2,043     2,450
Other...............................................   2,280    2,765     2,001
                                                      ------  -------  --------
    Total operating expenses........................   4,270    4,808     4,451
                                                      ------  -------  --------
Income (loss) before income taxes...................  (2,034)  (1,608)    2,858
Income taxes (benefit)..............................  (1,060)    (831)      172
                                                      ------  -------  --------
Income (loss) before cumulative effect of accounting
 change ............................................    (974)    (777)    2,686
Cumulative effect of accounting change..............  (1,086)
                                                      ------  -------  --------
Loss before equity in undistributed earnings
 (losses) of subsidiaries...........................  (2,060)    (777)   (2,686)
Equity in undistributed earnings (losses) of
 subsidiaries.......................................   5,453   (1,520)  (26,831)
                                                      ------  -------  --------
    Net income (loss)...............................  $3,393  $(2,297) $(24,145)
                                                      ======  =======  ========

  Applicable laws and regulations limit the amount of dividends which can be paid by banks without obtaining prior approval of bank regulatory authorities. Under these limitations, at January 1, 1993 the Banks are able to pay dividends in an aggregate amount of approximately $5.0 million without the need for prior regulatory approval.

                            BOULEVARD BANCORP, INC.

                            STATEMENTS OF CASH FLOWS

                                                   YEARS ENDED DECEMBER 31,
                                                   ---------------------------
                                                    1992      1991      1990
                                                   -------  --------  --------
                                                       ($ IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)................................. $ 3,393  $ (2,297) $(24,145)
Adjustment to reconcile net income (loss) to net
 cash:
  Cumulative effect of accounting change..........   1,086
  Undistributed (earnings) losses of subsidiaries.  (5,453)    1,520    26,831
  Amortization of debt discount and expense.......     532       470       419
  Other, net......................................   ( 363)       34        85
                                                   -------  --------  --------
Net cash flows (used) provided by operating
 activities.......................................    (805)     (273)    3,190
                                                   -------  --------  --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Change in interest bearing time deposits........   1,080     2,475    (2,527)
  Investment in and loans and advances to
   subsidiaries...................................  (3,200)   (9,400)   (3,500)
  Collection on loans and advances to
   subsidiaries...................................   2,627       902       820
  Other, net......................................    (367)     (702)    1,776
                                                   -------  --------  --------
  Net cash flows provided (used) by investing
   activities.....................................     140    (6,725)   (3,431)
                                                   -------  --------  --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of notes payable.........   3,000     9,000     3,000
  Principal payments on notes payable.............           (13,230)   (2,000)
  Issuance of preferred stock.....................            10,000
  Issuance of common stock........................      18     1,841     3,663
  Purchase of treasury stock......................                      (1,926)
  Dividends paid:
    Preferred stock...............................    (900)     (525)
    Common stock..................................                      (2,411)
                                                   -------  --------  --------
Net cash flows provided by financing activities...   2,118     7,086       326
                                                   -------  --------  --------
Net change in cash................................   1,453        88        85
Cash at beginning of year.........................     265       177        92
                                                   -------  --------  --------
Cash at end of year............................... $ 1,718  $    265  $    177
                                                   =======  ========  ========

20. COMPUTATION OF EARNINGS PER SHARE

  Earnings per common share were computed by dividing net income, increased for interest expense, net of tax, on the outstanding debentures and decreased for dividends on Class D Preferred Stock, by the weighted average number of shares of common stock and common stock equivalents outstanding during the period. The number of common stock equivalents include the shares issuable on the exercise of the 1984 Warrants at an exercise price of $11.20 per share (it is assumed that the warrant holders will tender the outstanding debentures in payment of the exercise price) and on the exercise of warrants and stock options based on the treasury stock method.

  The number of shares used in computing earnings or loss per share for the year is an average of the number of shares used in each of the four quarters. For quarters in which there is a net loss, the computation is based on common shares outstanding (common equivalent shares are excluded because they are anti-dilutive) and the net loss is not decreased for interest expense on the outstanding debentures. As a result, the total of the earnings or loss per share for the four quarters does not equal the loss per share for the years 1991 and 1990.

                            BOULEVARD BANCORP, INC.

21. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

  The Banks enter into financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of their customers. These financial instruments include commitments to extend credit, financial and performance standby letters of credit and commercial letters of credit. The instruments involved, to varying degrees, contain elements of credit and interest rate risk in excess of the amount recognized in the financial statements. The Banks exposure to credit loss in the event of non-performance by the other party to the financial instrument for loan commitments, commercial letters of credit and standby letters of credit is represented by the contractual amount of those instruments. The Banks use the same credit policies in making commitments and conditional obligations as they do for on balance sheet instruments. The loan commitments and letters of credit at December 31, 1992 are as follows:

                                                          CONTRACTUAL AMOUNTS
                                                          -------------------
                                                           ($ IN THOUSANDS)
      Financial instruments whose contract amounts
       represent credit risk:
        Loan Commitments.................................      $155,473
        Standby Letters of Credit........................        22,400
        Commercial Letters of Credit.....................           794

  Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the commitment. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee by a customer. Since a portion of the commitments are expected to expire without having been drawn upon, the total commitment amount does not necessarily represent future cash requirements. The Banks evaluate each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Banks upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies, but may include cash on deposit, securities, accounts receivable, inventory, property, plant and equipment. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

  The Banks have also entered into interest rate swap agreements with a total notional amount of $185.0 million outstanding at December 31, 1992. Under the terms of these agreements the obligations are at a variable rate of interest. These agreements expire at various dates through 1994.

22. OTHER EXPENSES

  Other expenses are comprised of the following:

                                                         1992    1991    1990
                                                        ------- ------- -------
                                                           ($ IN THOUSANDS)
      Data processing.................................. $ 4,546 $ 4,059 $ 2,509
      Legal............................................   2,226   2,141   1,167
      Other real estate................................   3,467   6,029     439
      FDIC insurance...................................   2,915   2,865   1,720
      Amortization of goodwill and core deposit
       intangibles.....................................   1,555   1,514   1,694
      All other........................................  11,605  10,401  11,317
                                                        ------- ------- -------
          Total other expenses......................... $26,314 $27,009 $18,846
                                                        ======= ======= =======

                            BOULEVARD BANCORP, INC.

23. FAIR VALUES OF FINANCIAL INSTRUMENTS

  SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Changes in assumptions or estimation methodologies may have a material effect on these estimated fair values. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the value of the Company.

  The following methods and assumptions were used by the Company in estimating the fair values of its financial instruments:

  CASH AND CASH EQUIVALENTS: Fair values for cash and due from banks approximate the carrying amounts reported in the Consolidated Balance Sheet.

  INVESTMENT SECURITIES AND SECURITIES HELD FOR SALE: Fair values for investment securities and securities held for sale are the same as their estimated market values.

  LOANS: The fair value of net loans is estimated using a discount rate approximating current market rates for loans with similar terms to borrowers of similar credit quality. The discount rate is applied to the expected cash flow through maturity for fixed rate loans or through the repricing period for variable rate loans. The fair value and carrying amount of net loans were $820.8 million and $814.3 million, respectively, as of December 31, 1992.

  INTEREST RATE SWAPS: Fair values for interest rate swap agreements are estimated based on quoted market prices for similar agreements with like terms. As of December 31, 1992, outstanding interest rate swaps had an estimated fair value of $1.9 million.

  LOAN COMMITMENTS: The fair value of outstanding loan commitments are based on the fees currently charged for loan commitments with terms similar to those remaining and with comparable credit risk. As of December 31, 1992 this amount is estimated at $1.0 million.

  DEPOSIT LIABILITIES: The fair values of non-interest bearing demand, interest bearing demand, and savings deposits approximate their carrying amounts. Fair values for time deposits are estimated using a discounted cash flow calculation that applies a discount rate which approximates current market yields for deposits with similiar terms, to a schedule of aggregate expected maturities of these deposits. The fair value and carrying amount of time deposits were $611.0 million and $611.2 million, respectively, at December 31, 1992.

  SHORT-TERM BORROWINGS AND NOTES PAYABLE: The fair values of Federal funds purchased, repurchase agreements, other short term borrowings and notes payable approximate their carrying amounts.

  SUBORDINATED DEBENTURES: The fair value of the 8% Subordinated Debentures is estimated using discounted cash flow analysis, based on current market rates of interest for similar debt. As of December 31, 1992 the estimated fair value of these debentures was $12.6 million and the carrying value plus accrued interest was $11.4 million.

                            BOULEVARD BANCORP, INC.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)

  1984 WARRANTS: The fair value of the 1984 Warrants was $3.6 million as of December 31, 1992 based on the difference between the market value of the Company's Common Stock as of December 31, 1992 and the exercise price, $14.50 and $11.20, respectively, times the number of warrants outstanding.

  LOAN SERVICING RIGHTS: The Company serviced $97.6 million of residential real estate loans for nonaffiliates as of December 31, 1992. The fair value for these rights, $976,000 as of December 31, 1992, is an approximation of current market value based on estimation techniques prevalent in the mortgage banking industry.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Boulevard Bancorp, Inc.

  In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Boulevard Bancorp, Inc. and its subsidiaries at December 31, 1992 and 1991, and the results of their operations and their cash flows for each of the three years ended December 31, 1992, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

  As discussed in Note 2 to the financial statements, the Company changed its method of accounting for income taxes in 1992.

                                          Price Waterhouse

Chicago, Illinois
January 21, 1993

                            BOULEVARD BANCORP, INC.

                          CONSOLIDATED BALANCE SHEETS

                                  (UNAUDITED)

                                                      SEPTEMBER 30, DECEMBER 31,
                                                          1993          1992
                                                      ------------- ------------
                                                           ($ IN THOUSANDS)
ASSETS
Cash and due from banks.............................   $   79,511    $   82,102
Securities:
  Investments--
    U.S. government agency mortgage-backed
     securities (market value $220,010 and $187,476,
     respectively)..................................      219,050       187,376
    Other investment securities (market value
     $439,495 and $234,757, respectively)...........      435,143       234,171
  Available-for-sale--
    U.S. government agency mortgage-backed
     securities (market value $172,653 and $115,245,
     respectively)..................................      172,028       114,122
                                                       ----------    ----------
      Total securities..............................      826,221       535,669
Federal funds sold..................................        6,125        32,350
Loans (including loans available-for-sale of $19,197
 as of September 30, 1993)..........................      674,580       838,426
Less--Allowance for possible loan losses............       20,339        24,151
                                                       ----------    ----------
  Net loans.........................................      654,241       814,275
Premises and equipment, net.........................       22,543        22,664
Other real estate...................................       13,840        17,798
Other assets........................................       65,093        59,149
                                                       ----------    ----------
      Total assets..................................   $1,667,574    $1,564,007
                                                       ==========    ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
  Non-interest bearing deposits.....................   $  217,225    $  246,076
  Interest bearing deposits.........................      978,440     1,021,045
                                                       ----------    ----------
      Total deposits................................    1,195,665     1,267,121
Notes payable and other short-term borrowings.......      250,434       161,595
Other liabilities...................................       98,938        17,940
Subordinated debentures.............................       11,513        11,203
Other long-term debt................................        2,701         2,910
                                                       ----------    ----------
      Total liabilities.............................    1,559,251     1,460,769
Non-redeemable preferred stock, Class D, $100 par
 value, 400,000 shares authorized:
  Series 1--100,000 shares issued and outstanding...       10,000        10,000
Common stock--$.04 par value; 20,000,000 shares
 authorized and 7,195,961 and 7,137,389 shares
 issued and outstanding, respectively...............          288           285
Additional paid-in capital..........................       41,719        40,972
Retained earnings...................................       56,668        52,541
Unearned compensation applicable to stock awards....         (352)         (560)
                                                       ----------    ----------
      Total non-redeemable preferred stock and
       common shareholders' equity..................      108,323       103,238
                                                       ----------    ----------
      Total liabilities and shareholders' equity....   $1,667,574    $1,564,007
                                                       ==========    ==========

        The accompanying notes are an integral part of these statements.

                            BOULEVARD BANCORP, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                  (UNAUDITED)

                                          THREE MONTHS         NINE MONTHS
                                       ENDED SEPTEMBER 30, ENDED SEPTEMBER 30,
                                       ------------------- -------------------
                                         1993      1992      1993      1992
                                       --------- --------- --------- ---------
                                       ($ IN THOUSANDS, EXCEPT PER SHARE DATA)
Interest Income:
  Interest and fees on loans.......... $  14,037 $  19,186 $  45,569 $  59,037
  Interest on securities..............     9,240     7,142    23,174    21,256
  Income on federal funds sold........       144       397       525     1,306
                                       --------- --------- --------- ---------
    Total interest income.............    23,421    26,725    69,268    81,599
                                       --------- --------- --------- ---------
Interest Expense:
  Interest on deposits................     8,626    11,165    25,771    35,360
  Interest on short-term borrowings...     1,513       703     3,898     2,813
  Interest on long-term debt..........       477       434     1,425     1,399
                                       --------- --------- --------- ---------
    Total interest expense............    10,616    12,302    31,094    39,572
                                       --------- --------- --------- ---------
Net interest income...................    12,805    14,423    38,174    42,027
Provision for possible loan losses....       300       994     1,810     4,668
                                       --------- --------- --------- ---------
Net interest income after provision
 for possible loan losses.............    12,505    13,429    36,364    37,359
                                       --------- --------- --------- ---------
Other Operating Income:
  Trust department income.............     1,931     1,771     5,610     5,162
  Service charges on deposit accounts.     1,793     1,478     5,108     4,301
  Security gains......................                 257       786     2,395
  Other income........................     1,725     1,381     5,951     3,746
                                       --------- --------- --------- ---------
    Total other operating income......     5,449     4,887    17,455    15,604
                                       --------- --------- --------- ---------
Other Operating Expenses:
  Salaries and employee benefits......     6,591     6,983    20,845    21,116
  Net occupancy expense...............     1,585     1,525     4,679     4,483
  Equipment expenses..................       873       865     2,564     2,526
  Other expenses......................     6,274     6,618    18,419    19,935
                                       --------- --------- --------- ---------
    Total other operating expenses....    15,323    15,991    46,507    48,060
                                       --------- --------- --------- ---------
Income before income taxes............     2,631     2,325     7,312     4,903
Income taxes..........................       647       797     1,927     1,332
                                       --------- --------- --------- ---------
Income before cumulative effect of
 accounting change....................     1,984     1,528     5,385     3,571
                                       --------- --------- --------- ---------
Cumulative effect of change in method
 of accounting for income taxes.......                                  (1,826)
                                       --------- --------- --------- ---------
Net Income............................ $   1,984 $   1,528 $   5,385 $   1,745
                                       ========= ========= ========= =========
Per Common Share Data:
  Income before cumulative effect of
   accounting change.................. $    0.24 $    0.19 $    0.65 $    0.45
  Cumulative effect of change in
   method of accounting for income
   taxes..............................                                   (0.22)
                                       --------- --------- --------- ---------
  Net Income.......................... $    0.24 $    0.19 $    0.65 $    0.23
                                       ========= ========= ========= =========
  Cash dividends paid................. $    0.05       --  $    0.05       --
                                       ========= ========= ========= =========
Average number of common and common
 equivalent shares outstanding........ 8,381,516 8,271,202 8,331,996 8,259,995

        The accompanying notes are an integral part of these statements.

                            BOULEVARD BANCORP, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                  (UNAUDITED)

                                                             NINE MONTHS ENDED
                                                               SEPTEMBER 30,
                                                             ------------------
                                                               1993      1992
                                                             --------  --------
                                                             ($ IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income.................................................. $  5,385  $  1,745
Adjustments to reconcile net income to net cash:
  Provision for possible loan losses........................    1,810     4,668
  Depreciation and amortization.............................    2,862     3,399
  (Increase) decrease in interest receivable................   (1,074)      794
  Decrease in interest payable..............................     (717)   (2,135)
  Provision (benefit) for deferred income taxes.............      450      (253)
  Gain on sale of loans.....................................   (2,361)     (905)
  Loss on other real estate.................................       39     1,942
  Gain on sale of securities................................     (786)   (2,395)
  Cumulative effect of accounting change....................              1,826
  Other-net.................................................    2,671       920
                                                             --------  --------
    Net cash flows provided by operating activities.........    8,279     9,606
                                                             --------  --------
CASH FLOWS FROM INVESTING ACTIVITIES:
Net decrease in federal funds sold..........................   26,225    47,895
Purchases of securities..................................... (449,128) (334,718)
Proceeds from maturity of securities........................  170,048    85,612
Proceeds from sale of securities............................   68,379   116,027
Acquisition of loans previously sold........................            (16,566)
Proceeds from sale of loans.................................  186,056    40,916
Net (increase) decrease in loans............................  (33,618)   26,481
Additions to premises and equipment.........................   (2,036)     (894)
Proceeds from sale of equipment.............................      229
Proceeds from sale of other real estate.....................    6,220     8,577
                                                             --------  --------
    Net cash flows provided (used) by investing activities..  (27,625)  (26,670)
                                                             --------  --------
CASH FLOWS FROM FINANCING ACTIVITIES:
Net decrease in non-interest bearing deposits...............  (28,851)   (3,989)
Net (decrease) increase in interest bearing deposits........  (42,605)   13,874
Net increase (decrease) in notes payable and other short-
 term borrowings............................................   88,839    (2,717)
Principal payments on other long-term debt..................     (209)     (193)
Issuance of common stock....................................      614         8
Preferred dividends paid....................................     (675)     (675)
Common dividends paid.......................................     (358)
                                                             --------  --------
    Net cash flows provided by financing activities.........   16,755     6,308
                                                             --------  --------
NET DECREASE IN CASH AND DUE FROM BANKS.....................   (2,591)  (10,756)
Cash and due from banks at beginning of period..............   82,102    77,096
                                                             --------  --------
Cash and due from banks at end of period.................... $ 79,511  $ 66,340
                                                             ========  ========
Supplemental disclosures of cash flow information:
  Interest paid............................................. $ 31,365  $ 41,314
  Income taxes paid......................................... $  1,600  $    370

        The accompanying notes are an integral part of these statements.

                            BOULEVARD BANCORP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1. CONSOLIDATED FINANCIAL STATEMENTS

  The consolidated balance sheet as of September 30, 1993, the consolidated statements of operations for the three months and nine months ended September 30, 1993 and 1992, and the consolidated statements of cash flows for the nine months ended September 30, 1993 and 1992 have been prepared by Boulevard Bancorp, Inc. (the "Company") and are unaudited. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary for a fair presentation of the financial position, results of operations and cash flows as of September 30, 1993 and 1992, and the periods then ended, have been made.

  Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted. It is suggested that these consolidated financial statements be read in conjunction with the financial statements and notes thereto for the fiscal year ended December 31, 1992, included in the Company's Annual Report on Form 10-K for the year ended December 31, 1992 (File No. 0-14936). The results of operations for the three months or nine months ended September 30, 1993 are not necessarily indicative of the operating results for the full year.

2. PENDING ACQUISITION

  On September 29, 1993, Boulevard Bancorp entered into a Merger Agreement and Plan of Reorganization ("Merger Agreement") to be acquired by First Bank System, Inc. ("FBS"), a regional bank holding company based in Minneapolis (the "Pending Acquisition"). FBS will issue .8132 shares of FBS common stock for each share of the Company's common stock outstanding. The acquisition, which is subject to shareholder and regulatory approvals, is expected to close to during the second quarter of 1994.

3. LOANS

  Loans classified by type are summarized as follows:

                                                      SEPTEMBER 30, DECEMBER 31,
                                                          1993          1992
                                                      ------------- ------------
                                                           ($ IN THOUSANDS)
   Real Estate--
     Mortgage........................................   $260,687      $317,854
     Development and construction....................     32,153        33,402
                                                        --------      --------
       Total.........................................    292,840       351,256
                                                        --------      --------
   Commercial, industrial and financial..............    262,242       292,865
   Consumer..........................................    102,605       210,856
   Available-for-sale................................     19,197           --
                                                        --------      --------
       Total.........................................    676,884       854,977
   Less unearned discount............................      2,304        16,551
                                                        --------      --------
       Total loans...................................   $674,580      $838,426
                                                        ========      ========

  Loans available-for-sale include $19.2 million of residential real estate mortgage loans stated at the lower of aggregate cost or market value as of September 30, 1993. The estimated market value for these residential real estate mortgage loans exceeded cost as of September 30,1993.

  During May 1993, the Company sold and securitized $106.1 million in consumer loans recognizing a gain of $1.4 million. In addition, $84.0 million in residential real estate mortgage loans were sold during the first nine months of 1993 at a gain of $961,000.

                            BOULEVARD BANCORP, INC.

4. ALLOWANCE FOR POSSIBLE LOAN LOSSES

  The following table summarizes the changes in the allowance for possible loan losses:

                                                             NINE MONTHS ENDED
                                                               SEPTEMBER 30,
                                                             ------------------
                                                               1993      1992
                                                             --------  --------
                                                             ($ IN THOUSANDS)
   Balance at beginning of year............................. $ 24,151  $ 29,333
   Add (deduct):
     Provision for possible loan losses.....................    1,810     4,668
     Allowance applicable to loans sold.....................     (500)
     Loans charged-off......................................  (11,410)  (12,275)
     Recoveries.............................................    6,288     3,466
                                                             --------  --------
       Net loan charge-offs.................................   (5,122)   (8,809)
                                                             --------  --------
   Balance at end of period................................. $ 20,339  $ 25,192
                                                             ========  ========

5. NOTES PAYABLE

  During May 1993, the Company entered into a $10.0 million unsecured revolving line of credit agreement that expires in May 1994. Borrowings under the line bear interest at the lender's prime rate plus an increment ranging from 0% to 2% based on the Company's level of non-performing assets, as defined. Initially, $8.0 million was borrowed to retire notes payable to Miami Corporation. As of September 30, 1993, borrowings under the line of credit amounted to $6.0 million and the interest rate was 7%. Covenants contained in this agreement provide for the maintenance of certain ratios and certain limitations related to the redemption of preferred stock and payment of dividends. As of September 30, 1993 the Company was in compliance with all covenants.

  During October 1993, the Company reduced the amount outstanding under the line of credit to $5.0 million and the rate declined to 6%.

6. PREFERRED STOCK

  The Class D non-redeemable $100 par value, Preferred Stock, Series 1, bears cumulative annual dividends at a rate of 9% and is callable at any time by the Company at par value plus unpaid accrued dividends. The Company expects to call all the outstanding Preferred Stock in conjunction with the closing of the Pending Acquisition.

  Additionally, the Company has the following classes of non-redeemable preferred stock, $100 par value, authorized but unissued:

                               Class A--2,000 shares
                               Class B--20,000 shares
                               Class C--500 shares

The preferences for these shares will be established when the shares are issued.

7. WARRANTS AND EQUITY PARTICIPATION AND DIVIDEND REINVESTMENT PLANS

 1984 Warrants

  The 1984 Warrants to purchase 1,172,000 shares of common stock were issued on August 31, 1984 in conjunction with the issuance of 8% Subordinated Debentures. Subsequent to issuance, the 1984 Warrants and Debentures are separately transferable. The 1984 Warrants became exercisable on November 1, 1989 and are exercisable through October 31, 1994 to purchase shares of the Company's Common Stock at the

                            BOULEVARD BANCORP, INC.

price of $11.20 per share, subject to certain antidilution provisions. Warrants to purchase 45,250 shares were exercised during the first nine months of 1993 and warrants to purchase 1,060,750 and 1,106,000 shares were outstanding and exercisable as of September 30, 1993 and December 31, 1992, respectively.

 1988 Equity Participation Plan

  The 1988 Equity Participation Plan provides for awards to key officers and employees of the Company and its subsidiaries up to a maximum of 600,000 shares of the Company's Common Stock in the form of stock and stock equivalent awards, stock options, stock appreciation rights and stock depreciation rights.

  Stock options were granted from 1988 through 1991 and during 1993, which are exercisable after three years of service, except in the case of death or permanent disability, and expire ten years after the date of grant. The exercise price of the options is the fair market value of the stock on the date of grant. The following table summarizes activity in stock options under the 1988 Equity Participation Plan for the nine months ended September 30, 1993:

                                                 SHARES   OPTION PRICE PER SHARE
                                                 -------  ----------------------
   December 31, 1992 Balance.................... 467,150     $12 1/4-$24 5/8
     Granted....................................  89,598         $16 9/16
     Exercised..................................    (600)    $20 1/8-$22 1/4
     Cancelled.................................. (32,925)    $12 1/4-$22 1/4
                                                 -------
   September 30, 1993 Balance................... 523,223     $12 1/4-$24 5/8
                                                 =======

  Options for 139,950 shares at exercise prices of $16 to $20 3/16 became exercisable during the nine months ended September 30, 1993 and options for 19,325 shares of the exercisable options, at exercise prices of $20 1/8 to $22 1/4, were cancelled. As of September 30, 1993, options for 232,525 shares at exercise prices of $16 to $24 5/8 were exercisable. The cancelled options for 32,925 shares were returned to the pool and are available for future awards.

  As of September 30, 1993, 54,577 shares of Common Stock issued as stock awards during 1992, were outstanding and not vested. The vesting date is January 10, 1995 for 8,000 shares, May 11, 1995 for 1,000 shares, and March 20, 2002 for 45,577 shares. The fair market value of the Common Stock on the dates of the awards was $13 1/4 for the 8,000 shares, $14 1/2 for the 1,000 shares, and $14 3/8 for the 45,577 shares. The vesting date for the 45,577 shares may be accelerated if the market value of the Common Stock equals or exceeds $18.00 per share before March 20, 2002. The earliest the shares can vest is March 20, 1994 for 15,191 shares, March 20, 1995 for 15,195 shares and March 20, 1996 for 15,191 shares.

  The value of the stock awards on the date of grant is considered compensation to be earned over the vesting period. Aggregate compensation applicable to stock awards is amortized to expense ($208,000 for the first nine months of 1993) from the date of grant to the earliest expected vesting date. Unearned compensation was $352,000 as of September 30, 1993 and is shown as a reduction of shareholders' equity in the consolidated balance sheet.

  Shares available for future awards totalled 19,400 and 76,073 as of September 30, 1993 and December 31, 1992, respectively.

 Dividend Reinvestment and Stock Purchase Plan

  During 1992, the Company established a Dividend Reinvestment and Stock Purchase Plan ("DRIP") which provides that registered shareholders may acquire additional shares of common stock by reinvesting their dividends or by making optional cash payments of $50 to $5,000 per month. The Company has

                            BOULEVARD BANCORP, INC.

registered with the Securities and Exchange Commission 100,000 shares of the Company's Common Stock for issuance under the DRIP. The purchase price of the shares is the average market price of the shares for the last 10 trading days before the investment date subject to a minimum or threshold price established each month for the investment of optional cash payments. The Company eliminated a 5% discount on the purchase of shares effective November 1, 1993. The Company has reserved the right to suspend, terminate or amend the DRIP at any time. During the first nine months of 1993, 12,722 shares were issued and as of September 30, 1993, 85,873 shares were reserved for issuance under the DRIP.

  As of September 30, 1993 and December 31, 1992, 1,689,246 shares and 1,747,818 shares, respectively, of Common Stock were reserved for issuance upon exercise of the 1984 Warrants and outstanding stock options, for future awards under the 1988 Equity Participation Plan and for activity in the DRIP.

8. IMPACT OF PENDING ACQUISITION ON 1984 WARRANTS, STOCK OPTIONS AND STOCK
AWARDS

  Based on the terms of the Merger Agreement and in accordance with the terms of the 1984 Warrants, as of the closing date of the Pending Acquisition, the 1984 Warrants will be deemed modified to reflect the .8132 exchange rate and to provide that holders thereof shall receive upon exercise shares of FBS common stock.

  Based on the terms of the Merger Agreement and in accordance with the provisions of the 1988 Equity Participation Plan, as of the closing of the Pending Acquisition all outstanding stock options shall, with the consent of the option holder, be assumed by FBS and converted into fully vested, immediately exercisable options to purchase FBS common stock using the .8132 exchange rate. Any options not so assumed will be terminated.

  Those shares issued as stock awards and not fully vested as of the closing date shall be converted into fully vested shares of FBS common stock based on the .8132 exchange rate.

9. COMPUTATION OF EARNINGS PER SHARE

  Earnings per common share were computed by dividing net income, increased for interest expense, net of tax, on the outstanding debentures and decreased for dividends on Class D Preferred Stock, by the weighted average number of shares of common stock and common stock equivalents outstanding during the period. The number of common stock equivalents include the shares issuable on the exercise of the 1984 Warrants at an exercise price of $11.20 per share (it is assumed that the warrant holders will tender the outstanding debentures in payment of the exercise price) and on the exercise of stock options based on treasury stock method.

10. OTHER EXPENSES

  Other Expenses are comprised of the following:

                                                                  NINE MONTHS
                                                                ENDED SEPTEMBER
                                                                      30,
                                                                ---------------
                                                                 1993    1992
                                                                ------- -------
                                                                     ($ IN
                                                                  THOUSANDS)
   Data processing............................................. $ 3,975 $ 3,477
   Legal.......................................................     952   1,540
   Other real estate...........................................   1,972   3,033
   FDIC insurance..............................................   2,418   2,199
   Amortization of goodwill and core deposit intangibles.......     671   1,165
   All other...................................................   8,431   8,521
                                                                ------- -------
     Total other expenses...................................... $18,419 $19,935
                                                                ======= =======

                            BOULEVARD BANCORP, INC.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)

11. PENDING LITIGATION

  In March, 1993, Boulevard Bank was sued in the United States District Court for the Northern District of Illinois by Jackson National Life Insurance Company ("Jackson") (Jackson National Life Insurance Co. v. Gofen and Glossberg, Inc., et al., No. 93 C 1539). Boulevard held certain debentures with a face value of $6.5 million in a custodial account for the benefit of Jackson. The successor in interest to the issuer of the debentures became insolvent and Jackson sued Boulevard under alternate theories of breach of the custodial agreement and detrimental reliance alleging that Boulevard failed to advise Jackson of an offer to exchange the debentures for other securities prior to the insolvency of the issuer. Jackson also sued Gofen and Glossberg, its investment advisor. Jackson seeks money damages. Management believes that the ultimate resolution of the suit will not have a material adverse effect on the Company's financial position or its results of operations.

                                                                      APPENDIX A

                  MERGER AGREEMENT AND PLAN OF REORGANIZATION

  MERGER AGREEMENT AND PLAN OF REORGANIZATION dated September 29, 1993 (hereinafter called the "Merger Agreement"), by and among BOULEVARD BANCORP, INC., a Delaware corporation (hereinafter called "Boulevard"), FIRST BANK SYSTEM, INC., a Delaware corporation (hereinafter called "Parent"), and BBI ACQUISITION CORP., a Delaware corporation and wholly-owned subsidiary of Parent (hereinafter called "Newco").

                                  INTRODUCTION

  Boulevard owns, directly and indirectly, all of the issued and outstanding shares of capital stock of Boulevard Bank National Association, First National Bank of Des Plaines, National Security Bank of Chicago and Citizens National Bank of Downers Grove (collectively, the "Boulevard Banks") and of Boulevard Technical Services, Inc. and the other corporations listed on Exhibit A hereto (the "Companies") (the Boulevard Banks and the Companies are hereinafter referred to collectively as the "Subsidiaries" and each, sometimes, as a "Subsidiary"); and

  Newco has been organized by Parent for the sole purpose of consummating a merger transaction with Boulevard; and

  The respective Boards of Directors of Boulevard, Newco and Parent have each approved this Merger Agreement and the consummation of the transactions contemplated hereby and have approved the execution and delivery of this Merger Agreement which provides for the merger of Newco with and into Boulevard upon the terms and conditions of this Merger Agreement (the "Merger"); and

  Boulevard will be the surviving corporation of the Merger, and from and after the time the Merger shall become effective as set forth in Section 5 of this Merger Agreement, and as and when required by this Merger Agreement, Parent will issue shares of its common stock, $1.25 par value ("Parent Common"), which shall be exchanged for all of the issued and outstanding shares of common stock of Boulevard; and

  It is understood by each of the parties hereto that Parent seeks, as a result of the Merger, to acquire Boulevard, the Boulevard Banks and the Companies and all of their respective assets and liabilities, subject to the terms and conditions of this Merger Agreement, and all parties to this Merger Agreement will exert their best efforts to obtain such regulatory approvals and to effect such other actions as are necessary or appropriate to consummate the Merger.

  NOW, THEREFORE, for and in consideration of the premises and the mutual covenants and agreements contained in this Merger Agreement, the parties agree as follows:

    1. Definitions.

      "20-Day Calculation Period" shall have the meaning given such term in
    Section 8(h) hereof.

      "1933 Act" shall have the meaning given such term in Section 10(g) hereof.

      "1934 Act" shall have the meaning given such term in Section 10(g) hereof.

      "Bank Holding Company Act" shall mean Section 1841 et. seq. of Title 12, United States Code.

      "Blue Sky Laws" shall have the meaning given such term in Section 12(d) hereof.

      "Board" shall have the meaning given such term in Section 10(b) hereof.

      "Boulevard" shall have the meaning given such term in the preamble hereto.

      "Boulevard Banks" shall have the meaning given such term in the recitals hereto.

      "Boulevard Common" shall mean Boulevard's common stock, $.04 par value per share.

      "Boulevard Preferred" shall mean Boulevard's Class D Series 1 Preferred Stock.

      "Boulevard Reports" shall have the meaning given such term in Section 14(q) hereof.

      "CERCLA" shall mean the Comprehensive Environmental Response, Compensation and Liability Act of 1980.

      "Companies" shall have the meaning given such term in the recitals hereto.

      "Delaware Law" shall mean the Delaware General Corporation Law.

      "Effective Date" shall have the meaning given such term in Section 5 hereof.

      "Environmental Laws" shall mean any federal, state, local or municipal statute, ordinance or regulation, or order, ruling or other decision of any court, administrative agency or other governmental authority pertaining to the release of hazardous substances (as defined in CERCLA) into the environment.

      "ERISA" shall mean the Employee Retirement Income Security Act of 1971, as amended.

      "Exchange" shall mean the New York Stock Exchange.

      "Exchange Agent" shall mean an agent designated by Parent with authority to act in Parent's behalf and distribute the Parent Common, the Replacement Options, and any monies to Boulevard shareholders in accordance with the terms of this Merger Agreement.

      "Exchange Rate" shall have the meaning given such term in Section 8(a) hereof.

      "FDIA" shall mean the Federal Deposit Insurance Act.

      "FDIC" shall mean the Federal Deposit Insurance Corporation.

      "Final Price" shall have the meaning given such term in Section 8(h).

      "Final Index Price" shall have the meaning given such term in Section
    8(h).

      "HSR Act" shall have the meaning given such term in Section 12(d) hereof.

      "Indemnified Party" and "Indemnified Parties" shall have the meanings given such terms in Section 20(a) hereof.

      "Index Group" shall have the meaning given such term in Section 8(h) hereof.

      "Initial Index Price" shall have the meaning given such term in
    Section 8(h) hereof.

      "Material Adverse Effect" shall mean a material adverse change in the business, financial condition or operations of Parent and its subsidiaries, or Boulevard and its Subsidiaries, as the case may be, taken as a whole, or on their ability, respectively, to consummate the transactions contemplated hereby.

      "Merger" shall have the meaning given such term in the recitals hereto.

      "Newco" shall have the meaning given such term in the preamble hereto.

      "OCC" shall mean the Office of the Comptroller of the Currency.

      "Old Warrants" shall mean those certain warrants to purchase the common stock of Boulevard originally issued in connection with Boulevard's acquisition of the outstanding capital stock of the First National Bank of Des Plaines.

      "Options" shall mean those certain stock options to acquire the common stock of Boulevard issued pursuant to Boulevard's 1988 Equity Participation Plan.

      "Parent" shall have the meaning given such term in the preamble hereto.

      "Parent Common" shall have the meaning given such term in the recitals hereto.

      "Parent Common Average Closing Price" shall have the meaning given such term in Section 8(h) hereof.

      "Parent Preferred" shall have the meaning given such term in Section 12(b) hereof.

      "Parent Reports" shall have the meaning given such term in Section 12(j) hereof.

      "PBGC" shall mean the Pension Benefit Guaranty Corporation.

      "Proceeding(s)" shall have the meaning given such term in Section 20(a) hereof.

      "Proxy Statement" shall have the meaning given such term in Section 10(d) hereof.

      "Regulatory Agencies" shall have the meaning given such term in
    Section 12(k) hereof.

      "Regulatory Reports" shall have the meaning given such term in
    Section 14(s) hereof.

      "Replacement Options" shall have the meaning given such term in
    Section 8(f) hereof.

      "Series 1991A Preferred" shall have the meaning given such terms in
    Section 12(b) hereof.

      "Significant Decline" shall have the meaning given such term in
    Section 8(h) hereof.

      "State Regulator" shall have the meaning given such term in Section 12(k) hereof.

      "Subsidiary" and "Subsidiaries" shall have the meanings given such terms in the recitals hereto.

      "Surviving Corporation" shall have the meaning given such term in
    Section 3 hereof.

      "Transactions and Events" shall have the meaning given such term in
    Section 20(a) hereof.

    2. The Merger. Subject to the terms and conditions of this Merger Agreement, Newco shall be merged with and into Boulevard pursuant to and in accordance with Section 251 of the Delaware Law.

    3. Name. The name of the surviving corporation (hereinafter called the "Surviving Corporation" whenever reference is made to it) as of the Effective Date shall be "Boulevard Bancorp, Inc."

    4. Business. The business of the Surviving Corporation shall be that of a bank holding company. The Surviving Corporation shall exist by virtue of, and be governed by the laws of the State of Delaware and shall have its principal office located at 410 North Michigan Avenue, Chicago, Illinois 60611.

    5. Effective Date. The Merger shall become effective upon the filing of appropriate articles of merger and other appropriate documents with the Delaware Secretary of State as provided in Sections 251 and 103 and other applicable sections of the Delaware Law. The date on which the Merger shall become effective is referred to herein as the "Effective Date."

    The Certificate of Incorporation of Newco in effect as of the Effective Date shall be the Certificate of Incorporation of the Surviving Corporation (except that upon filing of a articles of merger relating to the Merger with the Secretary of State of Delaware on the Effective Date the Certificate of Incorporation shall be amended to change the name of the Surviving Corporation to "Boulevard Bancorp, Inc.), and the By-Laws of Newco in effect as of the Effective Date shall be the By-Laws of the Surviving Corporation.

    6. Effect of Merger. At the Effective Date, the separate corporate existence of Boulevard and Newco, respectively, shall, as provided in applicable provisions of the Delaware Law, be merged into and continued in Boulevard as the Surviving Corporation, which shall be deemed to be the same corporation as Boulevard and Newco. All rights, franchises and interests of Boulevard and Newco, respectively, in and to every type of property, real, personal and mixed, and chooses in action, shall be transferred to and vested in Boulevard as the Surviving Corporation by virtue of the Merger without any deed or other transfer in the same manner and to the same extent as such rights, franchises and interests were held or enjoyed by Boulevard and Newco, respectively, at the Effective Date, as provided in applicable provisions of the Delaware Law.

    7. Liabilities upon Merger. The Surviving Corporation shall be responsible for all of the liabilities of every kind and description of Boulevard and Newco existing as of the Effective Date.

    8. Conversion of Shares.

      (a) At the Effective Date:

        (i) Each share of Boulevard Common that is issued and outstanding immediately prior to the Effective Date shall thereupon and without further action be converted into .8132 shares of Parent Common (the "Exchange Rate"). The Exchange Rate shall be subject to (i) the antidilution adjustment provisions of Section 8(i) of this Merger Agreement, and (ii) the provisions set forth in Section 8(c) with respect to fractional shares.

        (ii) The 1,000 shares of Common Stock of Newco issued and outstanding immediately prior to the Effective Date shall, thereupon and without further notice, continue to be issued and outstanding shares of common stock of the Surviving Corporation.

      (b) Boulevard's shareholders of record at the Effective Date, for the shares of Boulevard Common then held by them, respectively, shall be allocated and be entitled to receive (upon surrender of certificates formerly representing shares of Boulevard Common for cancellation) certificates for an aggregate number of shares of Parent Common as shall be equal to the number of shares of Boulevard Common outstanding immediately prior to the Effective Date multiplied by the Exchange Rate.

      (c) No certificate for fractional shares of Parent Common will be issued by Parent in connection with the conversion contemplated by the Merger, but in lieu thereof, any holder of Boulevard Common shall, upon surrender of the certificate or certificates representing such Boulevard Common, be paid cash without interest by Parent for such fractional share on the basis of the closing price of the Parent Common on the Exchange on the third day immediately preceding the day on which the Effective Date occurs during which shares of Parent Common are traded on the Exchange as reported in The Wall Street Journal.

      (d) As soon as practicable after the Effective Date, and subject to the provisions set forth above relating to fractional shares, Parent will, or will cause an Exchange Agent (to be designated by Parent), to distribute to the former holders of Boulevard Common (or their respective designees) in exchange for and upon surrender for cancellation by such holders of a certificate or certificates formerly representing shares of Boulevard Common, the certificate(s) for shares of Parent Common in accordance with the Exchange Rate. Each certificate formerly representing Boulevard Common shall be deemed for all purposes to evidence the ownership of the number of shares of Parent Common into which such shares have been converted pursuant to the Exchange Rate except, however, that, until such surrender of a holder's certificates or certificates formerly representing shares of Boulevard Common, the holder thereof shall not be entitled to receive any dividend or other payment or distribution payable to holders of Parent Common. Upon such surrender (or, in lieu of surrender, other provisions reasonably satisfactory to Parent as are made as set forth in the next following paragraph), there shall be paid to the person entitled thereto the aggregate amount of dividends or other payments or distributions (in each case without interest) which became payable after the Effective Date, to the extent not previously paid to such person, on the whole shares of Parent Common represented by the certificates issued upon such surrender and exchange or in accordance with such other provisions, as the case may be. For a period of sixty (60) days following the Effective Date, former shareholders of Boulevard shall be entitled to vote at any meeting of Parent shareholders the number of whole shares of Parent Common into which their respective shares of Boulevard Common are converted, regardless of whether such holders have exchanged their certificates representing such Boulevard Common for certificates representing Parent Common in accordance with this subparagraph (d). In addition, after the Effective Date the holders of certificates formerly representing shares of Boulevard Common shall cease to have rights with respect to such shares, and, except as aforesaid, their sole rights shall be to exchange said certificates for shares of Parent Common in accordance with this Merger Agreement.

      Certificates formerly representing shares of Boulevard Common surrendered for cancellation by each shareholder entitled to exchange shares of Boulevard Common for shares of Parent Common by reason of the Merger shall be accompanied by such appropriate, executed letter of transmittal as Parent may reasonably require; provided, however, that if there be delivered to Parent by any person who is unable to produce any such certificate formerly representing shares of Boulevard Common for surrender: (i) evidence to the reasonable satisfaction of Parent that any such certificate has been lost, wrongfully taken or destroyed,
    (ii) such security or indemnity as reasonably may be requested by Parent to save it harmless, and (iii) evidence to the reasonable satisfaction of Parent that such person is the owner of the Shares theretofore represented by each certificate and to receive shares of Parent Common pursuant to this Merger Agreement, then Parent, in the absence of actual notice to it that any shares theretofore represented by any such certificate have been acquired by a bona fide purchaser, shall deliver to such person the certificate(s) representing shares of Parent Common (and any fractional share payment) which such person would have been entitled to receive upon surrender of each such lost, wrongfully taken or destroyed certificate representing shares of Boulevard Common.

      (e) As of the Effective Date, the Old Warrants shall, in accordance with their terms, including, without limitation, Section 4(a)(1) of the Old Warrant, be deemed modified so as to provide that holders of the Old Warrants shall receive upon exercise shares of Parent Common.

      (f) As of June 30, 1993, there are 529,723 outstanding and unexercised Options. Upon the Effective Date, all outstanding unexercised Options shall, with the consent of the optionholder, be assumed by Parent and converted into options to purchase that number of shares of Parent Common equal to the number of shares of Boulevard Common subject to such unexercised options immediately prior to the Effective Date multiplied by the Exchange Rate (the "Replacement Options"). The exercise price of such options for shares of Parent Common shall be the exercise price applicable to the options for shares of Boulevard Common divided by the Exchange Rate. The other terms and conditions of the Options shall be the same as those presently in effect, except that the Replacement Options shall be (A) fully vested and immediately exercisable, and (B) convertible into replacement options to purchase securities or receive property of each successor to Parent in the event of a merger or other reorganization of the Parent (and its successors) as the holders of Parent Common exchanged their stock for securities or property of the successor(s) to Parent, and converting the exercise price(s) by the exchange rate(s) received by the holders of Parent Common. Any Options not so assumed with the consent of the optionholder shall be terminated.

      (g) As of June 30, 1993, there are 55,577 shares outstanding of Boulevard Common issued under the Boulevard Bancorp, Inc. 1988 Equity Participation Plan as to which the holders are not fully vested in their respective rights of ownership and transferability. These shares of Boulevard Common shall be converted into fully vested shares of Parent Common as provided in paragraph 8(a) hereof, and the share certificates shall bear no legends or restrictions on the holder's ownership or transfer rights (other than as specified in Exhibit B hereto with respect to shares of Parent Common to be received by affiliates of Boulevard).

      (h) This Merger Agreement may be abandoned and terminated by Boulevard prior to the Effective Date, whether before or after any shareholder action, in the event of a Significant Decline (as defined below) in the average closing price of Parent Common ("Parent Common Average Closing Price") as reported on the Exchange for the twenty (20) consecutive trading days commencing on the first business day following the date the Board of Governors of the Federal Reserve System issues an order approving consummation of the Merger (the "20-Day Calculation Period"). A "Significant Decline" shall be deemed to have occurred if
    (i) the Parent Common Average Closing Price is less than 85 percent of the closing price for Parent Common on the date of execution hereof as reported on the Exchange, and (ii) the number obtained by dividing the Parent Company Average Closing Price by the closing price of Parent Common as reported on the Exchange on the date of execution hereof is less than the number obtained by dividing the Final

    Index Price (as defined below) by the Initial Index Price (as defined below) and subtracting .15 from such quotient. For purposes of this subparagraph (h)(ii):

        (1) The "Index Group" shall mean all of those companies listed on
      Schedule 8(h), the common stock of which is publicly traded and as to which there is no pending publicly announced proposal at any time during the 20-Day Calculation Period for such company to be acquired or to acquire another company in exchange for its stock. In the event that any such company or companies are so removed from the Index Group, the weights attributed to the remaining companies shall be adjusted proportionately.

        (2) The "Initial Index Price" shall mean the weighted average (weighted in accordance with the factors listed on Schedule 8(h)) of the closing prices on the trading day immediately preceding the public announcement of this Agreement of the companies comprising the Index Group.

        (3) The "Final Price" of any company belonging to the Index Group shall mean the average of the daily closing sale prices of a share of common stock of such company, as reported in the consolidated transaction reporting system for the market or exchange on which such common stock is principally traded, during the 20-Day Calculation Period.

        (4) The "Final Index Price" shall mean the weighted average (weighted in accordance with the factors listed on Schedule 8(h)) of the Final Prices for all of the companies comprising the Index Group.

        (5) If Parent or any company belonging to the Index Group declares a stock dividend or effects a reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of this Agreement and the end of the 20-Day Calculation Period, the closing prices for the common stock of such company shall be appropriately adjusted for the purposes of the definitions above so as to be comparable to the price on the date of this Agreement.

      (i) If prior to the Effective Date, (i) Parent shall declare a stock dividend or stock distribution upon or subdivide, split up, reclassify, recapitalize or combine Parent Common or declare a dividend, or make a distribution on Parent Common in any security convertible into Parent Common, or (ii) Parent shall take any other action having a similar effect, then appropriate adjustment or adjustments will be made in the Exchange Rate.

      (j) The Boulevard Preferred shall be redeemed by Boulevard prior to the Effective Date at a price equal to par plus any accrued and unpaid dividends in accordance with the terms of the Boulevard Preferred.

    9. Board of Directors and Employees; Best Efforts.

      (a) The directors of Newco immediately prior to the Effective Date shall serve as the directors of the Surviving Corporation immediately following the Effective Date, and until the next annual or special meeting of shareholders at which their respective successors are elected and qualified. The officers of the Surviving Corporation immediately following the Effective Date shall be the officers of Boulevard immediately prior to the Effective Date. The directors, officers and employees of the Subsidiaries immediately following the Effective Date shall be the directors, officers and employees of the respective Subsidiaries immediately before the Effective Date.

      (b) Parent and Boulevard will use its best efforts to procure the requisite corporate and regulatory approvals for the Merger.

    10. Undertakings of the Parties. Boulevard, Newco and Parent further agree as follows:

      (a) This Merger Agreement shall be submitted to the shareholders of Boulevard for approval at a meeting to be called and held in accordance with the Delaware Law and the Certificate of Incorporation and By-laws of Boulevard. Such shareholders' meeting will be scheduled to be held at a time mutually acceptable to Boulevard and Parent approximately thirty (30) days following the mailing by Boulevard of its proxy statement to its shareholders, which mailing will promptly follow the effective date of the registration statement to be filed by Parent with the Securities and Exchange Commission as provided in Section 10(d). Boulevard and Parent will cooperate with each other in order to facilitate the preparation, filing and clearance of the registration statement and the proxy statement under federal and state securities laws to be used with respect to such shareholder's meeting and the exchange of shares as contemplated by this Merger Agreement.

      (b) Following the execution of this Merger Agreement, Parent will promptly prepare and file an application (believed in good faith by Parent to be substantially complete in form and substance) to the Board of Governors of the Federal Reserve System (the "Board") under appropriate provisions of Section 3 of the Bank Holding Company Act, for prior approval of the proposed acquisition of Boulevard and the Subsidiaries by Parent and the Merger. Boulevard will furnish Parent such information, appropriate representations and documents as may be reasonably requested by Parent in connection therewith. Parent will use its best efforts to cause such application to be approved by the Board and to obtain such other regulatory consents and approvals as may be necessary on the part of Parent or Newco to facilitate the Merger and will promptly provide Boulevard with copies of all such applications together with correspondence to or from the Board related thereto.

      (c) After receipt of the Board's approval of the Merger and Parent's acquisition of Boulevard, after the receipt of any other required regulatory consents or approvals and after the approval of the Merger by the shareholders of Boulevard, as provided in Section 10(a), the Merger shall become effective on the Effective Date. The Effective Date shall be agreed to by the Parent and Boulevard, subject to Section 24 of this Merger Agreement. In no event will the date designated by Parent as the Effective Date be sooner than the day following the day on which all approvals of the Board and any other regulatory authorities have been received and any required waiting periods with respect thereto have expired, nor will the date designated by Parent as the Effective Date be later than thirty-one (31) days following the date on which approvals of the Board and any other regulatory authorities have been received and any required waiting periods with respect thereto have expired; provided further, however, that no party may terminate this Merger Agreement by reason of the provisions of
    Section 24(b)(iv) of this Merger Agreement during the period beginning with the date at which the approvals of the Board and any other regulatory authorities have been received and any mandatory waiting periods associated therewith have expired and ending on the 31st day following such beginning date.

      (d) Parent will promptly prepare and file with the Securities and Exchange Commission and use its best efforts to cause to become effective as soon as possible, a registration statement, including the related prospectus and proxy statement referred to in Section 10(a) above (the "Proxy Statement"), and any required amendments thereto or supplements to any prospectus contained therein, relating to the exchange of Parent Common for Boulevard Common contemplated by this Merger Agreement. Parent shall use its best efforts to have the shares of Parent Common qualified or exempted from qualification under all applicable state securities laws and listed for trading on the Exchange prior to the Effective Date. In the event that a stop order has been issued, or threatened, by the Securities and Exchange Commission, that suspends or would suspend the effectiveness of the registration statement, Parent shall use its best efforts to promptly remove, or cause not to be issued, any such stop order.

      (e) Parent and/or Newco will assume and pay all expenses incident to the obtaining of the requisite regulatory consents and approvals. Without limiting the generality of the foregoing, the expenses to be assumed and paid by Parent and/or Newco shall include (i) all legal and other expenses and taxes incurred by Newco incident to the consummation of the Merger contemplated by this Merger Agreement, (ii) all legal and other expenses incurred by Parent incident to the preparation and filing of the applications to the Board, and other requests for regulatory consents and approvals with the appropriate bank regulatory agencies as set forth in or contemplated by this Merger Agreement, and
    (iii) all legal and other expenses, if any, incurred in connection with the registration of Parent Common under federal and state securities laws. The expenses to be assumed and paid by Parent and/or Newco shall not include (i) any legal or other expenses incurred by Boulevard in the negotiation of the Merger, (ii) the examination or review of documents by Boulevard or its agents for Boulevard's own benefit, in connection with is own corporate proceedings or (iii) payments to Goldman, Sachs & Co. for services rendered on Boulevard's behalf. Parent will pay the expenses of reproducing the Proxy Statement. Boulevard shall be responsible for its legal and accounting fees associated with the Proxy Statement, including the expenses and fees of Goldman, Sachs & Co. with respect to any opinion expressed with respect to the fairness of the Exchange Rate to the holders of Boulevard Common.

      (f) Boulevard, Parent and Newco each will hold, and will cause its respective officers, directors, employees, consultants, advisors and agents to hold, in confidence, unless compelled to disclose by judicial or administrative process or by other requirement of law, including, but not limited to, the fiduciary duties owed by the Board of Directors of Boulevard to the shareholders of Boulevard, all confidential documents and information concerning the parties furnished to any other party in connection with the transactions contemplated by this Merger Agreement, except to the extent that such information can be shown to have been (i) previously known on a non-confidential basis by the disclosing party; (ii) in the public domain; or (iii) later lawfully acquired by the disclosing party from sources other than as a result of the transactions contemplated herein; provided that each party may disclose such information to its officers, directors, employees, consultants, advisors and agents in connection with the transactions contemplated by this Merger Agreement, so long as such persons are informed of the confidential nature of such information and are directed to treat such information confidentially in accordance herewith. Each party's obligation to hold any such information in confidence shall be satisfied if it exercises the same care with respect to such information as it would take to preserve the confidentiality of its own similar information. Subject to the foregoing and Section 10(i) hereof, each party shall keep confidential the terms of this Merger Agreement and of the transactions contemplated hereby except to the extent such information is legally required to be disclosed. If this Merger Agreement is terminated, such confidence shall be maintained and each party will, and will use its best efforts to cause its officers, directors, employees, consultants, advisors and agents to, destroy or deliver to each other party, upon request, all documents and other materials, and all copies thereof, obtained by such party in connection with this Merger Agreement, that are subject to such confidence. Parent and Newco's obligations under this paragraph 10(f) shall terminate on the Effective Date.

      (g) Parent will provide Boulevard with copies of all filings made by Parent with the Securities and Exchange Commission in connection with the Merger prior to the Effective Date under the Securities Act of 1933, as amended (the "1933 Act"), the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the respective rules and regulations of the Securities and Exchange Commission thereunder reasonably in advance of making such filings, will provide Boulevard and its counsel a reasonable opportunity to comment on such filings and will give due consideration to any comments of Boulevard and its counsel before making any such filing. Each of Parent and Boulevard agree to provide to the other party copies of all reports and other documents filed within the Securities and Exchange Commission by it between the date hereof and the Effective Date within five days after the date such reports or other documents are filed with such Commission.

      (h) Parent and Newco will furnish Boulevard all information concerning Parent and Newco reasonably required by Boulevard in connection with the preparation of proxy solicitation materials for use in soliciting proxies in connection with the meeting of Boulevard's shareholders called for the purpose of voting on the Merger and will promptly advise Boulevard if Parent determines that any of such information is or becomes false or misleading in any material respect. Boulevard will furnish to Parent all information concerning Boulevard and the Subsidiaries reasonably required by Parent in connection with Parent's preparation of the registration statement (including the related prospectus) and any required amendments or supplements thereto, or in connection with other filings by Parent relating to the registration of its shares and will promptly advise Parent if

    Boulevard determines that any such information is or becomes false or misleading in any material respect.

      (i) No press release or other public disclosure of matters related to this Merger Agreement or any of the transactions contemplated hereby shall be made by Boulevard or Parent unless the other party shall have provided its prior consent to the form and substance thereof; provided, however, that nothing herein shall be deemed to prohibit any party hereto from making any disclosure which its counsel deems necessary or advisable in order to fulfill such party's disclosure obligations imposed by law.

      (j) Parent has voted all the shares of Newco to approve and adopt the proposal to merge Newco with Boulevard by means of a written consent of Parent in its capacity as sole shareholder of Newco which consent was adopted in lieu of a meeting to approve the Merger and adopt this Merger Agreement.

      (k) For not less than the three-year period immediately following the Effective Date, Parent shall make available adequate current public information about itself as that terminology is used in and as required by Rule 144(c) of the 1933 Act.

      (l) Parent will vote any shares of Boulevard Common held by it or any of its subsidiaries to approve and adopt this Merger Agreement and the Merger at a meeting of the Boulevard shareholders held to approve the Merger and adopt this Merger Agreement; provided, however, Parent shall have no obligation to vote any shares of Boulevard Common held in a fiduciary account of Parent or any of its subsidiaries.

      (m) Parent and Boulevard shall each provide the other with adequate opportunity to conduct such reviews and examinations of the business, properties and conditions (financial and otherwise) of the other as Parent and Boulevard, respectively, shall deem prudent, provided that such investigations shall not interfere unreasonably with the normal operations of the party being reviewed.

      (n) On or before the 90th day following the Effective Date, Parent shall prepare and file a registration statement with the Securities and Exchange Commission in compliance with the 1933 Act for the purpose of registering the Parent Common which is issuable upon the exercise of the Replacement Options and the Old Warrants. The Parent shall use its best efforts to cause such registration statement to become effective, and to keep such registration statement effective, so long as any of the Replacement Options or Old Warrants remain outstanding and unexercised.

      (o) Boulevard will furnish to Parent a complete and accurate list as of the end of each calendar month commencing with September, 1993, within 25 days after the end of each such calendar month, of (a) all of each Boulevard Bank's periodic internal credit quality reports prepared during such calendar month (which reports will be prepared in a manner consistent with past practices), (b) all loans of each Boulevard Bank classified as non-accrual, as restructured and as 90 days past due and as still accruing, (c) all real estate owned by each Boulevard Bank, including in substance foreclosures and real estate in judgment, (d) any current repurchase obligations of each Boulevard Bank with respect to any loans, loan participations or state or municipal obligations or revenue bonds and (e) any standby letters of credit issued by each Boulevard Bank.

      (p) Fifteen business days prior to the Effective Date and as of the Effective Date, Boulevard will update Schedule 14 referred to in this Merger Agreement in the event that changes with respect to items required to be set forth in such Schedule result in such Schedule omitting or misstating information. Schedule 14 shall be updated only for the purpose of making the representations and warranties contained in this Merger Agreement to which the Schedule 14 relates true and correct in all material respects as of the date such Schedule is updated, and the updated Schedule shall not have the effect of making any representation or warranty contained in this Merger Agreement true and correct in all material respects as of a date prior to the date of such updated Schedule. Representations may be updated as of a subsequent date on or prior to the Effective Date only for occurrences or events subsequent to the date hereof, or subsequent to the most recent updated representations, as applicable.

      (q) Boulevard will not, and will cause the Subsidiaries and Boulevard's and the Subsidiaries' respective officers, directors, employees, agents or affiliates, not to, directly or indirectly, solicit, authorize or initiate submission of, any proposal, offer, tender offer or exchange offer from any person or entity (including any of its or their officers or employees) relating to any liquidation, dissolution, recapitalization, merger, consolidation or acquisition or purchase of all or a material portion of the assets of, or any equity interest in, Boulevard or any of the Subsidiaries or other similar transaction or business combination involving Boulevard or any of the Subsidiaries, or, unless Boulevard shall have determined, after receipt of a written opinion of counsel to Boulevard (a copy of which opinion shall be delivered to Parent), that the Board of Directors of Boulevard has an obligation to do so, (a) participate in any negotiations in connection with or in furtherance of any of the foregoing or (b) permit any person other than Parent and its representatives to have any access to the facilities of, or furnish to any person other than Parent and its representatives any information with respect to, Boulevard or any of the Subsidiaries in connection with or in furtherance of any of the foregoing. Boulevard shall promptly notify Parent if any such proposal or offer, or any inquiry from or contact with any person with respect thereto, is made, and shall promptly provide Parent with such information regarding such proposal, offer, inquiry or contact as Parent may request.

      (r) Boulevard shall use its best efforts to obtain and deliver to Parent prior to the Effective Date a signed representation letter substantially in the form of Exhibit B hereto from each shareholder of Boulevard who may reasonably be deemed an "affiliate" of Boulevard within the meaning of such term as used in Rule 145 under the 1993 Act.

      (s) At the request of Parent after consultation with Boulevard, on the day prior to the Effective Date, each Boulevard Bank shall establish such additional accruals and reserves as may be necessary (a) to conform each Boulevard Bank's accounting and credit loss reserve practices and methods to those of Parent (as such practices and methods are to be applied to each Boulevard Bank from and after the Effective
    Date) and to Parent's plans with respect to the conduct of each Boulevard Bank's business following the Merger and (b) to provide for the costs and expenses relating to the consummation by Boulevard of the Merger and the other transactions contemplated to occur in connection therewith. The establishment of such accruals and reserves shall not, in and of itself, constitute a breach of any representation or warranty of Boulevard contained in this Merger Agreement or constitute a Material Adverse Effect.

      (t) Boulevard will use its best efforts to obtain an agreement from Miami Corporation pursuant to which Miami Corporation will agree to use its best efforts to cause Miami Corporation, and individuals, trusts, corporations and other entities affiliated with or associated with Miami Corporation to maintain, for a period of three years after the Effective Date, its and their deposit and business relationships with the Boulevard Banks at an aggregate average daily deposit level of approximately $20,000,000.

      (u) Neither Boulevard nor any of the Subsidiaries nor Parent shall take any action which would disqualify the Merger as a "reorganization" that would be tax free to the shareholders of Boulevard pursuant to
    Section 368(a) of the Code.

      (v) Boulevard shall take such action as is necessary to cause Options outstanding on the Effective Date to terminate unless such option has been converted into an option to purchase Parent Common pursuant to
    Section 8(f).

      (w) Parent shall take such appropriate action as is necessary to assume the Options pursuant to Section 8(f).

      (x) The parties agree that Parent may offer holders of the Old Warrants Parent Common in exchange for such Old Warrants prior to the Effective Date.

    11. Tax Opinion. Boulevard shall receive from Wildman, Harrold, Allen & Dixon a written opinion addressed to Boulevard and its shareholders, that:

      (a) The statutory merger of Newco with and into Boulevard will constitute a reorganization within the meaning of Section 368(a)(1)(A) and Section 368(a)(2)(E) of the Internal Revenue Code of 1986, as amended;

      (b) No gain or loss will be recognized by Boulevard as a consequence of the transactions herein contemplated;

      (c) No gain or loss will be recognized to the shareholders of Boulevard on the exchange of their shares of Boulevard Common for shares of Parent Common (disregarding for this purpose any cash received pursuant to the exercise of statutory dissenters' rights, if any, or for fractional share interests to which they may be entitled);

      (d) The federal income tax basis of the Parent Common (including fractional share interests to which they may be entitled) received by the shareholders of Boulevard Common for their shares of Boulevard Common will be the same as the federal income tax basis of the Boulevard Common surrendered in exchange therefor; and

      (e) The holding period of the Parent Common received by a shareholder of Boulevard will include the period for which the Boulevard Common exchanged therefor was held, provided the exchanged Boulevard Common was held as a capital asset by such shareholder on the date of the exchange.

    12. Representations and Warranties of Parent. Parent represents and warrants to Boulevard that, except as otherwise indicated below:

      (a) Parent is a corporation duly organized and validly existing in good standing under the laws of the State of Delaware and is a registered bank holding company under the Bank Holding Company Act. Parent has full corporate power and authority to engage in the businesses and activities now conducted by it. Parent (including each of its subsidiaries) is not subject to any formal or informal agreement or understanding with, nor is it subject to any order of, any bank regulatory authority restricting or prohibiting or attempting to restrict or prohibit any activities or conduct of Parent where such agreement or understanding has, or would be likely to cause, a Material Adverse Effect.

      (b) The authorized capital stock of Parent consists of 150,000,000 shares of Parent Common and 10,000,000 shares of preferred stock, par value $1.00 per share (the "Parent Preferred"). As of June 30, 1993,
    (a) 113,229,578 shares of Parent Common were outstanding, 7,597,093 shares of Parent Common were reserved for issuance pursuant to Parent's 1987 Stock Option Plan, 1991 Stock Incentive Plan, Restated Employee Stock Purchase Plan and Dividend Reinvestment Plan and the Western Capital Investment Corp. 1984 Stock Option and Incentive Plan, and 3,952,000 shares of Parent Common were reserved for issuance upon conversion of Parent's $3.5625 Cumulative Preferred Stock, Series l991A (the "Series l991A Preferred"); (b) 8,440,000 shares of Parent Preferred, consisting of 1,000,000 shares of Adjustable Rate Cumulative Preferred Stock, Series 1983A, 3,650,000 shares of 10.5% Preferred Stock, Series 1989A, 1,500,000 shares of Adjustable Rate Cumulative Preferred Stock, Series 1989B and 2,290,000 shares of Series l991A Preferred, were outstanding; (c) 12,750 shares of Adjustable Rate Cumulative Preferred Stock, Series 1990A were reserved for issuance pursuant to certain periodic stock purchase rights and risk events warrants issued by Parent; and (d) 700,000 shares of Series A Junior Participating Preferred Stock were reserved for issuance upon exercise of rights to purchase shares of Junior Participating Preferred Stock of parent pursuant to the Rights Agreement dated as of December 21, 1988, between Parent and First Chicago Trust Company of New York, as Rights Agent. All of the issued and outstanding shares of Parent's capital stock are duly authorized, validly issued, fully paid, nonassessable and subject to no preemptive rights. Except as contemplated by the plans and instruments listed above in this Section 12(b) hereof, Parent has not issued or granted and is not a party to any outstanding warrants, options, rights, calls or commitments of any kind relating to, or any presently effective agreements or understandings with respect to, the capital stock of Parent, whether issued or unissued, or securities convertible into capital stock of Parent. Subject only to obtaining the required regulatory approvals, Parent is, and at all times after the date of this Merger Agreement to and including the Effective Date will be, authorized to effect the Merger under Delaware law.

      (c) Parent has furnished to Boulevard copies of the following financial statements relating to Parent and its consolidated subsidiaries: (i) the audited Consolidated Balance Sheets of Parent as of December 31, 1992, 1991 and 1990, and the Consolidated Statements of Income, Shareholders' Equity and Cash Flows for the years then ended, together with the notes thereto, as audited by Ernst & Young, independent auditors; and (ii) the unaudited Consolidated Balance Sheet of Parent as of June 30, 1993 and the unaudited Consolidated Statements of Income and Shareholders' Equity for the period then ended, together with the notes thereto. Each of the aforementioned financial statements present fairly, in accordance with generally accepted accounting principles (applied on a consistent basis except as disclosed in the footnotes thereto), the consolidated financial position and results of operations of Parent as of the dates and for the periods therein set forth. Such financial statements do not, as of the dates thereof, include any material asset or omit any material liability, absolute or contingent, or other fact, the inclusion or omission of which renders such financial statements, in light of the circumstances under which they were made, misleading in any material respect. Since June 30, 1993, there has not been any change in the financial condition, results of operations or business of Parent and its subsidiaries that would have a Material Adverse Effect.

      (d) The Boards of Directors of Parent and Newco, and Parent, in its capacity as the sole shareholder of Newco, have duly authorized the execution and delivery of this Merger Agreement and approved the Merger as contemplated by said Merger Agreement. No authorization of this Merger Agreement or of the transactions hereby contemplated is required by the shareholders of Parent. Parent and Newco have all requisite corporate power and authority to enter into this Merger Agreement and Parent and Newco have the corporate authority to consummate the transactions contemplated hereby. This Merger Agreement constitutes the valid and legally binding and enforceable obligation of each of Parent and Newco, and this Merger Agreement and the consummation of the Merger have been duly authorized and approved on behalf of Parent and Newco by all requisite corporate action. Provided the required approvals are obtained from the Board and the States of Delaware and Illinois, and provided all approvals, if any, are obtained from, and all filings are made with, any governmental or regulatory authority pursuant to the Hart-Scott-Rodino Antitrust Improvements Act, as amended, (the "HSR Act"), the 1933 Act and the rules and regulations thereunder, the 1934 Act and the rules and regulations thereunder, state securities or blue sky laws and the rules and regulations thereunder (the "Blue Sky Laws") and the rules of the Exchange, neither the execution and delivery of this Merger Agreement nor the consummation of the Merger will conflict with, result in the breach of, constitute a default under or accelerate the performance provided by the terms of any law, or any rule or regulation of any governmental agency or authority or any judgment, order, writ, decree or injunction of any court, bank regulatory agency or other governmental agency to which Parent or Newco is subject, any contract, agreement or instrument to which Parent or Newco is a party or by which Parent or Newco is bound or committed, or the Certificate of Incorporation or By-laws of Parent or the Certificate of Incorporation or By-laws of Newco, or constitute an event which with the lapse of time or action by a third party, could result in the default under any of the foregoing or result in the creation of any lien, charge or encumbrance upon any of the assets or properties of Parent or Newco or upon any of the stock of Parent or Newco or adversely affect the ability of Parent to consummate the transactions contemplated hereby, except, in the case of contracts, agreements or instruments, such defaults, conflicts or breaches which either (i) will be cured or waived prior to the Effective Date or (ii) if not so cured or waived would not, in the aggregate, be material.

      (e) Except as may be disclosed in the financial statements referred to in Section 12(c), there is no litigation, action, suit, investigation or proceeding pending or threatened, against or affecting

    Parent or its subsidiaries or involving any of their respective properties or assets, at law or in equity, before any federal, state, municipal, local or other governmental authority, which is reasonably likely to be resolved adversely to the interest of Parent or its subsidiaries and, if so resolved, would have a Material Adverse Effect or materially impair its ability, or that of Newco, to perform under this Merger Agreement, and to the best of the knowledge and belief after due inquiry of Parent and its executive officers, no one has reasonable or valid grounds on which it reasonably can be expected that anyone will assert or initiate any such litigation, action, suit, investigation or proceeding against Parent based upon the wrongful action or inaction of Parent or its subsidiaries or any of their respective officers, directors or employees.

      (f) At the Effective Date and on such subsequent dates when the former shareholders of Boulevard surrender their certificates of Boulevard Common for cancellation, the shares of Parent Common to be exchanged with the former shareholders of Boulevard will have been duly authorized and validly issued by Parent and will be fully paid and nonassessable and subject to no preemptive rights.

      (g) Parent and its subsidiaries have complied with all laws, regulations and orders applicable to them and to the conduct of their businesses, including without limitation, all statutes, rules, regulations, orders, writs and decrees, pertaining to the conduct of banking activities except for violations which together with any penalty which results therefrom has not had and will not have a Material Adverse Effect. Neither Parent nor any of its subsidiaries is in default under, and no event has occurred which, to the best of Parent's knowledge, after due inquiry, is likely to result in their default under, the terms of any judgment, decree, order, writ, rule or regulation of any governmental authority or court, whether federal, state or local and whether at law or in equity, in each case where the default has had or is likely to have a Material Adverse Effect.


      (h) Parent and Newco have not incurred, and will not incur directly or indirectly, any liability for brokerage, finders', agents' or investment bankers' fees or commissions in connection with this Merger Agreement or the transactions contemplated hereby.

      (i) With respect to all information set forth therein relating to Parent, the Parent Common, the Merger Agreement, and the Merger, neither the Proxy Statement nor the related registration statement nor any amendment or supplement thereto that is filed with the Securities and Exchange Commission in connection with the transactions contemplated hereby shall contain (in the case of information relating to the Proxy Statement, at the time it is mailed and in the case of information relating to the registration statement at the time it becomes effective) any untrue statement of a material fact or shall omit to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading. The registration statement and any amendments or supplements thereto that are filed with the Securities and Exchange Commission in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of the 1933 Act and the rules and regulations promulgated thereunder.

      (j) Since January 1, 1991, Parent has timely filed all reports and other documents required to be filed by it under the 1934 Act. Parent's Annual Report on Form 10-K for the year ended December 31, 1992 and its Quarterly Reports on Form 10-Q for the periods ended March 31 and June 30, 1993 (collectively, the "Parent Reports"), as of their respective dates, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

      (k) Since January 1, 1991, Parent and each of its subsidiaries have filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file with (i) the Federal Reserve Board, (ii) the OCC,
    (iii) the FDIC and (iv) any state banking commissioner or other regulatory authority ("State Regulator") (collectively, the "Regulatory Agencies") and all other material reports and statements required to be filed by them with any regulatory authority, including, without limitation, any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, the Federal Reserve Board, the OCC, the FDIC, or any State Regulator and have paid all fees or assessments due and payable in connection therewith. As of their respective dates, or as subsequently amended prior to the date hereof, each of the reports filed with the Regulatory Agencies was true and correct in all material respects and complied in all material respects with applicable laws, rules and regulations. Except for normal examinations conducted by the applicable Regulatory Agency in the regular course of the business of Parent and its subsidiaries, no Regulatory Agency has initiated any material proceeding or, to the best of the knowledge and belief of Parent, material investigation into the business or operations of Parent or any of its subsidiaries within the past three years.

      (l) There is no fact known to Parent which has not been disclosed in the Parent Reports or pursuant to this Merger Agreement which may reasonably be expected to result in a Material Adverse Effect.

      (m) As of the date hereof, Parent is not aware of any reason that the regulatory approvals specified in Section 12(d) and required to be obtained by Parent would not be obtained.

    13. Representations and Warranties of Newco. Newco represents and warrants to Boulevard that, except as otherwise indicated below:

      (a) Newco is a corporation duly organized and validly existing in good standing under the laws of the State of Delaware, and is or will be qualified to do business and in good standing in the State of Illinois together with all other jurisdictions where it is both required to so qualify and where the failure to so qualify would have a Material Adverse Effect and Newco has full corporate power and authority (including all licenses, franchises, permits and other governmental authorizations which are legally required) to engage in the businesses and activities now conducted by it. Newco does not have any significant assets or liabilities and has not engaged in any business other than as contemplated by this Merger Agreement. As of the date hereof, the authorized capital stock of Newco consists of 1,000 shares of common stock with par value of $.01 per share of which a total of 1,000 shares are issued and outstanding, all of which are owned by Parent free and clear of all liens, security interests or other encumbrances.

      (b) The Board of Directors of Newco has duly authorized execution of this Merger Agreement and approved the acquisition of Boulevard as contemplated by said Merger Agreement. Parent, the sole shareholder of Newco, has voted all the shares of Newco to approve the Merger and adopt this Merger Agreement. Newco has all requisite corporate power and authority to enter into this Merger Agreement and has the authority to consummate the transactions contemplated hereby. This Merger Agreement constitutes the valid and legally binding obligation of Newco and this Merger Agreement and the consummation hereof have been duly authorized and approved on behalf of Newco by all requisite corporate action. Provided the required approvals are obtained from the Board and the States of Delaware and Illinois, and provided all approvals, if any, are obtained from, and all filings are made with, any governmental or regulatory authority pursuant to the HSR Act, the 1933 Act and the rules and regulations thereunder, the 1934 Act and the rules and regulations thereunder, the Blue Sky Laws and the rules of the Exchange, neither the execution and delivery of this Merger Agreement nor the consummation of the Merger will conflict with, result in the breach of, constitute a default under or accelerate the performance provided by the terms of any law, or any rule or regulation of any government agency or authority or any judgment, order or decree of any court, bank regulatory agency or other governmental agency to which Newco may be subject, any contract, agreement or instrument to which Newco is a party or by which Newco is bound or committed, or the Certificate of Incorporation or By-laws of Newco, or constitute an event which with the lapse of time or action by a third party, could, to the best of Newco's knowledge, result in the default under any of the foregoing or result in the creation of any lien, charge or encumbrance upon any of the assets or properties of Newco or adversely affect the ability of Parent to consummate the transactions contemplated hereby, except in the case of contracts, agreements or instruments, such defaults, conflicts or breaches, which either (a) will be cured or waived prior to the Effective Date, or (b) if not so cured or waived, would not in the aggregate, be material.

    14. Representations and Warranties of Boulevard. Boulevard represents and warrants to Parent that, except as set forth in Schedule 14, and except as otherwise indicated below:

      (a) Boulevard is a corporation duly organized and validly existing in good standing under the laws of the State of Delaware and is a registered bank holding company under the Bank Holding Company Act and each Subsidiary is a corporation duly organized and validly existing in good standing under the laws of the United States or its respective state of incorporation. The copies of the Articles or Certificate of Incorporation and By-laws of each of Boulevard and the Subsidiaries which have been furnished to Parent prior to the date of this Merger Agreement are correct and complete and reflect all amendments made thereto through such date. Boulevard and the Subsidiaries have full power and authority (including all licenses, franchises, permits and other governmental authorizations which are legally required) to engage in the businesses and activities now conducted by them, respectfully. Each of Boulevard and the Subsidiaries is qualified to do business and is in good standing in each state and each other jurisdiction where it is both required to so qualify and where the failure to so qualify would have a Material Adverse Effect. Boulevard (including each of the Subsidiaries) is not subject to any formal or informal agreement or understanding with, nor is it subject to any order of, any bank regulatory authority restricting or prohibiting or attempting to restrict or prohibit any activities or conduct of Boulevard. As of June 30, 1993, the authorized capital stock of Boulevard consisted of (i) 20,000,000 shares of Boulevard Common, of which 7,158,613 shares were issued and outstanding and none of which were treasury shares owned by Boulevard, and (ii) 422,500 shares of preferred stock of which 100,000 shares of Boulevard Preferred were issued and outstanding. All of the issued and outstanding shares of capital stock of each of Boulevard and the Subsidiaries are duly authorized, validly issued, fully paid and nonassessable and none are issued in violation of the preemptive rights of any shareholder.

      (b) As of June 30, 1993, Boulevard has outstanding: (i) 1,090,750 Old Warrants which expire on October 31, 1994; (ii) Options, as listed on
    Schedule 14 hereto, for the purchase of Boulevard Common; (iii) 8% Subordinated Debentures in the principal amount of $12,238,800 which mature on October 31, 1994; and (iv) stock appreciation rights as listed on Schedule 14. Boulevard has heretofore delivered to Parent true and correct copies of all agreements and plans relating to the Old Warrants, the Options, the 8% Subordinated Debentures and such stock appreciation rights. Other than the Old Warrants, Options, and stock appreciation rights listed above, there are no outstanding options, warrants or commitments of any kind related to any class or series of Boulevard's capital stock of Boulevard or any of the Subsidiaries (including any stock appreciation rights or similar rights).

      (c) Boulevard has furnished or made available to Parent copies of the following financial statements relating to Boulevard and the Subsidiaries on a consolidated basis: (i) the audited Consolidated Balance Sheet of Boulevard as of December 31, 1992, 1991 and 1990, and Consolidated Statements of Income, Stockholders' Equity and Cash Flows for the years then ended, together with the notes thereto, as audited by Price Waterhouse, Independent Accountants; and (ii) the unaudited Consolidated Balance Sheet of Boulevard as of June 30, 1993 and the unaudited Consolidated Statements of Income and Cash Flows for the period then ended, together with the notes thereto. Each of the aforementioned financial statements presents fairly, in accordance with generally accepted accounting principles (applied on a consistent basis except as disclosed in the footnotes thereto), the consolidated financial position and results of operations of Boulevard as of the dates and for the periods therein set forth. Such financial statements do not, as of the dates thereof, include any material asset or omit any material liability, absolute or contingent, or other fact, the inclusion or omission of which renders such financial statements, in light of the circumstances under which they were made, misleading in any material respect. Since June 30, 1993, there has not been any change in the financial condition, results of operations or business of Boulevard and the Subsidiaries that would have a Material Adverse Effect.

      (d) The Board of Directors of Boulevard has duly authorized the execution and delivery of this Merger Agreement and approved the Merger as contemplated by the Merger Agreement, and the Board of Directors will recommend the Merger Agreement to the Boulevard shareholders for approval; provided, however, that the Board of Directors of Boulevard may take any action, or refrain from taking any action, as it deems necessary in its sole discretion to satisfy its fiduciary duties to the Boulevard shareholders, including, but not limited to, making no recommendation, reversing any existing recommendation or making any other recommendation if the Board shall have determined, after receipt of a written opinion of counsel to Boulevard (a copy of which opinion shall be delivered to Parent) that the Board has an obligation to take or refrain from taking such action. Boulevard and/or one or more of its Subsidiaries own beneficially and of record all of the outstanding shares of each of the Subsidiaries. Subject to the approval by the shareholders of Boulevard, this Merger Agreement constitutes the valid, legally binding and enforceable obligation of Boulevard, and Boulevard has all requisite power and authority to enter into this Merger Agreement, and Boulevard has the authority to consummate the transactions contemplated hereby so that, provided all required shareholder and regulatory approvals are obtained from the Board, and the States of Delaware and Illinois, and provided all approvals are obtained, if any, from, and all filings are made with, any governmental or regulatory authority pursuant to the HSR Act, the 1933 Act and the rules and regulations thereunder, the 1934 Act and the rules and regulations thereunder and the Blue Sky Laws, and the rules of the Exchange, neither the execution and delivery of this Merger Agreement nor the consummation of the Merger will conflict with, result in the breach of, constitute a default under or accelerate the performance provided by the terms of any law, or any rule or regulation of any governmental agency or authority or any judgment, order or decree of any court, bank regulatory agency or other governmental agency to which Boulevard or any of the Subsidiaries is subject, any contract, agreement or instrument to which Boulevard or any of the Subsidiaries is a party or by which Boulevard is bound or committed, or the Certificate of Incorporation or By-Laws of Boulevard or any of the Subsidiaries, or constitute an event which with the lapse of time or action by a third party, could, to the best of Boulevard's knowledge, result in the default under any of the foregoing or result in the creation of any lien, charge or encumbrance upon any of the assets or properties of Boulevard or any of the Subsidiaries or upon any of the capital stock of Boulevard or any of the Subsidiaries; except, in the case of contracts, agreements or instruments, such defaults, conflicts or breaches which either (i) will be cured or waived prior to the Effective time or (ii) if not so cured or waived would not, in the aggregate, have a Material Adverse Effect.

      (e) The reserve for possible loan and lease losses shown on the December 31, 1992 and June 30, 1993 Consolidated Balance Sheets of Boulevard and its Subsidiaries are adequate in all material respects under the requirements of generally accepted accounting principles to provide for possible losses on loans outstanding as of such dates.

      (f) Except as disclosed in the financial statements referred to in
    Section 14(c), there is no litigation, action, suit, investigation or proceeding pending or, to the best of the knowledge after due inquiry of Boulevard and its executive officers, overtly threatened, against or affecting Boulevard or any of its Subsidiaries or involving any of their respective properties or assets, at law or in equity, before any federal, state, municipal, local or other governmental authority which is reasonably likely to be resolved adversely to the interest of Boulevard or its Subsidiaries and, if so resolved, would have a Material Adverse Effect or materially impair its ability to perform under this Merger Agreement, and to the best of knowledge and belief after due inquiry of Boulevard and its executive officers, no one has reasonable or valid grounds on which it reasonably can be expected that anyone will assert or initiate any such litigation, action, suit, investigation or proceeding against Boulevard based upon the wrongful action or inaction of Boulevard or any of its Subsidiaries or any of their respective officers, directors or employees.

      (g) Boulevard and its Subsidiaries have good and marketable title to all their respective assets and properties, whether real or personal, tangible or intangible, including without limitation, all assets and properties reflected in Boulevard's Balance Sheet as of June 30, 1993 or acquired subsequent thereto (except to the extent that such assets and properties have been disposed of for fair value in the ordinary course of business since June 30, 1993). Such assets and properties are subject to no liens, mortgages, security interests, encumbrances, pledges or charges of any kind, except (i) as noted in the December 31, 1992 Balance Sheet or the notes thereto or as they relate to assets and properties acquired in the ordinary course of business subsequent thereto; (ii) statutory liens for taxes not yet delinquent; and (iii) minor defects and irregularities in title and encumbrances which do not materially impair the use thereof for the purposes for which they are held; and such liens, mortgages, security interests, encumbrances and charges do not, in the aggregate, have a Material Adverse Effect. Boulevard and its Subsidiaries as lessees have the right under valid and subsisting leases to occupy, use, possess and control all property leased by Boulevard and its Subsidiaries, except for such limitations set forth in Schedule 14. At the Effective Date any limitations affecting such properties will not, in the aggregate, have a Material Adverse Effect.

      (h) To the best of the knowledge after due inquiry of Boulevard and its executive officers, Boulevard and its Subsidiaries have complied with all laws, regulations and orders applicable to them and to the conduct of their businesses, including without limitation, all statutes, rules and regulations pertaining to the conduct of banking activities except for violations which together with any penalty which results therefrom has not had and will not have a Material Adverse Effect. Neither Boulevard nor any of its Subsidiaries is in default under, and no event has occurred which, to the best of Boulevard's knowledge, after due inquiry, is likely to result in their default under the terms of any judgment, decree, order, writ, rule or regulation of any governmental authority or court, whether federal, state or local and whether at law or in equity, in each case when the default has had or is likely to have a Material Adverse Effect.

      (i) Since June 30, 1993, neither Boulevard nor any of the
    Subsidiaries has:

        (i) issued or sold any of its equity securities, securities convertible into or exchangeable for its equity securities, warrants, options or other rights to acquire its equity securities, or any bonds or other securities, except deposit obligations in the ordinary course of business and except for Boulevard Common issued upon the exercise of Old Warrants and Options by the holders thereof;

        (ii) redeemed, purchased, acquired or offered to acquire, directly or indirectly, any shares of its or any affiliate's capital stock or other securities, or declared or paid any dividends payable in cash, property or otherwise with respect to any shares of its capital stock or other securities, except for (A) regular quarterly cash dividends paid on the Boulevard Common as permitted pursuant to
      Section 15(a) and (B) purchases or issuances of Boulevard Common in connection with the Boulevard Savings and Investment Plan or the Boulevard Dividend Reinvestment Plan;

        (iii) borrowed any amount or incurred or become subject to any material liability, except liabilities incurred in the ordinary course of business, but in no event has Boulevard or any of the Subsidiaries entered into any long-term borrowings with terms of greater than one year, except for certificates of deposit and interest rate swaps, in each case with terms not in excess of five years; provided, however, that Boulevard may borrow money to redeem the Boulevard Preferred;

        (iv) discharged or satisfied any material lien or encumbrance on the properties or assets of Boulevard or any of the Subsidiaries or paid any material liability other than in the ordinary course of business;

        (v) mortgaged, pledged or subjected to any lien or other encumbrance any of the assets of Boulevard or any of the Subsidiaries except (A) in the ordinary course of business, (B) liens and encumbrances for current property taxes not yet due and payable and (C) liens and encumbrances which do not materially affect the value of, or interfere with the past or future use or ability to convey, the property subject thereto or affected thereby;

        (vi) sold, assigned or transferred (including, without limitation, transfers to any employees, shareholders or affiliates of Boulevard or any of the Subsidiaries), any material assets, except assets sold, assigned or transferred in the ordinary course of business;

        (vii) canceled any material debts or claims or waived any rights of material value, except in the ordinary course of business or upon payment in full;

        (viii) suffered any theft, damage, destruction or loss of or to any property or properties owned or used by it, whether or not covered by insurance, which would, individually or in the aggregate, have a Material Adverse Effect;

        (ix) made or granted any bonus or any wage, salary or compensation increase or severance or termination pay to any director, officer, employee, group of employees or consultant, or entered into any employment contract, other than bonuses, compensation increases or severance arrangements consistent with past practices;

        (x) made or granted any increase in the benefits payable under any employee benefit plan or arrangement, or amended or terminated any existing employee benefit plan or arrangement, or adopted any new employee benefit plan or arrangement, except as required by law;

        (xi) made any single or group of related material capital expenditures or commitment therefor;

        (xii) taken any other action or entered into any other transaction other than in the ordinary course of business; or

        (xiii) agreed to do any of the foregoing.

      (j) Neither Boulevard nor any of its Subsidiaries is a party to or bound by any written or oral (i) employment or consulting contract which is not terminable by Boulevard or the Subsidiaries on sixty (60) days or less notice; (ii) employee bonus, deferred compensation, pension, stock bonus or purchase, profit-sharing, retirement or stock option plan; (iii) other employee benefit or welfare plan; or (iv) other executory material agreements as defined by the instructions to
    Exhibit 10 under Item 601 of Securities and Exchange Commission Regulation S-K. All such pension, stock bonus, profit-sharing, retirement, health and welfare plans (other than any multi-employer plans) set forth in Schedule 14 are hereinafter referred to collectively as the "Boulevard Plans." Boulevard has heretofore delivered to Parent true and correct copies of the Boulevard Plans and all other agreements and instruments listed on Schedule 14 pursuant to this Section 14(j). Those Boulevard Plans which purport to be qualified plans under Section 401(a) of the Internal Revenue Code are so qualified. All of the Boulevard Plans which constitute employee pension benefit plans or employee welfare plans subject to ERISA have been maintained in compliance in all material respects with ERISA. All material notices, reports and other filings required under applicable law to be given or made to or with any governmental agency with respect to the Boulevard Plans have been timely filed or delivered. Boulevard has no knowledge either of any circumstances which would adversely affect the qualification of the Boulevard Plans or their compliance with ERISA, would result or have resulted in liability under Title IV of ERISA or of any unreported "reportable event" (as such term is defined in Section 404(b) of ERISA) or "prohibited transaction" (as such term is defined in Section 406 of ERISA and Section 4975(c) of the Internal Revenue Code) which has occurred since the date on which said sections became applicable to the Boulevard Plans and which could reasonably be expected to result in any material liability of Boulevard or any Subsidiary to the PBGC, the Department of Treasury, the Department of Labor or any multi-employer plan. Those Boulevard Plans which are defined benefit plans within the meaning of ERISA meet the minimum funding standards set forth in the Internal Revenue Code and ERISA and the assets of such

    Boulevard Plans equal or exceed the present value of accrued benefits under such Boulevard Plans as of the most recent plan valuation date. There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted against the Boulevard Plans, any fiduciaries thereof with respect to their duties to the Boulevard Plans or the assets of any of the trusts under any of the Boulevard Plans which could reasonably be expected to result in any material liability of Boulevard or any of its Subsidiaries to the PBGC, the Department of Treasury, the Department of Labor or any multi-employer plan.

      (k) Boulevard and/or its Subsidiaries have duly filed all federal, state, county and local income, franchise, bank, excise, real and personal property and other tax returns and reports (including, but not limited to, those relating to social security, withholding, unemployment insurance, and occupation (sales) and use taxes and those filed on a consolidated, combined or unitary basis) required to have been filed by Boulevard or its Subsidiaries up to the date hereof. Boulevard undertakes to promptly provide Parent with a copy of its federal income tax return for the year 1992. All of the foregoing returns are true and correct in all material respects, and Boulevard has paid or, prior to the Effective Date, will pay all taxes, interest and penalties shown on such returns or reports as being due or (except to the extent the same are contested in good faith and, if material, summarized in Schedule 14) or claimed to be due to any federal, state, county, local or other taxing authority, and there is, and at the Effective Date will be, no basis for any additional claim or assessment which might have a Material Adverse Effect, except for those being contested in good faith and summarized in Schedule 14. Boulevard has paid or made adequate provision in its financial statements or its books and records for all taxes payable in respect of all periods ending on or before the date hereof. Boulevard has, or at the Effective Date will have, no material liability for any taxes, interest or penalties of any nature whatsoever, except for those taxes which may have arisen up to the Effective Date in the ordinary course of business and are properly accrued on the books of Boulevard as of the Effective Date or are being contested in good faith and have, if material, been summarized in Schedule 14.

      (l) Boulevard has in effect insurance coverage with reputable insurers which in respect of amounts, premiums, types and risks insured, constitutes reasonably adequate coverage against all risks customarily insured against by bank holding companies comparable in size and operation to Boulevard.

      (m) Boulevard has not incurred and will not incur any liability for brokerage, finders', agents', or investment bankers' fees or commissions in connection with this Merger Agreement or the transactions contemplated hereby other than to Goldman, Sachs & Co. in an amount previously disclosed to Parent.

      (n) With respect to all information set forth therein relating to Boulevard, the Boulevard Common, this Merger Agreement, and the Merger, neither the Proxy Statement nor the related registration statement or any amendment or supplement thereto shall contain (in the case of information relating to the Proxy Statement, at the time it is mailed and in the case of information relating to the registration statement, at the time it becomes effective) any untrue statement of a material fact or shall omit to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading. The Proxy Statement that is filed with the Securities and Exchange Commission in connection with the meeting of the shareholders of Boulevard will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated thereunder. The statements made in Schedule 14 and any attachments thereto shall be deemed to constitute representations and warranties of Boulevard under this Merger Agreement to the same extent as if herein set forth in full. Anything disclosed in Schedule 14 or the attachments thereto shall be considered to have been disclosed for purposes of all representations and warranties under this Merger Agreement.

      (o) No employee of Boulevard or a Subsidiary is represented, for purposes of collective bargaining, by a labor organization of any type. Boulevard is unaware of any efforts during the past five years to unionize or organize any employees of Boulevard or the Subsidiaries, and no claim related to such employees under the Fair Labor Standards Act, National Labor Relations Act, Civil Rights of 1964, Walsh-Healy Act, Davis Bacon Act, Civil Rights Act of 1866, Age Discrimination in Employment Act, Equal Pay Act of 1963, Executive Order No. 11246, Federal Unemployment Tax Act, Vietnam Era Veterans Readjustment Act, Occupational Safety and Health Act, or any state or local employment related law, order, ordinance or regulation, no unfair labor practice, discrimination or wage-and-hour claim is pending or, to the best of Boulevard's knowledge, threatened against Boulevard or any Subsidiary, which claim has had or is reasonably likely to have a Material Adverse Effect.

      (p) With respect to Boulevard (i) there are no material actions, proceedings or investigations pending or, to the actual knowledge of Boulevard and its executive officers, threatened before any federal or state environmental regulatory body, or before any federal or state court, alleging non-compliance by Boulevard or any Subsidiary, with CERCLA or any other Environmental Laws; and (ii) to the actual knowledge of Boulevard and its executive officers: (A) there is no reasonable basis for the institution of any material action, proceeding or investigation against Boulevard or any Subsidiary under any Environmental Law; (B) neither Boulevard nor any Subsidiary is responsible in any material respect under any Environmental Law for any release by any person at or in the vicinity of real property of any hazardous substance (as defined by CERCLA), caused by the spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing of any such hazardous substance into the environment; (C) neither Boulevard nor any Subsidiary is responsible for any material costs of any remedial action required by virtue of any release of any toxic or hazardous substance, pollutant or contaminant into the environment including, without limitation, costs arising from security fencing, alternative water supplies, temporary evacuation and housing and other emergency assistance undertaken by any environmental regulatory body; (D) Boulevard and each Subsidiary are, in all material respects, in compliance with all applicable Environmental Laws; and (E) no real property used, owned, managed or controlled by Boulevard or any Subsidiary (including any property owned, managed or controlled by any of the Boulevard Banks in connection with its lending or trust operations) contains any toxic or hazardous substance including, without limitation, any asbestos, PCBs or petroleum products or byproducts in any form, the presence, location or condition of which
    (a) violates any Environmental Law in any material respect, or (b) otherwise would pose any significant health or safety risk unless remedial measures were taken.

      (q) Since January 1, 1991, Boulevard has timely filed all reports and other documents required to be filed by it under the 1933 Act and the 1934 Act. Boulevard's Annual Report on Form 10-K for the year ended December 31, 1992 and its Quarterly Reports on Form 10-Q for the periods ended March 31 and June 30, 1993 (collectively, the "Boulevard Reports"), as of their respective dates, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

      (r) The deposits of each Subsidiary of Boulevard that is a depository institution are insured by the FDIC in accordance with the FDIA, and such depository institution has paid all assessments and filed all reports required under the FDIA.

      (s) Since January 1, 1991, Boulevard and the Subsidiaries have filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto ("Regulatory Reports"), that they were required to file with the Regulatory Agencies and all other material reports and statements required to be filed by them, including, without limitation, any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, the Federal Reserve Board, the OCC, the FDIC, or any State Regulator and have paid all fees or assessments due and payable in connection therewith. Boulevard has provided Parent with copies or access to copies of all Regulatory Reports. As of their respective dates, or as subsequently amended prior to the date hereof, each of the Regulatory Reports was true and correct in all material respects and complied in all material respects with applicable laws, rules and regulations. Except for normal examinations conducted by the applicable Regulatory Agency in the regular course of the business of Boulevard and the Subsidiaries and as described in Schedule 14, no Regulatory Agency has initiated any material proceeding or, to the best of the knowledge and belief of Boulevard, material investigation into the business or operations of Boulevard or any of the Subsidiaries within the past three years.

      (t) The documentation relating to all loans made by each of the Boulevard Banks and to all security interests, mortgages and other liens with respect to all collateral for such loans, taken as a whole, is adequate for the enforcement of the material terms of such loans, security interests, mortgages and other liens, except for inadequacies in such documentation which will not, in the aggregate, have a Material Adverse Effect.

      (u) Schedule 14 correctly sets forth the jurisdiction of incorporation of each Subsidiary. All of the issued and outstanding shares of capital stock of each Subsidiary are owned by Boulevard or a Subsidiary free and clear of any lien, pledge, security interest, encumbrance or charge of any kind. Neither Boulevard nor any of the Subsidiaries owns, directly or indirectly, any stock, partnership interest, joint venture interest or any other security issued by any other corporation, organization or entity, except (i) stock of the Subsidiaries, (ii) as otherwise disclosed on Schedule 14 and (iii) securities owned by the Subsidiaries in the ordinary course of their respective businesses.

      (v) No executive officer or director of Boulevard or any of the Subsidiaries, nor any member of the immediate family of any such officer or director (which for purposes hereof shall mean a spouse, minor child or adult child living at the home of any such officer or director), nor any entity which any of such persons "controls" (within the meaning of Regulation O of the Board of Governors of the Federal Reserve System), has any loan agreement, note or borrowing arrangement or any other agreement with Boulevard or any of the Subsidiaries (other than normal employment arrangements, participation in employee benefit and dividend reinvestment plans, deposit and retirement account agreements, trust agreements, automatic deposits and transfer arrangements, residential mortgages and credit lines less than $150,000) or any interest in any property, real, personal or mixed, tangible or intangible, used in or pertaining to the business of Boulevard or any of the Subsidiaries.

      (w) Each Subsidiary has properly administered all accounts for which it acts as a fiduciary, including but not limited to, accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state and federal law and regulation and common law, except to the extent that the failure to so properly administer would not have a Material Adverse Effect. Neither Boulevard, any Subsidiary, nor any director, officer or employee of Boulevard or any Subsidiary has committed any breach of trust with respect to any such fiduciary account which has resulted or could reasonably be expected to result in a Material Adverse Effect, and the accountings for each such fiduciary account are true and correct in all material respects and accurately reflect the assets of such fiduciary account in all material respects.

      (x) This Merger Agreement, the Boulevard Reports and Schedule 14 hereto, taken together as a whole, do not contain any untrue statement of a material fact relating to Boulevard and the Subsidiaries or omit a material fact necessary to make the statements relating to Boulevard and the Subsidiaries contained herein or therein not misleading. There is no fact known to Boulevard and the Subsidiaries which has not been disclosed to Parent pursuant to this Merger Agreement and Schedule 14 hereto and the Boulevard Reports, all taken together as a whole, which may reasonably be expected to result in a Material Adverse Effect.

      (y) As of the date hereof, Boulevard is not aware of any reason that the regulatory approvals specified in Section 12(d) and required to be obtained by Parent would not be obtained.

    15. Action by Boulevard Pending Effective Date. Boulevard agrees that from the date of this Merger Agreement until the earlier of the Effective Date or the time that this Merger Agreement is terminated, except as disclosed on Schedule 15 or with the prior written permission of Parent:

      (a) Beginning on the date hereof and for each succeeding calendar quarter thereafter prior to that calendar quarter in which the Effective Date shall occur, Boulevard:

        (i) will not declare or pay any dividends or make any distributions on shares of Boulevard Common, except dividends which shall not exceed $0.05 per share in cash per calendar quarter.

        (ii) except as hereinbelow provided, will not declare or pay any dividends or make any distributions in any amount on Boulevard Common in the calendar quarter in which the Effective Date shall occur and in which the shareholders of Boulevard are entitled to receive regular quarterly dividends on the shares of Parent Common into which the shares of Boulevard Common have been converted. It is the intent of this part (ii) to provide that the holders of Boulevard Common will receive either the payment of dividends on their shares of Boulevard Common as permitted under (a)(i) of this
      Section 15 or the payment of cash dividends as the holders of shares of Parent Common received in exchange for the shares of Boulevard Common for the calendar quarter during which the Effective Date shall occur, but will not receive and will not become entitled to receive for the same calendar quarter both the payment of a permitted dividend as shareholders of Boulevard and the payment of a cash dividend as the holders of the shares of Parent Common received in exchange for the shares of Boulevard Common. In the event that Boulevard does not declare and pay permitted dividends on its Boulevard Common in a particular calendar quarter because of Boulevard's reasonable expectation that the Effective Date would occur in said calendar quarter wherein the holders of Boulevard Common would have become entitled to receive cash dividends for such calendar quarter on the shares of Parent Common to have been exchanged for the shares of Boulevard Common, and the Effective Date does not in fact occur in said calendar quarter, then, as a result thereof, Boulevard shall be entitled to declare and pay a permitted dividend (within the limitations of this Section 15) on said shares of Boulevard Common for said calendar quarter as soon thereafter as reasonably practicable.

      The declaration of any or all dividends within the limitations of this paragraph shall remain within the discretion of the Board of Directors of Boulevard.

      (b) The business of Boulevard and each of the Subsidiaries shall be conducted only in, and neither Boulevard nor any of the Subsidiaries shall take any action except in the ordinary course, on an arms-length basis and in accordance, in all material respects, with all applicable laws, rules and regulations and past practices.

      (c) Neither Boulevard nor any of the Subsidiaries shall, directly or indirectly:

        (i) issue or sell any additional shares of, or any options, warrants, conversion privileges or rights of any kind to acquire any shares of any of its capital stock, except (A) for the sale by Boulevard of Boulevard Common pursuant to the exercise of the Old Warrants or the Options, (B) for the issuance by Boulevard of Boulevard Common in connection with the Boulevard Savings and Investment Plan or the Boulevard Dividend Reinvestment Plan, or (C) as a result of its obligations pursuant to fiduciary accounts to sell issued and outstanding shares of Boulevard Common;

        (ii) sell, assign, transfer, mortgage, pledge or encumber any of its assets (including, without limitation, transfers to any employees, shareholders or affiliates of Boulevard or any of the Subsidiaries), except (x) in the ordinary course of business, (y) liens and encumbrances for current property taxes not yet due and payable and (z) liens and encumbrances which do not materially affect the value of, or interfere with the past or future use or ability to convey, the property subject thereto or affected thereby;

        (iii) amend or propose to amend its Certificate or Articles of Incorporation or Bylaws;

        (iv) split, combine or reclassify any outstanding shares of capital stock of Boulevard or any of the Subsidiaries, or declare, set aside or pay any dividend or other distribution payable in cash, property or otherwise with respect to shares of capital stock of Boulevard or any of the Subsidiaries, except for payment of regular quarterly dividends by Boulevard on the Boulevard Common as permitted by Section 15(a);

        (v) redeem, purchase or acquire or offer to acquire, directly or indirectly, any shares of capital stock of Boulevard or any of the Subsidiaries or other securities of Boulevard or of any of the Subsidiaries, except (A) for any shares of Boulevard Common purchased by Boulevard in connection with the Boulevard Savings and Investment Plan or the Boulevard Dividend Reinvestment Plan or (B) the redemption of the Boulevard Preferred by Boulevard;

        (vi) acquire (by merger, exchange, consolidation, acquisition of stock or assets or otherwise) any corporation, partnership, joint venture or other business organization or division or material assets thereof;

        (vii) except in connection with any liability or obligation incurred for the purpose of redeeming the Boulevard Preferred, borrow any amount or incur or become subject to any material liability, except liabilities incurred in the ordinary course of business, but in no event will Boulevard or any of the Subsidiaries enter into any long-term borrowings with a term of greater than one year, except for certificates of deposit and interest rate swaps, in each case with terms not to exceed five years;

        (viii) make any single or group of related material capital expenditures or commitment therefor;

        (ix) discharge or satisfy any material lien or encumbrance on the properties or assets of Boulevard or any of the Subsidiaries or pay any material liability, except in the ordinary course of business;

        (x) cancel any material debt or claims or waive any rights of material value, except in the ordinary course of business; or

        (xi) enter into or propose to enter into, or modify or propose to modify, any agreement, arrangement or understanding with respect to any of the matters set forth in this Section 15(c); provided, however, notwithstanding anything herein to the contrary, the Boulevard Banks may be merged into a single entity, and one of the Boulevard Banks may, with the OCC's consent, open a branch facility in Des Plaines, Illinois.

      (d) Neither Boulevard nor any of the Subsidiaries shall, directly or indirectly, enter into or modify any employment, severance or similar agreements or arrangements with, or grant any bonuses, wage, salary or compensation increases, or severance or termination pay to, any director, officer, employee, group of employees or consultant, other than bonuses, increases or severance arrangements consistent with past practices.

      (e) Neither Boulevard nor any of the Subsidiaries shall adopt or amend any bonus, profit sharing, stock option, pension, retirement, deferred compensation, or other employee benefit plan, trust, fund, contract or arrangement for the benefit or welfare of any employees, except as required by law or this Merger Agreement.

      (f) Each of Boulevard and the Subsidiaries shall use reasonable efforts to cause its current insurance policies not to be canceled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies providing coverage substantially equal to the coverage under the canceled, terminated or lapsed policies are in full force and effect.

      (g) Neither Boulevard nor any of the Subsidiaries shall enter into any settlement or similar agreement with respect to, or take any other significant action with respect to the conduct of, any action, suit, proceeding, order or investigation to which Boulevard or any of the Subsidiaries is a party or becomes a party after the date of this Merger Agreement, without prior consultation with Parent; provided that no such consultation shall be required for settlement of any action, suit or proceeding involving less than $100,000.

      (h) Each of Boulevard and the Subsidiaries shall use commercially reasonable efforts to preserve intact in all material respects the business organization and the goodwill of each of Boulevard and the Subsidiaries and to keep available the services of its officers and employees as a group and preserve intact material agreements, and shall confer on a regular and frequent basis with representatives of Parent, as reasonably requested by Parent, to report on operational matters and the general status of ongoing operations.

      (i) Neither Boulevard nor any of the Subsidiaries shall take any action with respect to investment securities held or controlled by any of them inconsistent with past practices or alter its investment portfolio duration policy as heretofore in effect without prior consultation with Parent.

      (j) With respect to properties leased by Boulevard or any of the Subsidiaries, neither Boulevard nor any of the Subsidiaries shall renew, exercise an option to extend, cancel or surrender any lease of real property nor allow any such lease to lapse without the consent of Parent (other than leases with remaining terms of six months or less).

      (k) Boulevard will not change its or its Subsidiaries' methods of accounting in effect as of December 31, 1992, except as required by changes in generally accepted accounting principles as concurred in by Price Waterhouse, or change any of its methods of reporting income and deductions for federal income tax purposes from those employed in the preparation of Boulevard's federal income tax returns for the taxable year ending December 31, 1992, except as required by changes in law.

      (l) Boulevard will afford Parent, its officers and other authorized representatives, such access to all books, records, tax returns, leases, contracts and documents of Boulevard and its Subsidiaries and will furnish to Parent such information with respect to the assets and business of Boulevard and its Subsidiaries as Parent may from time to time reasonably request in connection with this Merger Agreement and the transactions contemplated hereby.

      (m) Boulevard will promptly advise Parent in writing of all material corporate actions taken by the directors and shareholders of Boulevard, and furnish Parent with copies of all monthly and other interim financial statements of Boulevard as they become available.

    16. Action by Parent Pending Effective Date. Parent agrees that from the date of this Agreement until the Effective Date, except with prior written permission of Boulevard:

      (a) Parent will not adopt or implement any amendment to its Articles of Incorporation (other than an amendment increasing the number of shares of authorized Parent Common) or any plan of reorganization which would affect in any manner the terms and provisions of the shares of Parent Common or the rights of the holders of such shares or reclassify the Parent Common (it being understood that a plan of reorganization adopted to effectuate a merger in which additional Parent Common is issued, but where Parent Common is otherwise not affected, will not violate this covenant).

      (b) Parent will afford Boulevard, its officers and other authorized representatives, such access to all books, records, bank examination reports, tax returns, leases, contracts and documents of Parent and its subsidiaries and will furnish to Boulevard such information with respect to the assets, earnings and business of Parent and its subsidiaries as Boulevard may from time to time reasonably request in connection with this Merger Agreement and the transactions contemplated hereby.

      (c) Parent will not, and will cause its subsidiaries not to, make or agree to take any action that adversely affects its ability or the ability of Newco to consummate the transactions contemplated by this Merger Agreement.

    17. Conditions to Obligations of Parent and Newco. The obligations of Parent and Newco to effect the Merger are subject, unless waived by Parent, to the satisfaction of the following conditions on or prior to the Effective Date:

      (a) There shall not have been any change in the consolidated financial condition, aggregate net assets, shareholders' equity, business or operating results of Boulevard and its Subsidiaries, taken as a whole, from June 30, 1993 to the Effective Date that has had or would reasonably be expected to have a Material Adverse Effect.

      (b) Boulevard shall not have paid cash dividends from June 30, 1993 to the Effective Date except as permitted under this Merger Agreement.

      (c) All representations by Boulevard contained in this Merger Agreement shall be true in all material respects at, or as of, the Effective Date as though such representations were made at and as of said date, except for changes contemplated by the Merger Agreement, and except also for representations as of a specified time other than the Effective Date, which shall be true in all material respects at such specified time.

      (d) Parent shall have received an opinion letter dated as of the Effective Date addressed to Parent from Wildman, Harrold, Allen & Dixon, based on customary reliance and subject to customary qualifications, to the effect that:

        (i) Boulevard is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Boulevard is registered as a bank holding company under the Bank Holding Company Act.

        (ii) Each of the Boulevard Banks is a national banking association duly organized, validly existing and in good standing under the laws of the United States.

        (iii) The articles of merger required by this Agreement have been duly authorized and executed by Boulevard.

        (iv) Each of the Companies is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation.

        (v) Each of Boulevard and the Subsidiaries has the requisite corporate power and authority (including all licenses, permits and authorizations) to own and operate its properties and to carry on its business as now conducted. Each of Boulevard and the Subsidiaries is licensed or qualified to do business in every jurisdiction in which the nature of its business or its ownership of property requires it to be licensed or qualified, except where the failure to be so licensed or qualified would not have or would not be reasonably expected to have a Material Adverse Effect.

        (vi) The execution and delivery of this Merger Agreement by Boulevard and the consummation of the transactions contemplated hereby will not constitute a breach, default or violation under (A) the respective Certificates of Incorporation or By-laws of Boulevard or any of the Subsidiaries, (B) any agreement, arrangement or understanding known to such counsel to which Boulevard or any of the Subsidiaries is a party, (C) any license, franchise or permit or (D) any law, regulation, order, judgment or decree known to such counsel.

        (vii) The authorized capital stock of Boulevard consists of (i) 20,000,000 shares of Boulevard Common, of which 7,158,613 shares were issued and outstanding as of June 30, 1993 and none of which were treasury shares owned by Boulevard, and (ii) 422,500 shares of preferred stock of which 100,000 shares of Boulevard Preferred were issued and outstanding as of the date of this Merger Agreement; all of the issued and outstanding shares of the capital stock of Boulevard are duly authorized, validly issued, fully paid and nonassessable. No holder of the capital stock of Boulevard is entitled to any preemptive or other similar rights with respect to the capital stock of Boulevard.

        (viii) All of the issued and outstanding shares of each of the Subsidiaries are duly authorized, validly issued, fully paid and nonassessable.

        (ix) Except as set forth in Schedule 14, to the knowledge of such counsel, there are no actions, suits, proceedings, orders or investigations pending or threatened against Boulevard or any of the Subsidiaries, at law or in equity, or before or by any federal, state or other governmental department, commission, board, bureau, agency or instrumentality.

        (x) Boulevard has the corporate power to consummate the transactions on its part contemplated by this Merger Agreement. Boulevard has duly taken all requisite corporate action to authorize this Merger Agreement and this Merger Agreement has been duly executed and delivered by Boulevard and constitutes the valid and binding obligation of Boulevard enforceable in accordance with its terms, subject as to the enforcement of remedies to applicable bankruptcy, insolvency, moratorium and other laws affecting the rights of creditors generally and to judicial limitations on the enforcement of equitable remedies.

        (xi) No authorization, consent or approval of, or filing with any public body, court or public authority, is necessary for the consummation by Boulevard or any of the Subsidiaries of the transactions contemplated hereby which has not been obtained or made.

      (e) Boulevard shall have performed, in all material respects, all agreements and conditions required by this Merger Agreement to be performed and satisfied by it at or prior to the Effective Date.

      (f) Boulevard shall have furnished Parent a certificate, signed by the Chairman or President or its Chief Financial Officer and by the Secretary or Assistant Secretary of Boulevard and dated as of the Effective Date as to the form of and adoption of the resolution of the Board of Directors of Boulevard approving the Merger Agreement and the Merger, and to the effect that the conditions described in Paragraphs
    (a), (c) and (e) of this Section 17 have been fully satisfied as to it.

      (g) Parent shall have entered into an agreement with Miami
    Corporation in form and substance satisfactory to Parent covering the matters described in Section 10(t).

      (h) There shall not be threatened, instituted or pending any action or proceeding before any court or governmental authority or agency, domestic or foreign, (i) challenging or seeking to make illegal, or to delay or otherwise directly or indirectly to restrain or prohibit, the consummation of the transactions contemplated hereby or seeking to obtain material damages in connection with the transactions contemplated hereby, (ii) seeking to prohibit direct or indirect ownership or operation by Parent of all or a material portion of the business or assets of Boulevard or any of the Subsidiaries or of Parent or any of its subsidiaries, or to compel Parent or any of its subsidiaries or Boulevard or any of the Subsidiaries to dispose of or to hold separately all or a material portion of the business or assets of Parent or any of its subsidiaries or of Boulevard or any of the Subsidiaries, as a result of the transactions contemplated hereby, or
    (iii) seeking to require direct or indirect divestiture by Parent of any of its business or assets or of Boulevard's or the Subsidiaries' business or assets, but only insofar as any action or proceeding threatened, instituted or pending by a party other than a governmental or quasi-governmental authority or agency shall have a reasonable likelihood of success on the merits with respect thereto.

      (i) There shall not be any action taken, or any statute, rule, regulation, judgment, order or injunction proposed, enacted, entered, enforced, promulgated, issued or deemed applicable to the transactions contemplated hereby by any federal, state or other court, government or governmental authority or agency, which would reasonably be expected to result, directly or indirectly, in any of the consequences referred to in paragraph (h) above.

    18. Conditions to Obligations of Boulevard. The obligations of Boulevard to effect the Merger are subject, unless waived by Boulevard, to the satisfaction on or prior to the Effective Date of the following conditions:

      (a) There shall not have been any change in the consolidated financial condition, aggregate net assets, shareholders' equity, business, or operating results of Parent and its subsidiaries, taken as a whole, from June 30, 1993 to the Effective Date that has had or would reasonably be expected to have a Material Adverse Effect.

      (b) All representations by Parent and Newco contained in this Merger Agreement shall be true in all material respects at, or as of, the Effective Date as though such representations were made at and as of said date, except for changes contemplated by this Merger Agreement, and except also for representations as of a specified time other than the Effective Date, which shall be true in all material respects at such specified time.

      (c) Boulevard shall have received an opinion letter dated as of the Effective Date addressed to Boulevard from Michael J. O'Rourke, Esq., Executive Vice President and General Counsel of Parent, based on customary reliance and subject to customary qualifications, to the effect that:

        (i) Parent is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Newco is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Each of Parent and Newco is registered as a bank holding company under the Bank Holding Company Act.

        (ii) Each of Parent and Newco has the corporate power to consummate the transactions on its part contemplated by this Agreement. Each of Parent and Newco has taken all requisite corporate action to authorize this Agreement, and this Agreement has been duly executed and delivered by Parent and Newco and constitutes the valid and binding obligation of each of Parent and Newco enforceable in accordance with its terms, subject as to the enforcement of remedies to applicable bankruptcy, insolvency, moratorium and other laws affecting the rights of creditors generally and to judicial limitations on the enforcement of equitable remedies.

        (iii) The articles of merger required by this Agreement have been duly authorized and executed by Parent and Newco.

        (iv) The execution and delivery of this Agreement by Parent and Newco and the consummation of the transactions contemplated hereby will not constitute a breach, default or violation under (A) Parent's or Newco's Certificates of Incorporation or By-laws, (B) any agreement, arrangement or understanding known to such counsel to which Parent or Newco is a party, (C) any license, franchise or permit or (D) any law, regulation, order, judgment or decree known to such counsel.

        (v) No authorization, consent or approval of, or filing with, any public body, court or authority is necessary for the consummation by Parent of the transactions contemplated hereby which has not been obtained or made.

        (vi) The shares of Parent Common Stock to be issued pursuant to this Agreement will be, when issued, duly authorized, validly issued, fully paid and nonassessable.

      (d) Parent and Newco shall have performed, in all material respects, all agreements and conditions required by this Merger Agreement to be performed and satisfied by it at or prior to the Effective Date.

      (e) Boulevard shall have received opinions from Goldman, Sachs & Co. dated as of the date of this Merger Agreement and as of the date of the Proxy Statement, to the effect that, in the opinion of such firm, the terms of this Merger Agreement are fair to the holders of Boulevard Common, and the letter opinion shall be in effect as of the date this Merger Agreement is approved by Boulevard's shareholders.

      (f) Parent shall have furnished Boulevard a certificate, signed by the Chairman or President or an Executive Vice President and by the Secretary or Assistant Secretary of Parent and dated as of the Effective Date certifying as to the form of and adoption of the resolution of the Board of Directors of Parent approving the Merger Agreement and the Merger, and to the effect that the conditions described in Paragraphs (a), (b), and (d) of this Section 18 have been fully satisfied as to it.

      (g) As of the Effective Date, no suit, action or proceeding shall be pending or overtly threatened before any court or other governmental agency by the federal or state government in which it is sought to restrain or prohibit consummation of the Merger, and no other third party suit, action or proceeding shall be pending or overtly threatened and no liability or claim shall have been asserted against Parent, Newco or any of its subsidiaries which Boulevard shall in good faith determine, with advice of counsel (i) has a reasonable likelihood of being successfully prosecuted and (ii) if successfully prosecuted, would materially and adversely affect the benefits hereunder intended for Boulevard and its shareholders.

    19. Conditions to Obligations of All Parties. In addition to the provisions of Sections 17 and 18 hereof, the obligations of Parent and Boulevard to effect the Merger shall be subject to the satisfaction of the following conditions on or prior to the Effective Date:

      (a) The parties hereto shall have received all necessary approvals of governmental agencies and authorities of the transactions contemplated by this Merger Agreement and each of such approvals shall remain in full force and effect at the Effective Date. Parent and Boulevard shall notify the other party promptly upon receipt of all necessary governmental approvals. At the Effective Date, (i) no party hereto shall be subject to any order, decree or injunction of a court or governmental agency of competent jurisdiction which enjoins or prohibits the consummation of the Merger; and (ii) no statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any governmental authority which prohibits or makes illegal consummation of the Merger.

      (b) The registration statement required to be filed by Parent pursuant to Section 10(d) of this Merger Agreement shall have become effective by an order of the Securities and Exchange Commission, the shares of Parent Common to be exchanged in the Merger shall have been qualified or exempted under all applicable state securities laws, and there shall have been no stop order issued or threatened by the Securities and Exchange Commission that suspends or would suspend the effectiveness of the registration statement, and no proceeding by the Securities and Exchange Commission shall have been commenced, pending or overtly threatened for such purpose.

      (c) This Merger Agreement and the Merger shall have been duly approved and adopted by the requisite affirmative vote of the shareholders of Boulevard.

      (d) The shares of Parent Common to be issued to the holders of Boulevard Common shall be listed for trading on the Exchange.

      (e) Wildman, Harrold, Allen & Dixon shall have issued its written opinion, dated as of the day of the Effective Date, satisfactory to Boulevard, substantially to the effect set forth in clauses (a) through
    (e) of Section 11 of this Merger Agreement and there shall exist as of, at or immediately prior to the Effective Date, no facts or circumstances which would render such opinion inapplicable in any respect to the transactions to be consummated hereunder.

    20. Indemnification.

      (a) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, administrative or criminal (collectively, such events are referred to singularly and collectively as a "Proceeding(s)") asserted or arising before or after the Effective Date in which any person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Date, a director, officer or employee of Boulevard or any of its subsidiaries (individually an "Indemnified Party" and collectively the "Indemnified Parties") is, or is threatened to be, made a party, based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) this Merger Agreement, (ii) any of the transactions contemplated hereby, or (iii) by reason of the fact that such Indemnified Party was a director, officer or employee, fiduciary or agent of Boulevard at any time on or before the Effective Date (collectively, the "Transactions and Events"), the parties hereto agree to cooperate and use their best efforts to defend against and respond to such Proceeding(s).

      (b) It is understood and agreed that, upon the Merger becoming effective, Parent shall indemnify and hold harmless, to the fullest extent permitted by Delaware Law, each Indemnified

    Party against any and all losses, claims, damages, liabilities, costs, expenses (including reasonable attorneys' fees and expenses), judgments and fines, and amounts paid in settlement, in connection with any threatened or actual Proceeding(s) based, in whole or in part, or arising in whole or in part, out of or pertaining to the Transactions and Events (but only to the extent permitted by Delaware Law) and, without limiting the foregoing, in the event of any such threatened or actual Proceeding(s) (whether asserted or arising before or after the Effective Date), (i) Parent shall pay expenses in advance of the final disposition of any Proceeding(s) to each Indemnified Party to the fullest extent permitted by applicable law, and (ii) Parent shall use its best efforts to assist in the vigorous defense of any such Proceeding(s); provided that Parent shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld). Any Indemnified Party wishing to claim indemnification under this Section 20 shall, upon learning of any such Proceeding(s), notify Parent thereof, provided that the failure so to notify shall not affect the obligations of Parent under this Section 20 except to the extent such failure materially prejudices it.

      (c) Parent shall insure that all rights to indemnification and all limitations of liability existing in favor of the Indemnified Parties as provided in Boulevard's Certificate of Incorporation and By-laws, or similar governing documents of any of its subsidiaries, as in effect as of the date hereof with respect to claims or liabilities arising from facts or events existing or occurring prior to the Effective Date shall survive the Merger and shall continue in full force and effect, without any amendment thereto, for a period of not less than six (6) years from the Effective Date; provided, however, that all rights to indemnification in respect of any claim asserted or made within such period shall continue until the final disposition of such claim.

      (d) The obligations of Parent under this Section 20 are intended to be the continuing and joint and several obligations of Parent and the Surviving Corporation and to benefit, and be enforceable against Parent and the Surviving Corporation directly by, the Indemnified Parties, and shall be binding on all respective successors and permitted assigns of Parent and the Surviving Corporation.

      (e) In the event Parent or the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, assumed the obligations set forth in this Section 20.

    21. Non-Survival of Representations and Warranties. The respective representations and warranties of Boulevard contained in this Merger Agreement shall not survive the Effective Date.

    22. Governing Law. This Merger Agreement shall be construed and interpreted according to the applicable laws of the State of Illinois, except as the laws of the State of Delaware are expressly applicable to the Merger.

    23. Assignment. This Merger Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Merger Agreement nor any of the rights, interests, or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties.

    24. Satisfaction of Conditions; Termination.

      (a) Parent and Newco agree to use all reasonable efforts to promptly obtain satisfaction of the conditions of this Merger Agreement insofar as they relate to Parent and Newco, and Boulevard agrees to use all reasonable efforts to promptly obtain the satisfaction of the conditions of this Merger Agreement insofar as they relate to Boulevard, and in each case as soon as possible; provided, however, that in the case of Boulevard no action shall be required to be taken or not taken if such action or inaction, respectively, would, in the determination of the Board of Boulevard based upon a written opinion of counsel to Boulevard (a copy of which opinion shall be delivered to Parent), be inconsistent with the Board's fiduciary duties to the Boulevard shareholders.

      (b) This Merger Agreement may be terminated at any time prior to the Effective Date, whether before or after approval of the Merger by Boulevard's shareholders, upon the occurrence of any of the following by written notice from Parent to Boulevard, or by written notice from Boulevard to Parent as the case may be as follows:

        (i) by (A) either Parent or Boulevard, if any of the conditions to such party's obligation to consummate the transactions contemplated in Section 19 hereof shall have become impossible to satisfy; (B) by Parent if any of the conditions to its obligation to consummate the transactions contemplated in Section 17 hereof shall have become impossible to satisfy; and (C) by Boulevard if any of the conditions to its obligation to consummate the transactions contemplated in
      Section 18 hereof shall have become impossible to satisfy;

        (ii) by Parent if the information provided pursuant to Boulevard's obligation to update Schedule 14 contained in Section 10(p) discloses matters that, in the aggregate, have or would reasonably be expected to have a Material Adverse Effect;

        (iii) by either Parent or Boulevard, if this Merger Agreement and the Merger are not duly approved by the shareholders of Boulevard at a meeting of shareholders (or any adjournment thereof) duly called and held for such purposes; and

        (iv) by either Parent or Boulevard if the Effective Date is not on or before September 30, 1994 (unless the failure to consummate the Merger by such date shall be due to the action or failure to act of the party seeking to terminate this Merger Agreement in breach of such party's obligations under this Merger Agreement).

        (v) by either Parent or Boulevard in the event of a material breach of any covenant contained in this Merger Agreement that is not cured within thirty (30) days of the time that written notice of such breach is received by such other party from the party giving notice.

      (c) This Merger Agreement may be terminated and abandoned (whether before or after approval of the Merger by Boulevard's shareholders) by mutual written consent of Boulevard, Newco and Parent.

      (d) In the event of termination of this Merger Agreement caused otherwise than by a willful breach of this Merger Agreement by any of the parties hereto, this Merger Agreement shall cease and terminate, the acquisition of Boulevard as provided herein shall not be consummated, and none of Parent, Newco nor Boulevard shall have any liability to any other party under this Merger Agreement of any nature whatever, including without limitation, any liability for damages, except for Parent's obligations related to the printing of the proxy solicitation materials, provided, however, that the duties of Parent and Newco with respect to confidential information as set forth in
    Section 10(f) shall survive any such termination. If the Merger is not consummated as the result of termination of this Merger Agreement caused otherwise than by willful breach of a party hereto, Parent, Newco and Boulevard each shall pay its own fees and expenses incident to the negotiation, preparation and execution of this Merger Agreement, the respective shareholders' meetings and actions of the parties and all other acts incidental to, contemplated by or in pursuance of the transactions contemplated by this Merger Agreement, including fees and expenses of their respective counsel, accountants and other experts and advisors.

      (e) If termination of this Merger Agreement shall be judicially determined to have been caused by willful breach of this Merger Agreement, then, in addition to other remedies at law or equity for breach of this Merger Agreement, the party so found to have willfully breached this Merger Agreement shall indemnify the other parties for their respective costs, fees and expenses of their counsel, accountants and other experts and advisors as well as fees and expenses incident to negotiation, preparation and execution of this Merger Agreement and related documentation and their shareholders' meetings and consents.

    25. Waivers; Amendments. Any of the provisions of this Merger Agreement may be waived at any time by the party which is, or the shareholders of which are, entitled to the benefit thereof, provided, however, such waiver, if material to Boulevard or its shareholders, may be made only following due authorization by the Board of Directors of Boulevard. This Merger Agreement may be amended or modified in whole or in part by an agreement in writing executed in the same manner (but not necessarily by the same persons) as this Merger Agreement and which makes reference to this Merger Agreement, provided, however, such amendment or modification may be made only following due authorization by the respective Boards of Directors of Boulevard, Newco and Parent; provided, further, however, that after a favorable vote by the shareholders of Boulevard any such action shall be taken by Boulevard only if, in the opinion of its Board of Directors, such amendment or modification will not have any material adverse effect on the benefits intended under this Merger Agreement for the shareholders of Boulevard and will not require resolicitation of any proxies from such shareholders.

    26. Entire Agreement. Subject to the exceptions noted in the next following sentence, this Merger Agreement supersedes any other agreement, whether written or oral, that may have been made or entered into on or prior to the date hereof by Boulevard, Newco and Parent or by any officer or officers of such parties relating to the acquisition of the business or the capital stock of Boulevard and/or its Subsidiaries by Parent or Newco (other than the Warrant Agreement dated the date hereof between Parent and Boulevard). Except for such Warrant Agreement the Exhibits and Schedules hereto and any attachments thereto, this Merger Agreement constitutes the entire agreement by the parties, and there are no agreements or commitments except as set forth herein and therein.

    27. Captions; Counterparts. The captions in this Merger Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Merger Agreement. This Merger Agreement may be executed in several counterparts, each of which shall constitute one and the same instrument.

    28. Materiality. Unless the context otherwise requires, any reference in this Merger Agreement to "material" or "materiality" with respect to any party shall be deemed to be with respect to such party and its subsidiaries, taken as a whole.

    29. Notices. All notices and other communications hereunder shall be in writing and be deemed to have been given (i) one business day after delivery to a nationally recognized overnight courier service for overnight delivery, or (ii) three days after being mailed, certified mail, return receipt requested, postage prepaid, or (iii) upon being sent by facsimile transmission. Notice to Parent shall be deemed to be notice to Newco.

      (a) If to Parent, to:

      First Bank System, Inc.
      First Bank Place
      601 Second Avenue South
      Minneapolis, MN 55402-4302
      Attn: Richard A. Zona
      Vice Chairman and Chief Financial Officer
      Fax Number: 1-612-973-4072

      With a required copy to:

      Dorsey & Whitney
      220 South Sixth Street
      Minneapolis, MN 55402-1498
      Attn: Lee R. Mitau
      Fax Number: 1-612-340-8738

      (b) If to Boulevard, to:

      BOULEVARD BANCORP, INC.
      410 North Michigan Avenue
      Chicago, Illinois 60611

      Attention: Charles E. Schroeder, Chairman
      Fax Number: 1-312-644-7868

      With a required copy to:

      WILDMAN, HARROLD, ALLEN & DIXON
      225 West Wacker Drive
      Chicago, Illinois 60606-1229
      Attention: Sheldon P. Migdal
      Fax Number: 1-312-201-2555

  IN WITNESS WHEREOF, this Merger Agreement and Plan of Reorganization has been executed the day and year first above written.

Attest:                                   First Bank System, Inc.


          /s/ Lee R. Mitau                          /s/ Richard A. Zona
- -------------------------------------     By:----------------------------------


Attest:                                   Boulevard Bancorp, Inc.


       /s/ Lawrence J. Schmidt                    /s/ Charles E. Schroeder
- -------------------------------------     By:----------------------------------


Attest:                                   BBI Acquisition Corp.


          /s/ Lee R. Mitau                          /s/ Richard A. Zona
- -------------------------------------     By:----------------------------------

LIST OF EXHIBITS AND SCHEDULES OMITTED:

Exhibit A
      --
           Subsidiaries of Boulevard other than Banking Subsidiaries and Boulevard Technical Services, Inc.
Exhibit B
      --   Form of "Affiliate" Letter.
Schedule
8(h)
      --   Index Group and Weightings.
Schedule
14
      --   Exceptions to Section 14 of Merger Agreement.
Schedule
15
      --   Exceptions to Section 15 of Merger Agreement.

                                                                      APPENDIX B


                      [Letterhead of Goldman, Sachs & Co.]


                                                                [        ], 1994

Board of Directors
Boulevard Bancorp, Inc.
410 North Michigan Avenue
Chicago, Illinois 60611-4181

Gentlemen:

  You have requested our opinion as to the fairness to the holders of the outstanding shares of Common Stock, par value $0.04 per share (the "Shares"), of Boulevard Bancorp, Inc. (the "Company") of the exchange ratio of 0.8132 shares of Common Stock, par value $1.25 per share (the "First Bank System Common Stock"), of First Bank System, Inc. ("First Bank System") to be received for each Share (the "Exchange Ratio") pursuant to the merger (the "Merger") contemplated by the Merger Agreement and Plan of Reorganization dated as of September 29, 1993, among First Bank System, BBI Acquisition Corp., a wholly-owned subsidiary of First Bank System, and the Company (the "Agreement").

  Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company having provided certain investment banking services to the Company from time to time, including having acted as managing underwriter for the initial offering of common stock of the Company to the public (the "Initial Public Offering") in 1986, and having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the Agreement. We are also familiar with First Bank System having provided certain investment banking services to First Bank System from time to time, including having acted as co-manager in a public offering of the Series 1989A and Series 1989B cumulative preferred stock of First Bank System in 1989, and may provide investment banking services to First Bank System in the future. Goldman, Sachs & Co. is a full service securities firm and in the course of its trading activities it may from time to time effect transactions and hold positions in securities of the Company and First Bank System.

  In connection with this opinion, we have reviewed, among other things, the Agreement; the Warrant Agreement dated September 29, 1993, between First Bank System and the Company; [the Registration Statement on Form S-4, including the Proxy Statement/Prospectus relating to the Special Meeting of Stockholders of the Company to be held in connection with the Agreement]; Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company and First Bank System for the five fiscal years ended December 31, 1992; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and First Bank System; certain other communications from the Company and First Bank System to their respective stockholders; and certain internal financial analyses and forecasts for the Company and First Bank System prepared by their respective managements. We also have held discussions with members of the senior management of the Company and First Bank System regarding the past and current business operations, financial condition and future prospects of their respective companies. We also have reviewed with members of senior management of the Company the results of the Company's due diligence examination of First Bank System. We also have held discussions with the independent auditors of each of the Company and First Bank System regarding the financial and accounting affairs of the Company and First Bank System. In addition, we have reviewed the reported price and trading activity for the Shares and First Bank System Common Stock and compared certain financial and stock market information for the Company and First Bank System with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the banking industry specifically and in other industries generally and performed such other studies and analyses as we considered appropriate.

  We have relied without independent verification upon the accuracy and completeness of all of the financial and other information reviewed by us for purposes of this opinion. In that regard, we have assumed, with your consent, that the financial and operating forecasts, including, without limitation, projected cost savings and operating synergies resulting from the Merger and projections regarding under performing and non-performing assets and net charge-offs have been reasonably prepared on a basis reflecting the best currently available judgments and estimates of the Company and First Bank System and will be realized in the amounts and at the times contemplated thereby. We are not experts in the evaluation of loan portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and have assumed, with your consent, that such allowances for each of the Company and First Bank System are in the aggregate adequate to cover all such losses. In addition, we have not reviewed individual credit files nor have we made an independent evaluation or appraisal of the assets and liabilities of the Company or First Bank System or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal.

  Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof the Exchange Ratio pursuant to the Agreement is fair to the holders of the Shares.

                                                                      APPENDIX C

                       INDEX GROUP AND WEIGHTING FACTORS
                PURSUANT TO SECTION 8(H)(II) OF MERGER AGREEMENT

                                                                       WEIGHTING
INDEX COMPANY                                                           FACTOR
- -------------                                                          ---------
BANC ONE Corp.........................................................   10.16%
Bancorp Hawaii........................................................    0.86
BankAmerica Corp......................................................   12.36
Bank of Boston........................................................    1.90
Barnett Banks, Inc....................................................    3.17
Comerica..............................................................    2.44
CoreStates Financial..................................................    2.50
First Interstate......................................................    3.60
First Security........................................................    0.81
First Union Corp......................................................    5.79
Fleet Financial Group.................................................    3.50
KeyCorp...............................................................    2.82
Mellon Bank...........................................................    2.57
National City.........................................................    3.15
NationsBank...........................................................    9.34
NBD Bancorp...........................................................    3.92
Norwest Corp..........................................................    5.74
PNC Financial.........................................................    5.16
Shawmut National......................................................    1.75
Society Corp..........................................................    2.77
SunTrust Banks........................................................    3.98
U.S. Bancorp..........................................................    1.89
Wachovia Corp.........................................................    4.75
Wells Fargo & Co......................................................    5.08
                                                                        ------
                                                                        100.00%
                                                                        ======

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) EXHIBITS.

      8.1  Opinion and consent of Wildman, Harrold, Allen & Dixon as to certain federal income tax consequences described in the Proxy Statement/Prospectus.
     23.2  Consent of Wildman, Harrold, Allen & Dixon. (Included in Exhibit 8.1.)
     99.3  Form of proxy for Special Meeting of shareholders of Boulevard Bancorp, Inc.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF MINNEAPOLIS, STATE OF MINNESOTA, ON JANUARY 21, 1994.

                                          First Bank System, Inc.

                                                /s/ John F. Grundhofer
                                          By __________________________________
                                                    John F. Grundhofer
                                               Chairman, President and Chief
                                                     Executive Officer

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

            SIGNATURE AND TITLE                                DATE
            -------------------                                ----
          /s/ John F. Grundhofer
- -------------------------------------------
            John F. Grundhofer,                          January 21, 1994
   Chairman, President, Chief Executive
                  Officer
and Director (principal executive officer)
            /s/ Richard A. Zona
- -------------------------------------------
              Richard A. Zona,                           January 21, 1994
 Vice Chairman and Chief Financial Officer
       (principal financial officer)
            /s/ Susan E. Lester
- -------------------------------------------
              Susan E. Lester,                           January 21, 1994
  Executive Vice President and Controller
      (principal accounting officer)
            Coleman Bloomfield*
- -------------------------------------------
       Coleman Bloomfield, Director                      January 21, 1994

- -------------------------------------------
          Roger L. Hale, Director
              John H. Kareken*
- -------------------------------------------
         John H. Kareken, Director                       January 21, 1994
            Richard L. Knowlton*
- -------------------------------------------
       Richard L. Knowlton, Director                     January 21, 1994
             Kenneth A. Macke*
- -------------------------------------------
        Kenneth A. Macke, Director                       January 21, 1994

            SIGNATURE AND TITLE                                DATE
            -------------------                                ----
             Thomas F. Madison*
- -------------------------------------------
        Thomas F. Madison, Director                      January 21, 1994
             Marilyn C. Nelson*
- -------------------------------------------
        Marilyn C. Nelson, Director                      January 21, 1994
          Will F. Nicholson, Jr.*
- -------------------------------------------
     Will F. Nicholson, Jr., Director                    January 21, 1994
             Nicholas R. Petry*
- -------------------------------------------
        Nicholas R. Petry, Director                      January 21, 1994
            Edward J. Phillips*
- -------------------------------------------
       Edward J. Phillips, Director                      January 21, 1994
              James J. Renier*
- -------------------------------------------
         James J. Renier, Director                       January 21, 1994

- -------------------------------------------
        S. Walter Richey, Director
            Richard L. Robinson*
- -------------------------------------------
       Richard L. Robinson, Director                     January 21, 1994
             Richard L. Schall*
- -------------------------------------------
        Richard L. Schall, Director                      January 21, 1994
             Lyle E. Schroeder*
- -------------------------------------------
        Lyle E. Schroeder, Director                      January 21, 1994

       /s/ Susan E. Lester
*By__________________________________
           Susan E. Lester,
    Pro se and as Attorney-in-Fact

                                 EXHIBIT INDEX

 EXHIBIT                                  DESCRIPTION                                   PAGE
 -------                                  -----------                                   ----
  8.1    Opinion and consent of Wildman, Harrold, Allen & Dixon as to certain federal income tax consequences described in the Proxy Statement/Prospectus.
 23.2    Consent of Wildman, Harrold, Allen & Dixon. (Included in Exhibit 8.1.)
 99.3    Form of proxy for Special Meeting of shareholders of Boulevard Bancorp, Inc.